As filed with the Securities and Exchange Commission on May 1, 2007
Registration No. 333-135464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Allied World Assurance Company Holdings, Ltd
(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code Number)	98-0481737 (I.R.S. Employer Identification No.)

27 Richmond Road, Pembroke HM 08, Bermuda (441) 278-5400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Steven A. Seidman, Esq. Cristopher Greer, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000 (212) 728-8111 (Facsimile)	Wesley D. Dupont, Esq. Allied World Assurance Company Holdings, Ltd 27 Richmond Road Pembroke HM 08, Bermuda (441) 278-5400 (441) 292-0055 (Facsimile)	Lois Herzeca, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000 (212) 859-4000 (Facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to Be	Proposed Maximum	Proposed Maximum	Amount of
Securities to Be Registered	Registered	Offering Price Per Note	Aggregate Offering Price	Registration Fee
7.50% Senior Notes	$500,000,000		$500,000,000	$53,500(2)

(1)	This Registration Statement covers the registration of senior notes for resale by Goldman, Sachs & Co. in market-making transactions.

(2)	Previously paid. No fee is required for market-making activities.

This Registration Statement covers the registration of senior notes for resale by Goldman, Sachs & Co. in market-making transactions. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement covers the registration of senior notes for resale by Goldman, Sachs & Co. in market-making transactions. This Post-Effective Amendment No. 1 to the Registration Statement, previously filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-135464), is being filed in order to update the prospectus included in this Registration Statement as required by Section 10(a)(3) of the Securities Act of 1933 to include the information contained in the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its annual Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 22, 2007.

Dated May 1, 2007

$500,000,000

Allied World Assurance Company Holdings, Ltd

7.50% Senior Notes due 2016

Allied World Assurance Company Holdings, Ltd is offering $500,000,000 aggregate principal amount of 7.50% senior notes due August 1, 2016 (the “notes”).

We will pay interest on the notes semi-annually in arrears on February 1 and August 1 of each year. The first such payment will be made on February 1, 2007. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. We may redeem the notes at any time, in whole or in part, at a “make-whole” redemption price as described in this prospectus.

The notes will be our unsecured and unsubordinated obligations and will rank equal in right of payment with all our other unsubordinated indebtedness. The notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the collateral securing such indebtedness. We currently conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. The notes will not be guaranteed by any of our subsidiaries and will be effectively subordinated to all existing and future obligations (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries.

The notes will not be listed on any securities exchange.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions effected from time to time. These transactions may occur in the open market or may be privately negotiated at prevailing prices at the time of sales, at prices related thereto or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. We will not receive any proceeds of such sales.

Goldman, Sachs & Co.

The date of this prospectus is May 1, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus, including “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements” and our consolidated financial statements and related notes before making an investment decision with respect to our notes. References in this prospectus to the terms “we”, “us”, “our company”, “the company” or other similar terms mean the consolidated operations of Allied World Assurance Company Holdings, Ltd and its subsidiaries. Allied World Assurance Company Holdings, Ltd operates through subsidiaries in Bermuda, the United States, Ireland and through a branch office in the United Kingdom. References in this prospectus to “$” are to the lawful currency of the United States. The consolidated financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and other terms.

Our Company

Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2006, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 28.0%, 37.5% and 34.5%, respectively, of our total gross premiums written of $1,659.0 million.

Since our formation in November 2001, we have focused on the direct insurance markets. Direct insurance is insurance sold by an insurer that contracts directly with an insured, as distinguished from reinsurance, which is insurance sold by an insurer that contracts with another insurer. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred and, as a result, ultimately our profitability. Our total net income for the year ended December 31, 2006 was $442.8 million. We currently have approximately 280 full-time employees worldwide.

We believe our financial strength represents a significant competitive advantage in attracting and retaining clients in current and future underwriting cycles. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other insurance subsidiaries currently have an “A” (Excellent; 3rd of 16 categories) financial strength rating from A.M. Best and an “A−” (Strong; 7th of 21 categories) financial strength rating from S&P. Our insurance subsidiaries Allied World Assurance Company, Ltd, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company currently have an “A2” (Good; 6th of 21 categories) financial strength rating from Moody’s. As of December 31, 2006, we had $7,620.6 million of total assets and $2,220.1 million of shareholders’ equity.

Our Business Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns.

•	Property Segment. Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages. This type of coverage is usually not written in one contract; rather, the total amount of protection is split into layers and separate contracts are written with separate consecutive limits that aggregate to the total amount of coverage required by the insured. We focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. Our current average net risk exposure (net of reinsurance) is approximately between $3 to $5 million per individual risk. The property segment generated $463.9 million of gross premiums written in 2006, representing 28.0% of our total gross premiums written and 42.7% of our total direct insurance gross premiums written. For the same period, the property segment generated $51.7 million of underwriting income.

•	Casualty Segment. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, which means we are insuring the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. This segment generated $622.4 million of gross premiums written in 2006, representing 37.5% of our total gross premiums written and 57.3% of our total direct insurance gross premiums written. For the same period, the casualty segment generated $119.3 million of underwriting income.

•	Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and facultative basis, targeting several niche reinsurance markets including professional liability lines, specialty casualty, property for U.S. regional insurers, and accident and health and to a lesser extent marine and aviation lines. The reinsurance segment generated $572.7 million of gross premiums written in 2006, representing 34.5% of our total gross premiums written. For the same period, the reinsurance segment generated $94.2 million of underwriting income. Of our total reinsurance premiums written in 2006, $432.0 million, representing 75.4%, were related to specialty and casualty lines, and $140.7 million, representing 24.6%, were related to property lines.

Our Operations

We operate in three geographic markets: Bermuda, Europe and the United States.

Our Bermuda insurance operations focus primarily on underwriting risks for U.S. domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy.

Our European operations focus predominantly on direct property and casualty insurance for large European and international accounts. These operations are an important part of our growth strategy. We expect to capitalize on opportunities in European countries where terms and conditions are attractive, and where we can develop a strong local underwriting presence.

Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance needs. Our

U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance.

History

We were formed in November 2001 by a group of investors (whom we refer to in this prospectus as our principal shareholders) including American International Group, Inc. (whom we refer to in this prospectus as AIG), The Chubb Corporation (whom we refer to in this prospectus as Chubb), certain affiliates of The Goldman Sachs Group, Inc. (whom we collectively refer to in this prospectus as the Goldman Sachs Funds) and Securitas Allied Holdings, Ltd. (whom we refer to in this prospectus as the Securitas Capital Fund), an affiliate of Swiss Reinsurance Company (whom we refer to in this prospectus as Swiss Re), to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. A number of other insurance and reinsurance companies were also formed in 2001 and shortly thereafter, primarily in Bermuda, in response to these conditions. These conditions created a disparity between coverage sought by insureds and the coverage offered by direct insurers. Our original business model focused on primary property layers and low excess casualty layers, the same risks on which we currently focus. During July 2006, we completed our initial public offering of common shares (which we refer to in this prospectus as our IPO).

Competitive Strengths

We believe our competitive strengths have enabled us, and will continue to enable us, to capitalize on market opportunities. These strengths include the following:

•	Strong Underwriting Expertise Across Multiple Business Lines and Geographies. We have strong underwriting franchises offering specialty coverages in both the direct property and casualty markets as well as the reinsurance market. Our underwriting strengths allow us to assess and price complex risks and direct our efforts to the risk layers within each account that provide the highest potential return for the risk assumed. We are able to opportunistically grow our business in those segments of the market that are producing the most attractive returns and do not rely on any one segment for a disproportionately large portion of our business.

•	Established Direct Casualty Business. We have developed substantial underwriting expertise in multiple specialty casualty niches, including excess casualty, professional liability and healthcare liability. We believe that our underwriting expertise, established presence on existing insurance programs and ability to write substantial participations give us a significant advantage over our competition in the casualty marketplace.

•	Leading Direct Property Insurer in Bermuda. We believe we have developed one of the largest direct property insurance businesses in Bermuda as measured by gross premiums written. We continue to diversify our property book of business, serving clients in various industries, including retail chains, real estate, light manufacturing, communications and hotels. We also insure energy-related risks.

•	Strong Franchise in Niche Reinsurance Markets. We have established a reputation for skilled underwriting in various niche reinsurance markets in the United States and Bermuda, including specialty casualty for small to middle-market commercial risks; liability for directors, officers and professionals; commercial property risks in regional markets; and the excess and surplus lines market for manufacturing, energy and construction risks. In particular, we have developed a niche capability in providing reinsurance capacity to regional specialty carriers.

•	Financial Strength. As of December 31, 2006, we had shareholders’ equity of $2,220.1 million, total assets of $7,620.6 million and an investment portfolio with a fair market value of $5,440.3 million, consisting primarily of fixed-income securities with an average rating of AA by

Standard & Poor’s and Aa2 by Moody’s. Our insurance subsidiaries currently have an “A” (Excellent) financial strength rating from A.M. Best and an “A−” (Strong) financial strength rating from S&P. Moody’s has assigned an “A2” (Good) financial strength rating to certain of our insurance subsidiaries.

•	Low-Cost Operating Model. We believe that our operating platform is one of the most efficient among our competitors due to our significantly lower expense ratio as compared to most of our peers. For the year ended December 31, 2006, our expense ratio was 19.8%, compared to an average of 26.3% for U.S. publicly-traded, Bermuda-based insurers and reinsurers.

•	Experienced Management Team. The six members of our executive management team have an average of approximately 23 years of insurance industry experience. Most members of our management team are former executives of subsidiaries of AIG, one of our principal shareholders.

Business Strategy

Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders. We intend to achieve this objective through the following strategies:

•	Leverage Our Diversified Underwriting Franchises. Our business is diversified by both product line and geography. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions.

•	Expand Our Distribution and Our Access to Markets in the United States. We have made substantial investments to expand our U.S. business and expect this business to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market.

•	Grow Our European Business. We intend to grow our European business, with particular emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on direct property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks.

•	Continue Disciplined, Targeted Underwriting of Property Risks. We have profited from the increase in property rates for various catastrophe-exposed insurance risks following the 2005 hurricane season. Given our extensive underwriting expertise and strong market presence, we believe we choose the markets and layers that generate the largest potential for profit for the amount of risk assumed.

•	Further Reduce Earnings Volatility by Actively Monitoring Our Property Catastrophe Exposure. We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. This discipline has substantially reduced our historical loss experience and our exposure. Following Hurricanes Katrina, Rita and Wilma, we have further enhanced our catastrophe management approach. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have introduced a strategy based on gross exposed policy limits in critical earthquake and hurricane zones.

•	Expand Our Casualty Business with a Continued Focus on Specialty Lines. We believe we have established a leading excess casualty business. We will continue to target the risk needs of Fortune 1000 companies through our operations in Bermuda, large international accounts through our operations in Europe and middle-market and non-Fortune 1000 companies through our operations in the United States. We believe our focus on specialty casualty lines makes us less dependent on the property underwriting cycle.

•	Continue to Opportunistically Underwrite Diversified Reinsurance Risks. As part of our reinsurance segment, we target certain niche reinsurance markets because we believe we understand the risks and opportunities in these markets. We will continue to seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to be approximately 30% to 35% of our total annual gross premiums written.

There are many potential obstacles to the implementation of our proposed business strategies, including risks related to operating as an insurance and reinsurance company, as further described below.

Risk Factors

The competitive strengths that we maintain, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and include, but are not limited to, the following:

•	Inability to Obtain or Maintain Our Financial Strength Ratings. If the rating of any of our insurance subsidiaries is revised downward or revoked, our competitive position in the insurance and reinsurance industry may suffer, and it may be more difficult for us to market our products which could result in a significant reduction in the number of contracts we write and in a substantial loss of business.

•	Adequacy of Our Loss Reserves and the Need to Adjust such Reserves as Claims Develop Over Time. To the extent that actual losses or loss expenses exceed our expectations and reserves, we will be required to increase our reserves to reflect our changed expectations which could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.

•	Impact of Litigation and Investigations of Governmental Agencies on the Insurance Industry and on Us. Attorneys general from multiple states have been investigating market practices of the insurance industry. Policyholders have filed numerous class action suits alleging that certain insurance brokerage and placement practices violated, among other things, federal antitrust laws. We have been named in one civil suit and have recently settled all matters under an investigation by the Texas Attorney General’s Office, as described in “Business — Legal Proceedings”. The effects of investigations by any attorney general’s office into market practices, in particular insurance brokerage practices, of the insurance industry in general or us specifically, together with the class action litigations and any other legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our results of operations, financial condition and financial strength ratings.

•	Unanticipated Claims and Loss Activity. There may be greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated. As a result, it is possible that our unearned premium and loss reserves for such catastrophes will be inadequate to cover the losses.

•	Impact of Acts of Terrorism, Political Unrest and Acts of War. It is impossible to predict the timing or severity of acts of terrorism and political instability with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent we suffer losses from these risks, such losses could be significant.

•	Effectiveness of Our Loss Limitation Methods. We cannot be certain that any of the loss limitation methods we employ will be effective. The failure of any of these loss limitation methods could have a material adverse effect on our financial condition or results of operations.

•	Changes in the Availability or Creditworthiness of Our Brokers or Reinsurers. Loss of all or a substantial portion of the business provided by any one of the brokers upon which we rely could have a material adverse effect on our financial condition and results of operations. We also assume a degree of credit risk associated with our brokers in connection with the payment of claims and the receipt of premiums.

•	Changes in the Availability, Cost or Quality of Reinsurance Coverage. We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

•	Loss of Key Personnel. Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain our personnel.

•	Decreased Demand for Our Products and Increased Competition. Decreased level of demand for direct property and casualty insurance or reinsurance or increased competition due to an increase in capacity of property and casualty insurers or reinsurers could adversely affect our financial results.

•	Changes in the Competitive Landscape. The effects of competitors’ pricing policies and of changes in the laws and regulations on competition, including industry consolidation and development of competing financial products, could negatively impact our business.

Principal Executive Offices

Our principal executive offices are located at 27 Richmond Road, Pembroke HM 08, Bermuda, telephone number (441) 278-5400.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see “Description of The Notes” in this prospectus.

Issuer	Allied World Assurance Company Holdings, Ltd

Notes offered	$500 million aggregate principal amount of 7.50% senior notes due 2016.

Interest rate	7.50% per year.

Maturity	August 1, 2016.

Interest payment dates	February 1 and August 1 of each year, beginning on February 1, 2007.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equal in right of payment with all of our other unsubordinated indebtedness. The notes, however, will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the collateral securing such indebtedness.

We currently conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. The notes will not be guaranteed by any of our subsidiaries and will be effectively subordinated to all existing and future obligations (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries.

As of December 31, 2006, our outstanding consolidated indebtedness for money borrowed consisted solely of the notes offered hereby. As of December 31, 2006, the consolidated liabilities of our subsidiaries reflected on our balance sheet were approximately $5,400.5 million. All such liabilities (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries are effectively senior to the notes.

Optional redemption	We may redeem some or all of the notes at any time at a “make-whole” redemption price equal to the greater of:

• 100% of the principal amount being redeemed and

• the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in “Description of The Notes — Optional Redemption”) plus 40 basis points;

plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Additional Amounts	Subject to certain limitations and exceptions, Allied World Assurance Company Holdings, Ltd will make all payments of principal and of premium, if any, interest and any other amounts on, or in respect of, the notes without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature with respect to payments made by Allied World Assurance Company Holdings, Ltd imposed by or on behalf of Bermuda or any other jurisdiction in which Allied World Assurance Company Holdings, Ltd is organized or otherwise considered to be a resident for tax purposes or any other jurisdiction from which or through which a payment on the notes is made by Allied World Assurance Company Holdings, Ltd. See “Description of The Notes — Payment of Additional Amounts”.

Tax redemption	We may redeem all of the notes at any time if certain tax events occur as described in “Description of The Notes — Redemption for Tax Purposes”.

Sinking fund	There are no provisions for a sinking fund.

Form and denomination	Notes will be represented by global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) or its nominee. Notes sold will be issuable in denominations of $1,000 or any integral multiples of $1,000 in excess thereof.

Governing law	The notes will be governed by the laws of the State of New York.

Covenants	The indenture under which the notes will be issued will not contain any financial covenants or any provisions restricting us or our subsidiaries from purchasing or redeeming share capital. In addition, we will not be required to repurchase, redeem or modify the terms of any of the notes upon a change of control or other event involving us, which may adversely affect the value of the notes. In addition, the indenture will not limit the aggregate principal amount of debt securities we may issue under it, and we may issue additional debt securities in one or more series.

Risk factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Clearance and settlement	The notes will be cleared through DTC.

Use of proceeds	See “Use of Proceeds”.

Unless we specifically state otherwise, all information in this prospectus gives effect to a 1-for-3 reverse stock split effected on July 7, 2006 (and assumes no fractional shares will remain outstanding).

Summary Consolidated Financial Information

The following table sets forth our summary historical statement of operations data for the years ended December 31, 2006, 2005 and 2004, as well as our summary balance sheet data as of December 31, 2006 and 2005. Statement of operations data and balance sheet data are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. For further discussion of this risk see “Risk Factors”. You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2006	2005	2004
	($ in millions, except per share
	amounts and ratios)

Summary Statement of Operations Data:
Gross premiums written	$1,659.0	$1,560.3	$1,708.0

Net premiums written	$1,306.6	$1,222.0	$1,372.7

Net premiums earned	$1,252.0	$1,271.5	$1,325.5
Net investment income	244.4	178.6	129.0
Net realized investment (losses) gains	(28.7)	(10.2)	10.8
Net losses and loss expenses	739.1	1,344.6	1,013.4
Acquisition costs	141.5	143.4	170.9
General and administrative expenses	106.1	94.3	86.3
Foreign exchange loss (gain)	0.6	2.2	(0.3)
Interest expense	32.6	15.6	—
Income tax expense (recovery)	5.0	(0.4)	(2.2)

Net income (loss)	$442.8	$(159.8)	$197.2

Per Share Data:
Earnings (loss) per share(1):
Basic	$8.09	$(3.19)	$3.93
Diluted	7.75	(3.19)	3.83
Weighted average number of common shares outstanding:
Basic	54,746,613	50,162,842	50,162,842
Diluted	57,115,172	50,162,842	51,425,389
Dividends paid per share	$0.15	$9.93	—

	Year Ended December 31,
	2006	2005	2004

Selected Ratios:
Loss ratio(2)	59.0%	105.7%	76.5%
Acquisition cost ratio(3)	11.3	11.3	12.9
General and administrative expense ratio(4)	8.5	7.4	6.5
Expense ratio(5)	19.8	18.7	19.4
Combined ratio(6)	78.8	124.4	95.9

	As of December 31,
	2006	2005
	($ in millions, except per share amounts)

Summary Balance Sheet Data:
Cash and cash equivalents	$366.8	$172.4
Investments at fair market value	5,440.3	4,687.4
Reinsurance recoverable	689.1	716.3
Total assets	7,620.6	6,610.5
Reserve for losses and loss expenses	3,637.0	3,405.4
Unearned premiums	813.8	740.1
Total debt	498.6	500.0
Total shareholders’ equity	2,220.1	1,420.3
Book value per share(7):
Basic	$36.82	$28.31
Diluted	35.26	28.20

(1)	Please refer to Note 10 of the notes to the consolidated financial statements included in this prospectus for the calculation of basic and diluted earnings per share.

(2)	Calculated by dividing net losses and loss expenses by net premiums earned.

(3)	Calculated by dividing acquisition costs by net premiums earned.

(4)	Calculated by dividing general and administrative expenses by net premiums earned.

(5)	Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6)	Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7)	Basic book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is a non-GAAP financial measure and is defined as total shareholders’ equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of December 31, 2005. The number of warrants that were anti-dilutive was 5,873,500 as of December 31, 2005.

RISK FACTORS

Before investing in our notes, you should carefully consider the following risk factors and all other information in this prospectus. The risks described could materially affect our business, results of operations or financial condition and cause the trading price of our notes to decline. You could lose part or all of your investment.

Risks Related to Our Company

Downgrades or the revocation of our financial strength ratings would affect our standing among brokers and customers and may cause our premiums and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Each of our principal operating insurance subsidiaries has been assigned a financial strength rating of “A” (Excellent) from A.M. Best and “A−” (Strong) from S&P. Allied World Assurance Company, Ltd and our U.S. operating insurance subsidiaries are rated A2 (Good) by Moody’s. Each rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, the rating agency. The ratings are neither an evaluation directed to investors in our notes nor a recommendation to buy, sell or hold our notes. If the rating of any of our subsidiaries is revised downward or revoked, our competitive position in the insurance and reinsurance industry may suffer, and it may be more difficult for us to market our products. Specifically, any revision or revocation of this kind could result in a significant reduction in the number of insurance and reinsurance contracts we write and in a substantial loss of business as customers and brokers that place this business move to competitors with higher financial strength ratings.

Additionally, it is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the portion of our obligations if our insurance subsidiaries are downgraded below an A− by A.M. Best. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect any such cancellations would have on our financial condition or future operations, but such effect could be material.

We also cannot assure you that A.M. Best, S&P or Moody’s will not downgrade our insurance subsidiaries.

Actual claims may exceed our reserves for losses and loss expenses.

Our success depends on our ability to accurately assess the risks associated with the businesses that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to the policies we write. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be inadequate.

To the extent we determine that actual losses or loss expenses exceed our expectations and reserves reflected in our financial statements, we will be required to increase our reserves to reflect our changed expectations. This could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital. Our results for the year ended December 31, 2006 included $135.9 million and $25.2 million of favorable (i.e., a loss reserve decrease) and adverse development (i.e., a loss reserve increase), respectively, of reserves relating to losses incurred for prior accident years. In comparison, for the year ended December 31, 2005, our results included $72.1 million of adverse development of reserves, which included $62.5 million of adverse development from 2004 catastrophes, and $121.1 million of favorable development relating to losses incurred for prior accident years. Our results for the year ended December 31, 2004 included $81.7 million of favorable development and $2.3 million of adverse reserve development.

We have estimated our net losses from catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated and will be adjusted in the period in which further information becomes available. Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event, leaving us with more limited reinsurance coverage available pursuant to our two remaining property quota share treaties should our Hurricane Katrina losses prove to be greater than currently estimated. Under the two remaining quota share treaties, we ceded 45% of our general property policies and 66% of our energy-related property policies. As of December 31, 2006, we had estimated gross losses related to Hurricane Katrina of $559 million. Losses ceded related to Hurricane Katrina were $135 million under the property catastrophe reinsurance protection and approximately $153 million under the property quota share treaties.

The impact of investigations of possible anti-competitive practices by the company may impact our results of operations, financial condition and financial strength ratings.

On or about November 8, 2005, we received a Civil Investigative Demand (“CID”) from the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas, relating to an investigation (referred to in this prospectus as the Investigation) into (1) the possibility of restraint of trade in one or more markets within the State of Texas arising out of our business relationships with AIG and Chubb, and (2) certain insurance and insurance brokerage practices, including those relating to contingent commissions and false quotes, which are also the subject of industry-wide investigations and class action litigation. Specifically, the CID sought information concerning our relationship with our investors, and in particular, AIG and Chubb, including their role in our business, sharing of business information and any agreements not to compete. The CID also sought information regarding (i) contingent commission, placement service or other agreements that we may have had with brokers or producers, and (ii) the possibility of the provision of any non-competitive bids by us in connection with the placement of insurance. On April 12, 2007, we reached a settlement of all matters under investigation by the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas in connection with the Investigation. The settlement resulted in a charge of $2.1 million, which was previously reserved by us during the fourth quarter of 2006. In connection with the settlement, we entered into an Agreed Final Judgment and Stipulated Injunction with the State of Texas, pursuant to which we do not admit liability and deny the allegations made by the State of Texas. Specifically, we deny that any of our activities in the State of Texas violated antitrust laws, insurance laws or any other laws. Nevertheless, to avoid the uncertainty and expense of protracted litigation, we agreed to enter into the Agreed Final Judgment and Stipulated Injunction and settle these matters with the Attorney General of Texas. The outcome of the Investigation may form a basis for investigations, civil litigation or enforcement proceedings by other state regulators, by policyholders or by other private parties, or other settlements that could have a negative effect on us.

A complaint filed against our Bermuda insurance subsidiary could, if adversely determined or resolved, subject us to a material loss.

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.

The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. No specific amount of damages is claimed. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed pending the court’s analysis of any amended pleading filed by the class action plaintiffs. Written discovery has begun but has not been completed. While this matter is in an early stage, and it is not possible to predict its outcome, the company does not currently believe that the outcome will have a material adverse effect on the company’s operations or financial position.

Government authorities are continuing to investigate the insurance industry, which may adversely affect our business.

The attorneys general for multiple states and other insurance regulatory authorities have been investigating a number of issues and practices within the insurance industry, and in particular insurance brokerage practices. These investigations of the insurance industry in general, whether involving the company specifically or not, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our business and future prospects.

When we act as a property insurer and reinsurer, we are particularly vulnerable to losses from catastrophes.

Our direct property insurance and reinsurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various unpredictable events, including earthquakes, volcanic eruptions, hurricanes, windstorms, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Over the past several years, changing weather patterns and climactic conditions such as global warming have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. In addition, some experts have attributed the recent high incidence of hurricanes in the Gulf of Mexico and the Caribbean to a permanent change in weather patterns resulting from rising ocean temperature in the region. The international geographic distribution of our business subjects us to catastrophe exposure from natural events occurring in a number of areas throughout the world, including windstorms in Europe, hurricanes and windstorms in Florida, the Gulf Coast and the Atlantic coast regions of the United States, typhoons and earthquakes in Japan and Taiwan and earthquakes in California and parts of the Midwestern United States known as the New Madrid zone. The loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency but high severity in nature. In recent years, the frequency of major catastrophes appears to have increased. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of losses to the industry in recent years, and we expect this trend to continue.

In the event we experience further losses from catastrophes that have already occurred, there is a possibility that loss reserves for such catastrophes will be inadequate to cover the losses. In addition, because U.S. GAAP does not permit insurers and reinsurers to reserve for catastrophes until they occur, claims from these events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse effect on our financial condition and results of operations.

We could face losses from terrorism and political unrest.

We have exposure to losses resulting from acts of terrorism and political instability. Although we generally exclude acts of terrorism from our property insurance policies and reinsurance treaties where practicable, we provide coverage in circumstances where we believe we are adequately compensated for assuming those risks. Moreover, even in cases where we seek to exclude coverage, we may not be able to completely eliminate our exposure to terrorist acts. It is impossible to predict the timing or severity of these acts with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent we suffer losses from these risks, such losses could be significant.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.

We seek to limit our loss exposure by adhering to maximum limitations on policies written in defined geographical zones (which limits our exposure to losses in any one geographic area), limiting program size for each client (which limits our exposure to losses with respect to any one client), adjusting retention levels and establishing per risk and per occurrence limitations for each event and prudent underwriting guidelines for each insurance program written (all of which limit our liability on any one policy). Most of our direct liability insurance policies include maximum aggregate limitations. We cannot assure you that any of these loss limitation methods will be effective. In particular, geographic zone limitations involve significant underwriting judgments, including the determination of the areas of the zones and whether a policy falls within particular zone limits. Disputes relating to coverage and choice of legal forum may also arise. As a result, various provisions of our policies that are designed to limit our risks, such as limitations or exclusions from coverage (which limit the range and amount of liability to which we are exposed on a policy) or choice of forum (which provides us with a predictable set of laws to govern our policies and the ability to lower costs by retaining legal counsel in fewer jurisdictions), may not be enforceable in the manner we intend and some or all of our other loss limitation methods may prove to be ineffective. One or more catastrophic or other events could result in claims and expenses that substantially exceed our expectations and could have a material adverse effect on our results of operations.

For our reinsurance business, we depend on the policies, procedures and expertise of ceding companies; these companies may fail to accurately assess the risks they underwrite which may lead us to inaccurately assess the risks we assume.

Because we participate in reinsurance markets, the success of our reinsurance underwriting efforts depends in part on the policies, procedures and expertise of the ceding companies making the original underwriting decisions (when an insurer transfers some or all of its risk to a reinsurer, the insurer is sometimes referred to as a “ceding company”). Underwriting is a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond the ceding companies’ control and for which historical experience and statistical analysis may not provide sufficient guidance. We face the risk that the ceding companies may fail to accurately assess the risks they underwrite, which, in turn, may lead us to inaccurately assess the risks we assume as reinsurance; if this occurs, the premiums that are ceded to us may not adequately compensate us and we could face significant losses on these reinsurance contracts.

The availability and cost of security arrangements for reinsurance transactions may materially impact our ability to provide reinsurance to insurers domiciled in the United States.

Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to the insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. Allied World Assurance Company, Ltd uses trust accounts and has access to up to $1 billion in letters of credit under two letter of credit facilities. The letter of credit facilities impose restrictive covenants, including restrictions on asset sales, limitations on the incurrence of certain liens and required collateral and financial strength levels. Violations of these or other covenants could result in the suspension of access to letters of credit or such letters of credit becoming due and payable. If these letter of credit facilities are not sufficient or drawable or if Allied World Assurance Company, Ltd is unable to renew either or both of these facilities or to arrange for trust accounts or other types of security on commercially acceptable terms, its ability to provide reinsurance to U.S.-domiciled insurers may be severely limited.

In addition, security arrangements with ceding insurers may subject our assets to security interests or may require that a portion of our assets be pledged to, or otherwise held by, third parties. Although the investment income derived from our assets while held in trust typically accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities and the investment regulations of the state of domicile of the ceding insurer, which generally regulate the amount and quality of investments permitted and which may be more restrictive than the investment regulations applicable to us under Bermuda law. These restrictions may result in lower investment yields on these assets, which could adversely affect our profitability.

We depend on a small number of brokers for a large portion of our revenues. The loss of business provided by any one of them could adversely affect us.

We market our insurance and reinsurance products worldwide through insurance and reinsurance brokers. In 2006, our top four brokers represented approximately 68% of our gross premiums written. Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Ltd were responsible for the distribution of approximately 32%, 19% and 10%, respectively, of our gross premiums written for the year ended December 31, 2006. Loss of all or a substantial portion of the business provided by any one of those brokers could have a material adverse effect on our financial condition and results of operations.

Our reliance on brokers subjects us to their credit risk.

In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts to the customers that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, it is likely that, in most cases, we will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when a customer pays premiums for policies written by us to a broker for further payment to us, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums. Consequently, we assume a degree of credit risk associated with the brokers we use with respect to our insurance and reinsurance business.

We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

We acquire reinsurance purchased for our own account to mitigate the effects of large or multiple losses on our financial condition. From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. For example, following the events of September 11, 2001, terms and conditions in the reinsurance markets generally became less attractive to buyers of such coverage. Similar conditions may occur at any time in the future, and we may not be able to purchase reinsurance in the areas and for the amounts required or desired. Even if reinsurance is generally available, we may not be able to negotiate terms that we deem appropriate or acceptable or to obtain coverage from entities with satisfactory financial resources.

In addition, a reinsurer’s insolvency, or inability or refusal to make payments under a reinsurance or retrocessional reinsurance agreement with us, could have a material adverse effect on our financial condition and results of operations because we remain liable to the insured under the corresponding coverages written by us.

Our investment performance may adversely affect our financial performance and ability to conduct business.

We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility and interest rate fluctuations, liquidity risk, and credit and default risk. Additionally, with respect to some of our investments, we are subject to pre-payment or reinvestment risk. As authorized by our board of directors, we have invested $200 million of our shareholders’ equity in hedge funds. As a result, we may be subject to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

Because of the unpredictable nature of losses that may arise under insurance or reinsurance policies written by us, our liquidity needs could be substantial and may arise at any time. To the extent we are unsuccessful in correlating our investment portfolio with our expected liabilities, we may be forced to liquidate our investments at times and prices that are not optimal. This could have a material adverse effect on the performance of our investment portfolio. If our liquidity needs or general liability profile unexpectedly change, we may not be successful in continuing to structure our investment portfolio in its current manner.

Any increase in interest rates could result in significant losses in the fair value of our investment portfolio.

Our investment portfolio contains interest-rate-sensitive instruments that may be adversely affected by changes in interest rates. Fluctuations in interest rates affect our returns on fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher-yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. In addition, we are exposed to changes in the level or volatility of equity prices that affect the value of securities or instruments that derive their value from a particular equity security, a basket of equity securities or a stock index. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to manage the risks of investing in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity. In particular, a significant increase in interest rates could result in significant losses, realized or unrealized, in the fair value of our investment portfolio and, consequently, could have an adverse effect on our results of operations.

In addition, our investment portfolio includes mortgage-backed securities. As of December 31, 2006, mortgage-backed securities constituted approximately 30.6% of the fair market value of our aggregate invested assets. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities, four hedge funds, balances receivable on sale of investments and balances due on purchase of investments. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.

We may be adversely affected by fluctuations in currency exchange rates.

The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. We may incur foreign currency exchange gains or losses as we ultimately receive premiums and settle claims required to be paid in foreign currencies.

We have currency hedges in place that seek to alleviate our potential exposure to volatility in foreign exchange rates and intend to consider the use of additional hedges when we are advised of known or probable significant losses that will be paid in currencies other than the U.S. dollar. To the extent that we do not seek to hedge our foreign currency risk or our hedges prove ineffective, the impact of a movement in foreign currency exchange rates could adversely affect our operating results.

We may require additional capital in the future that may not be available to us on commercially favorable terms.

Our future capital requirements depend on many factors, including our ability to write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by insurance premiums received and sale proceeds and income from our investment portfolio are insufficient to fund future operating requirements and cover losses and loss expenses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any future financing, if available at all, may be on terms that are not favorable to us.

Conflicts of interests may arise because affiliates of some of our principal shareholders have continuing agreements and business relationships with us, and also may compete with us in several of our business lines.

Affiliates of some of our principal shareholders engage in transactions with our company. Subsidiaries of AIG provided limited administrative services to our company through 2006. Affiliates of the Goldman Sachs Funds serve as investment managers for our entire investment portfolio, except for that portion invested in the AIG Select Hedge Fund Ltd., which is managed by a subsidiary of AIG. An affiliate of Chubb provides surplus lines services to our U.S. subsidiaries. The interests of these affiliates of our principal shareholders may conflict with the interests of our company. Affiliates of our principal shareholders, AIG, Chubb and Securitas Capital Fund, are also customers of our company.

Furthermore, affiliates of AIG, Chubb, Swiss Re and the Goldman Sachs Funds may from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance business. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to AIG, Chubb, Swiss Re, the Goldman Sachs Funds or other existing shareholders or any of their affiliates, on the one hand, and us, on the other hand. AIG, Chubb, Swiss Re and the Goldman Sachs Funds either directly or through affiliates, also maintain business relationships with numerous companies that may directly compete with us. In general, these affiliates could pursue business interests or exercise their voting power as shareholders in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship.

Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain our personnel.

Our success depends in substantial part on our ability to attract and retain our employees who generate and service our business. We rely substantially on the services of our executive management team. If we lose the services of any member of our executive management team, our business could be adversely affected. If we are unable to attract and retain other talented personnel, the further implementation of our business strategy could be impeded. This, in turn, could have a material adverse effect on our business. The location of our global headquarters in Bermuda may also impede our ability to attract and retain talented employees. We currently have written employment agreements with our Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Corporate Actuary and certain other members of our executive management team. We do not maintain key man life insurance policies for any of our employees.

Risks Related to the Insurance and Reinsurance Business

The insurance and reinsurance business is historically cyclical and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense competition on price and policy terms due to excessive underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions. Because premium levels for many products have increased over the past several years, the supply of insurance and reinsurance has increased and is likely to increase further, either as a result of capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers. Continued increases in the supply of insurance and reinsurance may have consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions.

Increased competition in the insurance and reinsurance markets in which we operate could adversely impact our operating margins.

The insurance and reinsurance industries are highly competitive. We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than us. As a result of Hurricane Katrina in 2005, the insurance industry’s largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers raised new capital and significant investments were made in new insurance and reinsurance companies in Bermuda.

In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

•	legislative mandates for insurers to provide specified types of coverage in areas where we or our ceding clients do business, such as the terrorism coverage mandated in the United States Terrorism Risk Insurance Act of 2002 (which we refer to in this prospectus as TRIA) and the Terrorism Risk Insurance Extension Act of 2005 (which we refer to in this prospectus as the TRIA Extension), could eliminate or reduce opportunities for us to write those coverages; and

•	programs in which state-sponsored entities provide property insurance or reinsurance in catastrophe prone areas, such as recent legislative enactments passed in the State of Florida, or other “alternative market” types of coverage could eliminate or reduce opportunities for us to write those coverages.

New competition from these developments could result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

The effects of emerging claims and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance and reinsurance contracts may not be known for many years after a contract is issued. Examples of emerging claims and coverage issues include:

•	larger settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance; and

•	a trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the conduct of our business.

Risks Related to Laws and Regulations Applicable to Us

Compliance by our insurance subsidiaries with the legal and regulatory requirements to which they are subject is expensive. Any failure to comply could have a material adverse effect on our business.

Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance or reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products. The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. It is not possible to predict the future impact of changes in laws and regulations on our operations. The cost of complying with any new legal requirements affecting our subsidiaries could have a material adverse effect on our business.

In addition, our subsidiaries may not always be able to obtain or maintain necessary licenses, permits, authorizations or accreditations. They also may not be able to fully comply with, or to obtain appropriate exemptions from, the laws and regulations applicable to them. Any failure to comply with applicable law or to obtain appropriate exemptions could result in restrictions on either the ability of the company in question, as well as potentially its affiliates, to do business in one or more of the jurisdictions in which they operate or on brokers on which we rely to produce business for us. In addition, any such failure to comply with applicable laws or to obtain appropriate exemptions could result in the imposition of fines or other sanctions. Any of these sanctions could have a material adverse effect on our business.

Our principal insurance subsidiary, Allied World Assurance Company, Ltd, is registered as a Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. The applicable Bermudian statutes and regulations generally are designed to protect insureds and ceding insurance companies rather than shareholders or noteholders. Among other things, those statutes and regulations:

•	require Allied World Assurance Company, Ltd to maintain minimum levels of capital and surplus,

•	impose liquidity requirements which restrict the amount and type of investments it may hold,

•	prescribe solvency standards that it must meet and

•	restrict payments of dividends and reductions of capital and provide for the performance of periodic examinations of Allied World Assurance Company, Ltd and its financial condition.

These statutes and regulations may, in effect, restrict the ability of Allied World Assurance Company, Ltd to write new business. Although it conducts its operations from Bermuda, Allied World Assurance Company, Ltd is not authorized to directly underwrite local risks in Bermuda.

Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Newmarket Underwriters Insurance Company, a New Hampshire domiciled insurer, are both subject to the statutes and regulations of their relevant state of domicile as well as any other state in the United States where they conduct business. In the 15 states where the companies are admitted, the companies must comply with all insurance laws and regulations, including insurance rate and form requirements. Insurance laws and regulations may vary significantly from state to state. In those states where the companies act as surplus lines carriers, the state’s regulation focuses mainly on the company’s solvency.

Allied World Assurance Company (Europe) Limited, an Irish domiciled insurer, operates within the European Union non-life insurance legal and regulatory framework as established under the Third Non-Life Directive of the European Union (“Non-Life Directive”). Allied World Assurance Company (Europe) Limited is required to operate in accordance with the provisions of the Irish Insurance Acts and Regulations and the requirements of the Irish Financial Services Regulatory Authority (the “Irish Financial Regulator”).

Allied World Assurance Company (Reinsurance) Limited, an Irish domiciled reinsurer, is also authorized by the Financial Services Authority in the United Kingdom and is subject to the reinsurance regulations promulgated by the Financial Services Authority. Prior to the adoption of the European Union Reinsurance Directive in December 2005, there was no common European Union framework for the authorization and regulation of reinsurance undertakings — reinsurance undertakings operated according to the legal and regulatory requirements of individual European Union member states. With the adoption of the European Union Reinsurance Directive in December 2005, reinsurance undertakings may, subject to the satisfaction of certain formalities, carry on reinsurance business in other European Union member states either directly from the home member state (on a services basis) or through local branches (by way of permanent establishment). The European Union Reinsurance Directive was transposed into Irish law in July 2006.

Our Bermudian entities could become subject to regulation in the United States.

Neither Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd nor Allied World Assurance Holdings (Ireland) Ltd is licensed or admitted as an insurer, nor is any of them accredited as a reinsurer, in any jurisdiction in the United States. More than 85% of the gross premiums written by Allied World Assurance Company, Ltd, however, are derived from insurance or reinsurance contracts entered into with entities domiciled in the United States. The insurance laws of each state in the United States regulate the sale of insurance and reinsurance within the state’s jurisdiction by foreign insurers. Allied World Assurance Company, Ltd conducts its business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit insurance business, resolve claims or conduct other insurance business, in the United States. While Allied World Assurance Company, Ltd does not believe it is in violation of insurance laws of any jurisdiction in the United States, we cannot be certain that inquiries or challenges to our insurance and reinsurance activities will not be raised in the future. It is possible that, if Allied World Assurance Company, Ltd were to become subject to any laws of this type at any time in the future, we would not be in compliance with the requirements of those laws.

Our holding company structure and regulatory and other constraints affect our ability to pay dividends and make other payments.

Allied World Assurance Company Holdings, Ltd is a holding company, and as such has no substantial operations of its own. It does not have any significant assets other than its ownership of the shares of its direct and indirect subsidiaries, including Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company, Allied World Assurance Company (Reinsurance) Limited and Newmarket Administrative Services, Inc. Dividends and other permitted distributions from insurance subsidiaries are expected to be the sole source of funds for Allied World Assurance Company Holdings, Ltd to meet any ongoing cash requirements, including any debt service payments and other expenses, and to pay any dividends to shareholders. Bermuda law, including Bermuda insurance regulations and the Companies Act 1981 of Bermuda (which we refer to in this prospectus as the Companies Act) restricts the declaration and payment of dividends and the making of distributions by Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, and Allied World Assurance Holdings (Ireland) Ltd, unless specified requirements are met. Allied World Assurance Company, Ltd is prohibited from paying dividends of more than 25% of its total statutory capital and surplus (as shown in its previous financial year’s statutory balance sheet) unless it files with the Bermuda Monetary Authority at least seven days before payment of such dividend an affidavit stating that the declaration of such dividends has not caused it to fail to meet its minimum solvency margin and minimum liquidity ratio. Allied World Assurance Company, Ltd is also prohibited from declaring or paying dividends without the approval of the Bermuda Monetary Authority if Allied World Assurance Company, Ltd failed to meet its minimum solvency margin and minimum liquidity ratio on the last day of the previous financial year. Furthermore, in order to reduce its total statutory capital by 15% or more, Allied World Assurance Company, Ltd would require the prior approval of the Bermuda Monetary Authority. In addition, Bermuda corporate law prohibits a company from declaring or paying a dividend if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. The inability by

Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd to pay dividends in an amount sufficient to enable Allied World Assurance Company Holdings, Ltd to meet its cash requirements at the holding company level could have a material adverse effect on our business, our ability to make payments on any indebtedness, our ability to transfer capital from one subsidiary to another and our ability to declare and pay dividends to our shareholders.

In addition, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to significant regulatory restrictions limiting their ability to declare and pay any dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends.

Our business could be adversely affected by Bermuda employment restrictions.

We will need to hire additional employees to work in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate and holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as “key” and with respect to which businesses can apply to be exempt from the six-to-nine-year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals and senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government. It is possible that the Bermuda government could deny work permits for our employees in the future, which could have a material adverse effect on our business.

Risks Relating to the Notes

Our obligations under the notes are unsecured and subordinated in right of payment to any secured debt that we may incur in the future.

The notes will be our unsecured and unsubordinated obligations and will:

•	rank equal in right of payment with all our other unsubordinated indebtedness;

•	be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	not be guaranteed by any of our subsidiaries and, therefore, will be effectively subordinated to the obligations (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries.

As a result, in the event of the bankruptcy, liquidation or reorganization of Allied World Assurance Company Holdings, Ltd, or upon acceleration of the notes due to an event of default, Allied World Assurance Company Holdings, Ltd’s assets will be available to pay its obligations on the notes only after all secured indebtedness has been paid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

As of December 31, 2006, our outstanding consolidated indebtedness for money borrowed consisted solely of the notes offered hereby.

Because the notes will not be guaranteed by any of our subsidiaries, the notes will be structurally subordinated to the obligations of our subsidiaries.

We are a holding company whose assets primarily consist of the shares in our subsidiaries and we conduct substantially all of our business through our subsidiaries. Because our subsidiaries are not guaranteeing our obligations under the notes, holders of the notes will have a junior position to the claims of creditors of our subsidiaries (including insurance policyholders, trade creditors, debt holders and taxing authorities) on their assets and earnings. All obligations (including insurance obligations) of our subsidiaries are effectively senior to the notes. As a result, in the event of the bankruptcy, liquidation or reorganization of Allied World Assurance Company Holdings, Ltd or upon acceleration of the notes due to an event of default, Allied World Assurance Company Holdings, Ltd’s subsidiaries’ assets will be available to pay its obligations on the notes only after all of the creditors of those subsidiaries have been paid in full. As of December 31, 2006, the consolidated liabilities of our subsidiaries reflected on our balance sheet were approximately $5,400.5 million. All such liabilities (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries are effectively senior to the notes.

Allied World Assurance Company Holdings, Ltd will depend upon dividends from its subsidiaries to meet its obligations under the notes.

Allied World Assurance Company Holdings, Ltd’s ability to meet its obligations under the notes will be dependent upon the earnings and cash flows of its subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to Allied World Assurance Company Holdings, Ltd. Dividends and other permitted distributions from its insurance subsidiaries are expected to be the main source of funds to meet its obligations under the notes. Allied World Assurance Company Holdings, Ltd’s insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay any dividends. See “Risk Factors — Risks Related to Laws and Regulations Applicable to Us — Our holding company structure and regulatory and other constraints affect our ability to pay dividends and make other payments”.

The inability of its subsidiaries to pay dividends to Allied World Assurance Company Holdings, Ltd in an amount sufficient to enable it to meet its cash requirements at the holding company level could have a material adverse effect on its operations and ability to satisfy its obligations to you under the notes. Dividend payments and other distributions from the subsidiaries of Allied World Assurance Company Holdings, Ltd may also be subject to withholding tax.

Allied World Assurance Company Holdings, Ltd may incur additional indebtedness that could limit the amount of funds available to make payments on the notes.

Neither the notes nor the indenture prohibit or limit the incurrence of secured or senior indebtedness or the incurrence of other indebtedness and liabilities by Allied World Assurance Company Holdings, Ltd or its subsidiaries. Any additional indebtedness or liabilities so incurred would reduce the amount of funds Allied World Assurance Company Holdings, Ltd would have available to pay its obligations under the notes.

The indenture under which the notes will be issued will contain only limited protection for holders of the notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger, amalgamation or similar transaction in the future.

The indenture under which the notes will be issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger,

amalgamation or similar transaction. The indenture will not contain any provisions restricting our ability to:

•	incur additional debt, including debt effectively senior in right of payment to the notes;

•	pay dividends on or purchase or redeem share capital;

•	sell assets (other than certain restrictions on our ability to consolidate, merge, amalgamate or sell all or substantially all of our assets and our ability to sell the shares of certain subsidiaries);

•	enter into transactions with affiliates;

•	create liens (other than certain limitations on creating liens on the shares of certain subsidiaries) or enter into sale and leaseback transactions; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

Additionally, the indenture will not require us to offer to purchase the notes in connection with a change of control or require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth.

An active trading market for the notes may not develop.

The notes are a new issue of securities and there is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange, the PORTAL market or any quotation system. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, our performance, credit agency ratings and other factors.

The notes may be redeemed prior to maturity, which may adversely affect your return on the notes.

The notes may be redeemed in whole or in part on one or more occasions at any time. If redeemed, the “make-whole” redemption price for the notes would be equal to the greater of (1) 100% of the principal amount being redeemed and (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of the Notes — Optional Redemption”), plus 40 basis points, plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

Redemption may occur at a time when prevailing interest rates are relatively low. If this happens, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the redeemed notes. See “Description of The Notes — Optional Redemption” in this prospectus for a more detailed discussion of redemption of the notes.

U.S. persons who own our notes may have more difficulty in protecting their interests than U.S. persons who are creditors of a U.S. corporation.

Creditors of a company in Bermuda, such as Allied World Assurance Company Holdings, Ltd, may enforce their rights against the company by legal process in Bermuda. The creditor would first have to obtain a judgment in its favor against Allied World Assurance Company Holdings, Ltd by pursuing a legal action against Allied World Assurance Company Holdings, Ltd in Bermuda. This

would entail retaining attorneys in Bermuda and (in the case of a plaintiff who is a U.S. person) pursuing an action in a jurisdiction that would be foreign to the plaintiff. The costs of pursuing such an action could be more costly than pursuing corresponding proceedings against a U.S. person.

Appeals from decisions of the Supreme Court of Bermuda (the first instance court for most civil proceedings in Bermuda) may be made in certain cases to the Court of Appeal for Bermuda. In turn, appeals from the decisions of the Court of Appeal may be made in certain cases to the English Privy Council. Rights of appeal in Bermuda may be more restrictive than rights of appeal in the United States.

In the event that we become insolvent, the rights of a creditor against us would be severely impaired.

In the event of our insolvent liquidation (or appointment of a provisional liquidator), a creditor may pursue legal action only upon obtaining permission to do so from the Supreme Court of Bermuda. The rights of creditors in an insolvent liquidation will extend only to proving a claim in the liquidation and receiving a dividend pro rata along with other unsecured creditors to the extent of our available assets (after the payment of costs of the liquidation). However, creditors are not prevented from taking action against the Company in places outside Bermuda unless there has been an injunction preventing them from doing so in that particular place. Any judgment thus obtained may be capable of enforcement against the Company’s assets located outside Bermuda.

The impairment of the rights of an unsecured creditor may be more severe in an insolvent liquidation in Bermuda than would be the case where a U.S. person has a claim against a U.S. corporation which becomes insolvent. This is so mainly because in the event of an insolvency, Bermuda law may be more generous to secured creditors (and hence less generous to unsecured creditors) than U.S. law. The rights of secured creditors in an insolvent liquidation in Bermuda remain largely unimpaired, with the result that secured creditors will be paid in full to the extent of the value of the security they hold. Another possible consequence of the favorable treatment of secured creditors under Bermuda insolvency law is that a rehabilitation of an insolvent company in Bermuda may be more difficult to achieve than the rehabilitation of an insolvent U.S. corporation.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

Our company is a Bermuda company and it may be difficult for investors in the notes to enforce judgments against us or our directors and executive officers.

We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda legal counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

Risks Related to Taxation

U.S. taxation of our non-U.S. companies could materially adversely affect our financial condition and results of operations.

Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd and Allied World Assurance Company, Ltd are Bermuda companies, and Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are Irish companies (collectively, the “non-U.S. companies”). We believe that the non-U.S. companies have operated and will operate their respective businesses in a manner that will not cause them to be subject to U.S. tax (other than U.S. federal excise tax on insurance and reinsurance premiums and withholding tax on specified investment income from U.S. sources) on the basis that none of them is engaged in a U.S. trade or business. However, there are no definitive standards under current law as to those activities that constitute a U.S. trade or business and the determination of whether a non-U.S. company is engaged in a U.S. trade or business is inherently factual. Therefore, we cannot assure you that the U.S. Internal Revenue Service (the “IRS”) will not contend that a non-U.S. company is engaged in a U.S. trade or business. If any of the non-U.S. companies is engaged in a U.S. trade or business and does not qualify for benefits under the applicable income tax treaty, such company may be subject to U.S. federal income taxation at regular corporate rates on its premium income from U.S. sources and investment income that is effectively connected with its U.S. trade or business. In addition, a U.S. federal branch profits tax at the rate of 30% will be imposed on the earnings and profits attributable to such income. All of the premium income from U.S. sources and a significant portion of investment income of such company, as computed under Section 842 of the Code, requiring that a foreign company carrying on a U.S. insurance or reinsurance business have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by such company, may be subject to U.S. federal income and branch profits taxes.

If Allied World Assurance Company, Ltd (the “Bermuda insurance subsidiary”) is engaged in a U.S. trade or business and qualifies for benefits under the United States-Bermuda tax treaty, U.S. federal income taxation of such subsidiary will depend on whether (i) it maintains a U.S. permanent establishment and (ii) the relief from taxation under the treaty generally applies to non-premium income. We believe that the Bermuda insurance subsidiary has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether an insurance company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that the Bermuda insurance subsidiary maintains a U.S. permanent establishment. In such case, the subsidiary will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 30% with respect to its income attributable to the permanent establishment. Furthermore, although the provisions of the treaty clearly apply to premium income, it is uncertain whether they generally apply to other income of a Bermuda company. Therefore, if the Bermuda insurance subsidiary is engaged in a U.S. trade or business, qualifies for benefits under the treaty and does not maintain a U.S. permanent establishment but the treaty is interpreted not to apply to income other than premium income, such subsidiary will be subject to U.S. federal income and branch profits taxes on its investment and other non-premium income as described in the preceding paragraph.

If any of Allied World Assurance Holdings (Ireland) Ltd or our Irish companies is engaged in a U.S. trade or business and qualifies for benefits under the Ireland-United States income tax treaty, U.S. federal income taxation of such company will depend on whether it maintains a U.S. permanent establishment. We believe that each such company has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether a non-U.S. company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that any of such companies maintains a U.S. permanent establishment. In such case, the company will be subject to U.S. federal income tax at regular corporate rates and branch profits tax at the rate of 5% with respect to its income attributable to the permanent establishment.

U.S. federal income tax, if imposed, will be based on effectively connected or attributable income of a non-U.S. company computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that all deductions and credits claimed by a non-U.S. company in a taxable year can be disallowed if the company does not file a U.S. federal income tax return for such year. Penalties may be assessed for failure to file such return. None of our non-U.S. companies filed U.S. federal income tax returns for the 2002 and 2001 taxable years. However, we have filed protective U.S. federal income tax returns on a timely basis for each non-U.S. company for 2003, 2004 and 2005, and we plan to timely file returns for subsequent years in order to preserve our right to claim tax deductions and credits in such years if any of such companies is determined to be subject to U.S. federal income tax.

If any of our non-U.S. companies is subject to such U.S. federal taxation, our financial condition and results of operations could be materially adversely affected.

Our U.S. subsidiaries may be subject to additional U.S. taxes in connection with our interaffiliate arrangements.

Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company (the “U.S. insurance subsidiaries”) are U.S. companies. They reinsure a substantial portion of their insurance policies with Allied World Assurance Company, Ltd. While we believe that the terms of these reinsurance arrangements are arm’s length, we cannot assure you that the IRS will not successfully assert that the payments made by the U.S. insurance subsidiaries with respect to such arrangements exceed arm’s length amounts. In such case, our U.S. insurance subsidiaries will be treated as realizing additional income that may be subject to additional U.S. income tax, possibly with interest and penalties. Such excess amount may also be deemed to have been distributed as dividends to the direct parent of the U.S. insurance subsidiaries, Allied World Assurance Holdings (Ireland) Ltd, in which case this deemed dividend will also be subject to a U.S. federal withholding tax of 5%, assuming that the parent is eligible for benefits under the United States-Ireland income tax treaty (or a withholding tax of 30% if the parent is not so eligible). If any of these U.S. taxes are imposed, our financial condition and results of operations could be materially adversely affected.

Application of a recently published IRS Revenue Ruling with respect to our insurance or reinsurance arrangements can materially adversely affect us.

Recently, the IRS published Revenue Ruling 2005-40 (the “Ruling”) addressing the requirement of adequate risk distribution among insureds in order for a primary insurance arrangement to constitute insurance for U.S. federal income tax purposes. If the IRS successfully contends that our insurance or reinsurance arrangements, including such arrangements with affiliates of our principal shareholders, and with our U.S. subsidiaries, do not provide for adequate risk distribution under the principles set forth in the Ruling, we could be subject to material adverse U.S. federal income tax consequences. See “Certain Tax Considerations”.

Future U.S. legislative action or other changes in U.S. tax law might adversely affect us.

The tax treatment of non-U.S. insurance companies and their U.S. insurance subsidiaries has been the subject of discussion and legislative proposals in the U.S. Congress. We cannot assure you that future legislative action will not increase the amount of U.S. tax payable by our non-U.S. companies or our U.S. subsidiaries. If this happens, our financial condition and results of operations could be materially adversely affected.

We may be subject to U.K. tax, which may have a material adverse effect on our results of operations.

None of our companies are incorporated in the United Kingdom. Accordingly, none of our companies should be treated as being resident in the United Kingdom for corporation tax purposes unless our central management and control of any such company is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intend to manage our affairs so that none of our companies are resident in the United Kingdom for tax purposes.

The rules governing the taxation of foreign companies operating in the United Kingdom through a branch or agency were amended by the Finance Act 2003. The current rules apply to the accounting periods of non-U.K. resident companies which start on or after January 1, 2003. Accordingly, a non-U.K. resident company will only be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. In that case, the company is, in broad terms, taxable on the profits and gains attributable to the permanent establishment in the United Kingdom. Broadly a company will have a permanent establishment if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company habitually exercises authority in the United Kingdom to do business on behalf of the company. Each of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited (which have established branches in the United Kingdom), currently intend that we will operate in such a manner so that none of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, carry on a trade through a permanent establishment in the United Kingdom.

If any of our U.S. subsidiaries were trading in the United Kingdom through a branch or agency and the U.S. subsidiaries were to qualify for benefits under the applicable income tax treaty between the United Kingdom and the United States, only those profits which were attributable to a permanent establishment in the United Kingdom would be subject to U.K. corporation tax.

If Allied World Assurance Holdings (Ireland) Ltd was trading in the United Kingdom through a branch or agency and it was entitled to the benefits of the tax treaty between Ireland and the United Kingdom, it would only be subject to U.K. taxation on its profits which were attributable to a permanent establishment in the United Kingdom. The branches established in the United Kingdom by Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited constitute a permanent establishment of those companies and the profits attributable to those permanent establishments are subject to U.K. corporation tax.

The United Kingdom has no income tax treaty with Bermuda.

There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency, but each of our companies currently intend to operate in such a manner that none of our companies will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If any of our companies were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, were to be treated as carrying on a trade in the United Kingdom through a branch or agency or of having a permanent establishment in the United Kingdom, our results of operations and your investment could be materially adversely affected.

We may be subject to Irish tax, which may have a material adverse effect on our results of operations.

Companies resident in Ireland are generally subject to Irish corporation tax on their worldwide income and capital gains. None of our companies, other than our Irish companies and Allied World Assurance Holdings (Ireland) Ltd, which resides in Ireland, should be treated as being resident in Ireland unless our central management and control is exercised in Ireland. The concept of central management and control is indicative of the highest level of control of a company, and is wholly a question of fact. Each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, currently intend to operate in such a manner so that the central management and control of each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is exercised outside of Ireland. Nevertheless, because central management and control is a question of fact to be determined based on a number of different factors, the Irish Revenue Commissioners might contend successfully that the central management and control of any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd or our Irish companies, is exercised in Ireland. Should this occur, such company will be subject to Irish corporation tax on their worldwide income and capital gains.

The trading income of a company not resident in Ireland for Irish tax purposes can also be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland. Each of our companies currently intend to operate in such a manner so that none of our companies carry on a trade through a branch or agency in Ireland. Nevertheless, because neither case law nor Irish legislation definitively defines the activities that constitute trading in Ireland through a branch or agency, the Irish Revenue Commissioners might contend successfully that any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is trading through a branch or agency in Ireland. Should this occur, such companies will be subject to Irish corporation tax on profits attributable to that branch or agency.

If any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, were treated as resident in Ireland for Irish corporation tax purposes, or as carrying on a trade in Ireland through a branch or agency, our results of operations and your investment could be materially adversely affected.

If corporate tax rates in Ireland increase, our business and financial results could be adversely affected.

Trading income derived from the insurance and reinsurance businesses carried on in Ireland by our Irish companies is generally taxed in Ireland at a rate of 12.5%. Over the past number of years, various European Union Member States have, from time to time, called for harmonization of corporate tax rates within the European Union. Ireland, along with other member states, has consistently resisted any movement towards standardized corporate tax rates in the European Union. The Government of Ireland has also made clear its commitment to retain the 12.5% rate of corporation tax until at least the year 2025. Should, however, tax laws in Ireland change so as to increase the general corporation tax rate in Ireland, our results of operations could be materially adversely affected.

If investments held by our Irish companies are determined not to be integral to the insurance and reinsurance businesses carried on by those companies, additional Irish tax could be imposed and our business and financial results could be adversely affected.

Based on administrative practice, taxable income derived from investments made by our Irish companies is generally taxed in Ireland at the rate of 12.5% on the grounds that such investments either form part of the permanent capital required by regulatory authorities, or are otherwise integral to the insurance and reinsurance businesses carried on by those companies. Our Irish companies intend to operate in such a manner so that the level of investments held by such companies does not exceed the amount that is integral to the insurance and reinsurance businesses carried on by our Irish companies. If, however, investment income earned by our Irish companies exceeds these thresholds, or if the administrative practice of the Irish Revenue Commissioners changes, Irish corporations tax could apply to such investment income at a higher rate (currently 25%) instead of the general 12.5% rate, and our results of operations could be materially adversely affected.

We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and our investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act, 1966 of Bermuda, has given each of Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd or any of their operations, shares, debentures or other obligations until March 28, 2016. See “Certain Tax Considerations — Taxation of Our Companies — Bermuda”. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016.

The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes and reduce our net income.

The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as of June 2004 and November 2005 via a “Global Forum”, Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus include forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. These statements include in general forward-looking statements both with respect to us and the insurance industry. Statements that are not historical facts, including statements that use terms such as “anticipates”, “believes”, “expects”, “intends”, “plans”, “projects”, “seeks” and “will” and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. We undertake no obligation to release publicly the results of any future revisions we make to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

In addition to the factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we believe that these factors include, but are not limited to, the following:

•	the inability to obtain or maintain financial strength ratings by one or more of our insurance subsidiaries,

•	changes in insurance or financial rating agency policies or practices,

•	the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time,

•	the impact of investigations of possible anti-competitive practices by the company,

•	the effects of investigations into market practices, in particular insurance and insurance brokerage practices, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom,

•	greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated,

•	the impact of acts of terrorism, political unrest and acts of war,

•	the effects of terrorist-related insurance legislation and laws,

•	the effectiveness of our loss limitation methods,

•	changes in the availability or creditworthiness of our brokers or reinsurers,

•	changes in the availability, cost or quality of reinsurance coverage,

•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates, prevailing credit terms and other factors that could affect our investment portfolio,

•	changes in agreements and business relationships with affiliates of some of our principal shareholders,

•	loss of key personnel,

•	decreased level of demand for direct property and casualty insurance or reinsurance or increased competition due to an increase in capacity of property and casualty insurers or reinsurers,

•	the effects of competitors’ pricing policies and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products,

•	changes in Bermuda law or regulation or the political stability of Bermuda,

•	changes in legal, judicial and social conditions,

•	if we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere and

•	changes in regulations or tax laws applicable to us, our subsidiaries, brokers, customers or U.S. insurers or reinsurers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of notes by Goldman, Sachs & Co. in market-making transactions. We will not receive any of the proceeds from such transactions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2006	2005(2)	2004	2003	2002

Ratio of Earnings to Fixed Charges(1)	13.9	(9.3)	*	*	*

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on our bank loan, interest on our senior notes and one third of payments under our operating lease.

(2)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $175.8 million.

*	Our bank loan was funded on March 30, 2005. Prior to this date, we did not have any fixed charges and, accordingly, no ratios have been provided for the years ended December 31, 2002 through December 31, 2004.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2006. This table should be read in conjunction with “Selected Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

December 31,
2006
($ in millions)

Senior Notes	$498.6
Shareholders’ equity:
Common shares, $0.03 par value per share, outstanding 60,287,696(1)	1.8
Additional paid-in capital	1,822.6
Retained earnings	389.2
Accumulated other comprehensive income	6.5
Total shareholders’ equity	$2,220.1

Total capitalization	$2,718.7

(1)	Excludes: 5,500,000 common shares issuable upon the exercise of warrants granted to our principal shareholders, exercisable at an exercise price of $34.20 per share; 2,000,000 common shares reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Stock Option Plan, of which 1,195,990 common shares will be issuable upon exercise of stock options granted to employees, which options will be exercisable over ten years from the date of grant, at exercise prices ranging from $23.61 to $41.00 per share; 2,000,000 common shares reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan, of which 704,372 restricted stock units (“RSUs”) were issued; and 2,000,000 common shares reserved for issuance pursuant to the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan, of which 228,334 performance based equity awards have been granted. See a detailed description of these plans in “Management — Executive Compensation”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary historical statement of operations data and summary balance sheet data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. Statement of operations data and balance sheet data are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. For further discussion of this risk see “Risk Factors”. You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	($ in millions, except per share amounts and ratios)

Summary Statement of Operations Data:
Gross premiums written	$1,659.0	$1,560.3	$1,708.0	$1,573.7	$922.5

Net premiums written	$1,306.6	$1,222.0	$1,372.7	$1,346.5	$846.0

Net premiums earned	$1,252.0	$1,271.5	$1,325.5	$1,167.2	$434.0
Net investment income	244.4	178.6	129.0	101.0	81.6
Net realized investment (losses) gains	(28.7)	(10.2)	10.8	13.4	7.1
Net losses and loss expenses	739.1	1,344.6	1,013.4	762.1	304.0
Acquisition costs	141.5	143.4	170.9	162.6	58.2
General and administrative expenses	106.1	94.3	86.3	66.5	31.5
Foreign exchange loss (gain)	0.6	2.2	(0.3)	(4.9)	(1.5)
Interest expense	32.6	15.6	—	—	—
Income tax (recovery) expense	5.0	(0.4)	(2.2)	6.9	2.9

Net income (loss)	$442.8	$(159.8)	$197.2	$288.4	$127.6

Per Share Data:
Earnings (loss) per share:(1)
Basic	$8.09	$(3.19)	$3.93	$5.75	$2.55
Diluted	7.75	(3.19)	3.83	5.66	2.55
Weighted average number of common shares outstanding:
Basic	54,746,613	50,162,842	50,162,842	50,162,842	50,089,767
Diluted	57,115,172	50,162,842	51,425,389	50,969,715	50,089,767
Dividends paid per share	$0.15	$9.93	—	—	—

	Year Ended December 31,
	2006	2005	2004	2003	2002

Selected Ratios:
Loss ratio(2)	59.0%	105.7%	76.5%	65.3%	70.1%
Acquisition cost ratio(3)	11.3	11.3	12.9	13.9	13.4
General and administrative expense ratio(4)	8.5	7.4	6.5	5.7	7.3
Expense ratio(5)	19.8	18.7	19.4	19.6	20.7
Combined ratio(6)	78.8	124.4	95.9	84.9	90.8

	As of December 31,
	2006	2005	2004	2003	2002
	($ in millions, except per share amounts and ratios

Selected Balance Sheet Data:
Cash and cash equivalents	$366.8	$172.4	$190.7	$66.1	$87.9
Investments at fair market value	5,440.3	4,687.4	4,087.9	3,184.9	2,129.9
Reinsurance recoverable	689.1	716.3	259.2	93.8	10.6
Total assets	7,620.6	6,610.5	5,072.2	3,849.0	2,560.3
Reserve for losses and loss expenses	3,637.0	3,405.4	2,037.1	1,058.7	310.5
Unearned premiums	813.8	740.1	795.3	725.5	475.8
Total debt	498.6	500.0	—	—	—
Total shareholders’ equity	2,220.1	1,420.3	2,138.5	1,979.1	1,682.4
Book value per share:(7)
Basic	$36.82	$28.31	$42.63	$39.45	$33.59
Diluted	35.26	28.20	41.58	38.83	33.59

(1)	Please refer to Note 10 of the notes to the consolidated financial statements included in this prospectus for the calculation of basic and diluted earnings per share.

(2)	Calculated by dividing net losses and loss expenses by net premiums earned.

(3)	Calculated by dividing acquisition costs by net premiums earned.

(4)	Calculated by dividing general and administrative expenses by net premiums earned.

(5)	Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6)	Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7)	Basic book value per share is defined as total shareholders’ equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is a non-GAAP financial measure and is defined as total shareholders’ equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of December 31, 2005 and 2002. The number of warrants that were anti-dilutive were 5,873,500 and 5,956,667 as of December 31, 2005 and 2002, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see the “Cautionary Statement Regarding Forward-Looking Statements” for more information. You should review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

Our Business

We were formed in November 2001 by a group of investors, including AIG, Chubb, the Goldman Sachs Funds and the Securitas Capital Fund, to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. As of December 31, 2006, we had $7,620.6 million of total assets, $2,220.1 million of shareholders’ equity and $2,718.7 million of total capital. We write a diversified portfolio of property and casualty insurance and reinsurance lines of business internationally through our insurance subsidiaries or branches based in Bermuda, the United States, Ireland and the United Kingdom. We manage our business through three operating segments: property, casualty and reinsurance.

During 2006, market conditions for property lines of business improved substantially as a result of the windstorms that occurred during 2004 and 2005. We have taken advantage of selected opportunities and, as such, our property segment grew to 28.0% of our business mix on a gross premiums written basis for the year ended December 31, 2006 compared to 26.5% for the year ended December 31, 2005. We are continuing to see declines in casualty insurance pricing but are taking advantage of opportunities where pricing, terms and conditions still meet our targets. Our casualty and reinsurance segments made up 37.5% and 34.5%, respectively, of gross premiums written for the year ended December 31, 2006 compared to 40.6% and 32.9%, respectively, for the year ended December 31, 2005.

The year ended December 31, 2006 was the first full year of operations for our Chicago and San Francisco offices. This, combined with the ongoing expansion of our Boston and New York offices, resulted in a $64.3 million, or 68.4% increase in gross premiums written via our U.S. distribution platform.

During July 2006, we completed our IPO, selling 10,120,000 common shares at $34.00 per share for total net proceeds of approximately $315.8 million, including the underwriters’ over-allotment option. We also issued $500.0 million aggregate principal amount of senior notes bearing 7.50% annual interest (which are described in this prospectus) and repaid our $500.0 million term loan using proceeds from the issuance of the senior notes and our IPO, including the exercise in full by the underwriters of their over-allotment option. We paid our first quarterly dividend of $0.15 per common share, or approximately $9.0 million in aggregate, in December 2006.

We expect rate declines and increased competition to continue in 2007. Increased competition is resulting from increased capacity in the insurance and reinsurance marketplaces. We cannot predict with reasonable certainty whether these trends will persist in the future.

Relevant Factors

Revenues

We derive our revenues primarily from premiums on our insurance policies and reinsurance contracts, net of any reinsurance or retrocessional coverage purchased. Insurance and reinsurance premiums are a function of the amounts and types of policies and contracts we write, as well as prevailing market prices. Our prices are determined before our ultimate costs, which may extend far into the future, are known. In addition, our revenues include income generated from our investment portfolio, consisting of net investment income and net realized gains or losses. Our investment portfolio is currently comprised primarily of fixed maturity investments, the income from which is a function of the amount of invested assets and relevant interest rates.

Expenses

Our expenses consist largely of net losses and loss expenses, acquisition costs and general and administrative expenses. Net losses and loss expenses are comprised of paid losses and reserves for losses less recoveries from reinsurers. Losses and loss expense reserves are estimated by management and reflect our best estimate of ultimate losses and costs arising during the reporting period and revisions of prior period estimates. In accordance with U.S. GAAP, we reserve for catastrophic losses as soon as the loss event is known to have occurred. Acquisition costs consist principally of commissions and brokerage fees that are typically a percentage of the premiums on insurance policies or reinsurance contracts written, net of any commissions received by us on risks ceded to reinsurers. General and administrative expenses include personnel expenses, professional fees, rent, information technology costs and other general operating expenses. General and administrative expenses also included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative services agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. As a result of our IPO, we are experiencing increases in general and administrative expenses as we add personnel and become subject to reporting regulations applicable to publicly-held companies. We expect this to continue in 2007.

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial position and results of operations. Our consolidated financial statements reflect determinations that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If events or other factors, including those described in “Risk Factors”, cause actual results to differ materially from management’s underlying assumptions or estimates, there could be a material adverse effect on our financial condition or results of operations. The following are the accounting policies that, in management’s judgment, are critical due to the judgments, assumptions and uncertainties underlying the application of those policies and the potential for results to differ from management’s assumptions.

Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves, also known as “case reserves”, and reserves for losses incurred but not reported, also known as “IBNR”. Outstanding loss reserves relate to known claims and represent management’s best estimate of the likely loss settlement. Thus, there is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment because they relate to unreported events that, based on industry information, management’s experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to our company. IBNR also includes a provision for the development of losses that are known to have occurred, but for which a specific amount has not yet been reported. IBNR may also include a provision for estimated development of known case reserves.

The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. Our actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves.

Reserves for losses and loss expenses as of December 31, 2006, 2005 and 2004 were comprised of the following:

	As of December 31,
	2006	2005	2004
	($ in millions)

Case reserves	$935.2	$921.2	$321.9
IBNR	2,701.8	2,484.2	1,715.2

Reserve for losses and loss expenses	3,637.0	3,405.4	2,037.1
Reinsurance recoverables	(689.1)	(716.3)	(259.2)

Net reserve for losses and loss expenses	$2,947.9	$2,689.1	$1,777.9

Estimating reserves for our property segment relies primarily on traditional loss reserving methodologies, utilizing selected paid and reported loss development factors. In property lines of business, claims are generally reported and paid within a relatively short period of time (“shorter tail lines”) during and following the policy coverage period. This enables us to determine with greater certainty our estimate of ultimate losses and loss expenses.

Our casualty segment includes general liability risks, healthcare and professional liability risks, such as directors and officers and errors and omissions risks. Our average attachment points for these lines are high, making reserving for these lines of business more difficult. Claims may be reported several years after the coverage period has terminated (“longer tail lines”). We establish a case reserve when sufficient information is gathered to make a reasonable estimate of the liability, which often requires a significant amount of information and time. Due to the lengthy reporting pattern of these casualty lines, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience.

Our reinsurance segment is a composition of shorter tail lines similar to our property segment and longer tail lines similar to our casualty segment. Our reinsurance treaties are reviewed individually, based upon individual characteristics and loss experience emergence.

Loss reserves on assumed reinsurance have unique features that make them more difficult to estimate. Reinsurers have to rely upon the cedents and reinsurance intermediaries to report losses in a timely fashion. Reinsurers must rely upon cedents to price the underlying business appropriately. Reinsurers have less predictable loss emergence patterns than direct insurers, particularly when writing excess of loss treaties. We establish loss reserves upon receipt of advice from a cedant that a reserve is merited. Our claims staff may establish additional loss reserves where, in their judgment, the amount reported by a cedant is potentially inadequate.

For excess of loss treaties, cedents generally are required to report losses that either exceed 50% of the retention, have a reasonable probability of exceeding the retention or meet serious injury reporting criteria in a timely fashion. All reinsurance claims that are reserved are reviewed at least every six months. For proportional treaties, cedents are required to give a periodic statement of account, generally monthly or quarterly. These periodic statements typically include information regarding written premiums, earned premiums, unearned premiums, ceding commissions, brokerage amounts, applicable taxes, paid losses and outstanding losses. They can be submitted 60 to 90 days after the close of the reporting period. Some proportional treaties have specific language regarding earlier notice of serious claims. Generally our reinsurance treaties contain an arbitration clause to resolve disputes. Since our inception, there has been only one dispute, which was resolved through arbitration. Currently there are no material disputes outstanding.

Reinsurance generally has a greater time lag than direct insurance in the reporting of claims. There is a lag caused by the claim first being reported to the cedent, then the intermediary (such as a broker) and finally the reinsurer. This lag can be up to six months or longer in certain cases. There is also a lag because the insurer may not be required to report claims to the reinsurer until certain reporting criteria are met. In some instances this could be several years, while a claim is being litigated. We use reporting factors from the Reinsurance Association of America to adjust for this time lag. We also use historical treaty-specific reporting factors when applicable. Loss and premium information are entered into our reinsurance system by our claims department and our accounting department on a timely basis.

We record the individual case reserves sent to us by the cedents through the reinsurance intermediaries. Individual claims are reviewed by our reinsurance claims department and adjusted as deemed appropriate. The loss data received from the intermediaries is checked for reasonableness and also for known events. The loss listings are reviewed when performing regular claim audits.

The expected loss ratios that we assign to each treaty are based upon analysis and modeling performed by a team of actuaries. The historical data reviewed by the team of pricing actuaries is considered in setting the reserves for all treaty years with each cedent. The historical data in the submissions is matched against our carried reserves for our historical treaty years.

Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. In addition, the relatively long periods between when a loss occurs and when it may be reported to our claims department for our casualty insurance and reinsurance lines of business also increase the uncertainties of our reserve estimates in such lines.

We utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods such as casualty reinsurance, we may rely more on an expected loss ratio method (as described below) until losses begin to develop. The actuarial methods we utilize include:

Paid Loss Development Method.  We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. In some circumstances, paid losses for recent periods may be too varied for accurate predictions. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. These payments may be unreliable for determining future loss projections because of shifts in settlement patterns or because of large settlements in the early stages of development. Choosing an appropriate “tail factor” to determine the amount of payments from the latest development period to the ultimate development period may also require considerable judgment, especially for coverages that have long payment patterns. As we have limited payment history, we have had to supplement our loss development patterns with other methods.

Reported Loss Development Method.  We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than the paid loss development method. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method assumes that reserves have been established using consistent practices over the historical period that is reviewed. Changes in claims handling procedures, large claims or significant numbers of claims of an unusual nature may cause results to be too varied for accurate forecasting. Also, choosing an appropriate “tail factor” to determine the change in reported loss from that latest development period to the ultimate development period may require considerable judgment. As we have limited reported history, we have had to supplement our loss development patterns with appropriate benchmarks.

Expected Loss Ratio Method.  To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. This method is particularly useful for new insurance companies or new lines of business where there are no historical losses or where past loss experience is not credible.

Bornhuetter-Ferguson Paid Loss Method.  The Bornhuetter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.

Bornhuetter-Ferguson Reported Loss Method.  The Bornhuetter-Ferguson reported loss method is similar to the Bornhuetter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors.

The key assumptions used to arrive at our best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, selection of benchmarks and reported and paid loss emergence patterns. Our reporting patterns and expected loss ratios were based on either benchmarks for longer-tail business or historical reporting patterns for shorter-tail business. The benchmarks selected were those that we believe are most similar to our underwriting business.

Our expected loss ratios for property lines of business change from year to year. As our losses from property lines of business are reported relatively quickly, we select our expected loss ratios for the most recent years based upon our actual loss ratios for our older years adjusted for rate changes, inflation, cost of reinsurance and average storm activity. For the property lines, we initially used benchmarks for reported and paid loss emergence patterns. As we mature as a company, we have begun supplementing those benchmark patterns with our actual patterns as appropriate. For the casualty lines, we continue to use benchmark patterns, though we update the benchmark patterns as additional information is published regarding the benchmark data. For our property and reinsurance segments, the primary assumption that changed during 2006 as compared to 2005 was a decrease in the expected loss ratio, which was caused by paid and reported loss emergence patterns that were generally lower than we had previously estimated. Lower loss emergence also caused a decrease in the expected loss ratios during 2005 as compared to 2004, excluding hurricanes. In the third quarter of 2005, we increased our net reserves by $62.5 million to account for the increased loss activity from the four major hurricanes of 2004. We believe recognition of the reserve changes prior to when they were recorded was not warranted since a pattern of reported losses had not emerged and the loss years were too immature to deviate from the expected loss ratio method.

The selection of the expected loss ratios for the casualty lines of business is our most significant assumption. Due to the lengthy reporting pattern of the casualty lines of business, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience. For our casualty segment, the primary assumption that changed during 2006 as compared to 2005 was a decrease in the expected loss ratio which was caused by reducing the weight given to the expected loss ratio method and giving greater weight to the Bornhuetter-Ferguson loss development methods for the 2002 through 2004 loss years. A decrease in the expected loss ratios also occurred in calendar year 2005 as compared to 2004 for the claims-made component of the casualty line of business also due to greater weight given to the Bornhuetter-Ferguson loss development methods than to the expected loss ratio methods. Recognition of the reserve changes was made in the third and fourth quarter of 2005 after sufficient development of reported losses had occurred. As our book of business matures in the occurrence casualty lines of business and in reinsurance, we intend to begin giving greater weight to the Bornhuetter-Ferguson loss development methods. We believe that recognition of the reserve changes prior to when they were recorded was not warranted since a pattern of reported losses had not emerged and the loss years were too immature to deviate from the expected loss ratio method.

There is potential for significant variation in the development of loss reserves, particularly for the casualty lines of business due to the long-tail nature of this line of business.

If our final casualty insurance and casualty reinsurance loss ratios vary by ten percentage points from the expected loss ratios in aggregate, our required net reserves after reinsurance recoverable would need to change by approximately $342 million. Because we expect a small volume of large claims, it is more difficult to estimate the ultimate loss ratios, so we believe the variance of our loss ratio selection could be relatively wide. Thus, a ten percentage point change in loss ratios is reasonably likely to occur. This would result in either an increase or decrease to net income and shareholders’ equity of approximately $342 million. As of December 31, 2006, this represented approximately 15% of shareholders’ equity. In terms of liquidity, our contractual obligations for reserve for losses and loss expenses would decrease or increase by $342 million after reinsurance recoverable. If our obligations were to increase by $342 million, we believe we currently have sufficient cash and investments to meet those obligations. We believe showing the impact of an increase or decrease in the expected loss ratios is useful information despite the fact we have realized only net positive prior year loss development each calendar year. We continue to use industry benchmarks to determine our expected loss ratios, and these industry benchmarks have implicit in them both positive and negative loss development, which we incorporate into our selection of the expected loss ratios.

While management believes that our case reserves and IBNR reserves are sufficient to cover losses assumed by us, ultimate losses and loss expenses may deviate from our reserves, possibly by material amounts. It is possible that our estimates of the 2005 hurricane losses may be adjusted as we receive new information from clients, loss adjusters or ceding companies. To the extent actual reported losses exceed estimated losses, the carried estimate of the ultimate losses will be increased (i.e., negative reserve development), and to the extent actual reported losses are less than our expectations, the carried estimate of ultimate losses will be reduced (i.e., positive reserve development). In addition, the methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. We record any changes in our loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined regardless of the accident year (i.e., the year in which a loss occurs).

Reinsurance Recoverable

We determine what portion of the losses will be recoverable under our reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the underlying loss estimates and, accordingly, is subject to the same uncertainties as the estimate of case reserves and IBNR reserves. We remain liable to the extent that our reinsurers do not meet their obligations under the reinsurance agreements, and we therefore regularly evaluate the financial condition of our reinsurers and monitor concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2006 and December 31, 2005, as we believe that all reinsurance balances will be recovered.

Premiums and Acquisition Costs

Premiums are recognized as written on the inception date of a policy. For certain types of business written by us, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by us, the underwriter makes an estimate of premium income at inception. The underwriter’s estimate is based on statistical data provided by reinsureds and the underwriter’s judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Management reviews estimated premiums at least quarterly, and any adjustments are recorded in the period in which they become known. As of December 31, 2006, our changes in premium estimates have been upward adjustments ranging from approximately 11% for the 2004 treaty year, to approximately 20% for the 2002 treaty year. Applying this range to our 2006 proportional treaties, it is possible that our gross premiums written in the reinsurance segment could increase by approximately $23 million to $42 million over the next three years. There would also be a corresponding increase in loss and loss expenses and acquisition costs due to the increase in gross premiums written. It is possible that this trend of upward premium adjustments will not continue. Total premiums estimated on proportional contracts for the years ended December 31, 2006, 2005 and 2004 represented approximately 17%, 17% and 13%, respectively, of total gross premiums written.

Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of a policy to reflect the risk assumed by us. Premiums resulting from such adjustments are estimated and accrued based on available information.

Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to unexpired periods of coverage are carried in the consolidated balance sheet as unearned premiums.

Where contract terms require the reinstatement of coverage after a ceding company’s loss, the mandatory reinstatement premiums are calculated in accordance with the contract terms and earned in the same accounting period as the loss event that gives rise to the reinstatement premium.

Acquisition costs, comprised of commissions, brokerage fees and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to the reserve for unearned premiums are deferred and carried on the balance sheet as an asset, and are amortized over the life of the policy. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable, they are expensed. Further analysis is performed to determine if a liability is required to provide for losses, which may exceed the related unearned premiums.

Other-than-Temporary Impairment of Investments

We regularly review the carrying value of our investments to determine if a decline in value is considered to be other than temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there has been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) our intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then we record a realized loss in the statement of operations in the period that it is determined, and the carrying cost basis of that investment is reduced.

During the year ended December 31, 2006, we identified 47 fixed maturity securities which were considered to be other-than-temporarily impaired as a result of changes in interest rates. Consequently, the cost of these securities was written down to fair value and we recognized a realized loss of approximately $23.9 million. There were no similar charges recognized in 2005.

Results of Operations

The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Gross premiums written	$1,659.0	$1,560.3	$1,708.0

Net premiums written	$1,306.6	$1,222.0	$1,372.7

Net premiums earned	$1,252.0	$1,271.5	$1,325.5
Net investment income	244.4	178.6	129.0
Net realized investment (losses) gains	(28.7)	(10.2)	10.8

	$1,467.7	$1,439.9	$1,465.3

Net losses and loss expenses	$739.1	$1,344.6	$1,013.4
Acquisition costs	141.5	143.4	170.9
General and administrative expenses	106.1	94.3	86.3
Interest expense	32.6	15.6	—
Foreign exchange loss (gain)	0.6	2.2	(0.3)

	$1,019.9	$1,600.1	$1,270.3

Income (loss) before income taxes	$447.8	$(160.2)	$195.0
Income tax expense (recovery)	5.0	(0.4)	(2.2)

Net income (loss)	$442.8	$(159.8)	$197.2

Ratios
Loss and loss expense ratio	59.0%	105.7%	76.5%
Acquisition cost ratio	11.3	11.3	12.9
General and administrative expense ratio	8.5	7.4	6.5
Expense ratio	19.8	18.7	19.4
Combined ratio	78.8	124.4	95.9

Comparison of Years Ended December 31, 2006 and 2005

Premiums

Gross premiums written increased by $98.7 million, or 6.3%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase reflected increased gross premiums written in our reinsurance segment, where we wrote approximately $66.6 million in new business during the year ended December 31, 2006, including $14.7 million related to four industry loss warranty (“ILW”) contracts. We wrote ILW contracts for the first time during 2006. Net upward revisions to premium estimates on prior period business and differences in treaty participations also served to increase gross premiums written for the segment. The amount of business written by our underwriters in our U.S. offices also increased. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco in order to expand our U.S. distribution platform. Gross premiums written by our underwriters in U.S. offices were $158.3 million for the year ended December 31, 2006, compared to $94.0 million for the year ended December 31, 2005. In addition, we benefited from the significant market rate increases on certain catastrophe exposed North American general property business resulting from record industry losses following the hurricanes that occurred in the second half of 2005.

Offsetting these increases was a reduction in the volume of property catastrophe business written on our behalf by IPCRe Underwriting Services Limited (who we refer to in this prospectus as IPCUSL), a subsidiary of a publicly traded company in which AIG was a principal shareholder until August 2006, under an underwriting agency agreement. Gross premiums written under this agreement during the year ended December 31, 2005 included approximately $21.6 million in reinstatement premium. In addition, we reduced our exposure limits on this business during 2006, which further reduced gross premiums written. IPCUSL wrote $30.8 million less in gross premiums written on our behalf in 2006 compared to 2005. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. As of December 1, 2006, we began to produce, underwrite and administer property catastrophe treaty reinsurance business on our own behalf. In addition, we did not renew one large professional liability reinsurance treaty due to unfavorable changes in terms at renewal which reduced gross premiums written by approximately $27.3 million. We also had a reduction in gross premiums written due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the year ended December 31, 2005 were approximately $22.2 million, compared to approximately $0.6 million for the year ended December 31, 2006. Although the agreements were cancelled, we continued to receive premium adjustments during 2006. Casualty gross premiums written in our Bermuda and Europe offices also decreased due to certain non-recurring business written in 2005, as well as reductions in market rates.

The table below illustrates our gross premiums written by geographic location. Gross premiums written by our U.S. operating subsidiaries increased by 26.7% due to the expansion of our U.S. distribution platform since the prior period. We employ a regional distribution strategy in the United States via wholesalers and brokers targeting middle-market clients. We believe this business will be complementary to our current casualty and property direct insurance business produced through Bermuda and European markets, which primarily focus on underwriting risks for large multi-national and Fortune 1000 clients with complex insurance needs.

	Year Ended
	December 31,		Dollar	Percentage
	2006	2005	Change	Change
	($ in millions)

Bermuda	$1,208.1	$1,159.2	$48.9	4.2%
Europe	278.5	265.0	13.5	5.1
United States	172.4	136.1	36.3	26.7

	$1,659.0	$1,560.3	$98.7	6.3%

Net premiums written increased by $84.6 million, or 6.9%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 21.2% of gross premiums written for the year ended December 31, 2006 compared to 21.7% for the year ended December 31, 2005. Although the annual cost of our property catastrophe reinsurance protection increased when it renewed in May 2006 as a result of market rate increases and changes in the levels of coverage obtained, total premiums ceded under this program were approximately $0.2 million greater in 2005 due to the reinstatement of our coverage after Hurricanes Katrina and Rita.

Net premiums earned decreased by $19.5 million, or 1.5%, for the year ended December 31, 2006, which reflected a decrease in net premiums written in 2005, resulting primarily from the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Offsetting this was a $9.7 million reduction in property catastrophe ceded premiums earned in 2006, primarily as a result of reinstatement premiums in 2005.

We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written basis and net premiums earned basis.

	Gross		Net
	Premiums		Premiums
	Written		Earned
	Year Ended December 31,
	2006	2005	2006	2005

Property	28.0%	26.5%	15.2%	17.8%
Casualty	37.5	40.6	42.7	45.7
Reinsurance	34.5	32.9	42.1	36.5

The increase in the percentage of property segment gross premiums written reflects the increase in rates and opportunities on certain catastrophe exposed North American property risks. The proportion of gross premiums written by our reinsurance segment increased in part due to net upward adjustments on premium estimates of prior years. On a net premiums earned basis, the percentage of reinsurance has increased for the year ended December 31, 2006 compared to 2005 due to the continued earning of increased premiums written over the past two years. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a larger portion of our property business compared to casualty and reinsurance.

Net Investment Income and Realized Gains/Losses

Our invested assets are managed by two investment managers affiliated with the Goldman Sachs Funds, one of our principal shareholders. We also have investments in one hedge fund managed by a subsidiary of AIG. Our primary investment objective is the preservation of capital. A secondary objective is obtaining returns commensurate with a benchmark, primarily defined as 35% of the Lehman U.S. Government Intermediate Index, 40% of the Lehman Corp. 1-5 year A3/A− or Higher Index and 25% of the Lehman Securitized Index. We adopted this benchmark effective January 1, 2006. Prior to this date, the benchmark was defined as 80% of a 1-5 year “AAA/AA−” rated index (as determined by S&P and Moody’s) and 20% of a 1-5 year “A” rated index (as determined by S&P and Moody’s).

Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank. Net investment income earned during the year ended December 31, 2006 was $244.4 million compared to $178.6 million during the year ended December 31, 2005. The $65.8 million, or 36.8%, increase related primarily to increased earnings on our fixed maturity portfolio. Net investment income related to this portfolio increased by approximately $64.6 million, or 41.1%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was the result of both increases in prevailing market interest rates and an approximate 18.2% increase in average aggregate invested assets. Our aggregate invested assets grew with the receipt of the net proceeds of our IPO, including the exercise in full by the underwriters of their over-allotment option, and the senior notes issuance, after repayment of our long-term debt, as well as increased operating cash flows. We also received an annual dividend of $8.4 million from an investment in a high-yield bond fund during the year ended December 31, 2006, which was $6.3 million greater than the amount received in the year ended December 31, 2005. Offsetting this increase was a reduction in income from our hedge funds. In the year ended December 31, 2006, we received distributions of $3.9 million in dividends-in-kind from our hedge funds based on the final 2005 asset values, which was included in net investment income. Comparatively, we received approximately $17.5 million in dividends during the year ended December 31, 2005. Effective January 1, 2006, our class of shares or the rights and preferences of our class of shares changed, and as a result, we no longer receive dividends from these hedge funds. Investment management fees of $5.0 million and $4.4 million were incurred during the years ended December 31, 2006 and 2005, respectively.

The annualized period book yield of the investment portfolio for the years ended December 31, 2006 and 2005 was 4.5% and 3.9%, respectively. The increase in yield was primarily the result of increases in prevailing market interest rates over the past year. We continue to maintain a conservative investment posture. At December 31, 2006, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was AA as rated by S&P and Aa2 as rated by Moody’s, with an average duration of approximately 2.8 years as of December 31, 2006.

As of December 31, 2006, we had investments in four hedge funds, three managed by our investment managers, and one managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of December 31, 2006 totaled $229.5 million compared to $215.1 million as of December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $33.0 million as of December 31, 2006 compared to $81.9 million as of December 31, 2005. During the year ended December 31, 2006, we reduced our investment in this fund by approximately $50 million. As our reserves and capital build, we may consider other alternative investments in the future.

The following table shows the components of net realized investment (losses) gains.

	Year Ended December 31,
	2006	2005
	($ in millions)

Net loss on fixed income investments	$(29.1)	$(15.0)
Net gain on interest rate swaps	0.4	4.8

Net realized investment losses	$(28.7)	$(10.2)

We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps. On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of our $500 million floating rate term loan, which was repaid fully on July 26, 2006. These swaps were terminated with an effective date of June 30, 2006, resulting in cash proceeds of approximately $5.9 million.

Our investment managers, with direction from senior management, are charged with the dual objectives of preserving capital and obtaining returns commensurate with our benchmark. In order to meet these objectives, it may be desirable to sell securities to take advantage of prevailing market conditions. As a result, the recognition of realized gains and losses could be a typical consequence of ongoing investment management. A large proportion of our portfolio is invested in the fixed income markets and, therefore, our unrealized gains and losses are correlated with fluctuations in interest rates. We sold a higher than average volume of securities during the three-month period ended March 31, 2006 as we realigned our portfolio with the new investment benchmark.

During the year ended December 31, 2006, the net loss on fixed income investments included a write-down of approximately $23.9 million related to declines in the market value of securities in our available for sale portfolio which were considered to be other than temporary. The declines in market value on such securities were due solely to changes in interest rates. During the year ended December 31, 2005, no declines in the market value of investments were considered to be other than temporary.

Net Losses and Loss Expenses

Net losses and loss expenses incurred comprise three main components:

•	losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;

•	changes in outstanding loss or case reserves, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and

•	changes in IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss.

Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be either inadequate or overstated. See “— Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses” for further discussion.

Net losses and loss expenses decreased by $605.5 million, or 45.0%, to $739.1 million for the year ended December 31, 2006 from $1,344.6 million for the year ended December 31, 2005. The primary reason for the reduction in these expenses was the absence of significant catastrophic events during 2006. The net losses and loss expenses for the year ended December 31, 2005 included the following:

•	Approximately $456.0 million in property losses accrued in relation to Hurricanes Katrina, Rita and Wilma, which occurred in August, September and October 2005, respectively, as well as a general liability loss of $25.0 million that related to Hurricane Katrina;

•	Loss and loss expenses of approximately $13.4 million related to Windstorm Erwin, which occurred in the first quarter of 2005;

•	Net adverse development of approximately $62.5 million related to the windstorms of 2004; and

•	Net favorable development related to prior years of approximately $111.5 million, excluding development related to the 2004 windstorms. This net favorable development was primarily due to actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. In addition, net favorable development related to prior years of approximately $110.7 million was recognized during the period. The majority of this development related to our casualty segment, where approximately $63.4 million was recognized, mainly in relation to continued low loss emergence on 2002 through 2004 accident year business. A further $31.0 million was recognized in our property segment due primarily to favorable loss emergence on 2004 accident year general property and energy business as well as 2005 accident year general property business. Approximately $16.3 million was recognized in our reinsurance segment, relating to business written on our behalf by IPCUSL as well as certain workers compensation catastrophe business.

We have estimated our net losses from catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated and will be adjusted in the period in which further information becomes available. Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event, leaving us with more limited reinsurance coverage available pursuant to our two remaining property quota share treaties should our Hurricane Katrina losses prove to be greater than currently estimated. Under the two remaining quota share treaties, we ceded 45% of our general property policies and 66% of our energy-related property policies. As of December 31, 2006, we had estimated gross losses related to Hurricane Katrina of $559 million. Losses ceded related to Hurricane Katrina were $135 million under the property catastrophe reinsurance protection and approximately $153 million under the property quota share treaties.

The loss and loss expense ratio for the year ended December 31, 2006 was 59.0% compared to 105.7% for the year ended December 31, 2005. Net favorable development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 8.9 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 67.9%. Comparatively, net favorable development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 3.9 percentage points. Thus, the loss and loss expense ratio for that period’s business was 109.6%. Loss and loss expenses recognized in relation to property catastrophe losses resulting from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin increased the loss and loss expense ratio for 2005 by 36.9 percentage points. We also recognized a $25.0 million general liability loss resulting from Hurricane Katrina. The 2005 loss and loss expense ratio was also impacted by:

•	Higher loss and loss expense ratios for our property lines in 2005 in comparison to 2006, which reflected the impact of rate decreases and increases in reported loss activity; and

•	Costs incurred in relation to our property catastrophe reinsurance protection were approximately $9.7 million greater in the year ended December 31, 2005 than for 2006, primarily due to charges incurred to reinstate our coverage after Hurricanes Katrina and Rita. The higher charge in 2005 resulted in lower net premiums earned and, thus, increased the loss and loss expense ratio.

The following table shows the components of the decrease in net losses and loss expenses of $605.5 million for the year ended December 31, 2006 from the year ended December 31, 2005.

	Year Ended
	December 31,		Dollar
	2006	2005	Change
	($ in millions)

Net losses paid	$482.7	$430.1	$52.6
Net change in reported case reserves	(35.6)	410.1	(445.7)
Net change in IBNR	292.0	504.4	(212.4)

Net losses and loss expenses	$739.1	$1,344.6	$(605.5)

Net losses paid have increased $52.6 million, or 12.2%, to $482.7 million for the year ended December 31, 2006 primarily due to claim payments made in relation to the 2004 and 2005 windstorms. During the year ended December 31, 2006, $242.8 million of net losses were paid in relation to the 2004 and 2005 catastrophic windstorms, including a $25.0 million general liability loss related to Hurricane Katrina. Comparatively, $194.6 million of the total net losses paid during the year ended December 31, 2005 related to the 2004 and 2005 windstorms. Net paid losses for the year ended December 31, 2006 included approximately $63.2 million recovered from our property catastrophe reinsurance protection as a result of losses paid due to Hurricanes Katrina and Rita.

The decrease in case reserves during the period ended December 31, 2006 was primarily due to the increase in net losses paid reducing the case reserves established. The net change in reported case reserves for the year ended December 31, 2006 included a $185.8 million reduction relating to the 2004 and 2005 windstorms compared to an increase in case reserves of $325.5 million for 2004 and 2005 windstorms during the year ended December 31, 2005.

The net change in IBNR for the year ended December 31, 2006 was lower than that for the year ended December 31, 2005 primarily due to the absence of significant catastrophic activity in the period.

Our overall loss reserve estimates did not change significantly as a percentage of total carried reserves during 2006. On an opening carried reserve base of $2,689.1 million, after reinsurance recoverable, we had a net decrease of $110.7 million, a change of 4.1%.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2006	2005
	($ in millions)

Net reserves for losses and loss expenses, January 1	$2,689.1	$1,777.9
Incurred related to:
Current period non-catastrophe	849.8	924.2
Current period property catastrophe	—	469.4
Prior period non-catastrophe	(106.1)	(111.5)
Prior period property catastrophe	(4.6)	62.5

Total incurred	$739.1	$1,344.6
Paid related to:
Current period non-catastrophe	27.7	40.8
Current period property catastrophe	—	84.2
Prior period non-catastrophe	237.2	194.7
Prior period property catastrophe	217.8	110.4

Total paid	$482.7	$430.1
Foreign exchange revaluation	2.4	(3.3)

Net reserve for losses and loss expenses, December 31	2,947.9	2,689.1
Losses and loss expenses recoverable	689.1	716.3

Reserve for losses and loss expenses, December 31	$3,637.0	$3,405.4

Acquisition Costs

Acquisition costs are comprised of commissions, brokerage fees and insurance taxes. Commissions and brokerage fees are usually calculated as a percentage of premiums and depend on the market and line of business. Acquisition costs are reported after (1) deducting commissions received on ceded reinsurance, (2) deducting the part of acquisition costs relating to unearned premiums and (3) including the amortization of previously deferred acquisition costs.

Acquisition costs were $141.5 million for the year ended December 31, 2006 compared to $143.4 million for the year ended December 31, 2005. Acquisition costs as a percentage of net premiums earned were consistent at 11.3% for both the years ended December 31, 2006 and 2005. Ceding commissions, which are deducted from gross acquisition costs, decreased slightly in the year ended December 31, 2006 compared to the year ended December 31, 2005 due to reductions in rates on both our general property and energy treaties.

AIG, one of our principal shareholders, was also a principal shareholder of IPC Holdings, Ltd., the parent company of IPCUSL, until August 2006. Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions to producers. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2006 and 2005 were $8.8 million and $13.1 million, respectively.

General and Administrative Expenses

General and administrative expenses represent overhead costs such as salaries and related costs, rent, travel and professional fees. They also included fees paid to subsidiaries of AIG in return for the provision of administrative services.

General and administrative expenses increased by $11.8 million, or 12.5%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase was primarily the result of four factors: (1) increased compensation expenses; (2) increased costs of approximately $5.8 million associated with our Chicago and San Francisco offices, which opened in the fourth quarter of 2005; (3) additional expenses required of a public company, including increases in legal, audit and rating agency fees; and (4) accrual of a $2.1 million estimated liability in relation to the settlement of a pending investigation by the Attorney General of the State of Texas. Compensation expenses increased due to the addition of staff throughout 2006, as well as an approximate $7.7 million increased stock based compensation charge. This stock based compensation expense increase was primarily as a result of the adoption of a long-term incentive plan, as well as a $2.8 million one-time charge incurred to adjust the value of our outstanding options and restricted stock units due to modification of the plans in conjunction with our IPO from book value plans to fair value plans. We have also accrued additional compensation expense for our Bermuda-based U.S. citizen employees in light of recent changes in U.S. tax legislation. Offsetting these increases was a $2.0 million reduction in the estimated early termination fee associated with the termination of an administrative service agreement with a subsidiary of AIG. The final termination fee of $3.0 million, which was less than the $5.0 million accrued and expensed during the year ended December 31, 2005, was agreed to and paid on April 25, 2006. Excluding the early termination fee, fees incurred for the provision of certain administrative services by subsidiaries of AIG were approximately $3.4 million and $31.9 million for the years ended December 31, 2006 and 2005, respectively. Prior to 2006, fees for these services were based on gross premiums written. Starting in 2006, the fee basis was changed to a combination of cost-plus and flat fee arrangements for a more limited range of services, thus the decrease in fees expensed in 2006. The balance of the administrative services no longer provided by AIG was provided internally through additional company resources. We expect these costs to increase because we anticipate further additions of administrative staff and resources in 2007. Our general and administrative expense ratio was 8.5% for the year ended December 31, 2006 compared to 7.4% for the year ended December 31, 2005; the increase was primarily due to general and administrative expenses rising, while net premiums earned declined. We expect a further increase in this ratio in 2007, as the planned staff and resource additions are made.

Our expense ratio increased to 19.8% for the year ended December 31, 2006 from 18.7% for the year ended December 31, 2005 as the result of our higher general and administrative expense ratio. We expect the expense ratio may increase as acquisition costs increase and as additional staff and infrastructure are acquired.

Interest Expense

Interest expense increased $17.0 million, or 109.0%, to $32.6 million for the year ended December 31, 2006 from $15.6 million for the year ended December 31, 2005. Our seven-year term loan incepted on March 30, 2005. In July 2006 we repaid this loan with a combination of a portion of both the proceeds from our IPO, including the exercise in full by the underwriters of their over-allotment option, and the issuance of $500.0 million aggregate principal amount of senior notes (which are described in this prospectus). The senior notes bear interest at an annual rate of 7.50%, whereas the term loan carried a floating rate based on LIBOR plus an applicable margin. Interest expense increased during the current year for two reasons: (1) we had long-term debt outstanding for all of 2006 compared to only nine months in 2005 and (2) the applicable interest rates on debt outstanding during the year ended December 31, 2006 were higher than those for 2005.

Net Income

As a result of the above, net income for the year ended December 31, 2006 was $442.8 million compared to a net loss of $159.8 million for the year ended December 31, 2005. The increase was primarily the result of an absence of significant catastrophic events in 2006, combined with an increase in net investment income. Net income for the year ended December 31, 2006 and December 31, 2005 included a net foreign exchange loss of $0.6 million and $2.2 million, respectively. We recognized an income tax recovery of $0.4 million during the year ended December 31, 2005 due to our loss before income taxes. We recognized an income tax expense of $5.0 million during the current period.

Comparison of Years Ended December 31, 2005 and 2004

Premiums

Gross premiums written decreased by $147.7 million, or 8.6%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease was mainly the result of a decline in the volume of gross premiums written by our U.S. subsidiaries of $189.2 million, which was partially offset by an increase in the volume of gross premiums written by our Bermuda subsidiary of $53.8 million.

The decrease in the volume of business written by our U.S. subsidiaries was the result of the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written through the program administrator agreements and reinsurance agreement with AIG subsidiaries for the year ended December 31, 2005 were approximately $22.2 million compared to approximately $273.9 million for the year ended December 31, 2004. Absent these agreements, total gross premiums written were $1,538.1 million for the year ended December 31, 2005 compared to $1,434.1 million for the year ended December 31, 2004. Partially offsetting the decline in business written through agreements with AIG subsidiaries was an increase in the volume of U.S. business written by our own U.S. underwriters, which was approximately $94.0 million in 2005 compared to $30.7 million in 2004.

The table below illustrates gross premiums written by geographic location. Gross premiums written by our European subsidiaries decreased due to a decrease in rates for casualty business as well as decreased pharmaceutical casualty premiums due to decreased exposures and limits. Gross premiums written by our Bermuda subsidiary increased by $53.8 million, or 4.9%, due to an increase in reinsurance premiums written for casualty and specialty business as we took advantage of opportunities within these lines. This increase was offset partially by a decrease in gross premiums written by our Bermuda property and casualty insurance segments, which experienced decreasing rates.

	Year Ended
	December 31,		Dollar	Percentage
	2005	2004	Change	Change
	($ in millions)

Bermuda	$1,159.2	$1,105.4	$53.8	4.9%
Europe	265.0	277.3	(12.3)	(4.4)
United States	136.1	325.3	(189.2)	(58.2)

	$1,560.3	$1,708.0	$(147.7)	(8.6)%

Net premiums written decreased by $150.7 million, or 11.0%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The cost of our property catastrophe cover was $44.0 million for the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The increase mainly reflected the reinstatement premium charged in 2005 due to claims made for Hurricanes Katrina and Rita while no reinstatement premium was charged in 2004. Excluding property catastrophe cover, we ceded 18.8% of gross premiums written for the year ended December 31, 2005 compared to 17.8% for the year ended December 31, 2004.

Net premiums earned decreased by $54.0 million, or 4.1%, for the year ended December 31, 2005, a smaller percentage than the decrease in net premiums written due to the earning of premiums written in prior years.

We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written and net premiums earned basis:

	Gross		Net
	Premiums		Premiums
	Written		Earned
	Year Ended		Year Ended
	December 31,		December 31,
	2005	2004	2005	2004

Property	26.5%	32.1%	17.8%	25.1%
Casualty	40.6	44.0	45.7	48.0
Reinsurance	32.9	23.9	36.5	26.9

Our business mix shifted from property and casualty insurance to reinsurance due primarily to a decrease in property and casualty business written in the United States and an increase in the amount of reinsurance business written in 2005.

Net Investment Income

Net investment income earned during the year ended December 31, 2005 was $178.6 million, compared to $129.0 million during the year ended December 31, 2004. Investment management fees of $4.4 million and $3.7 million were incurred during the years ended December 31, 2005 and 2004, respectively. The increase in net investment income was due to an increase in aggregate invested assets, which increased 14.3% over the balance as of December 31, 2004, and an increase in prevailing interest rates. We also had increased income from our hedge fund investments, which were fully deployed during 2005. We received $17.5 million in dividends from three hedge funds, which was included in investment income, compared to $0.2 million in 2004.

The annualized period book yield of the investment portfolio for the years ended December 31, 2005 and 2004 was 3.9% and 3.5%, respectively. The increase in yield was primarily the result of increasing interest rates in 2005. Approximately 98% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was rated AA by S&P and Aa2 by Moody’s with an average duration of 2.3 years as of December 31, 2005.

At December 31, 2005, we had investments in four hedge funds, three managed by our investment managers, and one managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of December 31, 2005 totaled $215.1 million compared to $96.7 million as of December 31, 2004; additional investments of $105 million were made during the year ended December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $81.9 million as of December 31, 2005 compared to $87.5 million as of December 31, 2004.

The following table shows the components of net realized investment gains and losses. Interest rates increased during the year ended December 31, 2005; consequently, we realized losses from the sale of some of our fixed income securities.

We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps and gains or losses on the settlement of futures contracts, which were used to manage our portfolio’s duration. We have since discontinued the use of such futures contracts. In both years, we recorded no losses on investments as a result of declines in values determined to be other than temporary.

	Year Ended
	December 31,
	2005	2004
	($ in millions)

Net (loss) gain from the sale of securities	$(15.0)	$13.2
Net loss on settlement of futures	—	(2.4)
Net gain on interest rate swaps	4.8	—

Net realized investment (losses) gains	$(10.2)	$10.8

Net Losses and Loss Expenses

Net losses and loss expenses for the year ended December 31, 2005 included estimated property losses from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin of $469.4 million, and also included a general liability loss of $25 million that related to Hurricane Katrina. Adverse development from 2004 hurricanes and typhoons of $62.5 million net of recoverables from our reinsurers was also included. Our reserves are adjusted for development arising from new information from clients, loss adjusters or ceding companies. Comparatively, net losses and loss expenses for the year ended December 31, 2004 included estimated losses from Hurricanes Charley, Frances, Ivan and Jeanne and Typhoons Chaba and Songda of $186.2 million net of recoverables from our reinsurers.

The following table shows the components of the increase of net losses and loss expenses of $331.2 million for the year ended December 31, 2005 from the year ended December 31, 2004.

	Year Ended
	December 31,
	2005	2004
	($ in millions)

Net losses paid	$430.1	$202.5
Net change in reported case reserves	410.1	126.9
Net change in IBNR	504.4	684.0

Net losses and loss expenses	$1,344.6	$1,013.4

Net losses paid increased $227.6 million, or 112.4%, to $430.1 million for the year ended December 31, 2005 primarily due to property losses paid on the catastrophic windstorms. The year ended December 31, 2005 included $194.6 million of net losses paid on the 2004 and 2005 storms listed above compared to $57.1 million for the 2004 storms listed above during the year ended December 31, 2004. The balance of the increase is from claims on policies written by us in previous years.

The increase in case reserves during the year ended December 31, 2005 was primarily due to an increase in reserves for property catastrophe losses. The net change in reported case reserves for the year ended December 31, 2005 included $325.5 million relating to 2004 and 2005 storms listed above compared to $64.8 million for 2004 storms listed above during the year ended December 31, 2004.

The decrease in net change in IBNR reflected the larger proportion of losses reported. The net change in IBNR for the year ended December 31, 2005 also included a net reduction in prior period losses of $111.5 million excluding development of 2004 storms compared to $79.4 million of net positive reserve development in the year ended December 31, 2004. This positive development was the result of actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence.

Our overall loss reserve estimates did not significantly change during 2005. On an opening carried reserve base of $1,777.9 million, after reinsurance recoverable, we had a net decrease of $49 million including development of 2004 storms, a change of less than 3%.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2005	2004
	($ in millions)

Net reserves for losses and loss expenses, January 1	$1,777.9	$964.9
Incurred related to:
Current year non-catastrophe	924.2	906.6
Current year property catastrophe	469.4	186.2
Prior year non-catastrophe	(111.5)	(79.4)
Prior year property catastrophe	62.5	—

Total incurred	$1,344.6	$1,013.4
Paid related to:
Current year non-catastrophe	40.8	12.1
Current year property catastrophe	84.2	57.1
Prior year non-catastrophe	194.7	133.3
Prior year property catastrophe	110.4	—

Total paid	$430.1	$202.5
Foreign exchange revaluation	(3.3)	2.1

Net reserve for losses and loss expenses, December 31	2,689.1	1,777.9
Losses and loss expenses recoverable	716.3	259.2

Reserve for losses and loss expenses, December 31	$3,405.4	$2,037.1

Acquisition Costs

Acquisition costs were $143.4 million for the year ended December 31, 2005 as compared to $170.9 million for the year ended December 31, 2004. Acquisition costs as a percentage of net premiums earned were 11.3% for the year ended December 31, 2005 versus 12.9% for the year ended December 31, 2004. The reduction in acquisition costs was the result of a general decrease in brokerage rates being paid by us. The decline in the acquisition cost ratio in 2005 also reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG pursuant to which we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $18.4 million for the year ended December 31, 2005 compared to $45.2 million for the year ended December 31, 2004. Ceding commissions, which are deducted from gross acquisition costs, increased moderately, both in volume (ceding a slightly larger percentage of business) and in rates.

Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2005 and 2004 were $13.1 million and $11.0 million, respectively.

General and Administrative Expenses

General and administrative expenses were $94.3 million for the year ended December 31, 2005 as compared to $86.3 million for the year ended December 31, 2004. This represented an increase of $8.0 million, or 9.3%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Salaries and employee welfare expenses exceeded the prior period by approximately $5.9 million. The number of warrants and restricted stock units issued as well as vested grew in the current period, resulting in an increased expense of $0.5 million over the prior period. The increase in salaries and employee welfare also reflected a full year of expense for staff in our New York office, which opened in June 2004, as well as an increase in worldwide staff count. There was also an increase in building rental expense of approximately $0.8 million due to the full year expense of additional office space in Bermuda and the office in New York. We also opened offices in San Francisco and Chicago during the fourth quarter of 2005. This was offset partially by a decrease in depreciation expense of approximately $1.9 million due to the full depreciation of office furniture and fixtures in Bermuda. The administrative fees paid to AIG subsidiaries decreased with the decline in gross premiums written. However, we accrued an estimated termination fee of $5 million as a result of the termination of the administrative services agreement in Bermuda with an AIG subsidiary. The total expense related to administrative services agreements with AIG subsidiaries was $36.9 million for the year ended December 31, 2005 compared to $34.0 million for the year ended December 31, 2004.

Our expense ratio was 18.7% for the year ended December 31, 2005, compared to 19.4% for the year ended December 31, 2004. The expense ratio declined principally due to the decline in acquisition costs.

Interest Expense

Interest expense of $15.6 million representing interest and financing costs was incurred in the year ended December 31, 2005 for our $500 million term loan, which was funded on March 30, 2005. We repaid this term loan in July 2006 using a portion of the proceeds from the IPO, including proceeds from the exercise of the underwriters’ over-allotment option, and from the issuance of the senior notes described in this prospectus.

Net (Loss) Income

As a result of the above, net loss for the year ended December 31, 2005 was $159.8 million compared to net income of $197.2 million for the year ended December 31, 2004. Net loss for the year ended December 31, 2005 included a foreign exchange loss of $2.2 million and an income tax recovery of $0.4 million. Net income for the year ended December 31, 2004 included a foreign exchange gain of $0.3 million and income tax recovery of $2.2 million.

Underwriting Results by Operating Segments

Our company is organized into three operating segments:

Property Segment.  Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit.

Casualty Segment.  Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world.

Reinsurance Segment.  Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and facultative basis, targeting several niche reinsurance markets including professional liability lines, specialty casualty, property for U.S. regional insurers, and accident and health, and to a lesser extent marine and aviation lines.

Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. Because we do not manage our assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments. General and administrative expenses are allocated to segments based on various factors, including staff count and each segment’s proportional share of gross premiums written.

Property Segment

The following table summarizes the underwriting results and associated ratios for the property segment for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Revenues
Gross premiums written	$463.9	$412.9	$548.0
Net premiums written	193.7	170.8	308.6
Net premiums earned	190.8	226.8	333.2
Expenses
Net losses and loss expenses	$115.0	$410.3	$320.5
Acquisition costs	(2.2)	5.7	30.4
General and administrative expenses	26.3	20.2	25.5
Underwriting income (loss)	51.7	(209.4)	(43.2)
Ratios
Loss ratio	60.3%	180.9%	96.2%
Acquisition cost ratio	(1.2)	2.5	9.1
General and administrative expense ratio	13.8	8.9	7.7
Expense ratio	12.6	11.4	16.8
Combined ratio	72.9	192.3	113.0

Comparison of Years Ended December 31, 2006 and 2005

Premiums.  Gross premiums written were $463.9 million for the year ended December 31, 2006 compared to $412.9 million for the year ended December 31, 2005, an increase of $51.0 million, or 12.4%. The increase in gross premiums written was primarily due to significant market rate increases on certain catastrophe exposed North American general property business, resulting from record industry losses following the hurricanes that occurred in the second half of 2005. We also had an increase in the amount of business written due to increased opportunities in the property insurance market. Gross premiums written also rose in the current period due to continued expansion of our

U.S. distribution platform. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco. Gross premiums written by our underwriters in these offices were $49.5 million for the year ended December 31, 2006 compared to $10.9 million for the year ended December 31, 2005. Offsetting these increases was a reduction in gross premiums written resulting from the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements for the year ended December 31, 2006 were approximately $0.2 million compared to $14.5 million written for the year ended December 31, 2005. In addition, the volume of energy business declined approximately $11.3 million from the prior year primarily because we did not renew certain onshore energy-related business that no longer met our underwriting requirements. Gross premiums written also declined by approximately $11.0 million due to the non-renewal of a fronted program whereby we ceded 100% of the gross premiums written.

Net premiums written increased by $22.9 million, or 13.4%, a higher percentage increase than that of gross premiums written. We ceded 58.2% of gross premiums written for the year ended December 31, 2006 compared to 58.6% for the year ended December 31, 2005. The decline was primarily the result of a 7.5 percentage point reduction in the percentage of premiums ceded on our energy treaty, from 66% to 58.5%, when it renewed on June 1, 2006, as well as the non-renewal of a fronted program that was 100% ceded in 2005. These reductions in premiums ceded were partially offset by two factors:

•	Premiums ceded in relation to our property catastrophe reinsurance protection for the property segment were $42.3 million for the year ended December 31, 2006, which was a $14.7 million increase over the prior year. The increase in cost was due to market rate increases resulting from the 2004 and 2005 windstorms and changes in the level of coverage obtained, as well as internal changes in the structure of the program. These increases were partially offset by additional premiums ceded in 2005 to reinstate our coverage following losses incurred from Hurricanes Katrina and Rita; no such reinstatement premiums were incurred in 2006.

•	We now cede a portion of the gross premiums written in our U.S. offices on a quota share basis under our property treaties.

We expect net premiums written as a percentage of gross premiums written to decline in 2007, primarily because the percentage of gross premiums written ceded on our general property treaty increased from 45% to 55% when the treaty renewed on November 1, 2006.

Net premiums earned decreased by $36.0 million, or 15.9%, primarily due to the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Net premiums earned for the year ended December 31, 2005 included approximately $80.1 million related to the AIG agreements, exclusive of the cost of property catastrophe reinsurance protection. The corresponding net premiums earned for the year ended December 31, 2006 were approximately $1.1 million. This decline was partially offset by the earning of the higher net premiums written in 2006.

Net losses and loss expenses.  Net losses and loss expenses decreased by 72.0% to $115.0 million for the year ended December 31, 2006 from $410.3 million for the year ended December 31, 2005. Net losses and loss expenses for the year ended December 31, 2005 were impacted by three significant factors, namely:

•	Loss and loss expenses of approximately $237.8 million accrued in relation to Hurricanes Katrina, Rita, and Wilma which occurred in August, September and October 2005, respectively;

•	Net unfavorable development of approximately $49.0 million related to the windstorms of 2004; and

•	Net favorable reserve development related to prior years of approximately $71.8 million. This net favorable development was primarily due to low loss emergence on our 2003 and 2004 accident year general property and energy business, exclusive of the 2004 windstorms.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. In addition, net favorable development relating to prior years of approximately $31.0 million was recognized during this period. Major factors contributing to the net favorable development included:

•	Favorable loss emergence on 2004 accident year general property and energy business;

•	Excluding the losses related to the 2005 windstorms, lighter than expected loss emergence on 2005 accident year general property business, offset partially by unfavorable development on our energy business for that accident year;

•	Anticipated recoveries of approximately $3.4 million recognized under our property catastrophe reinsurance protection related to Hurricane Frances; and

•	Unfavorable development of approximately $2.7 million relating to the 2005 windstorms due to updated claims information that increased our reserves for this segment.

The loss and loss expense ratio for the year ended December 31, 2006 was 60.3%, compared to 180.9% for the year ended December 31, 2005. Net favorable development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 16.2 percentage points. Thus, the loss and loss expense ratio related to the current period’s business was 76.5%. In comparison, the net favorable development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 10.0 percentage points. Thus, the loss and loss expense ratio for that period’s business was 190.9%. Loss and loss expenses recognized in relation to Hurricanes Katrina, Rita and Wilma increased this loss and loss expense ratio by 104.9 percentage points. The loss ratio after the effect of catastrophes and prior year development was lower for 2006 versus 2005 due to rate decreases in 2005 combined with higher reported loss activity, while 2006 was impacted by significant market rate increases on catastrophe exposed North American general property business following the 2005 windstorms. However, the results for our energy line of business during 2006 were adversely affected by dramatic increases in commodity prices, which have led to higher loss costs. As commodity prices rise, so does the severity of business interruption claims, along with the frequency of mechanical breakdown as our insureds step up production to take advantage of the higher prices. We expect to reduce our exposures on energy business going forward due to the current market conditions.

Net paid losses for the year ended December 31, 2006 and 2005 were $237.2 million and $267.5 million, respectively. Net paid losses for the year ended December 31, 2006 included $37.7 million recovered from our property catastrophe reinsurance coverage as a result of losses paid due to Hurricanes Katrina and Rita.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2006	2005
	($ in millions)

Net reserves for losses and loss expenses, January 1	$543.7	$404.2
Incurred related to:
Current period non-catastrophe	146.0	195.3
Current period property catastrophe	—	237.8
Prior period non-catastrophe	(30.3)	(71.8)
Prior period property catastrophe	(0.7)	49.0

Total incurred	$115.0	$410.3
Paid related to:
Current period non-catastrophe	12.9	38.6
Current period property catastrophe	—	36.6
Prior period non-catastrophe	121.5	123.0
Prior period property catastrophe	102.8	69.3

Total paid	$237.2	$267.5
Foreign exchange revaluation	2.4	(3.3)

Net reserve for losses and loss expenses, December 31	423.9	543.7
Losses and loss expenses recoverable	468.4	515.1

Reserve for losses and loss expenses, December 31	$892.3	$1,058.8

Acquisition costs.  Acquisition costs decreased to negative $2.2 million for the year ended December 31, 2006 from positive $5.7 million for the year ended December 31, 2005. The negative cost represents ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio decreased to negative 1.2% for the year ended December 31, 2006 from 2.5% for 2005 primarily as a result of changes in our U.S. distribution platform. Historically, our U.S. business was generated via surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Under these agreements, we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. These agreements were cancelled and the related gross premiums written were substantially earned by December 31, 2005. Gross premiums written from our U.S. offices are now underwritten by our own staff and, as a result, we do not incur the 7.5% override commission historically paid to subsidiaries of AIG. In addition, we now cede a portion of our U.S. business on a quota share basis under our property treaties. These cessions generate additional ceding commissions and have helped to further reduce acquisition costs on our U.S. business.

The reduction in acquisition costs was offset slightly by reduced ceding commissions due to us on our general property and energy treaties. The factors that will determine the amount of acquisition costs going forward are the amount of brokerage fees and commissions incurred on policies we write, less ceding commissions earned on reinsurance we purchase.

General and administrative expenses.  General and administrative expenses increased to $26.3 million for the year ended December 31, 2006 from $20.2 million for the year ended December 31, 2005. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. The increase in general and administrative expenses was primarily attributable to additional staff and administrative expenses incurred in conjunction with the expansion of our U.S. property distribution platform, as well as increased stock compensation expenses due to modification of the plans in conjunction with our IPO from book value plans to fair value plans and the adoption of a long-term incentive plan. The cost of salaries and employee welfare also increased for existing staff. The increase in the general and administrative expense ratio from 8.9% for the year ended December 31, 2005 to 13.8% for 2006 was the result of the reduction in net premiums earned, combined with start-up costs in the United States rising at a faster rate than net premiums earned.

Comparison of Years Ended December 31, 2005 and 2004

Premiums.  Gross premiums written were $412.9 million for the year ended December 31, 2005 compared to $548.0 million for the year ended December 31, 2004. The decrease in gross premiums written of $135.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which had been our major distribution channel for property business in the United States. We wrote gross premiums of approximately $164.8 million under these agreements for the year ended December 31, 2004 compared to $14.5 million written for the year ended December 31, 2005. During 2005, we added staff members to our New York and Boston offices in order to build our U.S. property distribution platform. We opened an office in San Francisco in October 2005 and an office in Chicago in November 2005. Gross premiums written by our underwriters in these offices were $10.9 million for the year ended December 31, 2005 compared to nil in the year ended December 31, 2004. Gross premiums written by our Bermuda and European offices were comparable to the prior year, increasing slightly by $4.7 million primarily due to an increase in volume produced by our European offices.

Net premiums written decreased by 44.7%, or $137.8 million, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Of this decline in net premiums written, $148.7 million was due to the loss of AIG-sourced production offset by approximately an $11.3 million increase in net premiums written by our European offices. Excluding property catastrophe cover, we ceded 51.9% of gross premiums written for the year ended December 31, 2005 compared to 39.5% in the year ended December 31, 2004. Although we reduced exposure in the United States, the cost of our property catastrophe reinsurance coverage allocated to the property segment in 2005 was $4.9 million greater than the prior period due to reinstatement premiums from claims for Hurricanes Katrina and Rita in 2005. This cost is reflected as a reduction in our net premiums written.

The decrease in net premiums earned of $106.4 million, or 31.9%, reflected the decrease in net premiums written. The percentage decrease of 31.9% was less than that for net premiums written of 44.7% due to the earning of prior year premiums.

Net losses and loss expenses.  Net losses and loss expenses increased by $89.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The property loss ratio increased 84.7 points in 2005 primarily due to the exceptional number and intensity of storms during the year. Net losses and loss expenses included $237.8 million in net losses resulting from windstorm catastrophes in 2005 (adversely impacting the loss ratio by 104.9 points) and net losses from development of 2004 storms equal to $49.0 million (adversely impacting the loss ratio by 21.6 points) and $71.8 million in net positive development from prior accident years, which was the result of continued favorable loss emergence (favorably impacting the loss ratio by 31.7 points). Comparatively, net losses and loss expenses for the year ended December 31, 2004 included $104.5 million in net losses resulting from third quarter 2004 hurricanes (adversely impacting the loss ratio by 31.4 points), and included net positive development relating to prior accident years of $18.4 million (favorably impacting the loss ratio by 5.5 points). The loss ratio after the effect of catastrophes and prior year development was higher for 2005 versus 2004 due to the impact of certain rate decreases since 2003, the increase in reported loss activity during 2005 and the effect of additional property catastrophe reinsurance coverage paid by us, reducing our net premiums earned. Net paid losses increased from $140.2 million for the year ended December 31, 2004 to $267.5 million for the year ended December 31, 2005, reflecting the development of our book of business along with increased payments for catastrophe claims.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,
	2005	2004
	($ in millions)

Net reserves for losses and loss expenses, January 1	$404.2	$221.7
Incurred related to:
Current year non-catastrophe	195.3	234.4
Current year property catastrophe	237.8	104.5
Prior year non-catastrophe	(71.8)	(18.4)
Prior year property catastrophe	49.0	—

Total incurred	$410.3	$320.5
Paid related to:
Current year non-catastrophe	38.6	10.9
Current year property catastrophe	36.6	32.2
Prior year non-catastrophe	123.0	97.1
Prior year property catastrophe	69.3	—

Total paid	$267.5	$140.2
Foreign exchange revaluation	(3.3)	2.2

Net reserve for losses and loss expenses, December 31	543.7	404.2
Losses and loss expenses recoverable	515.1	185.1

Reserve for losses and loss expenses, December 31	$1,058.8	$589.3

Acquisition costs.  Acquisition costs decreased to $5.7 million for the year ended December 31, 2005 from $30.4 million for the year ended December 31, 2004, representing a decrease of 81.3%. The decrease resulted from a greater amount of ceding commissions received from reinsurance treaties as we ceded a larger proportion of property business. It was also due to a general decrease in brokerage rates during 2005. In addition, our surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were cancelled, which carried an additional 7.5% commission on the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $12.8 million for the year ended December 31, 2005 compared to $30.2 million for the year ended December 31, 2004. Effective October 1, 2005, the ceding commission for our general property quota share treaty declined.

General and administrative expenses.  General and administrative expenses decreased to $20.2 million for the year ended December 31, 2005 from $25.5 million for the year ended December 31, 2004. The decrease in general and administrative expenses for 2005 versus 2004 reflected the decrease in the production of business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The general and administrative expense ratio increased during the period as expenses did not decrease to the same extent as net premiums earned.

Casualty Segment

The following table summarizes the underwriting results and associated ratios for the casualty segment for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Revenues
Gross premiums written	$622.4	$633.0	$752.1
Net premiums written	541.0	557.6	670.0
Net premiums earned	534.3	581.3	636.3
Expenses
Net losses and loss expenses	$331.8	$431.0	$436.1
Acquisition cost	30.4	33.5	59.5
General and administrative expenses	52.8	44.3	39.8
Underwriting income	119.3	72.5	100.9
Ratios
Loss ratio	62.1%	74.1%	68.5%
Acquisition cost ratio	5.7	5.8	9.4
General and administrative expense ratio	9.9	7.6	6.2
Expense ratio	15.6	13.4	15.6
Combined ratio	77.7	87.5	84.1

Comparison of Years Ended December 31, 2006 and 2005

Premiums.  Gross premiums written for the year ended December 31, 2006 declined 1.7%, or $10.6 million, from the prior year. Although gross premiums written declined by approximately $7.3 million as a result of the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, this reduction was more than offset by an increase in the level of business written in our U.S. offices. During the year ended December 31, 2006, gross premiums written by our underwriters in the U.S. totaled approximately $108.8 million compared to $83.2 million in the prior period. Offsetting this increase was a reduction in gross premiums written in our Bermuda office, primarily due to certain non-recurring business written in 2005, as well as reductions in market rates. We expect market rates to continue to decline in 2007 due to increased competition. There was also a decline of approximately $6.5 million in gross premiums written through surplus lines agreements with an affiliate of Chubb for the year ended December 31, 2006 compared to the prior year. This decline was due to a number of factors, including the elimination of certain classes of business, such as directors and officers as well as errors and omissions and changes in the underwriting guidelines under the agreement.

Net premiums written decreased in line with the decrease in gross premiums written. We expect to cede a larger portion of our casualty business in 2007. Therefore, net premiums written as a percentage of gross premiums written will be lower than 2006. The $47.0 million, or 8.1%, decline in net premiums earned was the result of the decline in net premiums written during 2005 as a result of the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG.

Net losses and loss expenses.  Net losses and loss expenses decreased $99.2 million, or 23.0%, to $331.8 million for the year ended December 31, 2006 from $431.0 million for the year ended December 31, 2005. During the year ended December 31, 2006, approximately $63.4 million in net favorable reserve development relating to prior periods was recognized, primarily due to favorable loss emergence on the 2002, 2003 and 2004 accident years. This favorable development, however, was partially offset by approximately $5.2 million of unfavorable development on certain claims relating to our U.S. casualty business. Comparatively, during the year ended December 31, 2005, net favorable reserve development relating to prior years of approximately $22.7 million was recognized. The net favorable development reduced the loss and loss expense ratio by 11.9 and 3.9 percentage points for the years ended December 31, 2006 and 2005, respectively. Thus, the loss and loss expense ratio related to the current period’s business was 74.0% for the year ended December 31, 2006 and 78.0% for the year ended December 31, 2005. A general liability loss related to Hurricane Katrina of $25.0 million increased the 2005 accident year loss and loss expense ratio by approximately 4.3 percentage points. Net paid losses for the years ended December 31, 2006 and 2005 were $59.7 million and $31.5 million, respectively. Net paid losses for the year ended December 31, 2006 included the payment of the $25.0 million Hurricane Katrina claim.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Years Ended
	December 31,
	2006	2005
	($ in millions)

Net reserves for losses and loss expenses, January 1	$1,419.1	$1,019.6
Incurred related to:
Current period non-catastrophe	395.2	428.7
Current period catastrophe	—	25.0
Prior period non-catastrophe	(63.4)	(22.7)
Prior period catastrophe	—	—

Total incurred	$331.8	$431.0
Paid related to:
Current period non-catastrophe	—	—
Current period catastrophe	—	—
Prior period non-catastrophe	34.7	31.5
Prior period catastrophe	25.0	—

Total paid	$59.7	$31.5
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	1,691.2	1,419.1
Losses and loss expenses recoverable	182.6	128.6

Reserve for losses and loss expenses, December 31	$1,873.8	$1,547.7

Acquisition costs.  Acquisition costs were $30.4 million for the year ended December 31, 2006 compared to $33.5 million for the year ended December 31, 2005. This slight decrease was related to the reduction in net premiums earned as well as an increase in cessions under our general casualty treaty and, as a result, the acquisition cost ratios were comparable at 5.7% and 5.8% for the years ended December 31, 2006 and 2005, respectively.

General and administrative expenses.  General and administrative expenses increased $8.5 million, or 19.2%, to $52.8 million for the year ended December 31, 2006 from $44.3 million for the year ended December 31, 2005. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. The increase in general and administrative expenses was primarily attributable to the expansion of our U.S. distribution platform, as well as increases in salaries, employee welfare and stock based compensation. The increase in the general and administrative expense ratio from 7.6% for the year ended December 31, 2005 to 9.9% for 2006 was the result of the reduction in net premiums earned, combined with the start-up costs in the United States and the higher compensation expense.

Comparison of Years Ended December 31, 2005 and 2004

Premiums.  Gross premiums written declined $119.1 million, or 15.8%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the year ended December 31, 2004 were approximately $109.1 million compared to $7.7 million written in the year ended December 31, 2005. The decline was partially offset by premiums written through our own underwriters in our U.S. offices equal to approximately $83.2 million during the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The decrease in gross premiums written also reflected a number of accounts that were non-recurring in 2005 as well as decreasing industry rates for casualty lines of business. Casualty rates began to decline in 2004 and continued to decline in 2005. Terms and conditions and client self-insured retention levels, however, remained at desired levels. During 2005, we also reduced our maximum gross limit for pharmaceutical accounts in order to prudently manage this exposure. The change in gross limit resulted in a year-over-year decline in gross premiums written of about $12 million.

In June 2004, Allied World Assurance Company (U.S.) Inc. opened a branch office in New York, which expanded our distribution in the United States. We also opened offices in San Francisco and Chicago, to further expand our presence in the United States.

Net premiums written decreased in line with the decrease in gross premiums written. The $55.0 million decline in net premiums earned was less than that for premiums written due to the continued earning of premiums written in 2004.

Net losses and loss expenses.  Net losses and loss expenses decreased to $431.0 million for the year ended December 31, 2005 from $436.1 million for the year ended December 31, 2004. The casualty loss ratio for the year ended December 31, 2005 increased by 5.6 points from the year ended December 31, 2004 due largely to a $25 million general liability loss that occurred during Hurricane Katrina. Net losses and loss expenses for the year ended December 31, 2005 also included positive reserve development of $22.7 million compared to positive reserve development of $43.3 million in the year ended December 31, 2004. The decrease in estimated losses from prior accident years was the result of very low loss emergence to date on the claims-made lines of business. Net paid losses for the years ended December 31, 2005 and 2004 were $31.5 million and $7.1 million, respectively.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2005	2004
	($ in millions)

Net reserves for losses and loss expenses, January 1	$1,019.6	$590.6
Incurred related to:
Current year non-catastrophe	428.7	479.4
Current year catastrophe	25.0	—
Prior year non-catastrophe	(22.7)	(43.3)
Prior year catastrophe	—	—

Total incurred	$431.0	$436.1
Paid related to:
Current year non-catastrophe	—	0.9
Current year catastrophe	—	—
Prior year non-catastrophe	31.5	6.2
Prior year catastrophe	—	—

Total paid	$31.5	$7.1
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	1,419.1	1,019.6
Losses and loss expenses recoverable	128.6	73.6

Reserve for losses and loss expenses, December 31	$1,547.7	$1,093.2

Acquisition costs.  Acquisition costs decreased to $33.5 million for the year ended December 31, 2005 from $59.5 million for the year ended December 31, 2004. Total acquisition costs relating to premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were approximately $5.6 million for the year ended December 31, 2005 compared to approximately $15.0 million for the year ended December 31, 2004. The acquisition cost ratio decreased from 9.4% for the year ended December 31, 2004 to 5.8% for the year ended December 31, 2005. The decrease was due to a general decrease in industry brokerage rates paid by us, the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which carried an additional 7.5% commission on the gross premiums written, and a slight increase in the rate of ceding commissions. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition costs.

General and administrative expenses.  General and administrative expenses increased to $44.3 million for the year ended December 31, 2005 from $39.8 million for the year ended December 31, 2004. The increase in general and administrative expenses for 2005 versus 2004 was largely attributable to additional expenses related to the New York office, which was fully operational for the full year in 2005 and opened in June 2004. The increase in the general and administrative expense ratio is a result of the start-up costs in the United States causing expenses to rise at a faster rate than premiums.

Reinsurance Segment

The following table summarizes the underwriting results and associated ratios for the reinsurance segment for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Revenues
Gross premiums written	$572.7	$514.4	$407.9
Net premiums written	572.0	493.5	394.1
Net premiums earned	526.9	463.4	356.0
Expenses
Net losses and loss expenses	$292.4	$503.3	$256.7
Acquisition costs	113.3	104.2	80.9
General and administrative expenses	27.0	29.8	21.1
Underwriting income (loss)	94.2	(173.9)	(2.7)
Ratios
Loss ratio	55.5%	108.6%	72.1%
Acquisition cost ratio	21.5	22.5	22.8
General and administrative expense ratio	5.1	6.4	5.9
Expense ratio	26.6	28.9	28.7
Combined ratio	82.1	137.5	100.8

Comparison of Years Ended December 31, 2006 and 2005

Premiums.  Gross premiums written were $572.7 million for the year ended December 31, 2006 compared to $514.4 million for the year ended December 31, 2005, an increase of $58.3 million, or 11.3%. The increase in gross premiums written was due to a number of factors. We added approximately $66.6 million in gross premiums written related to new business during the year ended December 31, 2006. Included in this amount was gross premiums written of approximately $14.7 million related to four ILW contracts. In addition, net upward premium adjustments on prior years’ business totaling approximately $83.2 million further increased gross premiums written, compared to similar adjustments of approximately $35.3 million in 2005. Increases in treaty participations also served to increase gross premiums written. However, several treaties were not renewed in the current year, including one treaty that contributed approximately $27.3 million to gross premiums written in 2005 and was not renewed due to unfavorable changes in contract terms. In addition, approximately $21.6 million of the gross premiums written during the year ended December 31, 2005 related to coverage reinstatements on business written under our underwriting agency agreement with IPCUSL. Although rates on property catastrophe business have increased, we reduced our exposure limits on the IPCUSL business, which further reduced gross premiums written. IPCUSL wrote $52.1 million of property catastrophe business on our behalf for the year ended December 31, 2006 compared to $83.0 million in 2005. We mutually agreed to terminate the IPCUSL agency agreement effective as of November 30, 2006. We are now underwriting this property catastrophe reinsurance business ourselves and expect to renew the majority of desired IPCUSL accounts. Also, during 2006 we elected not to renew an agreement for the administration of the majority of our accident and health business; this agreement accounted for approximately $4.1 million and $12.3 million in gross premiums written for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, 75.4% of gross premiums written related to casualty risks and 24.6% related to property risks versus 70.8% casualty and 29.2% property for the year ended December 31, 2005.

Net premiums written increased by $78.5 million, or 15.9%, a higher percentage than that for gross premiums written. The higher percentage was primarily a result of changes in the internal structure of our property catastrophe reinsurance protection. This resulted in a reduction of

$14.9 million in ceded premium in the year ended December 31, 2006 compared to 2005. Ceded premiums for 2005 included approximately $7.2 million to reinstate our property catastrophe reinsurance protection following Hurricanes Katrina and Rita.

The $63.5 million, or 13.7%, increase in net premiums earned was the result of several factors:

•	Increased net premiums written over the past two years. Premiums related to our reinsurance business earn slower than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums are often earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern may extend up to 24 months, reflecting the inception dates of the underlying policies.

•	Net upward revisions to premium estimates on business written in prior years were significantly higher in 2006 in comparison with 2005. As the adjustments relate to prior periods, the associated premiums make a proportionately larger contribution to net premiums earned.

•	Premiums ceded in relation to the property catastrophe reinsurance protection were significantly lower in 2006. Net premiums earned during the year ended December 31, 2006 were approximately $11.5 million higher as a result.

These three factors more than offset the approximate $31.9 million reduction in net premiums earned on the IPCUSL business during 2006.

Net losses and loss expenses.  Net losses and loss expenses decreased from $503.3 million for the year ended December 31, 2005 to $292.4 million for the year ended December 31, 2006. Net losses and loss expenses for the year ended December 31, 2005 were impacted by four significant factors:

•	Losses and loss expenses of approximately $13.4 million as a result of Windstorm Erwin, which occurred in the first quarter of 2005;

•	Losses and loss expenses of approximately $218.2 million accrued in relation to Hurricanes Katrina, Rita and Wilma, which occurred in August, September and October 2005, respectively;

•	Net unfavorable development of approximately $13.5 million related to the windstorms of 2004; and

•	Net favorable reserve development related to prior years of approximately $17.0 million, which was primarily due to low loss emergence on our 2003 and 2004 property reinsurance business, exclusive of the 2004 windstorms.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. However, 2006 losses and loss expenses were impacted by several factors:

•	Recognition of approximately $12.4 million of favorable reserve development. The majority of this development related to 2003 and 2005 accident year business written on our behalf by IPCUSL, as well as certain workers compensation catastrophe business written during the period from 2002 to 2005.

•	Net favorable development related to the 2005 windstorms totaled approximately $2.8 million due to updated claims information that reduced our reserves for this segment; and

•	Anticipated recoveries of approximately $1.1 million on our property catastrophe reinsurance protection related to Hurricane Frances.

The loss and loss expense ratio for the year ended December 31, 2006 was 55.5%, compared to 108.6% for the year ended December 31, 2005. Net favorable development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 3.1 percentage points. Thus, the loss and loss expense ratio related to the current year’s business was 58.6%. Comparatively, net favorable development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 0.8 percentage points. Thus, the loss and loss expense ratio related to that period’s business was 109.4%. Loss and loss expenses recognized in relation to Windstorm Erwin and Hurricanes Katrina, Rita and Wilma increased this loss and loss expense ratio by 50.0 percentage points. The lower ratio in 2006 was primarily a function of property catastrophe reinsurance costs, which were approximately $11.5 million greater in the year ended December 31, 2005 than for 2006. This was due primarily to charges incurred to reinstate our coverage after the 2005 windstorms. The higher charge in 2005 resulted in lower net premiums earned and, therefore, a higher loss and loss expense ratio. Partially offsetting this was an increase in the 2006 loss ratio due to a greater proportion of net premiums earned relating to casualty business, which carries a higher loss ratio.

Net paid losses were $185.9 million for the year ended December 31, 2006 compared to $131.1 million for the year ended December 31, 2005. The increase primarily related to losses paid as a result of the 2005 windstorms. Net paid losses for the year ended December 31, 2006 included $25.5 million recovered from our property catastrophe reinsurance coverage as a result of losses paid due to Hurricanes Katrina and Rita.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2006	2005
	($ in millions)

Net reserves for losses and loss expenses, January 1	$726.3	$354.1
Incurred related to:
Current period non-catastrophe	308.7	275.2
Current period property catastrophe	—	231.6
Prior period non-catastrophe	(12.4)	(17.0)
Prior period property catastrophe	(3.9)	13.5

Total incurred	$292.4	$503.3
Paid related to:
Current period non-catastrophe	14.9	2.1
Current period property catastrophe	—	47.6
Prior period non-catastrophe	56.0	40.3
Prior period property catastrophe	115.0	41.1

Total paid	$185.9	$131.1
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	832.8	726.3
Losses and loss expenses recoverable	38.1	72.6

Reserve for losses and loss expenses, December 31	$870.9	$798.9

Acquisition costs.  Acquisition costs increased $9.1 million, or 8.7%, to $113.3 million for the year ended December 31, 2006 from $104.2 million for the year ended December 31, 2005 primarily as a result of the increase in net premiums earned. The acquisition cost ratio of 21.5% for the year ended December 31, 2006 was lower than the 22.5% acquisition cost ratio for the year ended December 31, 2005, primarily due to higher net premiums earned as a result of reduced premiums ceded for property catastrophe reinsurance protection.

General and administrative expenses.  General and administrative expenses decreased to $27.0 million for the year ended December 31, 2006 from $29.8 million for the year ended December 31, 2005. The decrease in general and administrative expenses was primarily a result of changes in the cost structure for our administrative functions. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company.

Prior to January 1, 2006, fees paid to subsidiaries of AIG were allocated to the reinsurance segment based on the segment’s proportionate share of gross premiums written. The reinsurance segment constituted 32.9% of consolidated gross premiums written for the year ended December 31, 2005 and, therefore, was allocated a significant portion of the fees paid to AIG. As a result of the change in the cost structure related to our administrative functions, these expenses are now relatively fixed in nature, and do not vary according to the level of gross premiums written. This has resulted in a decreased allocation of expenses to the reinsurance segment. Partially offsetting this reduction were increased salaries, as well as increased stock based compensation charges as a result of a newly adopted long-term incentive plan and modification of the plans in conjunction with our IPO from book value plans to fair value plans.

Comparison of Years Ended December 31, 2005 and 2004

Premiums.  Gross premiums written were $514.4 million for the year ended December 31, 2005 as compared to $407.9 million for the year ended December 31, 2004. The $106.5 million, or 26.1%, increase in gross premiums written for the year ended December 31, 2005 over the year ended December 31, 2004 was predominantly the result of continued growth of our specialty and traditional casualty reinsurance lines, which grew $84.7 million over the prior year. Although rates generally stabilized in 2005, we believe we gained market recognition since our reinsurance segment started operations in 2002, and our financial strength provided us with a competitive advantage and opportunities in the market. Included within the reinsurance segment is business written on our behalf by IPCUSL under an underwriting agency agreement. IPCUSL wrote $83.0 million of property catastrophe business in the year ended December 31, 2005 versus $68.0 million in the year ended December 31, 2004. The rise reflected an increase in reinstatement premiums from a larger number of catastrophe claims on storm activity during 2005. Of the remaining premiums, 15.6% related to property and 84.4% related to casualty risks for the year ended December 31, 2005 versus 22.6% property and 77.4% casualty for the year ended December 31, 2004. We also commenced reinsuring accident and health business in June 2004, which increased gross premiums written by $6.4 million in 2005 over 2004.

Net premiums written increased by a slightly smaller percentage than gross premiums written during 2005 because we allocated a portion of our property catastrophe coverage to the reinsurance segment, which equaled $16.4 million for the year ended December 31, 2005 compared to $8.1 million for the year ended December 31, 2004. The increase reflected the cost of reinstatement premiums due to claims from Hurricanes Katrina and Rita.

Net earned premium growth in 2005 benefited from the continued earning of premiums written in 2003 and 2004. On an earned basis, business written on our behalf by IPCUSL represented 18.1% of total reinsurance earned premium in the year ended December 31, 2005 compared to 18.6% in the year ended December 31, 2004.

Net losses and loss expenses.  Net losses and loss expenses increased to $503.3 million for the year ended December 31, 2005 from $256.7 million for the year ended December 31, 2004. The loss ratio for the year ended December 31, 2005 increased 36.5 points from the year ended December 31, 2004. The increase resulted from increased windstorm activity during 2005. Net losses and loss expenses included $231.6 million of estimated losses relating to Hurricanes Katrina, Rita and Wilma and Windstorm Erwin (adversely impacting the loss ratio by 50.0 points) and $13.5 million of negative development on estimated losses from 2004 storms (adversely impacting the loss ratio by 2.9 points). Comparatively, $81.6 million of estimated losses were incurred during the year ended December 31, 2004 relating to the third quarter hurricanes and typhoons (adversely impacting the loss ratio by 22.9 points). Net losses and loss expenses for the year ended December 31, 2005 also included $17.0 million of positive development relating to reductions in estimated ultimate losses incurred for accident years 2002, 2003 and 2004 (favorably impacting the loss ratio by 3.7 points). Comparatively, there was positive development of $17.8 million on prior accident year ultimate losses during the year ended December 31, 2004 (favorably impacting the loss ratio by 5.0 points). The adjusted loss ratio after catastrophes and prior period development was 59.4% for 2005 compared to 54.2% for 2004 — the increase reflects the shift in product mix in 2005 from property to casualty, which generally carries a higher loss ratio than property.

Paid losses in our reinsurance segment increased from $55.2 million for the year ended December 31, 2004 to $131.1 million for the year ended December 31, 2005, reflecting payment of catastrophe losses as well as the growth and maturity of this segment.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended
	December 31,
	2005	2004
	($ in millions)

Net reserves for losses and loss expenses, January 1	$354.1	$152.6
Incurred related to:
Current year non-catastrophe	275.2	192.9
Current year property catastrophe	231.6	81.6
Prior year non-catastrophe	(17.0)	(17.8)
Prior year property catastrophe	13.5	—

Total incurred	$503.3	$256.7
Paid related to:
Current year non-catastrophe	2.1	0.4
Current year property catastrophe	47.6	24.9
Prior year non-catastrophe	40.3	29.9
Prior year property catastrophe	41.1	—

Total paid	$131.1	$55.2
Foreign exchange revaluation	—	—

Net reserve for losses and loss expenses, December 31	726.3	354.1
Losses and loss expenses recoverable	72.6	0.5

Reserve for losses and loss expenses, December 31	$798.9	$354.6

Acquisition costs.  Acquisition costs increased to $104.2 million for the year ended December 31, 2005 from $80.9 million for the year ended December 31, 2004 primarily as a result of the increase in gross premiums written. The acquisition cost ratio for 2005 was 22.5%, as compared to the acquisition ratio of 22.8% for 2004.

General and administrative expenses.  General and administrative expenses increased to $29.8 million for the year ended December 31, 2005 from $21.1 million for the year ended December 31, 2004. The $8.7 million increase in general and administrative expenses in 2005 reflected the increase in underwriting staff and the growth of the business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The fees charged to the reinsurance segment increased by $5.6 million due to the increase in gross premiums written. Letter of credit costs also increased with the increase in volume of business and property catastrophe loss reserves.

Reserves for Losses and Loss Expenses

Reserves for losses and loss expenses as of December 31, 2006, 2005 and 2004 were comprised of the following:

	Property			Casualty			Reinsurance			Total
	December 31,			December 31,			December 31,			December 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	($ in millions)

Case reserves	$562.2	$602.8	$224.5	$175.0	$77.6	$29.7	$198.0	$240.8	$67.7	$935.2	$921.2	$321.9
IBNR	330.1	456.0	364.8	1,698.8	1,470.1	1,063.5	672.9	558.1	286.9	2,701.8	2,484.2	1,715.2
Reserve for losses and loss expenses	892.3	1,058.8	589.3	1,873.8	1,547.7	1,093.2	870.9	798.9	354.6	3,637.0	3,405.4	2,037.1
Reinsurance recoverables	(468.4)	(515.1)	(185.1)	(182.6)	(128.6)	(73.6)	(38.1)	(72.6)	(0.5)	(689.1)	(716.3)	(259.2)

Net reserve for losses and loss expenses	$423.9	$543.7	$404.2	$1,691.2	$1,419.1	$1,019.6	$832.8	$726.3	$354.1	$2,947.9	$2,689.1	$1,777.9

We participate in certain lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims on these lines are necessarily a valid means for estimating ultimate liabilities. We use statistical and actuarial methods to estimate ultimate expected losses and loss expenses. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on various factors including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. Ultimate losses and loss expenses may differ from our reserves, possibly by material amounts.

The following tables provide our ranges of loss and loss expense reserve estimates by business segment as of December 31, 2006:

	Reserve for Losses and Loss
	Expenses Gross of
	Reinsurance Recoverable(1)
	Carried	Low	High
	Reserves	Estimate	Estimate
	($ in millions)

Property	$892.3	$697.4	$1,055.0
Casualty	1,873.8	1,397.7	2,148.9
Reinsurance	870.9	584.4	985.9

	Reserve for Losses and Loss
	Expenses Net of
	Reinsurance Recoverable(1)
	Carried	Low	High
	Reserves	Estimate	Estimate
	($ in millions)

Property	$423.9	$314.4	$484.6
Casualty	1,691.2	1,255.0	1,955.1
Reinsurance	832.8	566.7	963.2

(1)	For statistical reasons, it is not appropriate to add together the ranges of each business segment in an effort to determine the low and high range around the consolidated loss reserves.

Our range for each business segment was determined by utilizing multiple actuarial loss reserving methods along with varying assumptions of reporting patterns and expected loss ratios by loss year. The various outcomes of these techniques were combined to determine a reasonable range of required loss and loss expense reserves. For our reinsurance segment, our range for the loss and loss expense reserves has widened during 2006 as the casualty component of this segment’s loss and loss expense reserves has increased relative to the property component. This change was primarily caused by two factors: (1) the payment of hurricane losses, which reduced the reserve related to property reinsurance; and (2) the growth of earned premium in the casualty reinsurance lines of business during 2006. Casualty lines of business have wider ranges because there is the potential for significant variation in the development of loss reserves due to the long-tail nature of this business.

Our selection of the actual carried reserves has typically been above the midpoint of the range. We believe that we should be conservative in our reserving practices due to the lengthy reporting patterns and relatively large limits of net liability for any one risk of our direct excess casualty business and of our casualty reinsurance business. Thus, due to this uncertainty regarding estimates for reserve for losses and loss expenses, we have historically carried our consolidated reserve for losses and loss expenses, net of reinsurance recoverable, 4% to 11% above the midpoint of the low and high estimates for the consolidated net loss and loss expenses. These long-tail lines of business include our entire casualty segment, as well as the general casualty, professional liability, facultative casualty and the international casualty components of our reinsurance segment. We believe that relying on the more conservative actuarial indications for these lines of business is prudent for a relatively new company. For a discussion of loss and loss expense reserve estimate, refer to “— Critical Accounting Policies — Reserve for Losses and Loss Expenses”.

Ceded Reinsurance

For purposes of managing risk, we reinsure a portion of our exposures, paying reinsurers a part of premiums received on policies we write. Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $352.4 million, $338.3 million and $335.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the years ended December 31, 2006, 2005 and 2004:

	Gross Premiums Written and
	Premiums Ceded
	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Gross	$1,659.0	$1,560.3	$1,708.0
Ceded	(352.4)	(338.3)	(335.3)

Net	$1,306.6	$1,222.0	$1,372.7

Ceded as percentage of gross	21.2%	21.7%	19.6%

The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Premiums written ceded	352.4	338.3	335.3
Premiums earned ceded	332.4	344.2	312.7
Losses and loss expenses ceded	244.8	602.1	200.1
Acquisition costs ceded	61.6	66.9	59.1

For the year ended December 31, 2006, we had a net cash inflow relating to ceded reinsurance activities (premiums paid less losses recovered and net ceding commissions received) of approximately $36 million, compared to a net cash outflow of approximately $154 million and $221 million, respectively, for the years ended December 31, 2005 and 2004. The net cash inflow in 2006 primarily resulted from the recovery of losses paid related to the 2004 and 2005 windstorms.

Our reinsurance ceded strategies have remained relatively consistent since 2003. We believe we have been successful in obtaining reinsurance protection, and our purchase of reinsurance has allowed us to form strong trading relationships with reinsurers. However, it is not certain that we will be able to obtain adequate protection at cost effective levels in the future. We therefore may not be able to successfully mitigate risk through reinsurance arrangements. Further, we are subject to credit risk with respect to our reinsurers because the ceding of risk to reinsurers does not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance arrangements or the failure of existing reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.

The following is a summary of our ceded reinsurance program by segment:

•	Our property segment has purchased quota share reinsurance almost from inception. During this time, we have ceded from 35% to 55% of up to $10 million of each applicable general property policy limit, and we have ceded from 58.5% to 66% of up to $20 million of each applicable energy policy limit. We also purchase reinsurance to provide protection for specified catastrophes insured by our property segment. The limits for catastrophe protection have decreased from 2003 to 2006 as a result of reducing our exposures in catastrophe-exposed areas. Our property per risk reinsurance treaties did not cover property premiums written under the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Our property reinsurance treaties do cover property premiums written by our U.S. underwriters since 2005. We have also purchased a limited amount of facultative reinsurance for general property and energy policies.

•	Our casualty segment has purchased variable quota share reinsurance for general casualty business since December 2002. Typically we ceded about 10% to 12% of policies with limits less than or equal to $25 million (or its currency equivalent) and for policies greater than $25 million, about 85% to 95% of up to $25 million of a variable quota share determined by the amount of the policy limit in excess of $25 million divided by the policy limit. We have also purchased a limited amount of facultative reinsurance to lessen volatility in our professional liability book of business and for U.S. general casualty business which is not subject to the treaty.

•	We have purchased a limited amount of retrocession coverage for our reinsurance segment.

The following table illustrates our reinsurance recoverable as of December 31, 2006 and 2005:

	Reinsurance Recoverable
	As of December 31,
	2006	2005
	($ in millions)

Ceded case reserves	$303.9	$256.4
Ceded IBNR reserves	385.2	459.9

Reinsurance recoverable	$689.1	$716.3

We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than “A−”. Approximately 95% of ceded case reserves as of December 31, 2006 were recoverable from reinsurers who had an A.M. Best rating of “A−” or higher.

Liquidity and Capital Resources

General

As of December 31, 2006, our shareholders’ equity was $2,220.1 million, a 56.3% increase compared to $1,420.3 million as of December 31, 2005. The increase was a result of net income for the year ended December 31, 2006 of $442.8 million, net proceeds from our IPO of approximately $316 million, including net proceeds from the exercise in full by the underwriters of their over-allotment option, and an unrealized net increase of $32.0 million in the market value of our investments, net of deferred taxes, recorded in equity. The increase in the net unrealized gain on our investments was primarily the result of other than temporary write-downs due solely to changes in interest rates which decreased the gross unrealized loss on our portfolio. This write-down of $23.9 million is included in net realized investment losses in the statement of operations.

Allied World Assurance Company Holdings, Ltd (referred to below as Holdings) is a holding company and transacts no business of its own. Cash flows to Holdings may comprise dividends, advances and loans from its subsidiary companies.

Restrictions and Specific Requirements

The jurisdictions in which our insurance subsidiaries are licensed to write business impose regulations requiring companies to maintain or meet various defined statutory ratios, including solvency and liquidity requirements. Some jurisdictions also place restrictions on the declaration and payment of dividends and other distributions. The payment of dividends from Holdings’ Bermuda domiciled insurance subsidiary is, under certain circumstances, limited under Bermuda law, which requires this Bermuda subsidiary of Holdings to maintain certain measures of solvency and liquidity. Holdings’ U.S. domiciled insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends. The inability of the subsidiaries of Holdings to pay dividends and other permitted distributions could have a material adverse effect on its cash requirements and ability to make principal, interest and dividend payments on its senior notes and common shares. As of December 31, 2006, 2005 and 2004, the total combined minimum capital and surplus required to be held by our subsidiaries and thereby restricting the distribution of dividends was approximately $1,869.3 million, $1,385.2 million and $1,503.7 million, respectively, and, at these same dates, our subsidiaries held a total combined capital and surplus of approximately $2,505.8 million, $1,850.0 million and $2,038.1 million, respectively.

Holdings’ insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd, is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company.

At this time, Allied World Assurance Company, Ltd uses trust accounts primarily to meet security requirements for inter-company and certain related-party reinsurance transactions. We also have cash and cash equivalents and investments on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. As of December 31, 2006, total trust account deposits were $697.1 million compared to $683.7 million as of December 31, 2005. In addition, Allied World Assurance Company, Ltd currently has access to up to $1 billion in letters of credit under secured letter of credit facilities with Citibank Europe plc. and Barclays Bank, PLC. These facilities are used to provide security to reinsureds and are collateralized by us, at least to the extent of letters of credit outstanding at any given time. As of December 31, 2006 and 2005, there were outstanding letters of credit totaling $832.3 million and $740.7 million, respectively, under the two facilities. Collateral committed to support the letter of credit facilities was $993.9 million as of December 31, 2006, compared to $852.1 million as of December 31, 2005.

Security arrangements with ceding insurers may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Both of our letter of credit facilities are fully collateralized by assets held in custodial accounts at Mellon Bank held for the benefit of Barclays Bank, PLC and Citibank Europe plc. Although the investment income derived from our assets while held in trust accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities or the investment regulations of the state or territory of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. The restrictions may result in lower investment yields on these assets, which may adversely affect our profitability.

In January 2005, we initiated a securities lending program whereby the securities we own that are included in fixed maturity investments available for sale are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. We maintain control over the securities we lend and can recall them at any time for any reason. We receive amounts equal to all interest and dividends associated with the loaned securities and receive a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and may not decrease below 100% of the market value of the loaned securities before additional collateral is required. We had $298.3 million and $449.0 in securities on loan as of December 31, 2006 and 2005, respectively, with collateral held against such loaned securities amounting to $304.7 million and $456.8 million, respectively.

For our investment in the Goldman Sachs Multi-Strategy Portfolio VI, Ltd (the “Portfolio VI Fund”), there is no specific notice period required for liquidity, however, such liquidity is dependent upon any lock-up periods of the underlying funds’ investments. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. As of December 31, 2006 and 2005, none and 4.3% of the fund’s assets with a fair value of $69.0 million and $54.6 million, respectively, were invested in underlying funds with a lock-up period of greater than one year.

We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies or from assets committed in trust accounts or to collateralize the letter of credit facilities or by our securities lending program will not have a material impact on our ability to carry out our normal business activities, including interest and dividend payments on our senior notes and common shares.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts net of commissions, investment income, net proceeds from the issuance of common shares and senior notes, proceeds from the term loan and proceeds from sales and redemption of investments. Cash is used primarily to pay losses and loss expenses, purchase reinsurance, pay general and administrative expenses and taxes, pay dividends, with the remainder made available to our investment manager for investment in accordance with our investment policy.

Cash flows from operations for the year ended December 31, 2006 were $791.6 million compared to $732.8 million for the year ended December 31, 2005. Although net loss payments made in the year ended December 31, 2006 increased to approximately $482.7 million from $430.1 million for the year ended December 31, 2005, the resulting reduction in cash flows from operations was largely offset by increased investment income received. Cash flows from operations for the year ended December 31, 2005 were $338.5 million less than the $1,071.2 million for the year ended December 31, 2004, mainly as a result of an increases in losses paid for catastrophe claims. There was also a decline in net premium volume for 2005 compared to 2004.

Investing cash flows consist primarily of proceeds on the sale of investments and payments for investments acquired. We used $900.0 million in net cash for investing activities during the year ended December 31, 2006 compared to $749.8 million during the year ended December 31, 2005. Net cash used in investing activities increased in 2006 primarily as a result of the investment of $215.0 million of the net proceeds from our IPO and senior notes issuance. The remainder of the net proceeds, after repayment of our long term debt, was invested in short-term securities, which are included in cash and cash equivalents. We also spent approximately $25.5 million on information technology development and furniture and fixtures for our new corporate headquarters in Bermuda. We used approximately $197.1 million less in net cash for investing activities in the year ended December 31, 2005 compared to the year ended December 31, 2004. This decrease reflected the lower level of cash from operations available for investment.

Financing cash flows during the year ended December 31, 2005 consisted of proceeds from borrowing $500.0 million through a term loan. The proceeds were used to pay a one-time, special cash dividend of $499.8 million. During the year ended December 31, 2006, we completed our IPO, including the exercise in full by the underwriters of their over-allotment option, and a senior notes offering (which is described in this prospectus), which resulted in gross proceeds received of $344.1 million and $498.5 million, respectively. To date, we have paid issuance costs of approximately $31.5 million in association with these offerings. We utilized $500.0 million of the net funds received to repay our term loan. On December 21, 2006, we paid a quarterly dividend of $0.15 per common share, or approximately $9.0 million.

Over the next two years, we expect to pay approximately $195 million in claims related to Hurricanes Katrina, Rita and Wilma and approximately $25 million in claims relating to the 2004 hurricanes and typhoons, net of reinsurance recoverable. We anticipate that, through the end of 2007, additional expenditures of approximately $5 million will be required for information technology infrastructure and systems enhancements. In addition, we expect approximately $5 million will be required for leasehold improvements and furniture and fixtures for our newly rented premises in Bermuda, which are expected to be paid within the next year. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business. Our funds are primarily invested in liquid high-grade fixed income securities. As of December 31, 2006, including a high-yield bond fund, 99% of our fixed income portfolio consisted of investment grade securities compared to 98% as of December 31, 2005. As of December 31, 2006, net accumulated unrealized gains, net of income taxes, were $6.5 million compared to net accumulated unrealized losses, net of income taxes, of $25.5 million as of December 31, 2005. This change reflected both movements in interest rates and the recognition of approximately $23.9 million of realized losses on securities that were considered to be impaired on an other than temporary basis because of the change in interest rates. The maturity distribution of our fixed income portfolio (on a market value basis) as of December 31, 2006 and December 31, 2005 was as follows:

	December 31,	December 31,
	2006	2005
	($ in millions)

Due in one year or less	$146.6	$381.5
Due after one year through five years	2,461.6	2,716.0
Due after five years through ten years	335.3	228.6
Due after ten years	172.0	2.1
Mortgage-backed	1,823.9	846.1
Asset-backed	238.4	216.2

Total	$5,177.8	$4,390.5

We do not believe that inflation has had a material effect on our consolidated results of operations. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Financial Strength Ratings

Financial strength ratings and senior unsecured debt ratings represent the opinions of rating agencies on our capacity to meet our obligations. See the glossary beginning on page G-1 for an explanation of the ratings. Some of our reinsurance treaties contain special funding and termination clauses that are triggered in the event that we or one of our subsidiaries is downgraded by one of the major rating agencies to levels specified in the treaties, or our capital is significantly reduced. If such an event were to happen, we would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be cancelled retroactively or commuted by the cedant and might affect our ability to write business.

The following were our financial strength ratings as of February 28, 2007:

A.M. Best	A/stable
Moody’s	A2/stable*
S&P	A−/stable

*	Moody’s financial strength ratings are for the company’s Bermuda and U.S. insurance subsidiaries.

As of February 28, 2007, our $500 million aggregate principal amount of senior notes (which are described in this prospectus) had the following senior unsecured debt ratings:

A.M. Best	bbb/stable
Moody’s	Baa1/stable
S&P	BBB/stable

The ratings are neither an evaluation directed to investors in our notes nor a recommendation to buy, sell or hold our notes.

Long-Term Debt

On March 30, 2005, we borrowed $500.0 million under a credit agreement, dated as of that date, by and among the company, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent, and a syndicate of other banks. The loan carried a floating rate of interest, which was based on the Federal Funds Rate, prime rate or LIBOR plus an applicable margin, and had a final maturity on March 30, 2012. On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of the floating rate borrowing. These swaps were terminated with an effective date of June 30, 2006, resulting in cash proceeds of approximately $5.9 million. As of July 26, 2006, this debt was fully repaid using a portion of the net proceeds from both our IPO, including the exercise in full by the underwriters of their over-allotment option, and our senior notes offering (which is described in this prospectus).

On July 21, 2006, we issued $500.0 aggregate principal amount of 7.50% senior notes due August 1, 2016, with interest payable August 1 and February 1 each year, commencing February 1, 2007. See “Description of the Notes” for a description of the terms and conditions of our senior notes.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations by time period remaining to due date as of December 31, 2006:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	($ in millions)

Contractual Obligations
Senior notes (including interest)	$875.5	$38.0	$75.0	$75.0	$687.5
Operating lease obligations	98.4	8.0	15.3	14.7	60.4
Gross reserve for losses and loss expenses	3,637.0	1,189.3	943.6	352.0	1,152.1

Total	$4,610.9	$1,235.3	$1,033.9	$441.7	$1,900.0

The amounts included for reserve for losses and loss expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims as of December 31, 2006 and do not take reinsurance recoverables into account. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, refer to “— Critical Accounting Policies — Reserve for Losses and Loss Expenses”. Due to the inherent uncertainty in the process of estimating the timing of these payments, there is a risk that the amounts paid in any period will differ significantly from those disclosed. Total estimated obligations will be funded by existing cash and investments.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and currency risk.

The fixed income securities in our investment portfolio are subject to interest rate risk. Any change in interest rates has a direct effect on the market values of fixed income securities. As interest rates rise, the market values fall, and vice versa. We estimate that an immediate adverse parallel shift in the U.S. Treasury yield curve of 200 basis points would cause an aggregate decrease in the market value of our investment portfolio (excluding cash and cash equivalents) of approximately $310.0 million, or 5.7%, on our portfolio valued at approximately $5.4 billion as of December 31, 2006, as set forth in the following table:

	Interest Rate Shift in Basis Points
	−200	−100	−50	−0	+50	+100	+200
	($ in millions)

Total market value	$5,754.5	$5,597.4	$5,518.6	$5,440.3	$5,362.6	$5,285.3	$5,130.3
Market value change from base	314.2	157.1	78.3	0	(77.7)	(155.0)	(310.0)
Change in unrealized appreciation	314.2	157.1	78.3	0	(77.7)	(155.0)	(310.0)

As a holder of fixed income securities, we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the assets held are well diversified and are primarily high-quality securities. As of December 31, 2006, approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. We were not exposed to any significant concentrations of credit risk.

As of December 31, 2006, we held $1,823.9 million, or 30.6%, of our aggregate invested assets in mortgage-backed securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date to refinance at a lower interest rate cost. Given the proportion that these securities comprise of the overall portfolio, and the current interest rate environment, prepayment risk is not considered significant at this time.

As of December 31, 2006, we have invested $200 million in four hedge funds, the market value of which was $229.5 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by the managers of the funds. The funds’ objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments.

The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar, primarily Euro, British Sterling and the Canadian dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates.

As of December 31, 2006, 1.6% of our aggregate invested assets were denominated in currencies other than the U.S. dollar compared to 1.7% as of December 31, 2005. For both the years ended December 31, 2006 and 2005, approximately 15% of our business written was denominated in currencies other than the U.S. dollar. With the increasing exposure from our expansion in Europe, we developed a hedging strategy during 2004 in order to minimize the potential loss of value caused by currency fluctuations. Thus, a hedging program was implemented in the second quarter of 2004 using foreign currency forward contract derivatives that expire in 90 days.

Our foreign exchange (losses) gains for the years ended December 31, 2006, 2005 and 2004 are set forth in the chart below.

	Year Ended December 31,
	2006	2005	2004
	($ in millions)

Realized exchange gains (losses)	$1.4	$(0.2)	$1.6
Unrealized exchange (losses)	(2.0)	(2.0)	(1.3)

Foreign exchange (losses) gains	$(0.6)	$(2.2)	$0.3

INDUSTRY BACKGROUND

Cyclicality of the Industry

Historically, insurers and reinsurers have experienced significant fluctuations in claims experience and operating costs due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus. The level of industry surplus, in turn, may fluctuate in response to loss experience and reserve development as well as changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense competition on price and policy terms due to excess underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions.

During periods of excess underwriting capacity, competition generally results in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. During periods of diminished underwriting capacity, industry-wide pricing and policy terms and conditions become more favorable for insurers and reinsurers. Underwriting capacity, as defined by the capital of participants in the industry as well as the willingness of investors to make further capital available, is affected by a number of factors, including:

•	loss experience for the industry in general, and for specific lines of business or risks in particular,

•	natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires and acts of terrorism,

•	trends in the amounts of settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance,

•	a growing trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the insurance business,

•	development of reserves for mass tort liability, professional liability and other long-tail lines of business, and

•	investment results, including realized and unrealized gains and losses on investment portfolios and annual investment yields.

Industry Background

For several years prior to 2000, the property and casualty market faced increasing excess capital capacity, producing year-over-year rate decreases and coverage increases. Beginning in 2001, adverse reserve development primarily related to asbestos liability, under-reserving, unfavorable investment returns and losses from the World Trade Center tragedy significantly reduced the industry’s capital base. A number of traditional insurance and reinsurance competitors exited certain lines of business. In addition, the low interest rate environment of recent years reduced the investment returns of insurers and reinsurers, underscoring the importance of generating underwriting profits.

The events of September 11, 2001 altered the insurance and reinsurance market landscape dramatically. The losses represented one of the largest insurance losses in history, with insurance payments for losses estimated by A.M. Best ranging from $36 billion to $54 billion. Prior to the World Trade Center tragedy, the largest insured catastrophic event was Hurricane Andrew, with approximately $20 billion of losses.

Following September 11, 2001, premium levels for many insurance products increased and terms and conditions improved. As a result of the increase in premium levels and the improvements in terms and conditions, the supply of insurance and reinsurance has increased over the years since 2001. This, in turn, caused premium levels to decrease or rise more slowly in some cases.

The Bermuda Insurance Market

Over the past 15 years, Bermuda has become one of the world’s leading insurance and reinsurance markets. Bermuda’s regulatory and tax environment, which minimizes governmental involvement for those companies that meet specified solvency and liquidity requirements, creates an attractive platform for insurance and reinsurance companies and permits these companies to commence operations quickly and to expand as business warrants.

Bermuda’s position in the insurance and reinsurance markets solidified after the events of September 11, 2001, as approximately $14 billion of new capital was invested in the insurance and reinsurance sector in Bermuda through December 31, 2004, representing approximately 50% of the new capital raised by insurance and reinsurance companies globally during that time period. A significant portion of the capital invested in Bermuda was used to fund Bermuda-based start-up insurance and reinsurance companies, including our company.

Most Bermuda-domiciled insurance and reinsurance companies have pursued business diversification and international expansion. Although most of these companies were established as monoline specialist underwriters, in order to achieve long-term growth and better risk exposure, most of them have diversified their operations, either across property and liability lines, into new international markets, or through a combination of both of these methods.

There are a number of other factors that have made Bermuda the venue of choice for us and other new property and casualty companies over the last several years, including:

•	a well-developed hub for insurance services,

•	excellent professional and other business services,

•	a well-developed brokerage market offering worldwide risks to Bermuda-based insurance and reinsurance companies,

•	political and economic stability, and

•	ease of access to global insurance markets.

One effect of the considerable expansion of the Bermuda insurance market is a great, and growing, demand for the limited number of trained underwriting and professional staff in Bermuda. Many companies have addressed this issue by importing appropriately trained employees into Bermuda. While we and other established companies have been able to secure adequate staffing, the increasing constraints in this area may create a barrier for new companies seeking to enter the Bermuda insurance market.

BUSINESS

Our Company

Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2006, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 28.0%, 37.5% and 34.5%, respectively, of our total gross premiums written of $1,659.0 million.

Since our formation in November 2001, we have focused on the direct insurance markets. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred, and as a result, ultimately our profitability. Our total net income for the year ended December 31, 2006 was approximately $442.8 million. We currently have approximately 280 full-time employees worldwide.

We believe our financial strength represents a significant competitive advantage in attracting and retaining clients in current and future underwriting cycles. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other insurance subsidiaries currently have an “A” (Excellent; 3rd of 16 categories) financial strength rating from A.M. Best and an “A−” (Strong; 7th of 21 Categories) financial strength rating from S&P. Our insurance subsidiaries Allied World Assurance Company, Ltd, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company currently have an “A2” (Good; 6th out of 21 categories) financial strength rating from Moody’s. As of December 31, 2006, we had $7,620.6 million of total assets and $2,220.1 million of shareholders’ equity.

Our Business Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns.

•	Property Segment. Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages. This type of coverage is usually not written in one contract; rather, the total amount of protection is split into layers and separate contracts are written with separate consecutive limits that aggregate to the total amount of coverage required by the insured. We focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. We believe that there is generally less pricing competition in these layers which allows us to retain greater control over our pricing and terms. These risks also carry higher premium rates and require specialized underwriting skills. Additionally, participation in the primary insurance layers, rather than the excess layers, helps us to better define and manage our property catastrophe exposure. Our current average net risk exposure (net of reinsurance) is approximately between $3 to $5 million per individual risk. The property segment generated $463.9 million of gross premiums written in 2006, representing 28.0% of our total gross premiums written and 42.7% of our total direct insurance gross premiums written. For the same period, the property segment generated $51.7 million of underwriting income. In 2006, our property segment had a loss ratio of 60.3% and a combined ratio of 72.9%.

•	Casualty Segment. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. This segment generated $622.4 million of gross premiums written in 2006, representing 37.5% of our total gross premiums written and 57.3% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $119.3 million of underwriting income and had a loss ratio of 62.1% and a combined ratio of 77.7%.

•	Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and facultative basis, targeting several niche reinsurance markets including professional liability lines, specialty casualty, property for U.S. regional insurers, and accident and health, and to a lesser extent marine and aviation lines. Pricing in the reinsurance market tends to be more cyclical than in the direct insurance market. As a result, we seek to increase or decrease our presence in this marketplace based on market conditions. For example, we increased our reinsurance business in 2005 due to favorable market conditions. The reinsurance segment generated $572.7 million of gross premiums written in 2006, representing 34.5% of our total gross premiums written. For the same period, the reinsurance segment generated $94.2 million of underwriting income. Of our total reinsurance premiums written in 2006, $432.0 million, representing 75.4%, were related to specialty and casualty lines, and $140.7 million, representing 24.6%, were related to property lines. In 2006, our reinsurance segment had a loss ratio of 55.5% and a combined ratio of 82.1%.

Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. The “loss and loss expense ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Our Operations

We operate in three geographic markets: Bermuda, Europe and the United States.

Our Bermuda insurance operations focus primarily on underwriting risks for U.S.-domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy. We believe that organizing our operating procedures in this way allows us to maintain consistency in our underwriting standards and strategy globally, while minimizing internal competition and redundant marketing efforts. Our Bermuda operations accounted for $1,208.1 million, or 72.8%, of total gross premiums written in 2006.

Our European operations focus predominantly on direct property and casualty insurance for large European and international accounts. These operations are an important part of our growth strategy, providing $278.5 million, or 16.8%, of total gross premiums written in 2006. We began operations in Europe in September 2002 when we incorporated a subsidiary insurance company in Ireland. In July 2003, we incorporated a subsidiary reinsurance company in Ireland, which allowed us to provide reinsurance to European primary insurers in their markets. In August 2004, our Irish reinsurance subsidiary received authorization from the U.K. Financial Services Authority to conduct reinsurance business from a branch office in London. This development has allowed us to provide greater coverage to the European market and has assisted us in gaining visibility and acceptance in other European markets through direct contact with regional brokers. We expect to capitalize on opportunities in European countries where terms and conditions are attractive, and where we can develop a strong local underwriting presence.

Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. We have begun to add admitted capability to our U.S. platform. The excess and surplus lines segment is a segment of the insurance market that allows consumers to buy property and casualty insurance through non-admitted carriers. Risks placed in the excess and surplus lines segment are often insurance programs that cannot be filled in the conventional insurance markets due to a shortage of state-regulated insurance capacity. This market operates with considerable freedom regarding insurance rate and form regulations, enabling us to utilize our underwriting expertise to develop customized insurance solutions for our middle-market clients. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance needs. Our U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance. We opened our first office in the United States in Boston in July 2002 and wrote business primarily through subsidiaries of AIG until late 2004. We expanded our own U.S. operations by opening an office in New York in June 2004, in San Francisco in October 2005 and in Chicago in November 2005. In 2006, we continued to expand our U.S. distribution base, acquiring more office space in New York and moving into new, larger office space in Boston. Our U.S. operations accounted for $172.4 million, or 10.4%, of our total gross premiums written in 2006.

History

We were formed in November 2001 by a group of investors, including AIG, Chubb, the Goldman Sachs Funds and the Securitas Capital Fund, to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. A number of other insurance and reinsurance companies were also formed in 2001 and shortly thereafter, primarily in Bermuda, in response to these conditions. These conditions created a disparity between coverage sought by insureds and the coverage offered by direct insurers. Our original business model focused on primary property layers and low excess casualty layers, the same risks on which we currently focus, enabling us to provide coverage to insureds who faced capacity shortages or significant gaps between their desired retentions and the excess coverage available to them.

Market Opportunity

On August 29, 2005, Hurricane Katrina struck Louisiana, Mississippi, Alabama and surrounding areas. Hurricane Katrina is widely expected to be the costliest natural disaster in the history of the insurance industry. On September 24, 2005, Hurricane Rita struck Texas and Louisiana. Subsequently, during the latter part of October 2005, Hurricane Wilma hit Florida and the Yucatan Peninsula of Mexico. During 2006, market conditions for property catastrophe exposed lines of business improved substantially as a result of the recent windstorms. We have taken advantage of selected opportunities in our property segment. We are continuing to see modest declines in casualty insurance pricing but are taking advantage of opportunities where pricing, terms and conditions still meet our targets.

Competitive Strengths

We believe our competitive strengths have enabled us, and will continue to enable us, to capitalize on market opportunities. These strengths include the following:

•	Strong Underwriting Expertise Across Multiple Business Lines and Geographies. We have strong underwriting franchises offering specialty coverages in both the direct property and casualty markets as well as the reinsurance market. Our underwriting strengths allow us to assess and price complex risks and direct our efforts to the risk layers within each account that provide the highest potential return for the risk assumed. Further, our underwriters have significant experience in the geographic markets in which we do business. As a result, we are able to opportunistically grow our business in those segments of the market that are producing the most attractive returns and do not rely on any one segment for a disproportionately large portion of our business. We believe that maintaining diversification in our areas of underwriting expertise, products and geography enhances our ability to target business lines with the highest returns under specific market conditions, while diversifying our business and reducing our earnings volatility.

•	Established Direct Casualty Business. We have developed substantial underwriting expertise in multiple specialty casualty niches, including excess casualty, professional liability and healthcare liability. Our direct casualty insurance business accounted for 57.3% of our total direct insurance gross premiums written in 2006. We believe that our underwriting expertise, established presence on existing insurance programs and ability to write substantial participations give us a significant advantage over our competition in the casualty marketplace. Furthermore, given the relatively long-tailed nature of casualty lines, we expect to hold the premium payments from this line as invested assets for a relatively longer period of time and thereby generate additional net investment income.

•	Leading Direct Property Insurer in Bermuda. We believe we have developed one of the largest direct property insurance businesses in Bermuda as measured by gross premiums written. We continue to diversify our property book of business, serving clients in various industries, including retail chains, real estate, light manufacturing, communications and hotels. We also insure energy-related risks, such as oil, gas, petrochemical, mining, power generation and heavy manufacturing facilities.

•	Strong Franchise in Niche Reinsurance Markets. We have established a reputation for skilled underwriting in various niche reinsurance markets in the United States and Bermuda, including specialty casualty for small to middle-market commercial risks; liability for directors, officers and professionals; commercial property risks in regional markets; and the excess and surplus lines market for manufacturing, energy and construction risks. In particular, we have developed a niche capability in providing reinsurance capacity to regional specialty carriers. Additionally, we believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. Our reinsurance business complements our direct casualty and property lines and Fortune 1000 client base.

•	Financial Strength. As of December 31, 2006, we had shareholders’ equity of $2,220.1 million, total assets of $7,620.6 million and an investment portfolio with a fair market value of $5,440.3 million, consisting primarily of fixed-income securities with an average rating of AA by S&P and Aa2 by Moody’s. Approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consist of investment grade securities. Our insurance subsidiaries currently have an “A” (Excellent) financial strength rating from A.M. Best and an “A−” (Strong) financial strength rating from S&P. Moody’s has assigned an “A2” (Good) financial strength rating to certain of our insurance subsidiaries.

•	Low-Cost Operating Model. We believe that our operating platform is one of the most efficient among our competitors due to our significantly lower expense ratio as compared to most of our peers. We closely monitor our general and administrative expenses and maintain a flat, streamlined management structure. We also outsource certain portions of our operations, such as investment management, to third-party providers to enhance our efficiency. For the year ended December 31, 2006, our expense ratio was 19.8%, compared to an average of 26.3% for U.S. publicly-traded, Bermuda-based insurers and reinsurers.

•	Experienced Management Team. The six members of our executive management team have an average of approximately 23 years of insurance industry experience. Our management team has extensive background in operating large insurance and reinsurance businesses successfully over multiple insurance underwriting cycles. Most members of our management team are former executives of subsidiaries of AIG, one of our principal shareholders.

Business Strategy

Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders by being a leader in direct property and casualty insurance and reinsurance. We intend to achieve this objective through internal growth, opportunistic capital raising events, and by executing the following strategies:

•	Leverage Our Diversified Underwriting Franchises. Our business is diversified by both product line and geography. We underwrite a broad array of property, casualty and reinsurance risks from our operations in Bermuda, Europe and the United States. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions.

•	Expand Our Distribution and Our Access to Markets in the United States. We have made substantial investments to expand our U.S. business and expect this business to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market.

In 2004, we made the decision to develop our own U.S. distribution platform which we began to utilize in the middle of 2004. Previously, we had distributed our products in the United States primarily through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. We have successfully expanded our operations to several strategic U.S. cities. We initially established our U.S. operations with an office in Boston in July 2002 and increased our presence by opening an office in New York in June 2004. In October 2005, we opened an office in San Francisco, and in November 2005, we opened an office in Chicago. For each of these U.S. offices, we have hired experienced underwriters to drive our strategy and growth.

•	Grow Our European Business. We intend to grow our European business, with particular emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on direct property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks. In June 2004, our reinsurance department began underwriting international accident and health business. In August 2004, our reinsurance subsidiary in Ireland received regulatory approval from the U.K. Financial Services Authority for our branch office in London. Such approval provides us with access to the London wholesale market, which allows us to underwrite property risks, including energy, oil and gas, and casualty risks.

•	Continue Disciplined, Targeted Underwriting of Property Risks. We have profited from the increase in property rates for various catastrophe-exposed insurance risks following the

2005 hurricane season. Given our extensive underwriting expertise and strong market presence, we believe we choose the markets and layers that generate the largest potential for profit for the amount of risk assumed. Maintaining our underwriting discipline will be critical to our continued profitability in the property business as market conditions change over the underwriting cycle.

•	Further Reduce Earnings Volatility by Actively Monitoring Our Property Catastrophe Exposure. We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. This discipline has substantially reduced our historical loss experience and our exposure. Following Hurricanes Katrina, Rita and Wilma, we have further enhanced our catastrophe management approach. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have introduced a strategy based on gross exposed policy limits in critical earthquake and hurricane zones. Our gross exposed policy limits approach focuses on exposures in catastrophe-prone geographic zones and expands our previous analysis, taking into consideration flood severity, demand surge and business interruption exposures for each critical area. We have also redefined our critical earthquake and hurricane zones globally. We believe that using this approach will mitigate the likelihood that a single property catastrophic loss will exceed 10% of our total capital for a “one-in-250-year” event, after all applicable reinsurance.

•	Expand Our Casualty Business with a Continued Focus on Specialty Lines. We believe we have established a leading excess casualty business. We will continue to target the risk needs of Fortune 1000 companies through our operations in Bermuda, large international accounts through our operations in Europe and middle-market and non-Fortune 1000 companies through our operations in the United States. In the past five years, we have established ourselves as a major writer of excess casualty, professional liability and healthcare liability business. We will continue to focus on niche opportunities within these business lines and diversify our product portfolio as new opportunities emerge. We believe our focus on specialty casualty lines makes us less dependent on the property underwriting cycle.

•	Continue to Opportunistically Underwrite Diversified Reinsurance Risks. As part of our reinsurance segment, we target certain niche reinsurance markets, including professional liability, specialty casualty, property for U.S. regional carriers, and accident and health because we believe we understand the risks and opportunities in these markets. We will continue to seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to be approximately 30% to 35% of our total annual gross premiums written. We strive to maintain a well managed reinsurance portfolio, balanced by line of business, ceding source, geography and contract configuration. Our primary customer focus is on highly-rated carriers with proven underwriting skills and dependable operating models.

There are many potential obstacles to the implementation of our proposed business strategies, including risks related to operating as an insurance and reinsurance company. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Our Operating Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns. The gross premiums written in each segment for the years ended December 31, 2006 and December 31, 2005 were as follows:

	Year Ended		Year Ended
	December 31, 2006		December 31, 2005
	Gross Premiums Written		Gross Premiums Written
	$ (In millions)	% of Total	$ (In millions)	% of Total

Operating Segments
Property	$463.9	28.0%	$412.9	26.5%
Casualty	622.4	37.5%	633.0	40.6%
Reinsurance	572.7	34.5%	514.4	32.9%

Total	$1,659.0	100.0%	$1,560.3	100.0%

Property Segment

General

The dramatic increase in the frequency and severity of natural disasters over the last few years has created many challenges for property insurers globally. Powerful hurricanes have struck the U.S. Gulf Coast and Florida, causing catastrophic damage to commercial and residential properties. Typhoons and tsunamis have devastated parts of Asia and intense storms have produced serious wind and flood damage in Europe. Moreover, many scientists are predicting that the extreme weather of the last few years will continue for the immediate future. Some experts have attributed the recent high incidence of hurricanes in the Gulf of Mexico and the Caribbean to a permanent change in weather patterns resulting from rising ocean temperature in the region. Finally, the threat of earthquakes and terrorist attacks, which could also produce significant property damage, is always present. During 2006, the level of catastrophic events was benign as compared to the past several years due to the relatively low instances of natural disasters.

Although our direct property results have been adversely affected by the catastrophic storms of 2004 and 2005, we believe we have been impacted less than many of our peers for the following reasons:

•	we specialize in commercial risks and therefore have little residential exposure;

•	we concentrate our efforts on primary risk layers of insurance (as opposed to excess layers) and offer meaningful but limited capacity in these layers. When we write primary risk layers of insurance it means that we are typically part of the first group of insurers that covers a loss up to a specified limit. When we write excess risk layers of insurance it means that we are insuring the second and/or subsequent layers of a policy above the primary layer. Our current average net risk exposure is approximately between $3 million to $5 million per individual risk;

•	we purchase catastrophe cover reinsurance to reduce our ultimate exposure;

•	our underwriters emphasize careful risk selection by evaluating an insured’s risk management practices, loss history and the adequacy of their retention; and

•	we monitor our geographical diversification to limit any concentration of exposures.

The frequency and severity of natural disasters in 2004 and 2005 caused an increase in prices for various catastrophe-exposed risks in the global property market. Where appropriate, we have sought to opportunistically capitalize on these price increases when policy terms and conditions have met our targets.

We have a staff of 29 employees in our property segment, including 20 underwriters, most of whom joined us with significant prior experience in property insurance underwriting. Our underwriting staff is spread among our locations in Bermuda, Europe and the United States because we believe it is important to be physically present in the major insurance markets around the world.

Product Lines and Customer Base

Our property segment includes general property business and energy business. We offer general property products as well as energy-related products from our underwriting platforms in Bermuda, Europe and the United States. In Bermuda our concentration is on Fortune 1000 clients; in Europe it is on large European and international accounts; and in the United States it is on middle-market and U.S.-domiciled non-Fortune 1000 accounts.

Our general property underwriting includes the insurance of physical property and business interruption coverage for commercial property risks. Examples include retail chains, real estate, manufacturers, hotels and casinos, and municipalities. We write solely commercial coverages and focus on the insurance of primary risk layers. During the year ended December 31, 2006, our general property business accounted for 69.5%, or $322.4 million, of our total gross premiums written in the property segment.

Our energy underwriting emphasizes industry classes such as oil and gas, pulp and paper, petrochemical, chemical manufacturing and power generation, which includes utilities, mining, steel, aluminum and molten glass. As with our general property book, we concentrate on primary layers of the program attaching over significant retentions. Most of our energy business is onshore, which underperformed relative to our overall general property business during 2006. Accordingly, we are re-evaluating the limits we provide to insureds in an attempt to improve the performance of our energy business. During the year ended December 31, 2006, our energy business accounted for 30.5%, or $141.5 million, of our total property segment gross premiums written.

Casualty Segment

General

Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters also provide a variety of specialty insurance casualty products to large and complex organizations around the world.

We modify our product strategy as market conditions change and new opportunities emerge, developing new products or targeting new industry classes when appropriate, but also de-emphasizing others when appropriate. This flexibility allows us to concentrate on business where we expect to generate a significant rate of return.

Our casualty segment employs a staff of 78 employees, including 51 underwriters, with a capability to service clients in Bermuda, Europe and the United States.

Product Lines and Customer Base

Our coverages include general casualty products as well as professional liability and healthcare products. Our focus with respect to general casualty products is on complex risks in a variety of industries including manufacturing, energy, chemicals, transportation, real estate, consumer products, medical and healthcare products and construction. Our Bermuda operations focus primarily on Fortune 1000 clients; our European operations focus on large European and international accounts; and our U.S. operations focus on middle-market and U.S.-domiciled non-Fortune 1000 accounts. In order to diversify our European book, we recently began an initiative to attract more middle-market non-U.S. domiciled accounts produced in the London market. In the United States we often write business at lower attachment points than we do elsewhere given our concentration on smaller accounts. Because of this willingness to accept lower-attaching business in the United States, in the first quarter of 2006 we launched an initiative that allows us to provide products to fill gaps between the primary and excess layers of an insurance program. During the year ended December 31, 2006, our general casualty business accounted for 44.9%, or $279.5 million, of our total gross premiums written in the casualty segment.

In addition to general casualty products, we provide professional liability products such as directors and officers, employment practices, fiduciary and errors and omissions liability insurance. Consistent with our general casualty operations, our professional liability underwriters in Bermuda and Europe focus on larger companies while their counterparts in the United States pursue middle-market and non-Fortune 1000 accounts. Like our general casualty operations, our professional liability operations in the United States pursue lower attachment points than they do elsewhere. Because of this attachment point flexibility, we are currently developing several initiatives in the United States that will increase our product offerings in the areas of directors and officers coverage and general partnership liability coverage.

Globally, we offer a diverse mix of errors and omissions coverages for law firms, technology companies, financial institutions, insurance companies and brokers, media organizations and engineering and construction firms. During the year ended December 31, 2006, our professional liability business accounted for 45.1%, or $280.8 million, of our total gross premiums written in the casualty segment.

We also provide excess liability and other casualty coverages to the healthcare industry, including large hospital systems, managed care organizations and miscellaneous medical facilities including home care providers, specialized surgery and rehabilitation centers, and blood banks. Our healthcare operation is based in Bermuda and writes large U.S.-domiciled risks. In order to diversify our healthcare portfolio, we are currently establishing a U.S.-based platform that targets middle-market accounts. During the year ended December 31, 2006, our healthcare business accounted for 10.0%, or $62.1 million, of our total gross premiums written in the casualty segment.

Although our casualty accounts have diverse attachment points by line of business and the size of the account, our most common attachment points are between $10 million and $100 million.

Reinsurance Segment

General

Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and a facultative basis, targeting several niche markets including professional liability lines, specialty casualty, property for U.S. regional insurers, accident and health and to a lesser extent marine and aviation. We believe that this diversity in type of reinsurance and line of business enables us to alter our business strategy quickly, should we foresee changes to the exposure environment in any sector. Declining profit prospects for any single reinsurance business line may be offset by additional participations in other more favorable business lines. Overall, we strive to balance our reinsurance portfolio through the appropriate combination of business lines, ceding source, geography and contract configuration.

We employ a staff of 23 employees in our reinsurance segment. This includes 18 underwriters, many of whom are highly experienced, having joined the company from large, established organizations. Our underwriters determine appropriate pricing either by using pricing models built or approved by our actuarial staff or by relying on established pricing set by one of our pricing actuaries for a specific treaty. Pricing models are generally used for facultative reinsurance, property catastrophe reinsurance, property per risk reinsurance and workers’ compensation and personal accident catastrophe reinsurance. Other types of reinsurance rely on established pricing set by our actuaries. During the year ended December 31, 2006, our reinsurance segment generated gross premiums written of $572.7 million. On a written basis, our consolidated business mix is more heavily weighted to reinsurance during the first three months of the year. Our reinsurance segment operates solely from Bermuda and reinsures carriers domiciled principally in the United States.

Product Lines and Customer Base

Property, general casualty and professional liability treaty reinsurance is the principal source of revenue for this segment. The insurers we reinsure are primarily specialty carriers domiciled in the United States or the specialty divisions of standard lines carriers located there. In addition, we reinsure monoline companies and single-state writers, whether organized as mutual or stock insurers. We focus on niche programs and coverages, frequently sourced from excess and surplus lines insurers. We established an international treaty unit and began writing global accident and health accounts in 2003, which spread the segment’s exposure beyond the North American focus. We target a portfolio of well-rated companies that are highly knowledgeable in their product lines, have the financial resources to execute their business plans and are committed to underwriting discipline throughout the underwriting cycle.

Our property reinsurance treaties protect insurers who write residential, commercial and industrial accounts where the exposure to loss is chiefly North American. We emphasize monoline, per risk accounts, which are structured as either proportional or excess-of-loss protections. Reinsurers who write surplus lines and specialty business predominate in these lines of business. Where possible, coverage is provided on a “losses occurring” basis. The line size extended is currently limited to $12.5 million per contract or per program pertaining to property catastrophe accounts and $5 million per contract or per program for all other accounts. We selectively write ILWs with up to $20 million limits where we believe market opportunities justify the risks. During the year ended December 31, 2006, our property treaty business accounted for 15.5%, or $88.6 million, of our total gross premiums written in the reinsurance segment.

General casualty treaties cover working layer, intermediate layer and catastrophe exposures. We sell both proportional and excess-of-loss reinsurance. We principally underwrite general liability for books of commercial excess and umbrella policies of both admitted and non-admitted companies. We also write worker’s compensation catastrophe business. In addition, we underwrite accident and health business, emphasizing catastrophe personal accident programs. Capacity is generally limited to $10 million per contract or per program, but for the great majority of treaties a $5 million capacity is deployed. During the year ended December 31, 2006, our general casualty treaty business accounted for 24.7%, or $141.3 million, of our total gross premiums written in the reinsurance segment.

Professional liability treaties cover several products, primarily directors’ and officers’ liability, but also attorneys’ malpractice, medical malpractice, miscellaneous professional classes and transactional risk liability. Line size is currently limited to $5 million per program; however, the liability limits provided are typically for lesser amounts. We develop customized treaty structures for the risk classes protected by these treaties, which account for the largest share of premiums written within the segment. The complex exposures undertaken by this unit demand highly technical underwriting and modeling analysis. During the year ended December 31, 2006, our professional liability treaty business accounted for 35.3%, or $202.5 million, of our total gross premiums written in the reinsurance segment.

Our international treaty unit was formed in August of 2003. The majority of this portfolio protects U.K. insurers, including Lloyd’s syndicates and Continental European companies, primarily domiciled in Switzerland and Germany. Euro-centric exposures predominate, although some global exposure is present in several accounts. Our net risk exposure is currently limited to €12.5 million per contract or per program pertaining to property catastrophe accounts and €5 million per contract or per program for all other accounts. We also underwrite ocean marine and aviation business within this unit. Marine and aviation gross premiums written for the treaty year 2006 were estimated at $25.2 million. During the year ended December 31, 2006, the international treaty unit accounted for 10.1%, or $57.7 million, of our total gross premiums written in the reinsurance segment.

Facultative casualty business comprises lower-attachment, individual-risk reinsurance covering automobile liability, general liability and workers’ compensation risks for many of the largest U.S. property-casualty and surplus lines insurers. Line size is currently limited to $2 million per certificate. We believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. During the year ended December 31, 2006, our facultative reinsurance business accounted for 5.3%, or $30.5 million, of our total gross premiums written in the reinsurance segment.

In December 2001, we entered into an underwriting agency agreement with IPCUSL, a subsidiary of IPC Holdings, Ltd., a Bermuda-based property catastrophe reinsurance specialist, to solicit, underwrite, bind and administer property catastrophe treaty reinsurance on our behalf. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. In accordance with this amendment, we agreed to pay IPCUSL a $400,000 early termination fee, $250,000 of which has been paid and $75,000 of which is payable on each of December 1, 2007 and 2008, respectively. We will also continue to pay to IPCUSL any agency commissions due under the underwriting agency agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the underwriting agency agreement. As of December 1, 2006, we began to produce, underwrite and administer property catastrophe treaty reinsurance business on our own behalf. During the year ended December 31, 2006, premiums written by IPCUSL accounted for 9.1%, or $52.1 million, of our total gross premiums written in the reinsurance segment. For a description of our contract with IPCUSL, see “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Production”.

Competition

The insurance and reinsurance industries are highly competitive. Insurance and reinsurance companies compete on the basis of many factors, including premium rates, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments and reputation and experience in risks underwritten.

We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than our company. In our direct insurance business, we compete with insurers that provide property and casualty-based lines of insurance such as: ACE Limited, AIG, Axis Capital Holdings Limited, Chubb, Endurance Specialty Holdings Ltd., Factory Mutual Insurance Company, HCC Insurance Holdings, Inc., Lloyd’s of London, Munich Re Group, Swiss Reinsurance Company (whom we refer to in this prospectus as Swiss Re), XL Capital Ltd and Zurich Financial Services. In our reinsurance business, we compete with reinsurers that provide property and casualty-based lines of reinsurance such as: ACE Limited, Arch Capital Group Ltd., Berkshire Hathaway, Inc., Everest Re Group, Ltd., Harbor Point Limited, Lloyd’s of London, Montpelier Re Holdings Ltd., Munich Re Group, PartnerRe Ltd., Platinum Underwriters Holdings, Ltd., RenaissanceRe Holdings Ltd., Swiss Re, Transatlantic Holdings, Inc. and XL Capital Ltd.

In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

•	as a result of Hurricane Katrina, the insurance industry’s largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers have raised new capital and significant investments have been made in new insurance and reinsurance companies in Bermuda;

•	legislative mandates for insurers to provide specified types of coverage in areas where we or our ceding clients do business, such as the mandated terrorism coverage in TRIA, could eliminate or reduce the opportunities for us to write those coverages; and

•	programs in which state-sponsored entities provide property insurance or reinsurance in catastrophe prone areas, such as the recent legislative enactments passed in the State of Florida, or other “alternative market” types of coverage could eliminate or reduce opportunities for us to write those coverages.

New competition from these developments may result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions, which could have a material adverse impact on our growth and profitability.

Our Financial Strength Ratings

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. A.M. Best, S&P and Moody’s have each developed a rating system to provide an opinion of an insurer’s or reinsurer’s financial strength and ability to meet ongoing obligations to its policyholders. Each rating reflects the opinion of A.M. Best, S&P and Moody’s, respectively, of the capitalization, management and sponsorship of the entity to which it relates. A.M. Best ratings currently range from “A++” (Superior) to “F” (In Liquidation) and include 16 separate ratings categories. S&P maintains a letter scale rating system ranging from “AAA” (Extremely Strong) to “R” (under regulatory supervision) and includes 21 separate ratings categories. Moody’s maintains a letter scale rating from “Aaa” (Exceptional) to “NP” (Not Prime) and includes 21 separate ratings categories. Our principal operating subsidiaries have A (Excellent) ratings from A.M. Best and A− (Strong) ratings from S&P. Our Bermuda and U.S. operating subsidiaries are rated A2 (Good) by Moody’s. In addition, our $500 million aggregate principal amount of senior notes (which are described in this prospectus) were assigned a senior unsecured debt rating of bbb by A.M. Best, BBB by S&P and Baa1 by Moody’s. These ratings are subject to periodic review, and may be revised downward or revoked, at the sole discretion of the rating agencies. The ratings are neither an evaluation directed to investors in our notes nor a recommendation to buy, sell or hold our notes. See the glossary beginning on page G-1 for a description of the ratings.

Distribution of Our Insurance Products

We market our insurance and reinsurance products worldwide through insurance and reinsurance brokers. This distribution channel provides us with access to an efficient, variable cost and international distribution system without the significant time and expense that would be incurred in creating our own distribution network.

We distribute through major excess and surplus lines wholesalers and regional retailers in the United States targeting middle-market and non-Fortune 1000 companies. For the year ended December 31, 2006, U.S. regional and excess and surplus lines wholesalers and regional retailers accounted for 49% and 18%, respectively, of our U.S. distribution and include: wholesalers American Wholesale Insurance Group Inc., CRC Insurance Services, Inc. and Westrope, Inc. and regional retailers Arthur J. Gallagher & Co., Lockton Companies, Inc., and McGriff Seibels & Williams, Inc.

In the year ended December 31, 2006, our top four brokers represented approximately 68% of gross premiums written by us. A breakdown of our distribution by broker is provided in the table below.

Percentage of Gross
Premiums Written
For the Year Ended
December 31,
2006

Broker
Marsh & McLennan Companies, Inc.	32%
Aon Corporation	19%
Willis Group Holdings Ltd.	10%
Jardine Lloyd Thompson Group plc	7%
All Others	32%

100%

Underwriting and Risk Management

Our corporate underwriting and risk management objective is to create insurance and reinsurance portfolios that are balanced and diversified across classes of business, types of insurance products, geography and sources. Our Chief Executive Officer and Chief Risk Officer work closely with our worldwide senior underwriting officers for direct insurance and our worldwide underwriting manager for reinsurance in establishing and implementing corporate underwriting strategies and guidelines on a global basis.

We take a disciplined approach to underwriting and risk management, relying heavily on the collective expertise of our underwriters. While we believe we have successfully built diversified portfolios of business in both our insurance and reinsurance operations, we have focused only on areas where we feel we have the necessary underwriting expertise and experience to be successful over changing market cycles. Our disciplined underwriting and risk management philosophy is illustrated by the following practices:

•	Our underwriting operations have written guidelines that identify the classes of business that can be written and establish specific parameters for capacity, attachment points and terms and conditions. Senior managers in charge of each business line are the only individuals that can authorize exceptions to the underwriting guidelines.

•	Our underwriters are given a written authority statement that provides a specific framework for their underwriting decisions. Although we provide our underwriters with significant local autonomy, we centralize authority for strategic decisions with our senior managers in Bermuda in order to achieve underwriting consistency and control across all of our operations.

•	Our underwriters work closely with our actuarial staff, particularly when pricing complex risks in certain lines of business, and in determining rate change trends in all of our lines of business. Actuarial assessments of loss development in all of our product segments are integral to the establishment of our business plan. This information allows us to target growth in specific areas that are performing well and to take corrective action in areas that are not performing satisfactorily.

•	We manage our individual risk limits, and we believe that we provide a meaningful but prudent amount of capacity to each client. We purchase reinsurance in lines of business where we want to increase our gross limits to gain more leverage, but mitigate our net exposure to loss.

•	Our guidelines do not allow multiple underwriting offices to provide coverage to the same client for the same line of business, which allows us to control our capacity allocations and avoid redundancy of effort. We minimize overlap between our operations by providing each with distinct operating parameters while at the same time encouraging communication between underwriters and offices.

•	Our underwriting offices are subject to annual underwriting, operational and administrative audits to assess compliance with our corporate guidelines.

Property Segment

For our property segment, the protection of corporate assets from loss due to natural catastrophes is one of our major areas of focus. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

•	Measurement. We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.

•	Professional Modeling. We model the locations covered in each policy. This is a time-consuming process, but it enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with an industry-recognized modeling firm to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to-date objective estimate of our property catastrophe exposure. Using data that we provide, this modeling firm runs numerous computer-simulated events and provides us with loss probabilities for our book of business.

•	Gross Exposed Policy Limits. Prior to Hurricane Katrina in 2005, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by the various professional modeling companies. Hurricane Katrina demonstrated that reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the professional models became evident, we instituted an additional approach to determine our probable maximum loss.

We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we cease writing business in that catastrophe zone for that particular year. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our probable maximum loss and, subsequent to a catastrophic event, our capital preservation targets. We continue to use professional models along with our gross exposed policy limits approach. It is our policy to use both the gross exposed policy limits approach and the professional models and establish our probable maximum loss on the more conservative number generated.

•	Ceded Reinsurance. We purchase treaty and facultative reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

•	Probable Maximum Loss and Risk Tolerance. Our direct property and reinsurance senior managers work together to develop our probable maximum loss. We manage our business with the goal of mitigating the likelihood that our combined probable maximum losses for property business (including property reinsurance business), will exceed 10% of our total capital for any “one-in-250-year” event, after all applicable reinsurance.

Casualty Segment

While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business of which we have written disproportionate amounts may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.

Our casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy on excess general casualty accounts, we have one master treaty in place with six separate interest and liability agreements with several highly-rated reinsurers to reduce our net exposure on individual accounts. We also purchase a relatively small amount of facultative reinsurance from select reinsurers to lessen volatility in our professional liability book of business and for U.S. general casualty business which is not subject to the master treaty.

Reinsurance Segment

In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders’ equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and corporate risk objectives.

To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on our per risk accounts. This software, together with our underwriting experience and portfolio knowledge, produces the probable maximum loss amounts we allocate to our reinsurance department’s internal global property catastrophe zones. For the property catastrophe account that was underwritten for us by IPCUSL, modeling software and underwriting experience were employed to assess exposure and generate a probable maximum loss. The probable maximum loss produced from IPCUSL was then combined with those of our per risk reinsurance account to calculate the total probable maximum loss by zone for the segment. Notwithstanding the probable maximum loss mechanisms in place, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone, and, for the property catastrophe business that was underwritten for us by IPCUSL, established a maximum limit of liability per zone for the aggregate of its contracts. In the case of the property catastrophe reinsurance business produced by IPCUSL on our behalf, we periodically audited the portfolio to test adherence to the management agreement between the companies.

For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.

Claims Management

We have a well-developed process in place for identifying, tracking and resolving claims. Claims responsibilities include reviewing loss reports, monitoring claims developments, requesting additional information where appropriate, performing claims audits of cedents, establishing initial case reserves and approving payment of individual claims. We have established authority levels for all individuals involved in the reserving and settlement of claims.

With respect to reinsurance, in addition to managing reported claims and conferring with ceding companies on claims matters, the claims management staff and personnel conduct periodic audits of specific claims and the overall claims procedures of our reinsureds. Through these audits, we are able to evaluate ceding companies’ claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

Reserve for Losses and Loss Expenses

We are required by applicable insurance laws and regulations in Bermuda, the United States, the United Kingdom and Ireland and accounting principles generally accepted in the United States to establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the policies and treaties that we write. These reserves are balance sheet liabilities representing estimates of losses and loss expenses we are required to pay for insured or reinsured claims that have occurred as of or before the balance sheet date. It is our policy to establish these losses and loss expense reserves using prudent actuarial methods after reviewing all information known to us as of the date they are recorded.

We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. We utilize a variety of standard actuarial methods in our analysis. These include the Bornhuetter-Ferguson methods, the reported loss development method, the paid loss development method and the expected loss ratio method. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods, such as casualty reinsurance, we may rely more on an expected loss ratio method until losses begin to develop. Loss reserves do not represent an exact calculation of liability; rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. The uncertainties may be greater for insurers like us than for insurers with an established operating and claims history and a larger number of insurance and reinsurance transactions. The relatively large limits of net liability for any one risk in our excess casualty and professional liability lines of business serve to increase the potential for volatility in the development of our loss reserves. In addition, the relatively long reporting periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses” for further information regarding the uncertainties in establishing the reserve for losses and loss expenses.

To the extent we determine that the loss emergence of actual losses or loss expenses, whether due to frequency, severity or both, vary from our expectations and reserves reflected in our financial statements, we are required to increase or decrease our reserves to reflect our changed expectations. Any such increase could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.

To assist us in establishing appropriate reserves for losses and loss expenses, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses and our internal loss settlement patterns, this industry information is used to guide our loss and loss expense estimates. These estimates are reviewed regularly, and any adjustments are reflected in earnings in the periods in which they are determined.

The following tables show the development of gross and net reserves for losses and loss expenses, respectively. The tables do not present accident or policy year development data. Each table begins by showing the original year-end reserves recorded at the balance sheet date for each of the years presented (“as originally estimated”). This represents the estimated amounts of losses and loss expenses arising in all prior years that are unpaid at the balance sheet date, including IBNR reserves. The re-estimated liabilities reflect additional information regarding claims incurred prior to the end of the preceding financial year. A redundancy (or deficiency) arises when the re-estimation of reserves recorded at the end of each prior year is less than (or greater than) its estimation at the preceding year-end. The cumulative redundancies (or deficiencies) represent cumulative differences between the original reserves and the currently re-estimated liabilities over all prior years. Annual changes in the estimates are reflected in the statement of operations for each year, as the liabilities are re-estimated.

The lower sections of the tables show the portions of the original reserves that were paid (claims paid) as of the end of subsequent years. This section of each table provides an indication of the portion of the re-estimated liability that is settled and is unlikely to develop in the future. For our proportional treaty reinsurance business, we have estimated the allocation of claims paid to applicable years based on a review of large losses and earned premium percentages.

Development of Reserve for Losses and Loss Expenses
Cumulative Deficiency (Redundancy)

Gross Losses

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006
	($ in thousands)

As Originally Estimated:	$213	$310,508	$1,058,653	$2,037,124	$3,405,353	$3,636,997
Liability Re-estimated as of:
One Year Later	213	253,691	979,218	1,929,571	3,318,303
Two Years Later	213	226,943	896,649	1,844,630
Three Years Later	213	217,712	843,178
Four Years Later	213	199,982
Five Years Later	213
Cumulative (Redundancy)	—	(110,526)	(215,475)	(192,494)	(87,050)
Cumulative Claims Paid as of:
One Year Later	—	54,288	138,793	372,823	712,032
Two Years Later	—	83,465	237,394	571,149
Three Years Later	—	100,978	300,707
Four Years Later	18	124,109
Five Years Later	18

Gross Losses

	Year Ended December 31,
	2001	2002	2003	2004	2005

Liability Re-estimated as of:
One Year Later	100%	82%	92%	95%	97%
Two Years Later	100%	73%	85%	91%
Three Years Later	100%	70%	80%
Four Years Later	100%	64%
Five Years Later	100%
Cumulative (Redundancy)	—	(36)%	(20)%	(9)%	(3)%
Gross Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability Cumulative Claims Paid as of:
One Year Later	0%	17%	13%	18%	21%
Two Years Later	0%	27%	22%	28%
Three Years Later	0%	33%	28%
Four Years Later	8%	40%
Five Years Later	8%

Losses Net of Reinsurance

	Year Ended December 31
	2001	2002	2003	2004	2005	2006
	($ in thousands)

As Originally Estimated:	$213	$299,946	$964,810	$1,777,953	$2,689,020	$2,947,892
Liability Re-estimated as of:
One Year Later	213	243,129	885,375	1,728,868	2,578,303
Two Years Later	213	216,381	830,969	1,626,709
Three Years Later	213	207,945	771,983
Four Years Later	213	191,593
Five Years Later	213
Cumulative (Redundancy)	—	(108,353)	(192,827)	(151,244)	(110,717)
Cumulative Claims Paid as of:
One Year Later	—	52,077	133,286	305,083	455,079
Two Years Later	—	76,843	214,384	478,788
Three Years Later	—	93,037	271,471
Four Years Later	18	116,494
Five Years Later	18

Losses Net of Reinsurance

	Year Ended December 31,
	2001	2002	2003	2004	2005

Liability Re-estimated as of:
One Year Later	100%	81%	92%	97%	96%
Two Years Later	100%	72%	86%	91%
Three Years Later	100%	69%	80%
Four Years Later	100%	64%
Five Years Later	100%
Cumulative (Redundancy)	—	(36)%	(20)%	(9)%	(4)%
Net Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability Cumulative Claims Paid as of:
One Year Later	0%	17%	14%	17%	17%
Two Years Later	0%	26%	22%	27%
Three Years Later	0%	31%	28%
Four Years Later	8%	39%
Five Years Later	8%

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2006, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoveries.

	Year Ended December 31,
	2006	2005	2004
	($ in thousands)

Gross liability at beginning of year	$3,405,353	$2,037,124	$1,058,653
Reinsurance recoverable at beginning of year	(716,333)	(259,171)	(93,843)

Net liability at beginning of year	2,689,020	1,777,953	964,810

Net losses incurred related to:
Current year	849,850	1,393,685	1,092,789
Prior years	(110,717)	(49,085)	(79,435)

Total incurred	739,133	1,344,600	1,013,354

Net paid losses related to:
Current year	27,748	125,018	69,186
Prior years	455,079	305,082	133,287

Total paid	482,827	430,100	202,473

Foreign exchange revaluation	2,566	(3,433)	2,262
Net liability at end of year	2,947,892	2,689,020	1,777,953
Reinsurance recoverable at end of year	689,105	716,333	259,171

Gross liability at end of year	$3,636,997	$3,405,353	$2,037,124

Investments

Investment Strategy and Guidelines

We follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. In making investment decisions, we consider the impact of various catastrophic events to which we may be exposed. Our portfolio therefore consists primarily of high investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration. Including a high-yield bond fund investment, 99% of our fixed income portfolio consists of investment grade securities. As authorized by our board of directors, we originally invested $200 million of our shareholders’ equity in four hedge funds.

In an effort to meet business needs and mitigate risks, our investment guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio. They include limitations on the size of some holdings as well as restrictions on purchasing specified types of securities, convertible bonds or investing in certain regions. Permissible investments are also limited by the type of issuer, the counterparty’s creditworthiness and other factors. Our investment manager may choose to invest some of the investment portfolio in currencies other than the U.S. dollar based on the business we have written, the currency in which our loss reserves are denominated on our books or regulatory requirements.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established in an effort to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. Additionally, with respect to some of our investments, we are subject to prepayment and therefore reinvestment risk. Alternative investments, such as our hedge fund investments, subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of our board of directors establishes investment guidelines and supervises our investment activity. The investment committee regularly monitors our overall investment results, compliance with investment objectives and guidelines, and ultimately reports our overall investment results to the board of directors.

We have engaged affiliates of the Goldman Sachs Funds to provide discretionary investment management services. We have agreed to pay investment management fees based on the month-end market values of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income. These investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Also, the investment manager of a hedge fund we invest in is a subsidiary of AIG. For a more complete description of our investment management agreements, see “Certain Relationships and Related Party Transactions — Certain Business Relationships”.

Our Portfolio

Composition as of December 31, 2006

As of December 31, 2006, our aggregate invested assets totaled approximately $6.0 billion. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities, four hedge funds, balances receivable on sale of investments and balances due on purchase of investments. The average credit quality of our investments is rated AA by S&P and Aa2 by Moody’s. Short-term instruments must be rated a minimum of A-1/P-1. The target duration range is 1.25 to 3.75 years and the portfolio has a total return rather than income orientation. As of December 31, 2006, the average duration of our investment portfolio was 2.8 years and there were approximately $6.5 million of unrealized gains in the portfolio, net of applicable tax. The global high-yield bond fund invests primarily in high-yield fixed income securities rated below investment grade and had a fair market value of $33.0 million as of December 31, 2006. Our investment in the four hedge funds had a total fair market value of $229.5 million as of December 31, 2006.

The following table shows the types of securities in our portfolio, excluding cash equivalents, and their fair market values and amortized costs as of December 31, 2006.

				Fair
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
	($ in millions)

Type of Investment
U.S. government and agencies	$1,704.9	$4.8	$(9.6)	$1,700.1
Non-U.S. government securities	93.8	4.2	(0.7)	97.3
Corporate securities	1,322.9	2.9	(7.7)	1,318.1
Mortgage-backed securities	1,828.5	5.7	(10.3)	1,823.9
Asset-backed securities	238.3	0.5	(0.4)	238.4

Fixed Income Sub-Total	5,188.4	18.1	(28.7)	5,177.8
Global high-yield bond fund	27.7	5.3	—	33.0
Hedge funds	217.9	11.6	—	229.5

Total	$5,434.0	$35.0	$(28.7)	$5,440.3

U.S. Government and Agencies

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that on acquisition are rated A−/A3 or higher and are diversified across a wide range of issuers and industries. The principal risks of corporate securities are interest rate risk and the potential loss of income and potential realized and unrealized principal losses due to insolvencies or deteriorating credit. The largest corporate credit in our portfolio was HSBC Holdings Plc, which represented 1.6% of aggregate invested assets and had an average rating of AA− by S&P, as of December 31, 2006. We actively monitor our corporate credit exposures and have had no realized credit-related losses to date.

Asset-Backed Securities

Asset-backed securities are purchased both to diversify the overall risks of our fixed maturity portfolio and to provide attractive returns. Our asset-backed securities are diversified both by type of asset and by issuer and are comprised of primarily AAA-rated bonds backed by pools of automobile loan receivables, home equity loans and credit card receivables originated by a variety of financial institutions.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security’s priority in the issuer’s capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the market place.

Mortgage-Backed Securities

Mortgage-backed securities are purchased to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. However, the majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability.

The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flows will be received. The active monitoring of our mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations. Our mortgage-backed securities are principally comprised of AAA-rated pools of residential and commercial mortgages originated by both agency (such as the Federal National Mortgage Association) and non-agency originators.

Hedge Funds

As of December 31, 2006 and 2005, the investment in hedge funds consisted of investments in four different hedge funds.

The Goldman Sachs Global Alpha Hedge Fund PLC is a direct hedge fund with an investment objective that seeks attractive long-term, risk adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The fund allows for quarterly liquidity with a 45-day notification period.

The Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. is a direct hedge fund with an investment objective that seeks attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in foreign currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. It allows for monthly liquidity with a 15-day notification period.

The AIG Select Hedge Fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. At least three business days’ notice prior to the last day of the month is required for any redemptions of shares of the fund at the end of the following month.

The Portfolio VI Fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and with minimal correlation to, the broad equity markets. There is no specific notice period required for liquidity, however, such liquidity is dependent upon any lock-up periods of the underlying funds’ investments. As of December 31, 2006 and 2005, none and 4.3% of the fund’s assets, respectively, were invested in underlying funds with a lock-up period of greater than one year.

Ratings as of December 31, 2006

The investment ratings (provided by major rating agencies) for fixed maturity securities held as of December 31, 2006 and the percentage of our total fixed maturity securities they represented on that date were as follows:

			Percentage
			of Total
	Amortized	Fair Market	Fair Market
	Cost	Value	Value
	($ in millions)

Ratings
U.S. government and government agencies	$1,704.9	$1,700.1	32.8%
AAA/Aaa	2,427.5	2,426.3	46.9%
AA/Aa	306.8	306.2	5.9%
A/A	702.6	699.3	13.5%
BBB/Baa	46.6	45.9	0.9%

Total	$5,188.4	$5,177.8	100.0%

Maturity Distribution as of December 31, 2006

The maturity distribution for fixed maturity securities held as of December 31, 2006 was as follows:

			Percentage
			of Total
	Amortized	Fair Market	Fair Market
	Cost	Value	Value
	($ in millions)

Maturity
Due within one year	$147.2	$146.6	2.9%
Due after one year through five years	2,468.0	2,461.6	47.5%
Due after five years through ten years	335.4	335.3	6.5%
Due after ten years	171.0	172.0	3.3%
Mortgage-backed securities	1,828.5	1,823.9	35.2%
Asset-backed securities	238.3	238.4	4.6%

Total	$5,188.4	$5,177.8	100.0%

Investment Returns for the Year Ended December 31, 2006

Our investment returns for year ended December 31, 2006 were as follows ($ in millions):

Net investment income	$244.4
Net realized loss on sales of investments	$(28.7)
Net change in unrealized gains and losses	$32.0

Total net investment return	$247.7

Total return(1)	4.7%
Effective annualized yield(2)	4.5%

(1)	Total return for our investment portfolio is calculated using beginning and ending market values adjusted for external cash flows and includes unrealized gains and losses.

(2)	Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis.

Our Principal Operating Subsidiaries

The following chart shows how our company is organized.

Allied World Assurance Company, Ltd

Our Bermuda insurance subsidiary, Allied World Assurance Company, Ltd, was incorporated on November 13, 2001 and began operations on November 21, 2001. Allied World Assurance Company, Ltd is a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. Senior management and all of the staff of Allied World Assurance Company, Ltd are located in our Bermuda headquarters.

Our European Subsidiaries

On September 25, 2002, Allied World Assurance Company (Europe) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd. We capitalized Allied World Assurance Company (Europe) Limited with $30 million in capital. On October 7, 2002, Allied World Assurance Company (Europe) Limited was authorized by the Department of Enterprise, Trade and Employment to underwrite insurance and reinsurance from our office in Dublin. Based on its license in Ireland, Allied World Assurance Company (Europe) Limited is able to underwrite non-life insurance business risks situated throughout the European Union, subject to compliance with the Non-Life Directive. Allied World Assurance Company (Europe) Limited is regulated by the Irish Financial Regulator and has obtained approvals to carry on business in the European Union.

Allied World Assurance Company (Europe) Limited maintains offices in Dublin and in London, and since its formation has written business originating from Ireland, the United Kingdom and Continental Europe.

On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited was also granted a license by the U.K. Financial Services Authority on August 18, 2004 to underwrite business directly through a branch office in London. The company writes primarily property business directly sourced from London market producers; however, the risk location can be worldwide.

Our U.S. Subsidiaries

In July 2002, our subsidiary, Allied World Assurance Holdings (Ireland) Ltd, acquired Allied World Assurance Company (U.S.) Inc. (formerly Commercial Underwriters Insurance Company) and Newmarket Underwriters Insurance Company, two excess and surplus lines companies formed in the States of California and New Hampshire, respectively, from Swiss Re, an affiliate of the Securitas Capital Fund, one of our principal shareholders. Allied World Assurance Company (U.S.) Inc. was subsequently redomiciled in the State of Delaware. Together, these two companies are authorized or eligible to write insurance on a surplus lines basis in all states of the United States and licensed to write insurance on an admitted basis in 15 states. Prior to January 1, 2002, these two companies retroceded all of their insurance, reinsurance, credit and investment risk to two Swiss Re companies, their former parent company. We thus avoided any exposure to underwriting risk related to the companies’ prior business.

Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company market specialty property and casualty insurance products and services to a wide range of clients through a selected group of excess and surplus lines wholesalers that have a demonstrated track record of handling difficult risks while at the same time creating a reputation for solving problems for commercial insureds and brokers. Through these relationships, our U.S. subsidiaries have access to the excess and surplus lines insurance markets in 50 states. Both companies maintain administrative offices that are located in Boston, Massachusetts and New York, New York. In addition, Allied World Assurance Company (U.S.) Inc. has opened an office in San Francisco, California, and Newmarket Underwriters Insurance Company has opened an office in Chicago, Illinois. We also began to develop a U.S. programs initiative and are pursuing partnerships with qualified program administrators to offer additional excess and surplus lines business.

Newmarket Underwriters Insurance Company is currently applying for licenses in various states so that it may offer directors and officers liability and excess casualty coverage on an admitted basis. Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Minnesota, Missouri, Ohio, Pennsylvania and Texas recently issued Newmarket Underwriters Insurance Company a license.

Newmarket Administrative Services, Inc. was incorporated on November 22, 2006 and its activities are limited to providing certain administrative services to various subsidiaries of our company.

Our Employees

As of February 28, 2007, we had a total of 279 full-time employees of which 162 worked in Bermuda, 71 in the United States and 46 in Europe. We believe that our employee relations are good. No employees are subject to collective bargaining agreements.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident’s certificate and holders of a working resident’s certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as “key” and with respect to which businesses can apply to be exempt from the six-to-nine year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals, senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government.

Our Properties

We currently lease office space in Pembroke, Bermuda (which houses our corporate headquarters); Boston, Massachusetts; Chicago, Illinois; New York, New York; San Francisco, California; Dublin, Ireland; and London, England. Our reinsurance segment operates out of our Bermuda office and our property and casualty segments operate out of each of our office locations. Except for our office space in Bermuda, which has a 15 year lease term, our leases have remaining terms ranging from approximately one year to approximately ten years in length. We believe that the office space from these leased properties is sufficient for us to conduct our operations for the foreseeable future. For a description of arrangements relating to our Bermuda headquarters, see “Certain Relationships and Related Party Transactions — Certain Business Relationships — Transactions with Affiliates of American International Group, Inc. — Office Space”.

As Bermuda exempted companies, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not permitted to own property in Bermuda. Consequently, we are dependent on leasing office space for our operations in Bermuda. The availability of such office space is limited, and prices for leased space are correspondingly high, and we do not expect those conditions to change in the near future.

Legal Proceedings

On or about November 8, 2005, we received a CID from the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas relating to the Investigation into (1) the possibility of restraint of trade in one or more markets within the State of Texas arising out of our business relationships with AIG and Chubb, and (2) certain insurance and insurance brokerage practices, including those relating to contingent commissions and false quotes, which are also the subject of industry-wide investigations and class action litigation. Specifically, the CID sought information concerning our relationship with our investors, and in particular, AIG and Chubb, including their role in our business, sharing of business information and any agreements not to compete. The CID also sought information regarding (i) contingent commission, placement service or other agreements that we may have had with brokers or producers, and (ii) the possibility of the provision of any non-competitive bids by us in connection with the placement of insurance. On April 12, 2007, we reached a settlement of all matters under investigation by the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas in connection with the Investigation. The settlement resulted in a charge of $2.1 million, which was previously reserved by us during the fourth quarter of 2006. In connection with the settlement, we entered into an Agreed Final Judgment and Stipulated Injunction with the State of Texas, pursuant to which we do not admit liability and deny the allegations made by the State of Texas. Specifically, we deny that any of our activities in the State of Texas violated antitrust laws, insurance laws or any other laws. Nevertheless, to avoid the uncertainty and expense of protracted litigation, we agreed to enter into the Agreed Final Judgment and Stipulated Injunction and settle these matters with the Attorney General of Texas. The outcome of the Investigation may form a basis for investigations, civil litigation or enforcement proceedings by other state regulators, by policyholders or by other private parties, or other voluntary settlements that could have a negative effect on us.

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.

The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed pending the court’s analysis of any amended pleading filed by the class action plaintiffs. While this matter is in an early stage, and it is not possible to predict its outcome, the company does not currently believe that the outcome will have a material adverse effect on the company’s operations or financial position.

We may become involved in various claims and legal proceedings that arise in the normal course of our business, which are not likely to have a material adverse effect on our results of operations.

REGULATORY MATTERS

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance and reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products.

The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. For example, in response to the tightening of supply in some insurance and reinsurance markets resulting from, among other things, the World Trade Center tragedy, the TRIA and the TRIA Extension were enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law establishes a federal assistance program through the end of 2007 to help the commercial property and casualty insurance industry cover claims related to future terrorism related losses and regulates the terms of insurance relating to terrorism coverage. The TRIA, and the TRIA Extension have had little impact on our business because few clients are purchasing this coverage.

Bermuda

General

The Insurance Act 1978 of Bermuda and related regulations, as amended (which we together refer to below as the “Insurance Act”), regulates the insurance and reinsurance business of Allied World Assurance Company, Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (which we refer to as the BMA). Allied World Assurance Company, Ltd has been registered as a Class 4 insurer by the BMA. By contrast, Allied World Assurance Company Holdings, Ltd is a holding company, and as such is not subject to Bermuda insurance regulations. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. The continued registration of an applicant as an insurer is subject to its complying with the terms of its registration and any other conditions the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions. Subcommittees of the Insurance Advisory Committee advise on the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the BMA. The Insurance Act also imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the BMA powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. Some significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Allied World Assurance Company, Ltd, which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 4 insurer in Bermuda and is regulated as that class of insurer under the Insurance Act. Allied World Assurance Company, Ltd is not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurances with terms in excess of five years. General business broadly includes all types of insurance that is not long-term.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Allied World Assurance Company, Ltd’s principal office is its executive offices in Pembroke, Bermuda, and its principal representative is Joan H. Dillard, our Chief Financial Officer. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act in that capacity, unless the BMA is given 30 days written notice of any intention to do so. It is the duty of the principal representative, upon reaching the view that there is a likelihood that the insurer will become insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to forthwith notify the BMA of that fact and within 14 days therefrom to make a report in writing to the BMA setting forth all the particulars of the case that are available to the principal representative. For example, any failure by the insurer to comply substantially with a condition imposed on the insurer by the BMA relating to a solvency margin or a liquidity or other ratio would be a reportable “event”.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Allied World Assurance Company, Ltd, are required to be filed annually with the BMA. Allied World Assurance Company, Ltd’s independent auditor must be approved by the BMA and may be the same person or firm that audits our company’s consolidated financial statements and reports for presentation to its shareholders.

Loss Reserve Specialist

As a registered Class 4 insurer, Allied World Assurance Company, Ltd is required to submit the opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA. Marshall J. Grossack, our Chief Corporate Actuary, is our approved loss reserve specialist.

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of these statements, which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and related notes. The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with accounting principles generally accepted in the United States and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act (those financial statements, in the case of Allied World Assurance Company Holdings, Ltd, will be prepared in accordance with U.S. GAAP). As a general business insurer, Allied World Assurance Company, Ltd is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

Allied World Assurance Company, Ltd is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended upon application to the BMA). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificate, declaration of statutory ratios, the statutory financial statements, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificate must be signed by the principal representative and at least two directors of the insurer certifying that the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved independent auditor is required to state whether, in its opinion, it was reasonable for the directors to make this certification. If an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Allied World Assurance Company, Ltd, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin.

Allied World Assurance Company, Ltd:

•	is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of (1) $100,000,000, (2) 50% of net premiums written (being gross premiums written less any premiums ceded, but the company may not deduct more than 25% of gross premiums written when computing net premiums written) and (3) 15% of net losses and loss expense reserves;

•	is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of those dividends would cause it to fail to meet that margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Allied World Assurance Company, Ltd would be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year);

•	is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files with the BMA (at least seven days before payment of those dividends) an affidavit stating that it will continue to meet the required margins;

•	is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements, and any application for an approval of that type must include an affidavit stating that it will continue to meet the required margins; and

•	is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that a failure has occurred, to file with the BMA a written report containing specified information.

Additionally, under the Companies Act, Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd may not declare or pay a dividend if Allied World Assurance Company Holdings, Ltd or Allied World Assurance Company, Ltd, as applicable, has reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers like Allied World Assurance Company, Ltd. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are specified categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of Allied World Assurance Company, Ltd if the BMA believes that an investigation is in the best interests of its policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct Allied World Assurance Company, Ltd to produce documents or information relating to matters connected with its business. In addition, the BMA has the power to require the production of documents from any person who appears to be in possession of those documents. Further, the BMA has the power, in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the BMA has required or could require information. If it appears to the BMA to be desirable in the interests of the clients of a person registered under the Insurance Act, the BMA may also exercise the foregoing powers in relation to any company which is, or has at any relevant time been, (1) a parent company, subsidiary company or related company of that registered person, (2) a subsidiary company of a parent company of that registered person, (3) a parent company of a subsidiary company of that registered person or (4) a company in the case of which a shareholder controller of that registered person, either alone or with any associate or associates, holds 50% or more of the shares or is entitled to exercise, or control the exercise, of more than 50% of the voting power at a general meeting of shareholders.

If it appears to the BMA that there is a risk of Allied World Assurance Company, Ltd becoming insolvent, or that Allied World Assurance Company, Ltd is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct Allied World Assurance Company, Ltd (1) not to take on any new insurance business, (2) not to vary any insurance if the effect would be to increase its liabilities, (3) not to make specified investments, (4) to liquidate specified investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of those payments and/or (7) to limit Allied World Assurance Company, Ltd’s premium income. The BMA generally meets with each Class 4 insurance company on a voluntary basis, every two years.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require an insurer (or certain other persons) to produce specified information. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality. Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Minister’s powers include requiring a person to furnish him or her with information, to produce documents to him or her, to attend and answer questions and to give assistance in connection with enquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister must consider, among other things, whether it is in the public interest to give the information sought.

Shareholder Controllers

Any person who, directly or indirectly, becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of Allied World Assurance Company Holdings, Ltd must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of common shares in Allied World Assurance Company Holdings, Ltd and direct, among other things, that voting rights attaching to the common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

For so long as Allied World Assurance Company Holdings, Ltd has an insurance subsidiary registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of its common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares in Allied World Assurance Company Holdings, Ltd and direct, among other things, that such shareholder’s voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

Selected Other Bermuda Law Considerations

Although we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are incorporated in Bermuda, each is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to the non-resident status, we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As exempted companies, we, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in specified business transactions, including (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in limited circumstances including doing business with another exempted undertaking in furtherance of our business or Allied World Assurance Company, Ltd’s and Allied World Assurance Holdings (Ireland) Ltd’s business, as applicable, carried on outside Bermuda. Allied World Assurance Company, Ltd is a licensed insurer in Bermuda, and so may carry on activities from Bermuda that are related to and in support of its insurance business.

Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.

Ireland

Since October 2002, Allied World Assurance Company (Europe) Limited, an insurance company with its principal office in Dublin, Ireland, has been authorized as a non-life insurance undertaking. Allied World Assurance Company (Europe) Limited is regulated by the Irish Financial Regulator pursuant to the Insurance Acts 1909 to 2000, the Central Bank and Financial Services Authority of Ireland Acts 2003 and 2004, and all statutory instruments relating to insurance made or adopted under the European Communities Acts 1972 to 2006 (the “Irish Insurance Acts and Regulations”). The Non-Life Directive established a common framework for the authorization and regulation of non-life insurance undertakings within the European Union. The Non-Life Directive permits non-life insurance undertakings authorized in a member state of the European Union to operate in other member states of the European Union either directly from the home member state (on a services basis) or through local branches (by way of permanent establishment). Allied World Assurance Company (Europe) Limited established a branch in the United Kingdom on May 19, 2003 and operates on a freedom to provide services basis in other European Union member states.

On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited was granted a license by the U.K. Financial Services Authority on August 18, 2004 to underwrite business through a branch office in the United Kingdom.

United States

Our U.S. Subsidiaries

Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Newmarket Underwriters Insurance Company, a New Hampshire domiciled insurer, are together licensed or surplus line eligible in all states including the District of Columbia. Allied World Assurance Company (U.S.) Inc. is licensed in three states, including Delaware, its state of domicile, and surplus lines eligible in 48 jurisdictions, including the District of Columbia. Newmarket Underwriters Insurance Company is licensed in 12 states, including New Hampshire, its state of domicile, and surplus lines eligible in three states. As U.S. licensed and authorized insurers, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are subject to considerable regulation and supervision by state insurance regulators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, and deposits of securities for the benefit of policyholders. The states’ regulatory schemes also extend to policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, some states have enacted variations of competitive rate making laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of authorized insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters. Both Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company recently completed financial examination with their domiciliary regulators. The Report of Examination of both companies contained no negative findings.

Holding Company Regulation.  We and our U.S. insurance subsidiaries are subject to regulation under the insurance holding company laws of certain states. The insurance holding company laws and regulations vary from state to state, but generally require licensed insurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers. Payment of ordinary dividends by Allied World Assurance Company (U.S.) Inc. requires prior approval of the Delaware Insurance Commissioner unless dividends will be paid out of “earned surplus”. “Earned surplus” is an amount equal to the unassigned funds of an insurer as set forth in the most recent annual statement of the insurer including all or part of the surplus arising from unrealized capital gains or revaluation of assets. Extraordinary dividends generally require 30 days prior notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes any dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds the greater of: (1) 10% of the insurer’s surplus as regards policyholders as of December 31 of the prior year, or (2) the net income of the insurer, not including realized capital gains, for the 12-month period ending December 31 of the prior year, but does not include pro rata distributions of any class of the insurer’s own securities.

Newmarket Underwriters Insurance Company may declare an ordinary dividend only upon 15 days prior notice to the New Hampshire Insurance Commissioner and if its surplus as regards policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs. Extraordinary dividends generally require 30 days notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes a dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds 10% of such insurer’s surplus as regards policyholders as of December 31 of the prior year.

State insurance holding company laws also require prior notice and state insurance department approval of changes in control of an insurer or its holding company. Any purchaser of 10% or more of the outstanding voting securities of an insurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Delaware and New Hampshire Insurance Departments before such acquisition.

Guaranty Fund Assessments.  Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of insolvent insurers. Most of these assessments are recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.

Involuntary Pools.  In the states where they are licensed, our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers’ compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Risk-Based Capital.  U.S. insurers are also subject to risk-based capital (or RBC) guidelines which provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) of insurance companies taking into account the risk characteristics of the company’s investments and products. The RBC formulas establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to asset, premium and reserve items, with higher factors applied to items with greater underlying risk and lower factors for less risky items. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The RBC formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. Our U.S. insurance subsidiaries have satisfied the RBC formula since their acquisition and have exceeded all recognized industry solvency standards. As of December 31, 2006, all of our U.S. insurance subsidiaries had adjusted capital in excess of amounts requiring company or regulatory action.

NAIC Ratios.  The NAIC Insurance Regulatory Information System, or IRIS, was developed to help state regulators identify companies that may require special attention. IRIS is comprised of statistical and analytical phases consisting of key financial ratios whereby financial examiners review annual statutory basis statements and financial ratios. Each ratio has an established “usual range” of results and assists state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny and may be subject to regulatory action if it falls outside the usual ranges of four or more of the ratios.

Surplus Lines Regulation.  The regulation of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company as excess and surplus lines insurers differs significantly from their regulation as licensed or authorized insurers in several states. The regulations governing the surplus lines market have been designed to facilitate the procurement of coverage through specially licensed surplus lines brokers for hard-to-place risks that do not fit standard underwriting criteria and are otherwise eligible to be written on a surplus lines basis. In particular, surplus lines regulation generally provides for more flexible rules relating to insurance rates and forms. However, strict regulations apply to surplus lines placements under the laws of every state, and state insurance regulations generally require that a risk be declined by three licensed insurers before it may be placed in the surplus lines market. Initial eligibility requirements and annual re-qualification standards and filing obligations must also be met. In most states, surplus lines brokers are responsible for collecting and remitting the surplus lines tax payable to the state where the risk is located. Companies such as Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company which conduct business on a surplus lines basis in a particular state are generally exempt from that state’s guaranty fund laws and from participation in its involuntary pools.

Federal Initiatives.  Although the U.S. federal government typically does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. For example, new federal legislation, the Nonadmitted and Reinsurance Reform Act of 2007 (the “NRRA”), has been introduced in the U.S. House of Representatives to streamline the regulation of surplus lines insurance and reinsurance. If enacted in its current form, the NRRA would, among other things, (i) grant sole regulatory authority with respect to the placement of non-admitted insurance to the policyholder’s home state, (ii) limit states to uniform standards for surplus lines eligibility in conformity with the NAIC Nonadmitted Insurance Model Act, (iii) establish a streamlined insurance procurement process for exempt commercial purchasers by eliminating the requirement that brokers conduct a due diligence search to determine whether the insurance is available from admitted insurers; (iv) establish the domicile state of the ceding insurer as the sole regulatory authority with respect to credit for reinsurance and solvency determinations if such state is an NAIC-accredited state or has financial solvency requirements substantially similar to those required for such accreditation; and (v) require that premium taxes related to non-admitted insurance only be paid to the policyholder’s home state, although the states may enter into a compact or establish procedures to allocate such premium taxes among the states.

In addition, the Insurance Industry Competition Act of 2007 (the “IICA”) has been introduced in the U.S. Senate and the U.S. House of Representatives. The IICA, if enacted in its current form, would remove the insurance industry’s antitrust exemption created by the McCarran-Ferguson Act, which provides that insurance companies are exempted from federal antitrust law so long as they are regulated by state law, absent boycott, coercion or intimidation. If enacted in its current form, the IICA would, among other things, (i) effect a different judicial standard providing that joint conduct by insurance companies, such as price sharing, would be subject to scrutiny by the U.S. Department of Justice unless the conduct was undertaken pursuant to a clearly articulated state policy that is actively supervised by the state and (ii) delegate authority to the Federal Trade Commission to identify insurance industry practices that are anti-competitive.

We are unable to predict whether any of the foregoing proposed legislation or any other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

In 2002, President George W. Bush signed TRIA into law. TRIA provides for the federal government to share with the insurance industry the risk of loss arising from future acts of terrorism. Participation in the program for U.S. commercial property and casualty insurers is mandatory. Each participating insurance company must pay covered losses equal to a deductible based on a percentage of direct earned premiums for specified commercial insurance lines from the previous calendar year. Prior to 2007, a federal backstop covered 90 percent of losses in excess of the company deductible subject to an annual cap of $100 billion. While TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events, any company’s results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, severity or frequency of such potential events. TRIA was originally scheduled to expire at the end of 2005 but the President of the United States signed the TRIA Extension into law on December 22, 2005 extending TRIA, with some amendments, through December 31, 2007. Several provisions of TRIA were changed by the TRIA Extension including: increases in the individual company deductible to 17.5 percent in 2006 and 20 percent in 2007; reduction in the federal share of compensation in excess of a company’s deductible to 85 percent in 2007; and the addition of a requirement that aggregate industry insured losses resulting from a certified act of terrorism after March 31, 2006 exceed $50 million in 2006 and $100 million in 2007 in order to trigger federal participation in excess of a company’s deductible. Congress is considering both temporary and permanent extensions to TRIA beyond December 31, 2007. However, there are no assurances that TRIA will be extended beyond 2007 on either a temporary or permanent basis and its expiration could have an adverse effect on our clients, the industry or us.

MANAGEMENT

Directors

The following table identifies the directors of Allied World Assurance Company Holdings, Ltd, including their respective ages and positions as of the date hereof:

Name	Age	Position

Michael I.D. Morrison	77	Chairman of the Board
Bart Friedman	62	Deputy Chairman of the Board
Scott A. Carmilani	42	President, Chief Executive Officer & Director
Philip D. Defeo	61	Director
James F. Duffy	63	Director
Scott Hunter	55	Director
Mark R. Patterson	55	Director
Samuel J. Weinhoff	56	Director

Michael I.D. Morrison has been one of our directors since November 2001 and was elected Chairman of the Board effective in July 2006. He currently serves as a consultant to the company. Mr. Morrison was our Vice Chairman from January 2004 to October 2004. Prior to this, Mr. Morrison served as our President and Chief Executive Officer from the inception of our company in November 2001. He also served as a consultant to AIG from July 1997 to November 2001. Before this, he held various positions with AIG or its subsidiaries, including Vice Chairman of American Home Assurance Company and Senior AIG Executive for broker relations. He also served as General Manager for American International Underwriters Overseas Association’s China Division from July 1994 to June 1997, where he was based in Shanghai. He also served as Director of Domestic Branch Operations from 1983 to 1988, President of American Home Assurance Company from 1978 to 1983 and President of Commerce and Industry Insurance Company from 1976 to 1978. Mr. Morrison joined the property-underwriting department of American Home Assurance Company in 1964 and was appointed manager in 1969. He was a broker and an underwriter in the Lloyd’s market from 1953 to 1959, and a New York broker from 1959 to 1963.

Bart Friedman was appointed to our board of directors in March 2006 and was elected Deputy Chairman of the Board effective in July 2006. Mr. Friedman has been a partner at Cahill Gordon & Reindel LLP, a New York law firm, since 1980. Mr. Friedman specializes in corporate governance, special committees and director representation. Mr. Friedman worked early in his career at the U.S. Securities and Exchange Commission (“SEC”). Mr. Friedman is currently a member of the board of directors of Sanford Bernstein Mutual Funds, where he is a member of the audit committee and the nominating and governance committee.

Scott A. Carmilani was elected our President and Chief Executive Officer in January 2004 and became a director in September 2003. Mr. Carmilani was, prior to joining our company as Executive Vice President in February 2002, the President of the Mergers & Acquisition Insurance Division of subsidiaries of AIG and responsible for the management, marketing and underwriting of transactional insurance products for clients engaged in mergers, acquisitions or divestitures. Mr. Carmilani was previously the Regional Vice-President overseeing the New York general insurance operations of AIG. Before that he was the Divisional President of the Middle Market Division of National Union Fire Insurance Company of Pittsburgh, Pa., which underwrites directors and officers liability, employment practice liability and fidelity insurance for middle-market-sized companies. Prior to joining our company, he held a succession of underwriting and management positions with subsidiaries of AIG since 1987.

Philip D. DeFeo was appointed to our board of directors in November 2006. Mr. DeFeo is currently a Managing Partner of Lithos Capital Partners LLC, a private equity firm which he co-founded. From 1999 to 2005, Mr. DeFeo served as the Chairman and Chief Executive Officer of the

Pacific Exchange, which merged with Archipelago Holdings, Inc. in 2005 and which in turn merged with the New York Stock Exchange in 2006. Prior to heading the Pacific Exchange, Mr. DeFeo was the Chief Executive Officer of Van Eck Global, an asset management firm specializing in alternative asset classes. Prior to that, Mr. DeFeo held executive and senior positions at Cedel International, Lehman Brothers, Fidelity Investments and Bankers Trust Company. His professional career began with Procter & Gamble in 1971, where he spent ten years in manufacturing and operations. Mr. DeFeo has been a non-executive director of Computershare Limited since 2002 and is an independent director of Visa USA, Inc.

James F. Duffy was appointed to our board of directors in July 2006. Mr. Duffy retired in 2002 as Chairman and Chief Executive Officer of The St. Paul Reinsurance Group, where he originally served from 1993 until 2000 as President and Chief Operating Officer of global reinsurance operations. Prior to this, Mr. Duffy served as an executive vice president of The St. Paul Companies from 1984 to 1993, and as President and Chief Operating Officer of St. Paul Surplus Lines Insurance Company from 1980 until 1984. Mr. Duffy had 15 years prior experience in insurance underwriting with Employers Surplus Lines Insurance Company, First State Insurance Company and New England Re.

Scott Hunter was appointed to our board of directors in March 2006. Mr. Hunter has served as an independent consultant to Bermuda’s financial services industry since 2002. From 1986 until 2002, Mr. Hunter was a partner at Arthur Andersen Bermuda, whose clients included numerous insurance and reinsurance companies.

Mark R. Patterson was appointed to our board of directors in March 2006. Since 2002, Mr. Patterson has served as Chairman of MatlinPatterson Asset Management, which manages distressed investment funds. From 1994 until 2002, Mr. Patterson was a Managing Director of Credit Suisse First Boston Corporation, where he served as Vice Chairman from 2000 to 2002. Mr. Patterson had 20 years prior experience in commercial and investment banking at Bankers Trust, Salomon Brothers and Scully Brothers & Foss.

Samuel J. Weinhoff was appointed to our board of directors in July 2006. Mr. Weinhoff has served as a consultant to the insurance industry since 2000. Prior to this, Mr. Weinhoff was head of the Financial Institutions Group for Schroder & Co. from 1997 until 2000. He was also a Managing Director at Lehman Brothers, where he worked from 1985 to 1997. Mr. Weinhoff had ten years prior experience at Home Insurance Company and the Reliance Insurance Company in a variety of positions, including excess casualty reinsurance treaty underwriter, investment department analyst, and head of corporate planning and reporting. Mr. Weinhoff is currently a member of the board of directors of Infinity Property and Casualty Corporation, where he is a member of both the executive committee and the audit committee.

Provisions Governing the Board of Directors

Number and Terms of Directors

Our board of directors currently consists of eight members. Our Bye-laws provide that our board of directors may consist of up to a maximum of 13 directors. Our board of directors is divided into three classes of directors, each of approximately equal size, with the Class III directors, consisting of Messrs. Carmilani, Duffy and Friedman, having an initial term that expired at our 2006 annual general meeting (these directors were subsequently re-elected to serve a term expiring at our 2009 annual general meeting), the Class II directors, consisting of Messrs. DeFeo, Hunter and Morrison, having an initial term expiring at our 2007 annual general meeting, and the Class I directors, consisting of Messrs. Patterson and Weinhoff, having an initial term expiring at our 2008 annual general meeting. After the expiration of their initial term, the term of each class of directors elected is three years. Our board of directors may take action by a majority of the votes cast at a meeting at which a quorum is present.

Committees of the Board of Directors

Our board of directors has established an audit committee, an executive committee, a compensation committee, a nominating & corporate governance committee and an investment committee, each of which reports to our board of directors. The audit committee has the authority to oversee our independent auditors, internal auditors, compliance with legal and regulatory standards and the integrity of our financial reporting. Our audit committee consists of Messrs. Hunter (Chairman), Duffy and Weinhoff. The executive committee has the authority to oversee the general business and affairs of our company to the extent permitted by Bermuda law. The executive committee consists of Messrs. Morrison (Chairman), Carmilani, Duffy and Weinhoff. The compensation committee has the authority to establish compensation policies and recommend compensation programs to our board of directors, and consists of Messrs. Patterson (Chairman), DeFeo, Friedman and Hunter. The nominating & corporate governance committee has the authority to recommend director nominations to our board of directors and to set compliance policies and corporate governance standards, and consists of Messrs. Friedman (Chairman), DeFeo, Duffy and Hunter. The investment committee has the authority to establish investment guidelines and supervise our investment activity, and consists of Messrs. Patterson (Chairman), Hunter and Weinhoff.

Compensation of Directors

Non-Employee Directors Compensation

	Fees
	Earned or
	Paid in	Stock		Option		All Other
Name	Cash ($)(1)	Awards ($)(2)		Awards ($)		Compensation		Total ($)(6)

Michael I.D. Morrison	$55,000	$104,483	(3)	$215,249	(4)	$157,902	(5)	$532,634
Bart Friedman	$56,500	$15,612		—		—		$72,112
Philip D. DeFeo	$11,250	—		—		—		$11,250
James F. Duffy	$30,000	$7,515		—		—		$37,515
Scott Hunter	$61,500	$15,612		—		—		$77,112
Mark R. Patterson	$62,000	$15,612		—		—		$77,612
Samuel J. Weinhoff	$31,500	$7,515		—		—		$39,015
Allan Cockell(7)	$2,000	—		—		—		$2,000
Anthony Pilling(8)	$2,000	—		—		—		$2,000

(1)	Reflects the pro rata portion of the $45,000 annual retainer received by each non-employee director as well as meeting fees and committee and/or chairman fees. Messrs. Friedman, Hunter and Patterson joined our board of directors on March 3, 2006; Messrs. Duffy and Weinhoff joined our board of directors on July 17, 2006; and Mr. DeFeo joined our board of directors on November 10, 2006.

(2)	As of December 31, 2006, an aggregate of 20,436 RSUs were outstanding and held by our non-employee directors. Messrs. Friedman, Hunter and Patterson each received 2,204 RSUs in March 2006 and Messrs. Duffy and Weinhoff each received 1,912 RSUs in July 2006. The RSUs issued in March 2006 to Messrs. Friedman, Hunter and Patterson were revalued in July 2006 as a result of a modification in the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (the “Stock Incentive Plan”) combined with the IPO. The revised grant date fair value of each of these RSUs was based on the IPO price of $34.00 per share, and totaled $74,936 for each of these directors. On March 3, 2007, 25% of the RSUs awarded to Messrs. Friedman, Hunter and Patterson vested and each director received 551 common shares. The RSUs issued to Messrs. Duffy and Weinhoff in July 2006 had a grant date fair value of $34.00 per RSU for a fair value of $65,000. To date, no portion of these July 2006 RSU awards has vested. The total stock award compensation expense recorded in this table represents the accounting expense recognized in the consolidated financial statements of the company in accordance with the Statement of Financial Accounting Standards No. 123(R) “Share Based Payment” (“FAS 123(R)”) and does not correspond to the actual value that will be recognized by each director. For additional information on the calculation of the compensation expense, please refer to note 9(b) and (c) of the company’s consolidated financial statements contained in this prospectus.

(3)	Mr. Morrison received 10,000 RSUs in May 2004 when he was our President and Chief Executive Officer. To date, no portion of these RSU awards has vested. These RSUs were revalued in July 2006 as a result of a modification in the Stock Incentive Plan combined with the IPO. The incremental value as a result of the modification of the plan amounted to $28,000 and has been calculated using the difference between the IPO price and our book value just prior to the IPO. The total stock award compensation expense recorded in this table represents the accounting expense recognized in our consolidated financial statements in accordance with FAS 123(R) and does not correspond to the actual value that will be recognized by this director.

(4)	No stock options were granted to our non-employee directors in 2006. The $215,249 reflects the incremental fair value related to stock options to purchase 116,667 common shares granted to Mr. Morrison in 2001 and 2003, when he was our President and Chief Executive Officer, and which amount was recognized in our 2006 consolidated financial statements in accordance with FAS 123(R) and does not correspond to the actual value that will be recognized by this director. Mr. Morrison’s outstanding stock options were fully vested as of December 31, 2006 and represent all of the outstanding stock options currently held by our non-employee directors. No stock options were exercised by Mr. Morrison in 2006.

(5)	In October 2004, we entered into a consulting agreement with Mr. Morrison, who presently serves as our Chairman of the Board, pursuant to which he receives $150,000 annually. In 2006, we also paid health benefits on behalf of Mr. Morrison and his wife. These amounts are shown in the “All Other Compensation” column above.

(6)	In 2006, none of our non-employee directors received any non-equity incentive plan compensation. In addition, we do not currently have any pension or deferred compensation plans for our non-employee directors. Accordingly, these columns are not included in the “Non-Employee Directors Compensation” table above.

(7)	Resigned from our board of directors on February 17, 2006.

(8)	Resigned from our board of directors on February 10, 2006.

Prior to March 1, 2006, the company compensated directors (other than any director who was an employee of the company) in the amount of $12,000 per year and an additional $1,000 per meeting of our board of directors or any committee thereof.

Effective March 1, 2006, directors who are not our employees are paid the following aggregate fees for serving as directors of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd:

•	$45,000 annually for serving as a director; and

•	$1,500 per meeting attended by a director (meetings of Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd held on the same day are considered one meeting for the purpose of calculating attendance fees).

In addition, certain newly-appointed directors in 2006 received a one-time, initial equity award of RSUs worth $65,000. At the beginning of each year, commencing in January 2007, each non-employee director receives an annual equity award of RSUs worth $65,000. Accordingly, on January 3, 2007 each of our non-employee directors received 1,494 RSUs. Each RSU represents the right to receive one newly-issued, fully paid and non-assessable common share at a future date and fully vests on the first anniversary of the date of grant. All director awards of RSUs granted in 2006 vest 25% a year from the date of grant. The RSUs were, and will be, awarded to our non-employee directors pursuant to the Stock Incentive Plan and were, and will be, granted on similar terms and conditions as those granted to our employees generally.

Committee Fees

Effective March 1, 2006, an attendance fee of $1,500 is paid to each committee member who is not an employee of Allied World Assurance Company Holdings, Ltd or Allied World Assurance Company, Ltd for attendance at committee meetings of Allied World Assurance Company Holdings, Ltd or Allied World Assurance Company, Ltd. Committee meetings of Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd held on the same day are considered one meeting for the purpose of calculating attendance fees.

The Chairman of a committee of the board of directors of Allied World Assurance Company Holdings, Ltd also serves as the Chairman of the same committee of the board of directors of Allied World Assurance Company, Ltd, and receives one retainer, paid annually, for such service. The Chairman of the audit committee of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd receives an annual retainer of $15,000. All other committee chairmen of both Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd receive an annual retainer of $8,000.

Executive Officers

The following table identifies the executive officers of Allied World Assurance Company Holdings, Ltd, including their respective ages and positions as of the date hereof.

Name	Age	Position

Scott A. Carmilani(1)	42	President, Chief Executive Officer and Director
Joan H. Dillard	55	Senior Vice President and Chief Financial Officer
Wesley D. Dupont	38	Senior Vice President, General Counsel and Secretary
Marshall J. Grossack	47	Senior Vice President — Chief Corporate Actuary
Richard E. Jodoin	55	President, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company
John T. Redmond	51	President — Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited

(1)	Biography available under “Directors”.

Joan H. Dillard, CMA, is our Senior Vice President and Chief Financial Officer. In April 2003, Ms. Dillard began working for American International Company Limited, a subsidiary of AIG, and began providing accounting services to us pursuant to a former administrative services contract with American International Company Limited. Through that contract, Ms. Dillard served as our Vice President and Chief Accounting Officer until November 30, 2005. As of December 1, 2005, Ms. Dillard became an employee of our company. From August 2001 until December 2002, Ms. Dillard served as the Chief Financial Officer of Worldinsure Ltd., an insurance technology provider. From May 2000 until April 2001, Ms. Dillard served as the Chief Operating Officer and Chief Financial Officer of CICcorp Inc., a medical equipment service provider. From March 1998 until May 2000, Ms. Dillard served as the Chief Financial Officer of ESG Re Limited, based in Hamburg, Germany, and from 1993 until

1998, Ms. Dillard worked for TIG Holdings, Inc. and served as the Chief Financial Officer of TIG Retail Insurance and later as the Senior Vice President of Alternative Distribution. Prior to that, Ms. Dillard served in various senior financial positions at both USF&G Corporation and American General Corporation.

Wesley D. Dupont is our Senior Vice President, General Counsel and Secretary. In November 2003, Mr. Dupont began working for American International Company Limited, a subsidiary of AIG, and began providing legal services to us pursuant to a former administrative services contract with American International Company Limited. Through that contract, Mr. Dupont served as our Senior Vice President, General Counsel and Secretary from April 2004 until November 30, 2005. As of December 1, 2005, Mr. Dupont became an employee of our company. Prior to joining American International Company Limited, Mr. Dupont worked as an attorney at Paul, Hastings, Janofsky & Walker LLP, a large international law firm, where he specialized in general corporate and securities law. From April 2000 to July 2002, Mr. Dupont was a Managing Director and the General Counsel for Fano Securities, LLC, a specialized securities brokerage firm. Prior to that, Mr. Dupont worked as an attorney at Kelley Drye & Warren LLP, another large international law firm, where he also specialized in general corporate and securities law.

Marshall J. Grossack has been our Senior Vice President — Chief Corporate Actuary since July 2004. From June 2002 until July 2004, Mr. Grossack was a Vice President and Actuary for American International Company Limited, a subsidiary of AIG, and provided services to us pursuant to a former administrative services contract with American International Company Limited. From June 1999 until June 2002, Mr. Grossack worked as the Southwest Region Regional Actuary for subsidiaries of AIG in Dallas, Texas.

Richard E. Jodoin has been the President of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company since July 2002. Prior to joining Allied World Assurance Company (U.S.) Inc., Mr. Jodoin was employed by Lexington Insurance Company in various positions for 17 years, and served as Executive Vice President from 1994 until July 2002.

John T. Redmond joined us in July 2002 and is the President of Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited. Prior to joining our company, Mr. Redmond held various positions with Chubb, and served as a Senior Vice President of Chubb from 1993 until July 2002.

Executive Compensation

Compensation Discussion and Analysis

General Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. The insurance and reinsurance industry is very competitive, and our success depends in substantial part on its ability to attract and retain employees who can further its business objectives.

We became a public company in July 2006 after the successful completion of our IPO. Prior to the IPO, our board of directors and compensation committee were comprised of directors, many of whom were nominated by and affiliated with our founding shareholders, including AIG, Chubb and the Securitas Capital Fund. In anticipation of the IPO, we reconstituted our board of directors and appointed five new independent board members, three of whom comprise the current compensation committee in accordance with the rules of the New York Stock Exchange. Throughout this discussion, where applicable, we will refer to compensation-related policies and decisions made by our former compensation committee or board and those policies and decisions made by our current compensation committee or board.

This section provides information regarding the compensation program for our “named executive officers” or “NEOs” for 2006. See “Principal Shareholders” for a description of our NEOs. Information on a senior officer who left the company and who would otherwise have been included as one of our most highly-compensated executive officers has also been included. This section describes the overall objectives of our compensation programs and each element of compensation.

We have achieved considerable growth since our inception in November 2001 and our compensation programs and plans have been designed to reward executives who contribute to the continuing success of the company.

Compensation Objectives

The compensation committee’s objectives for our compensation programs include:

•	Driving and rewarding employee performance that supports our business objectives and financial success;

•	Attracting and retaining talented and highly-skilled employees;

•	Aligning senior officer compensation with our financial success by having a substantial portion of compensation in performance-based equity awards, particularly at the senior officer level where such person can more directly affect our financial success;

•	Encouraging employees at all levels to strive to advance our business objectives, grow within the organization and build a career at the company;

•	Remaining competitive with other insurance and reinsurance companies, particularly other Bermuda insurance and reinsurance companies with whom we compete for talent; and

•	Balancing the objectives of pay-for-performance and retention. The insurance and reinsurance industry is cyclical and often volatile. Even in periods of downturns in the industry generally and in our performance specifically, our compensation programs should continue to ensure that successful, high-achieving employees will remain motivated and committed to the company.

The compensation committee or our board of directors has in the past taken actions to further our compensation objectives regarding senior officer pay including:

•	Using the services of Watson Wyatt, an independent compensation consultant, to advise on executive compensation issues;

•	Realigning compensation structures, including adopting a performance-based equity plan in 2006, based on a more clearly defined pay strategy; and

•	Reviewing an industry specific Bermuda Peer Group (as discussed below) and reviewing other published survey and compensation market data for more precise compensation comparisons.

Compensation Benchmarking to Bermuda Peer Group

Our Bermuda Peer Group is comprised of eight companies that were reviewed with Watson Wyatt and adopted by the compensation committee based on being within the range of annual revenue, market to book value, net income, total assets and return on equity similar to the company at such time. The Bermuda Peer Group is comprised of Arch Capital Group Ltd., Aspen Insurance Holdings Limited, Axis Capital Holdings Limited, Endurance Specialty Holdings Ltd., Max Re Capital Ltd., Montpelier Re Holdings Ltd., Platinum Underwriters Holdings, Ltd. and RenaissanceRe Holdings Ltd. Watson Wyatt compared key aspects of these companies’ executive compensation programs and also compared the pay of individual executives where the jobs are sufficiently similar to make the comparison meaningful.

Compensation Oversight and Process

The compensation committee oversees our compensation programs and makes all final compensation decisions for the NEOs, including equity awards. Our CEO annually reviews the performance of each senior officer (other than his own performance, which is reviewed by the compensation committee). The current compensation committee takes the following approach to senior executive compensation:

•	The compensation committee meets with the CEO and reviews his compensation recommendations for senior officers, including the other NEOs;

•	Our board of directors interacts with the NEOs and certain other senior officers throughout the year, helping the board members understand each person’s role at the company; and

•	We have engaged Watson Wyatt for the benefit of the compensation committee to conduct analyses on key aspects of NEO and other senior officer pay and performance, and to provide recommendations about plan design.

The CEO is responsible for recommending to the compensation committee all aspects of compensation for each NEO, excluding himself. He reviews the recommendations, survey data and other materials provided to him by Watson Wyatt as well as proxy statements and other publicly available information, and consults with our Senior Vice President of Human Resources in making these decisions. The conclusions and recommendations resulting from these reviews and consultations, including proposed salary adjustments and annual cash bonus and equity award amounts, are then presented to the compensation committee for its consideration and approval. The compensation committee has discretion to modify any recommendation it receives from management.

Our board of directors has the opportunity to meet with certain senior officers of the company, including the NEOs, at various times during the year. In 2006, the NEOs met with and made presentations to our board of directors regarding their respective business lines or responsibilities. We believe that the interaction among our NEOs and our board of directors is important in enabling our board of directors, including the members of the compensation committee, to form its own assessment of each NEO’s performance.

The compensation committee held meetings with Watson Wyatt to review in detail their recommendations, surveys, including Bermuda Peer Group compensation information, and other materials prior to making any compensation-related decisions regarding the NEOs and certain other senior officers. The compensation committee reviewed detailed tallysheets prepared by the company that set forth all facets of compensation received by 12 of our highest paid senior executives, including the current value of equity-based awards and payments that would be required under various severance and change-in-control scenarios. The compensation committee made its compensation decisions based on both qualitative and quantitative factors.

The compensation committee has established a number of processes to assist it in ensuring that NEO and senior officer compensation is achieving its objectives. Among those are:

•	Assessment of company performance;

•	Assessment of individual performance;

•	Benchmarking; and

•	Total compensation review, which includes base salary, annual cash bonuses, long-term incentive compensation, perquisites and contributions to retirement plans.

Components of Executive Compensation

For 2006, total compensation for the NEOs consisted of the following:

•	Base salary;

•	Annual Cash bonus;

•	Equity compensation, through grants of RSUs and performance-based awards under our Long-Term Incentive Plan (“LTIP”);

•	Perquisites, particularly reimbursement for housing expenses and a cost of living allowance for our senior officers residing in Bermuda; and

•	Retirement, health and welfare benefits.

Cash Compensation

Base Salary.  Base salary is the guaranteed element of the NEO’s annual cash compensation. Having competitive base salaries is an important part of attracting and retaining key employees. Base salaries are determined generally by evaluating a senior officer’s level of responsibility, skills, qualifications, experience and performance as well as the company’s performance. In 2005, the compensation committee reviewed the compensation, including the base salary, of the NEOs. The former compensation committee reviewed compensation data of senior officers of the Bermuda Peer Group as well as published survey data of other North American insurance and reinsurance companies. The analysis also looked at the prospectus filings for five Bermuda insurance companies’ initial public offerings to study compensation levels for these companies during their pre-IPO periods. In addition, Watson Wyatt Data Services surveys of the sector were considered.

The data indicated that senior officers’ base salaries were significantly below market median. The former compensation committee decided to improve the competitiveness of base salaries of certain of our senior officers, but still keep them below the median of the Bermuda Peer Group. The former compensation committee believed that keeping senior officers’ base salaries, including base salaries of the NEOs, below the median was important primarily because the company was privately held at this time and the Bermuda Peer Group was comprised of public companies. The former compensation committee believed that our base salary levels should be below the Bermuda Peer Group while the company remained private.

The base salaries established by the former compensation committee remained in effect through the end of 2006 and are reflected in the Summary Compensation Table below for our NEOs. The NEOs’ base salaries were recently increased. See “— Forward-Looking Compensation Decisions” for more information.

Annual Cash Bonus.  The company pays annual cash bonuses in order to align employees’ goals with the company’s performance and earnings growth objectives for the year. Our annual cash bonus program is an important element in retaining talented employees and rewarding performance. Cash bonuses paid to our NEOs for 2006 appear in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column.

As described above in “— Cash Compensation — Base Salary”, in 2005 the former compensation committee conducted an extensive review of the compensation of our senior officers. As with base salaries, the former compensation committee determined that annual cash bonuses paid to our senior officers also lagged behind the market median, resulting in total cash compensation (base salary plus annual cash bonus) being significantly below the market median.

After extensive internal reviews and discussions, as well as consultations with Watson Wyatt, the former compensation committee decided to establish a more structured, yet still flexible, cash bonus program in lieu of the discretionary cash bonus program then in place. For 2006, the cash bonus program, in combination with increased base salary levels for certain NEOs, improved the competitiveness of total cash compensation, although total cash compensation, even after these increases, was still below the median of the Bermuda Peer Group.

In May 2006, the current board approved and implemented this new cash bonus program, which has two facets: (1) an overall cash bonus pool that is funded and out of which individual annual cash bonuses are paid; and (2) a process by which individual annual cash bonuses are determined. Our NEOs were eligible to receive an annual cash bonus based on a percentage of their annual base salary as follows:

Bonus Target
Name	Percentage

Scott A. Carmilani	100%
Joan H. Dillard	75%
Wesley D. Dupont	40%
Richard E. Jodoin	60%
G. William Davis, Jr.	75%

The methodology used to determine the annual cash bonus pool from which individual bonuses are paid contains both a formulaic element and a discretionary element. The formulaic element makes up 50% of the cash bonus pool funding and the discretionary element makes up the other 50% of the cash bonus pool funding. The objective is to provide structure and predictability for our senior officers while also permitting the compensation committee to take actions when necessary in light of the cyclicality and volatility of the insurance and reinsurance industry.

The Formulaic Element.  In 2006, the annual cash bonus pool used earnings before interest and taxes (“EBIT”) as the financial metric to establish funding targets in one of three categories: (1) Minimum Target, (2) Target and (3) Maximum Target. The Minimum Target category was the lowest EBIT number that could be reached and still obtain funding of the formulaic element. The annual cash bonus pool is only 50% funded if the Minimum Target is reached. The Target category is where EBIT meets the goal set by the compensation committee, and if the company reaches this category, the annual cash bonus pool is 100% funded. The Maximum Target occurs when the company equals or exceeds 120% of its EBIT goal and the cash bonus pool is 150% funded.

For 2006, the following EBIT amounts and annual cash bonus pool funding were approved:

Performance	Minimum		Maximum
Versus Goal	Target	Target	Target

EBIT	$282 million	$353 million	$424 million
EBIT as a Percentage Goal	80%	100%	120%
Bonus Pool Funding	50%	100%	150%

Why use EBIT as the financial metric?   The EBIT financial metric was originally selected for the 2006 fiscal year by the former compensation committee as they believed it best reflected annual results.

How is EBIT calculated?   EBIT is calculated by taking the company’s net income and adding back interest expense and tax expense. In 2006, EBIT was derived as follows (based on approximate totals): $442.8 million of net income, plus $32.6 million of interest expense, plus $5.0 million of income tax expense equals $480.4 million of EBIT. Based on the $424 million Maximum Target reflected in the table above, the company exceeded the target by approximately $56.4 million, or 13.3%.

The Discretionary Element.  As stated above, the discretionary portion of the award is intended to give the compensation committee flexibility in light of the cyclicality and volatility of the insurance and reinsurance industry. The compensation committee first funds the annual cash bonus pool based on EBIT and then funds 50% of the annual cash bonus pool based on various discretionary considerations. The compensation committee then determines each senior officer’s annual cash bonus, which is paid out of the total pool.

Depending on the overall cash bonus pool funding level, awards to individual officers are made based on the CEO’s and compensation committee’s assessment of individual performance.

The compensation committee sought to reward the NEOs for their performance and achievements in 2006, including:

•	successfully completing the IPO and obtaining a New York Stock Exchange listing;

•	successfully raising approximately $500.0 million in July 2006 through the issuance of our 7.50% senior notes due 2016 (which are described in this prospectus);

•	growing our U.S. operations, with offices in Boston, Chicago, New York and San Francisco; and

•	transitioning away from services provided by our founding shareholders and providing our own technological infrastructure and administrative services.

Based on the foregoing factors, the annual cash bonus pool was funded at 145% of Target. The table below sets forth the annual cash bonus earned for 2006 by each of the NEOs as a percentage of his or her salary and of target bonus:

	Bonus as a	Bonus as a
Name	Percentage of Salary	Percentage of Target

Scott A. Carmilani	163.6%	163.6%
Joan H. Dillard	110.0%	146.7%
Wesley D. Dupont	58.5%	146.2%
Richard E. Jodoin	75.0%	125.0%
G. William Davis, Jr.	123.1%	164.1%

Equity Compensation

Our long-term incentive compensation is structured under its three equity compensation plans:

•	the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (the “Stock Option Plan”);

•	the Stock Incentive Plan; and

•	the LTIP.

2,000,000 common shares may be issued under each of the Stock Option Plan, Stock Incentive Plan and the LTIP, for an aggregate of 6,000,000 common shares. As of December 31, 2006, 1,247,150 stock options have been granted to all employees, and upon vesting, will be exercisable into the same number of common shares; 713,871 RSUs were granted to all employees, and upon vesting, will convert to the same number of common shares; and 228,334 performance-based shares were issued under the LTIP.

The former compensation committee believed that a substantial portion of each NEO’s compensation should be in the form of equity awards and that such awards serve to align the interests of the NEOs and our shareholders. The current compensation committee retains this belief. Historically, equity awards to the NEOs were made pursuant to the Stock Option Plan and Stock Incentive Plan.

Stock Options.  Stock options align employee incentives with shareholders because stock options have value only if the common share price increases over time. Our ten-year stock options help focus employees on long-term performance. In addition, stock options are intended to help retain key employees because they typically cannot be exercised in full until after four years and, if not exercised, unvested stock options are forfeited if the employee leaves the company before retirement. The vesting period also helps keep employees focused on our financial success. The Stock Option

Plan does not permit stock option repricing; likewise, if the common share price declines after the grant date, the Stock Option Plan does not allow for the replacement of stock options. No stock options were granted to NEOs in 2006 as the compensation committee chose to make performance-based awards under the LTIP in lieu of stock option grants and RSU awards.

RSU Awards.  While the bulk of RSU awards to NEOs have historically been made pursuant to our annual grant program, the compensation committee retains the discretion to make additional awards at other times. In July 2006, the current board awarded special retention RSUs to key employees of the company, including the NEOs, prior to the IPO. The compensation committee wanted to ensure the long-term retention of our senior officers, including the NEOs. The objective of these RSU awards primarily was to motivate and retain senior officers, including the NEOs, by increasing their unvested equity stakes, and to ensure continuity of management as the company approached its IPO. The RSUs were awarded under the Stock Incentive Plan with vesting terms as follows: 50% vest after the fourth anniversary of the date of grant and the remaining 50% vest after the fifth anniversary.

Prior to such retention RSU awards, our board of directors requested that Watson Wyatt conduct a thorough analysis of relevant factors, including the values of the vested and unvested equity stakes, the burn rate and the potential gain that could result following the IPO.

We also grant RSUs as part of our equity compensation package to our employees, including the NEOs. Generally these RSUs vest pro rata over four years. In 2006, no RSUs were granted to the NEOs other than the special retention awards.

The LTIP.  During its compensation review of 2005, the former compensation committee reaffirmed the importance of a long-term equity based component. However, rather than use only stock options grants and RSU awards as in prior years, the former compensation committee decided that annual grants should be in the form of a performance-based equity award in order to better link the company’s performance to the NEO’s compensation and better align the interests of the NEOs with the interest of the shareholders. The current compensation committee continues to believe that such a performance-based equity award to its senior officers will promote our growth and profitability.

The LTIP was formally adopted by the current board in May 2006, at which time 228,334 of these performance-based equity awards were issued. Each award represents the right to receive a number of the company’s common shares in the future, based upon the achievement of established performance criteria during an applicable three-year performance period. These awards will vest after the fiscal year ending December 31, 2008 in accordance with the terms and performance conditions of the LTIP as described in more detail below.

Financial Metric.  The former compensation committee selected “adjusted book value” as the financial metric for the 2006 grant of performance-based equity awards because the compensation committee believed this metric correlated best with long-term shareholder value and the long-term health of the company. This financial metric was approved and adopted by the current board in May 2006.

For 2006, vesting of the performance shares is based on an average annual growth in the adjusted book value of the company’s common shares as follows:

Performance	Below
Versus Goal	Threshold	Threshold	Target	Maximum

2006-2008 Average Per Annum Adjusted Book Value Growth	Below 9%	9%	12%	15%
Number of Shares Earned	0	50%	100%	150%
		of Targeted Shares	of Targeted Shares	of Targeted Shares

No performance-based equity awards vest if our average annual growth in adjusted book value for the three-year period ending December 31, 2008 falls below 9%. No LTIPs vested in 2006 because the performance metric is not measured until after the completion of the third year in 2008.

In 2006, each of the NEOs received an award of performance shares as follows:

Name	Target Shares

Scott A. Carmilani	60,000
Joan H. Dillard	13,333
Wesley D. Dupont	10,000
Richard E. Jodoin	13,333
G. William Davis, Jr.	20,000

How is Adjusted Book Value calculated?   For purposes of vesting performance shares under the LTIP, adjusted book value is defined as “total shareholder’s equity” adjusted for (1) any special, one-time dividends declared; (2) accumulated other comprehensive income (consisting primarily of unrealized gains and losses on the investment portfolio); and (3) any capital events (such as capital contributions or share repurchases).

Is there a Discretionary Element?   In addition to the above three factors, the compensation committee may consider in its discretion any other extraordinary events that may affect year-end results.

The number of performance-based awards available for grant each year is determined by the compensation committee. In making its determination, the compensation committee may consider the number of available shares remaining under the LTIP, the number of employees who will be participating in the LTIP, market data from competitors with respect to the percentage of outstanding shares made available for annual grants to employees and the need to retain and motivate key employees.

Benefits and Perquisites

The location of our global headquarters in Bermuda affects our ability to attract and retain talented employees as well as the ways in which we compensate these employees. As many of our NEOs are non-Bermudians who have relocated to Bermuda, we believe it is important to remain competitive with other Bermuda insurance and reinsurance companies regarding compensation in order to attract and retain talented employees to grow our business. Many of the benefits and perquisites discussed below are offered only to those NEOs who have relocated to Bermuda.

Perquisites.  Our NEOs receive various perquisites paid by the company. These perquisites include a housing allowance, cost of living allowance (“COLA”), club membership and return flights to their home country for executives and their family members who are in Bermuda. Many of these perquisites are typical of perquisites provided to our other expatriate employees located in Bermuda. Similar perquisites are provided by our competitors for employees in a similar position and have been necessary for recruitment and retention purposes. Our perquisites include:

Housing Allowance.  Non-Bermudians are by law significantly restricted from owning property in Bermuda. This has resulted in a housing market that is largely based on renting to expatriates who work on the island. Housing allowances are a near universal practice for expatriates. We base our housing allowances on available rental market information and our knowledge of the housing rental market in general. Each housing allowance is based on the level of the employment position compared with such market data.

COLA.  In addition to the base salary, NEOs and other senior executives who are expatriates and who work on the island also receive a monthly COLA based upon the amount of base salary that would have been spent on a “basket” of goods and services had such individual not relocated to Bermuda versus the cost of the same “basket” of goods and services in

Bermuda. Factors in determining COLA also include level of base salary and the size of the senior officer’s family living in Bermuda.

Club Membership.  The provision of a club membership or financial assistance with joining a club in Bermuda is common practice in the marketplace and enables expatriate employees to settle into the community. It also has the benefit of enabling the NEOs to establish social networks with clients and others.

Home Leave.  Reimbursement for airfare to a home country is common practice for expatriates who are working in Bermuda. We believe that this helps the expatriate and his or her family to better keep in touch with relatives and other social networks. Such a benefit is provided by the Bermuda Peer Group companies and is necessary for both recruitment and retention purposes.

Tax Planning.  Because many of our senior officers are non-Bermudians and are subject to complicated tax issues from working abroad, we provide reimbursement or payment of the cost of financial and tax planning to certain of the senior officers, including our NEOs. We believe this perquisite is necessary for retention purposes and is important for the financial welfare of our expatriated employees.

Tax “Gross-Ups”.  In 2006, the U.S. Tax Increase and Prevention and Reconciliation Act 2005 (the “Tax Act”) was passed, which significantly increased the amount of U.S. federal tax our employees that are U.S. citizens have to pay. As a result of the Tax Act, we agreed to “gross-up” U.S. taxpayers who are employees working in Bermuda in connection with these additional tax obligations. We believe this perquisite is important in retaining employees affected by the Tax Act.

Aircraft Usage.  One of our subsidiaries leases the fractional use of one aircraft and fractionally owns another. We determined that these aircraft were necessary primarily to facilitate directors attending board meetings in Bermuda. During 2006, certain of the NEOs used these aircraft from time to time for business purposes. If the aircraft are used for personal reasons, the incremental cost for such use, not including fixed costs, shall be included in total perquisites for the NEO. During 2006, Mr. Carmilani used one of the aircraft for personal reasons. See “Summary Compensation Table” below for more information.

Some of the NEOs elected to forego one or more of the benefits and perquisites. Mr. Jodoin was not eligible to receive the benefits and perquisites described above as he is a U.S. citizen based out of the company’s Boston office.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare programs to all eligible employees. The NEOs generally are eligible for the same benefit programs on the same basis as the rest of our employees. The health and welfare programs are intended to protect employees against catastrophic loss and include medical, pharmacy, dental, vision, life insurance, accidental death and disability, and short- and long-term disability. We provide full-time employees with these benefits at no cost to the employee. We offer a qualified 401(k) savings and retirement plan (as described below) for our U.S. employees (wherever they may be located) and similar plans for non-U.S. employees. In lieu of participating in our 401(k), Mr. Davis participates in the Bermuda Pension Plan. All Company employees, including the NEOs, are generally eligible for these plans. We contribute to such employees’ accounts as well. We believe that contributing to an employee’s retirement account attracts employees who want to stay with the company for the long term and help it grow.

401(k) Plans

We established an Allied World Assurance Company, Ltd 401(k) plan for the benefit of our U.S. employees who are based in Bermuda and a Newmarket Underwriters Insurance Company

401(k) plan for the benefit of our U.S. employees who are located in the United States. In October 2006, we adopted the Allied World Assurance Company (U.S.) Inc. 401(k) Plan, effective as of January 1, 2006. This 401(k) plan was adopted by our operating subsidiaries and is for the benefit of our U.S. employees who are located in any of our offices. Under the 401(k) plan, U.S. employees who are at least 21 years of age and have completed three months of service with the company are eligible to participate. Under the 401(k) plan and subject to limits established under the Code, eligible employees may contribute to the plan, on a pre-tax basis, and we will make matching contributions on the first 5% of earnings contributed by employees (capped at $220,000 $210,000 and $205,000 for the years ended December 31, 2006, 2005 and 2004, respectively). We may also elect to make discretionary contributions for employees under the 401(k) plan that are unrelated to employee contributions. Employees are immediately 100% vested in their own contributions to the 401(k) plan and become 100% vested in employer matching and discretionary contributions upon attaining two years of credited service under the plan. An eligible employee also becomes fully vested if he or she is disabled or dies or upon the employee’s retirement. The 401(k) plan is subject to the U.S. Employee Retirement Income Securities Act of 1974, as amended, and the Code.

Supplemental Executive Retirement Plans

We have established the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan (which we refer to as the SERP), effective as of January 1, 2005, for certain of our U.S. employees (generally assistant vice presidents and up) wherever they may be located. Each of our NEOs participates in the SERP. Under the SERP, the company or its subsidiaries will make a contribution equal to 10% of a participant’s annual salary and participants may voluntarily contribute up to 25% of their annual salary (for these purposes annual salary is currently capped at $200,000). Participant contributions to the SERP vest immediately. There is a five-year cumulative vesting period for all company contributions so that upon completion of five years of service, a participant will be 100% vested in all prior and future contributions made on his or her behalf by the company or its subsidiaries. The company contributions shall also fully vest upon a participant’s retiring after attaining the age of 65. Executives may defer receipt of part or all of their cash compensation under the SERP. The program allows U.S. officers to save for retirement in a tax-effective way at minimal cost to the company. We believe that contributing to a participant’s retirement and having a five-year cumulative vesting for the company’s contributions on behalf of a participant attracts employees who want to remain with the company for the long term and help it achieve its business objectives.

International Level 1 Plan

Effective November 20, 2002, we established the Allied World Assurance Company, Ltd International Retirement Plan Level 1 (which we refer to as the international level 1 plan) for the benefit of non-U.S. and non-Bermuda employees. Under the international level 1 plan, eligible employees are required as a condition of employment to contribute 5% of their annual earnings (capped at $200,000 per year) (and may contribute additional amounts up to 10% of annual earnings), and the company will make an employer contribution equal to 5% of each eligible employee’s annual earnings. We may also elect to make additional discretionary contributions for employees. Employee contributions to the international level 1 plan immediately vest and employer contributions become 100% vested upon the employee attaining two years of credited service under the plan.

International Level 2 Plan

Effective November 20, 2002, we established the Allied World Assurance Company, Ltd International Retirement Plan Level 2 (which we refer to as the international level 2 plan) for the benefit of non-U.S. senior officers. Under the international level 2 plan, eligible employees may contribute up to 25% of their annual earnings (capped at $200,000 per year), and we will make an employer contribution equal to 10% of each eligible employee’s annual earnings (capped at $200,000 per year).

We may also elect to make additional discretionary contributions for employees. Employee contributions to the international level 2 plan immediately vest and employer contributions become 25% vested as of the first, second, third and fourth years of credited service under the plan.

Bermuda Pension Plan

Effective as of January 1, 2002, we established the Pension Plan of Allied World Assurance Company, Ltd (which we refer to as the Bermuda pension plan) for the benefit of Bermuda employees and non-Bermudians who are spouses of Bermudians. Under the Bermuda pension plan, eligible employees who are at least 23 years of age and have provided at least three months of service to the company are required as a condition of employment to contribute 5% of their annual salary (and may voluntarily contribute additional amounts), and we will make an employer contribution equal to 5% of each eligible employee’s annual salary. Employee contributions to the Bermuda pension plan immediately vest and employer contributions become 100% vested upon the employee attaining two years of credited service under the plan.

U.K. and Irish Pension Plans

Effective December 2002, we established the Allied World Assurance Company (Europe) Limited Pension Stakeholder Pension Plan for our U.K. employees (which we refer to as the stakeholder pension plan). Under the stakeholder pension plan, employees are eligible to contribute 17.5% to 40% of their annual earnings (the applicable percentage being a function of the age of the employee). Following completion of at least one year of service, we make employer contributions ranging 5% to 13% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee), and matching contributions ranging from 0% to 4% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee). Following completion of five years of service, we will make an additional loyalty contribution ranging from 1% to 4% of each eligible employee’s annual earnings based on the number of years of completed service. Employees are immediately 100% vested in both their own contributions to the stakeholder pension plan and any employer contributions.

Effective September 2002, we established the Allied World Assurance Company Pension Scheme for our Irish employees (which we refer to as the Irish pension scheme). Under the Irish pension scheme, we make employer contributions ranging 5% to 13% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee). We will also make matching contributions ranging from 0% to 4% of each eligible employee’s annual earnings (the applicable percentage being a function of the age of the employee), provided that the eligible employee contributes the same percentage of annual earnings to the Irish pension scheme. Following completion of five years of service, we will make an additional loyalty contribution of 1% of each eligible employee’s annual earnings. Employees are immediately 100% vested in their own contributions to the Irish pension scheme and become 100% vested in employer contributions upon attaining two years of credited service under the scheme.

Ownership Guidelines and Hedging Policies

We do not have any share ownership requirements for our directors or employees. Under our Policy Regarding Insider Trading for all Directors, Officers and Employees and its Code of Conduct and Business Ethics, employees are prohibited from engaging in speculative or “in and out” trading in securities of the company. In addition, we also prohibit hedging and derivative transactions in our securities (other than transactions in our employee stock options). These transactions are characterized by short sales, buying or selling publicly traded options, swaps, collars or similar derivative transactions.

Employment Agreements/Severance Arrangements

We have entered into employment agreements with each of Messrs. Carmilani, Davis and Dupont and Ms. Dillard — the four NEOs who reside in Bermuda. Effective as of March 31, 2007, Mr. Davis entered into a Retirement and Consulting Agreement with the company, which supercedes his employment agreement. The employment agreements, along with the Retirement and Consulting Agreement, are described below under “— Employment Agreements”. Apart from name, title, base salary and housing allowance, the employment agreements of these NEOs are identical to each other as well as to other senior officers. We believe that entering into these employment agreements supports our compensation objectives of attracting and retaining talented and highly-skilled employees, rewarding performance and remaining competitive with other insurance and reinsurance companies in Bermuda.

Generally, these employment agreements provide each NEO with two years’ base salary and annual bonus, among other things, should he or she be terminated by the company without cause or should he or she terminate the employment agreement with good reason. The two-year period increases to three should such termination occur within 12 months of a change in control. In addition, all equity-based awards shall fully vest immediately prior to such change in control, regardless of whether or not the NEO is terminated. Please see “— Narrative Disclosure Regarding Equity Plans and Employment Agreements — Employment Agreements” for more information.

On December 31, 2006, Jordan Gantz, our former Executive Vice President and Chief Underwriting Officer, voluntarily terminated his employment with the company and its subsidiaries and resigned from all positions he held as an employee, officer or director of the company or its subsidiaries. In connection therewith, the company and Mr. Gantz entered into a Separation and Release Agreement. The compensation committee determined that the severance package to Mr. Gantz was reasonable based on his position level, service to the company, release of possible claims against the company and his continuing cooperation obligations. For more information, see the “Summary Compensation Table” below.

Forward-Looking Compensation Decisions

The compensation committee will continue its recent policy of approving annual equity awards at a regularly scheduled meeting. Employees, other than senior officers, historically received their annual cash bonus, equity grants and base salary adjustments (as applicable) in December of each year. The compensation committee has adopted a new policy requiring that the annual cash bonus, equity awards and base salary adjustments be determined after year-end financials have been prepared and completed. The compensation committee believes that compensation decisions regarding employees should be made after year-end results have been determined to better align employee compensation with company performance and shareholder value.

The compensation committee also established an objective of benchmarking NEO compensation to the Bermuda Peer Group. In 2006, specific percentile levels for total cash compensation and total compensation were not established. The compensation committee intends to position total cash compensation around the median and total compensation around the 75th percentile. The compensation committee believes this will motivate and retain senior officers and reward the NEOs for their performance. The basic structure of equity compensation for senior officers and NEOs is not expected to materially change.

The 2007 base salaries for our NEOs are listed below. The compensation committee did take certain actions to adjust Mr. Carmilani’s base salary level to bring it nearer to the median.

2007
Name	Base Salary(1)

Scott A. Carmilani	$900,000
Joan H. Dillard	$320,000
Wesley D. Dupont	$276,500
Richard E. Jodoin	$302,500
G. William Davis, Jr.(2)	$345,000

(1)	Effective retroactive to January 1, 2007.

(2)	Mr. Davis retired effective as of March 31, 2007. Pursuant to the terms of his Retirement and Consulting Agreement, described below in “— Employment Agreements”, Mr. Davis will receive all accrued but unpaid base salary through March 31, 2007.

Summary Compensation Table

						Change in
						Pension Value
						and Non-Qualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)(2)	($)(3)	($)(4)	($)	($)(5)	($)

Scott A. Carmilani(1)	2006	$550,000	$1,457,120	$209,105	$900,000	—	$418,633	$3,534,858
President, Chief Executive Officer and Director
Joan H. Dillard	2006	$300,000	$325,117	$100,589	$330,000	—	$238,333	$1,294,039
Senior Vice President and Chief Financial Officer
Wesley D. Dupont	2006	$265,000	$303,518	$75,442	$155,000	—	$279,702	$1,078,662
Senior Vice President, General Counsel and Secretary
Richard E. Jodoin	2006	$300,000	$322,481	$58,385	$225,000	—	$37,075	$942,941
President, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company
G. William Davis, Jr.(6)	2006	$325,000	$462,623	$115,286	$400,000	—	$286,403	$1,589,312
Jordan M. Gantz(7)	2006	$425,000	$139,162	$105,607	—	—	$782,809	$1,452,578

(1)	Mr. Carmilani receives no additional compensation for serving as one of our directors.

(2)	The amounts shown in the “Stock Awards” column equal the dollar amount recognized by us during 2006 as compensation expense for financial statement reporting purposes as a result of RSU awards made in 2006 and in prior years and performance-based awards made under our LTIP in 2006 in accordance with FAS 123(R). Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For RSUs and LTIP awards issued in 2006, the fair value has been calculated using the closing price of the company’s common shares on the date of grant. For RSUs issued prior to 2006, the incremental fair value as a result of the IPO and modification of the plans has been calculated using the difference between the IPO price of $34.00 per share and the book value immediately prior to the IPO. For additional information on the calculation of the compensation expense, please refer to note 9(b) and (c) of our consolidated financial statements contained in this prospectus. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the NEOs. For more information on RSU and performance-based awards under our LTIP made to the NEOs during 2006, please see the “Grants of Plan-Based Awards” table below.

(3)	The amounts shown in the “Option Awards” column equal the dollar amount recognized by us during 2006 as compensation expense for financial reporting purposes as a result of options granted in 2006 and in prior years in accordance with FAS 123(R). Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-

based vesting conditions. For stock option awards issued in 2006 and in prior years, the fair value has been calculated by using the Black-Scholes option-pricing model. For additional information on the calculation of the compensation expense including the valuation assumptions used within the option-pricing model, please refer to note 9(a) of our consolidated financial statements contained in this prospectus. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the NEOs. For more information on option grants made to the NEOs during 2006, please see the “Grants of Plan-Based Awards” table below.

(4)	The amounts shown in the “Non-Equity Incentive Plan Compensation” column represent cash bonuses earned under our 2006 cash bonus plan and were paid in February 2007. For a description of our annual cash bonus plan, see “— Compensation Discussion and Analysis — Cash Compensation — Annual Cash Bonus”.

(5)	The amounts shown in the “All Other Compensation” column are attributable to perquisites and other personal benefits or compensation not reported elsewhere in the Summary Compensation Table. The table below shows certain components of the “All Other Compensation” column.

	401(k)/
	Bermuda
	Pension Plan		SERP		Tax	Voluntary		Aggregate
	Company		Company		‘‘Gross-	Termination		“All Other
Name	Contributions		Contributions(b)	Perquisites(c)	Ups”(d)	Payments		Compensation”

Scott A. Carmilani	$11,000		$20,000	$289,222	$98,411	—		$418,633
Joan H. Dillard	$11,000		$20,000	$166,119	$41,214	—		$238,333
Wesley D. Dupont	$11,000		$20,000	$192,264	$56,438	—		$279,702
Richard E. Jodoin	$11,000		$20,000	$6,075	—	—		$37,075
G. William Davis, Jr.	$16,250	(a)	$20,000	$192,010	$58,143	—		$286,403
Jordan M. Gantz	$11,000		$20,000	$222,176	$72,424	$457,209	(e)	$782,809

(a)	Mr. Davis participates in our Bermuda pension plan.

(b)	We made contributions to the SERP on behalf of Messrs. Carmilani, Davis, Dupont, Jodoin and Gantz and Ms. Dillard.

(c)	Perquisites in 2006 for the NEOs include reimbursements for amounts for certain home leave travel expenses, housing allowances, utilities, club dues, life insurance premiums, tax preparation, parking, storage expenses, company-leased or fractionally-owned airplane usage and cost of living allowances. Not all of these perquisites are applicable to all of our NEOs. For 2006, Mr. Carmilani received a housing allowance of $192,000 and a cost of living allowance of $62,088; Ms. Dillard received a housing allowance of $88,200 and a cost of living allowance of $61,380; Mr. Davis received a housing allowance of $120,000 and a cost of living allowance of $61,380; and Mr. Dupont received a housing allowance of $112,700 and a cost of living allowance of $60,313. For 2006, Mr. Gantz received a housing allowance of $144,000 and a cost of living allowance of $61,380. We lease the fractional use of one aircraft and fractionally own another. The incremental cost of the personal use of these aircraft is based on the variable operating costs to us, including fuel costs, mileage, trip-related maintenance, federal excise tax, landing/ramp fees and other miscellaneous variable costs. Fixed costs that do not change based on usage, such as the lease and ownership costs and the cost of maintenance not related to trips, are excluded. During 2006, Mr. Carmilani used one aircraft on one occasion for personal use. The incremental cost of such use is included in the aggregate amount of perquisites he received in 2006. For more information on personal benefits and perquisites, please see “— Compensation Discussion and Analysis — Benefits and Perquisites”.

(d)	We agreed to “gross-up” our employees residing in Bermuda who are U.S. taxpayers for additional tax obligations incurred in 2006 as a result of the Tax Act. The amounts provided in the table above for Tax Gross-Ups are estimates based on advice from an independent tax advisor and our current understanding of the Tax Act. The application of the Tax Act to the applicable NEOs has not been finalized and the “gross-up” amounts provided above are subject to revision. For more information on personal benefits and perquisites, please see “— Compensation Discussion and Analysis — Benefits and Perquisites”.

(e)	Pursuant to his separation and release agreement, “voluntary termination payments” to Mr. Gantz included a discounted lump sum payment of nine month’s base salary of $315,247, repatriation and shipping expenses between Bermuda and the United States of $100,000, a cash payment of $32,962 for unused vacation days and up to $9,000 for medical and dental benefits equivalent to those provided by the company.

(6)	Mr. Davis retired as our Executive Vice President — Worldwide Treaty & Facultative Reinsurance, effective as of March 31, 2007.

(7)	Mr. Gantz, our former Executive Vice President and Chief Underwriting Officer, voluntarily terminated his employment with the company and its subsidiaries as of December 31, 2006.

Grants of Plan-Based Awards

									All		All
									Other		Other		Grant
									Stock		Option	Exercise	Date Fair
									Awards:		Awards:	or Base	Value of
									Number of		Number of	Price of	Stock
			Estimated Future Payouts Under Non-			Estimated Future Payouts Under			Shares of		Securities	Option	and
	Grant		Equity Incentive Plan Awards(2)			Equity Incentive Plan Awards(3)			Stock or		Underlying	Awards	Option
Name	Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units (#)		Options (#)(6)	($/Sh)	Awards

Scott A. Carmilani	5/22/2006		$275,000	$550,000	—	—	—	—	—		—	—	—
	5/22/2006		—	—	—	30,000	60,000	90,000	—		—	—	$3,060,000
	7/11/2006	(1)	—	—	—	—	—	—	25,000	(4)	—	—	70,000
	7/11/2006		—	—	—	—	—	—	50,000	(5)	—	—	1,700,000
	7/11/2006	(1)	—	—	—	—	—	—	—		66,667	$24.27	46,447
	7/11/2006	(1)	—	—	—	—	—	—	—		13,333	$23.61	41,673
	7/11/2006	(1)	—	—	—	—	—	—	—		13,333	$29.52	84,074
	7/11/2006	(1)	—	—	—	—	—	—	—		20,000	$32.70	172,912
Joan H. Dillard	5/22/2006		$112,500	$225,000	—	—	—	—	—		—	—	—
	5/22/2006		—	—	—	6,666	13,333	19,999	—		—	—	$679,983
	7/11/2006	(1)	—	—	—	—	—	—	3,333	(4)	—	—	9,332
	7/11/2006		—	—	—	—	—	—	20,000	(5)	—	—	680,000
	7/11/2006	(1)	—	—	—	—	—	—	—		33,333	$28.32	402,354
Wesley D. Dupont	5/22/2006		$53,000	$106,000	—	—	—	—	—		—	—	—
	5/22/2006		—	—	—	5,000	10,000	15,000	—		—	—	$510,000
	7/11/2006	(1)	—	—	—	—	—	—	3,333	(4)	—	—	9,332
	7/11/2006		—	—	—	—	—	—	30,000	(5)	—	—	1,020,000
	7/11/2006	(1)	—	—	—	—	—	—	—		25,000	$28.32	301,769
Richard E. Jodoin	5/22/2006		$90,000	$180,000	—	—	—	—	—		—	—	—
	5/22/2006		—	—	—	6,666	13,333	19,999	—		—	—	$679,983
	7/11/2006	(1)	—	—	—	—	—	—	3,334	(4)	—	—	9,335
	7/11/2006		—	—	—	—	—	—	17,500	(5)	—	—	595,000
	7/11/2006	(1)	—	—	—	—	—	—	—		50,000	$24.27	34,835
	7/11/2006	(1)	—	—	—	—	—	—	—		1,667	$23.61	5,210
	7/11/2006	(1)	—	—	—	—	—	—	—		2,500	$29.52	15,764
	7/11/2006	(1)	—	—	—	—	—	—	—		2,500	$32.70	21,614
G. William Davis, Jr.(7)	5/22/2006		$121,875	$243,750	—	—	—	—	—		—	—	—
	5/22/2006		—	—	—	10,000	20,000	30,000	—		—	—	$1,020,000
	7/11/2006	(1)	—	—	—	—	—	—	11,666	(4)	—	—	32,665
	7/11/2006	(1)	—	—	—	—	—	—	—		8,333	$24.27	5,806
	7/11/2006	(1)	—	—	—	—	—	—	—		13,333	$23.61	41,673
	7/11/2006	(1)	—	—	—	—	—	—	—		6,667	$29.52	42,040
	7/11/2006	(1)	—	—	—	—	—	—	—		5,000	$31.47	36,734
	7/11/2006	(1)	—	—	—	—	—	—	—		8,333	$32.70	72,044
Jordan M. Gantz(8)	7/11/2006	(1)	—	—	—	—	—	—	13,333	(4)	—	—	$37,332
	7/11/2006	(1)	—	—	—	—	—	—	—		50,000	$24.27	34,835
	7/11/2006	(1)	—	—	—	—	—	—	—		5,000	$23.61	15,628
	7/11/2006	(1)	—	—	—	—	—	—	—		6,667	$29.52	42,040
	7/11/2006	(1)	—	—	—	—	—	—	—		8,333	$32.70	72,044

(1)	Represents the date on which the Stock Incentive Plan and Stock Option Plan was modified in accordance with FAS 123(R) due to our IPO.

(2)	Our 2006 cash bonus plan provided for funding of the pool based on target EBIT goals. The NEOs are eligible for annual cash bonuses as a percentage of their base salaries. For more information on the target EBIT goals and percentages, see “— Compensation Discussion and Analysis — Cash Compensation — Annual Cash Bonus”.

The amounts provided in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” columns above assume that the same percentage of funding of the annual cash bonus pool will be applied to each NEO.

Threshold. The amounts provided in the applicable “threshold” column above assume that the annual cash bonus pool will be 50% funded and that each NEO will receive 50% of the cash bonus that he or she is eligible to receive. Accordingly, we have reduced by 50% the amount each NEO would be eligible to receive based on his or her target bonus as a percentage of base salary, as reflected below in the “adjusted bonus” column below.

	Bonus Target as a	Adjusted Bonus Target as
	Percentage of	a Percentage of
Name	Base Salary	Base Salary

Scott A. Carmilani	100%	50.0%
Joan H. Dillard	75%	37.5%
Wesley D. Dupont	40%	20.0%
Richard E. Jodoin	60%	30.0%
G. William Davis	75%	37.5%

The amounts provided in the applicable “threshold” column above indicates the dollar amount calculated by multiplying the “adjusted bonus target as a percentage of base salary” (as set forth in the table in this footnote) by the NEO’s base salary.

Target. The amounts provided in the applicable “target” column above assume that the annual cash bonus pool will be 100% funded and that each NEO will receive the full amount of the cash bonus that he or she is eligible to receive. The dollar amount for each NEO is calculated by multiplying the “bonus target as a percentage of base salary” (as set forth in the table in this footnote) by the NEO’s base salary.

Maximum. Individual bonuses under the 2006 cash bonus plan are not capped or subject to any maximums. Accordingly, no information appears in the applicable column above.

(3)	The vesting of performance-based awards under the LTIP are currently based on “average per annum adjusted book value” growth, which is described in greater detail in “— Compensation Discussion and Analysis — Equity Compensation — LTIP”. The vested share amounts disclosed in the applicable “threshold”, “target” and “maximum” columns of the “Estimated Future Payouts Under Equity Incentive Plan Awards” heading assume a 9%, 12% and 15% per annum growth in adjusted book value. Each of the performance-based awards made under the LTIP had a grant date fair value equal to the IPO price of $34.00 per share. In calculating the grant date value, it was assumed that the maximum performance target regarding such awards will be attained, and accordingly, the grant date value has been increased to 150% of the value based on the target performance-based awards issued.

(4)	In conjunction with the IPO, the previously implemented Stock Incentive Plan was amended and modified. In accordance with FAS 123(R), the outstanding RSUs issued under the Stock Incentive Plan were revalued as of the modification date at the IPO price of $34.00 per share. The number of RSUs reflected for each NEO is the aggregate number of RSUs issued to the NEO prior to 2006. The grant date fair value included in the table reflects the difference between the value of the RSUs prior to the IPO and the IPO price of $34.00 per share multiplied by the aggregate number of RSU issued to the NEO.

(5)	On July 11, 2006, special retention RSUs were granted to our employees. For more information on the special retention RSU awards, please see “— Compensation Discussion and Analysis — Equity Compensation — RSU Awards”. The grant date value per RSU was equal to the IPO price of $34.00 per share.

(6)	In conjunction with the IPO, the previously implemented warrant plan was amended and modified and converted to the Stock Option Plan. Any warrants issued under the warrant plan were revalued and converted to stock options. The stock options were then revalued using the Black-Scholes option-pricing model. The grant date value included in the table reflects the difference between the value of the stock options taken prior to the IPO, and the revised value based on the Black-Scholes option-pricing model.

(7)	In connection with his retirement on March 31, 2007, Mr. Davis received 30,000 common shares, which is equivalent to 150% of his 2006 target award under the LTIP.

(8)	Mr. Gantz received no cash bonus or equity award from the company during 2006.

Narrative Disclosure Regarding Equity Plans and Employment Agreements

Stock Option Plan

General.  We implemented the Stock Option Plan, under which up to 2,000,000 common shares may be issued, subject to adjustment as described below. Of that amount, 800,822 shares remain available for issuance as of December 31, 2006. These stock options are exercisable in certain limited conditions, expire after ten years and generally vest pro rata over four years from the date of grant. Awards may be made to any of our directors, officers, employees (including prospective employees), consultants and other individuals who perform services for us, as determined by the compensation committee in its discretion. The compensation committee may grant non-qualified stock options to purchase common shares (at the price set forth in the award agreement, but in no event less than 100% of the fair market value of the common shares on the date of grant) subject to the terms and conditions as it may determine. While our board of directors retains the right to terminate the Stock Option Plan at any time, in any case the Stock Option Plan will terminate on the tenth anniversary of the approval of its amendment and restatement.

These shares subject to the Stock Option Plan are authorized but unissued common shares. If any award is forfeited or is otherwise terminated or canceled without the delivery of common shares, if common shares are surrendered or withheld from any award to satisfy a grantee’s income tax or other withholding obligations or if common shares owned by a grantee are tendered to pay the exercise price of stock option awards, then such shares will again become available under the Stock Option Plan. Generally, the maximum number of common shares with respect to which options may be granted to an individual grantee in any one year is 16,667 (subject to the adjustment described below) and any one grantee may not be granted options, in the aggregate, relating to more than 9% of the common shares authorized for issuance under the Stock Option Plan. Our compensation committee has the authority to adjust the terms of any outstanding awards and the number of common shares issuable under the Stock Option Plan for any increase or decrease in the number of issued common shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the common shares, or any other event that the compensation committee determines affects our capitalization, other than regular cash dividends. In the event of a merger, amalgamation, consolidation, reorganization, liquidation or sale of a majority of the company’s securities, the compensation committee will have the discretion to provide, as an alternative to the adjustment described above, for the accelerated vesting of options prior to such an event or the cancellation of options in exchange for a payment based on the per-share consideration being paid in connection with the event.

Stock Incentive Plan

We implemented the Stock Incentive Plan, under which up to 2,000,000 common shares may be issued, subject to adjustment as described below. Of that amount, 1,293,962 shares remain available for issuance as of December 31, 2006. The Stock Incentive Plan provides for awards of restricted stock, RSUs, dividend equivalent rights and other equity-based or equity-related awards. We will not grant stock options pursuant to the plan. Awards under the Stock Incentive Plan may be made to any of our directors, officers, employees (including prospective employees), consultants and other individuals who perform services for us, as determined by the compensation committee in its discretion. Only RSUs have been granted under the Stock Incentive Plan and these RSUs generally vest in the fourth or fifth year from the original grant date, or pro rata over four years from the date of grant. On July 10, 2006, we granted 438,000 special retention RSUs to certain key employees. These special retention RSUs are discussed in more detail in “— Compensation Discussion and Analysis — Equity Compensation — RSU Awards”. While our board of directors retains the right to terminate the Stock Incentive Plan at any time, the plan will automatically terminate on May 27, 2014.

The shares subject to the Stock Incentive Plan may be either authorized but unissued common shares or common shares previously issued and reacquired by the company. If any award expires, terminates or otherwise lapses, in whole or in part, any common shares subject to such award will again become available for issuance under the Stock Incentive Plan. Generally, the maximum number of common shares with respect to which awards may be granted to an individual grantee in any one year is 16,667 and any one grantee may not be granted stock appreciation rights with respect to more than 16,667 common shares in any calendar year. Our compensation committee has the authority to adjust the terms of any outstanding awards as it deems appropriate and the number of common shares issuable under the Stock Incentive Plan for any increase or decrease in the number of issued common shares resulting from a stock split, stock dividend, recapitalization, combination or exchange of the common shares, merger, amalgamation, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or common shares. In the event of a merger, amalgamation, consolidation, reorganization, liquidation or a sale of a majority of the company’s securities, the compensation committee will have the discretion to provide, as an alternative to the adjustment described above, for the accelerated vesting of awards prior to such an event or the cancellation of awards in exchange for a payment based on the per-share consideration being paid in connection with the event.

Long-Term Incentive Plan

On May 22, 2006, our board of directors adopted the LTIP, under which up to 2,000,000 common shares may be issued pursuant to the terms of the plan. Of that amount, 1,771,666 shares remained available for issuance as of December 31, 2006. The following is a description of the material terms of the plan. You should, however, refer to the exhibits that form a part of the registration statement for a copy of the LTIP. See “Additional Information”. Participation in the LTIP is limited to employees who are selected by the compensation committee. On May 22, 2006, our board of directors granted 228,334 performance-based equity awards under the LTIP. See “— Compensation Discussion and Analysis — Equity Compensation — The LTIP” for more information about the performance-based awards made under the LTIP.

The LTIP provides for grants of long-term incentive awards that are earned based upon the achievement of applicable performance conditions over a three consecutive fiscal-year period. Performance conditions are selected by the compensation committee or our board of directors prior to the commencement of an applicable performance period from a list of permissible financial metrics, including (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on shareholders’ equity; (vii) return on investment; (viii) stock price; (ix) improvements in capital structure; (x) revenue or sales; and (xi) total return to shareholders. Awards are expressed as a target amount representing the number of shares to be issued upon 100% achievement of applicable performance conditions, with the actual number of shares delivered ranging from 0% to 150% of the target amount based on the level of actual achievement of applicable performance conditions.

The shares subject to the LTIP shall be authorized but unissued common shares. If any award expires or is canceled, forfeited or otherwise terminated, any common shares subject to such award will again become available for issuance under the LTIP. The compensation committee has the authority to adjust the terms of any outstanding awards, as it deems appropriate, and the number of common shares issuable under awards for any increase or decrease in the number of issued common shares resulting from a stock split, stock dividend, recapitalization, combination or exchange of the common shares, merger, consolidation or reorganization, or any other change in the capital structure or common shares.

Equity Compensation Plan Information

The following table presents information concerning our equity compensation plans as of December 31, 2006.

			Number of Securities
	Number of Securities		Remaining Available
	to be Issued	Weighted-Average	for Future Issuance
	Upon Exercise of	Exercise Price of	Under Equity Compensation
	Outstanding Options,	Outstanding Options,	Plans (Excluding Securities
Plan Category	Warrants and Rights(1)	Warrants and Rights	Reflected in the First Column)

Equity compensation plans approved by shareholders	1,195,990	$27.59	2,094,784	(2)
Equity compensation plans not approved by shareholders(3)	—	$—	1,771,666

Total	1,195,990	$27.59	3,866,450

(1)	Represents stock options granted under the Stock Option Plan.

(2)	Includes common shares available for issuance pursuant to the stock options granted under the Stock Option Plan and RSUs available for issuance under the Stock Incentive Plan.

(3)	Represents common shares available for issuance under the LTIP.

Employment Agreements

Effective as of November 1, 2006, we entered into employment agreements with each of the NEOs, except for Mr. Jodoin. Apart from name, title, base salary and housing allowance, the employment agreements for Messrs. Carmilani, Davis, Dupont and Ms. Dillard are identical. As described below, effective as of March 31, 2007, Mr. Davis entered into a retirement and consulting agreement with the company, which supercedes his employment agreement. Under their respective employment agreements, each NEO receives an enumerated base salary that may be increased only upon approval of our board of directors. In addition, each NEO is eligible for a discretionary annual cash bonus.

The employment agreements provide for a cost of living allowance in addition to base salary, financial and tax planning, expense reimbursement for housing, club membership fees for a club in Bermuda and other business expenses, subject to applicable limits set forth in each employment agreement and the policies of the company as approved from time to time by our board of directors. As discussed above under “— Compensation Discussion and Analysis — Benefits and Perquisites”, these types of perquisites are standard in the compensation packages of executives among the company’s Bermuda Peer Group and other Bermuda companies.

Under the employment agreements, during the term of employment and ending on the 24-month anniversary following any termination of employment, the NEO is subject to a non-interference covenant. Generally, the non-interference covenant prevents the NEO from soliciting or hiring employees or other service providers of the company or its subsidiaries and from inducing any customer, supplier, licensee or other business relation of the company or its subsidiaries to cease doing business, or reduce the amount of business conducted, with the company or its subsidiaries, or in any other manner interfering with the company’s or its subsidiaries’ relationship with these parties. During the term of employment and ending following the Non-Compete Period (as defined below), the NEO is subject to a non-competition covenant. Generally, the non-competition covenant prevents the NEO from engaging in activities that are competitive with the business of the company or its subsidiaries in certain jurisdictions. Each employment agreement also contains standard confidentiality and assignment of inventions provisions. In addition, each employment agreement provides that the company shall generally indemnify the NEO to the fullest extent permitted by Bermuda law, except in certain limited circumstances.

The “Non-Compete Period” means the period commencing on the date of the employment agreement and (i) in the case of the NEO’s termination of employment by the company with cause, ending on the date of such termination; (ii) in the case of a NEO’s termination of employment by the company without cause or by the NEO for good reason, ending on the 24-month anniversary of the date of such termination; and (iii) in the case of a NEO’s termination of employment by the NEO without good reason or as a result of a disability, ending on the date of such termination; provided, however, in the case of clause (iii) above, we may elect to extend the Non-Compete Period up to an additional 12 months following the date of such termination, during which period we will be required to continue to pay the NEO his or her base salary and provide coverage under our health and insurance plans (or the economic equivalent of such coverage, including its cash value).

Each employment agreement terminates upon the earliest to occur of (i) the NEO’s death, (ii) a termination by reason of a disability, (iii) a termination by the company with or without cause and (iv) a termination by the NEO with or without good reason. Upon any termination of the NEO’s employment for any reason, except as may otherwise be requested by the company in writing and agreed upon in writing by the NEO, the NEO will resign from any and all directorships, committee memberships or any other positions the NEO holds with the company or any of its subsidiaries.

Upon termination of the NEO’s employment with the company for any reason, including a termination by the company with cause or by the NEO without good reason, the NEO will be entitled to all prior accrued obligations. Upon termination of the NEO’s employment due to his or her death or disability, the NEO (or his or her estate or beneficiaries), in addition to all prior accrued obligations, will be entitled to any (i) unpaid annual bonus in respect to any completed fiscal year prior to such termination, (ii) a pro rata annual bonus if such termination occurs during a fiscal year and (iii) vesting, as of the date of termination, in the number of equity-based awards that otherwise would have vested during the one-year period immediately following such termination.

Upon termination of the NEO’s employment by the company without cause or by the NEO with good reason, in addition to any prior accrued obligations and unpaid annual bonus, the NEO will receive (i) an amount equal to the Severance Multiplier (as defined below) multiplied by the sum of the NEO’s base salary and annual bonus to be paid in substantially equal monthly installments over the period beginning on the termination date and ending one day prior to two and one-half months following the end of the company’s fiscal year in which such termination occurs, (ii) continuation of coverage under the company’s health and insurance plans (or the economic equivalent of such coverage, including its cash value) for a period of years equal to the Severance Multiplier and (iii) vesting, as of the date of termination, in the number of equity-based awards that otherwise would have vested during the two-year period immediately following such termination. The “Severance Multiplier” will equal two; provided, however, if the NEO’s termination occurs within the 12-month period following a change in control, the Severance Multiplier will equal three. We may require the NEO to execute a general release prior to payment of any amount or provision of any benefit as a result of termination of employment by the company without cause or by the NEO for good reason. In addition, upon the occurrence of a change in control, all equity-based awards received by the NEO will fully vest immediately prior to such change in control.

Mr. Davis retired as our Executive Vice President — Worldwide Treaty & Facultative Reinsurance, effective as of March 31, 2007. The company and Mr. Davis have entered into a retirement and consulting agreement, dated effective as of March 31, 2007, setting forth the terms and conditions of Mr. Davis’s retirement and engagement as a consultant to the company. The consulting agreement supersedes Mr. Davis’ employment agreement with the company. Pursuant to the consulting agreement, Mr. Davis is entitled to receive (i) all accrued but unpaid base salary through March 31, 2007; (ii) reimbursement of business expenses incurred prior to March 31, 2007 in accordance with company policy; (iii) any benefits provided under the company’s employee benefit plans due generally upon a termination of employment, including tax reimbursements accrued but unpaid for periods prior to March 31, 2007; and (iv) rights to indemnification by virtue of his position as a former officer of the company and pursuant to the terms of the Indemnification Agreement, dated August 1, 2006, into which he entered with the company. In addition, all stock options and restricted stock units received by Mr. Davis vested as of March 31, 2007. Mr. Davis also received common shares equivalent to 150% of his 2006 target award under the Company’s LTIP.

Pursuant to his retirement and consulting agreement, Mr. Davis will serve as a consultant to the company from April 1, 2007 through March 31, 2008. The consulting period will automatically extend for one-year periods thereafter unless either party provides at least 60 days’ prior written notice to the other party of its intention not to extend the consulting period. For each one-year period of the consulting period, Mr. Davis will receive consulting fees of $120,000. During the consulting period, Mr. Davis will be entitled to participate in the company’s health and insurance plans on the same basis as other executive officers of the company. Additional payments and benefits to Mr. Davis include: (i) a housing allowance (currently $10,000 per month) and continued reimbursement of utilities through September 30, 2007; (ii) reimbursement of actual and reasonable shipping, moving and other costs associated with Mr. Davis’s repatriation from Bermuda back to the United States, including airfare for him and his spouse; and (iii) tax gross-up payments for housing and tax preparation services during the 2007 calendar year on the same basis as other executive officers of the company.

Pursuant to his retirement and consulting agreement, Mr. Davis also released the company and its subsidiaries, and their respective directors, officers, employees and agents, from any and all claims that he has, had or may have had against the company, its subsidiaries or any such persons, except for any claims relating to Mr. Davis’s right to enforce this agreement or for certain prior accrued obligations under his employment agreement. The retirement and consulting agreement incorporates by reference certain restrictive covenants contained in Mr. Davis’ employment agreement. These restrictive covenants include a perpetual confidentiality provision and assignment of inventions, non-interference and non-compete provisions that will run through the later of the termination period set forth in the employment agreement and the expiration of the consulting period.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of securities underlying awards for each NEO in 2006.

	Option Awards				Stock Awards
									Equity Incentive
							Market Value	Equity Incentive	Plan Awards:
	Number of	Number of			Number of		of Shares	Plan Awards:	Market or
	Securities	Securities			Shares or		or Units of	Number of	Payout Value of
	Underlying	Underlying			Units of		Stock That	Unearned Shares,	Unearned Shares,
	Unexercised	Unexercised	Option	Option	Stock That		Have Not	Units, or Other	Units, or Other
	Options (#)	Options (#)	Exercise	Expiration	Have Not		Vested	Rights That Have	Rights That Have
Name	Exercisable	Unexercisable	Price(1)($)	Date	Vested (#)		($)(6)	Not Vested (#)(7)	Not Vested ($)(6)

Scott A. Carmilani	66,667	—	$24.27	11/21/2011	16,667	(2)	$727,181	60,000	$2,617,800
	9,999	3,334	$23.61	1/02/2013	8,333	(3)	$363,569	—	—
	9,999	3,334	$29.52	12/31/2013	50,000	(4)	$2,181,500	—	—
	5,000	15,000	$32.70	1/03/2015	—		—	—	—
Joan H. Dillard	8,333	25,000	$28.32	12/01/2015	2,500	(5)	$109,075	13,333	$581,719
	—	—	—	—	20,000	(4)	$872,600	—	—
Wesley D. Dupont	6,250	18,750	$28.32	12/01/2015	2,500	(5)	$109,075	10,000	$436,300
	—	—	—	—	30,000	(4)	$1,308,900	—	—
Richard E. Jodoin	50,000	—	$24.27	11/21/2011	1,667	(2)	$72,731	13,333	$581,719
	1,250	417	$23.61	1/02/2013	1,667	(3)	$72,731	—	—
	1,875	625	$29.52	12/31/2013	17,500	(4)	$763,525	—	—
	625	1,875	$32.70	1/03/2015	—		—	—	—
G. William Davis, Jr.	8,333	—	$24.27	11/21/2011	8,333	(2)(8)	$363,569 (8)	20,000 (8)	$872,600 (8)
	9,999	3,334 (8)	$23.61	1/02/2013	3,333	(3)(8)	$145,419 (8)	—	—
	5,000	1,667 (8)	$29.52	12/31/2013	—		—	—	—
	2,500	2,500 (8)	$31.47	5/27/2014	—		—	—	—
	2,083	6,250 (8)	$32.70	1/03/2015	—		—	—	—
Jordan M. Gantz	50,000	—	$24.27	03/31/2007	8,333	(9)	$363,569	—	—
	3,750	1,250	$23.61	03/31/2007	5,000	(9)	$218,150	—	—
	5,000	1,667	$29.52	03/31/2007	—		—	—	—
	2,083	6,250	$32.70	03/31/2007	—		—	—	—

(1)	The table below shows the vesting dates of each stock option:

Stock Option
Exercise Price	Vesting Dates

$24.27	Fully vested
$23.61	January 2, 2007
$29.52	December 31, 2007
$32.70	Pro rata on January 3, 2007, 2008 and 2009
$28.32	Pro rata on December 1, 2007, 2008 and 2009
$31.47	Pro rata on May 27, 2007 and 2008

(2)	These RSUs vest on May 27, 2008.

(3)	These RSUs vest on January 3, 2009.

(4)	These RSUs vest as follows: 50% on July 11, 2010 and 50% on July 11, 2011.

(5)	These RSUs vest pro rata on December 1, 2007, 2008 and 2009.

(6)	Assumes a price of $43.63 per common share, the closing price as of December 31, 2006.

(7)	These performance-based equity awards are not eligible to vest until after December 31, 2008.

(8)	In connection with Mr. Davis’ retirement from the company, all stock options and restricted stock units received by Mr. Davis vested as of March 31, 2007.

(9)	Pursuant to Mr. Gantz’s separation and release agreement, all of his unvested equity grants will be forfeited.

Option Exercises and Stock Vested

The following table summarizes information underlying each exercise of stock options or vesting of RSUs for each NEO in 2006.

	Option Awards		Stock Awards
	Number of	Value	Number of
	Shares	Realized on	Shares	Value
	Acquired on	Exercise	Acquired on	Realized on
Name	Exercise (#)	($)	Vesting (#)	Vesting ($)(1)

Scott A. Carmilani	—	—	—	—
Joan H. Dillard	—	—	833	$35,278
Wesley D. Dupont	—	—	833	$35,278
Richard E. Jodoin	—	—	—	—
G. William Davis, Jr.	—	—	—	—
Jordan M. Gantz	—	—	—	—

(1)	Assumes a price of $42.35 per common share, the closing price on December 1, 2006.

Non-qualified Deferred Compensation

The following table summarizes information regarding each NEO’s participation in the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan (the “SERP”) in 2006.

	Executive	Registrant	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance at
	in Last	in Last	in Last	Withdrawals/	Last Fiscal
	Fiscal Year	Fiscal Year	Fiscal Year	Distributions	Year-End
Name	($)(1)	($)(2)	($)(3)	($)	($)

Scott A. Carmilani	—	$20,000	$17,683	—	$166,353
Joan H. Dillard	$24,446	$20,000	$2,634	—	$47,080
Wesley D. Dupont	—	$20,000	$842	—	$20,842
Richard E. Jodoin	—	$20,000	$6,594	—	$97,657
G. William Davis, Jr.	$22,000	$20,000	$32,278	—	$249,718
Jordan M. Gantz	—	$20,000	$6,143	—	$127,545

(1)	Reflects amount of base salary deferred by the NEO under the SERP in 2006.

(2)	Reflects amounts contributed by us on behalf of the NEO. All amounts that we contributed on behalf of the NEO have been reported in the Summary Compensation Table. In 2005, contributions that we made on behalf of the NEO to the SERP were reported as compensation.

(3)	Represents dividends on and earnings from the investments made in one or more mutual funds selected by the NEO, less any losses incurred from one or more selected mutual funds during 2006.

Provisions of the SERP.  Under the SERP, we will make a contribution equal to 10% of the NEO’s annual salary and the NEO may voluntarily contribute up to 25% of his or her annual salary (for these purposes annual salary is currently capped at $200,000). NEO contributions to the SERP vest immediately. There is a five-year cumulative vesting period for all contributions we make on behalf of the NEO, so that upon completion of five years of service, an NEO will be 100% vested in all prior and future contributions made on his or her behalf. Contributions we make on behalf of the NEO shall also fully vest upon an NEO retiring after attaining the age of 65, the termination of employment on account of the NEO’s death or disability, the termination of the SERP or a change in control of the company. These events are deemed distribution events under the SERP, and all contributions made on behalf of the NEO may be distributed to him or her upon the occurrence of any such event. The SERP complies with Section 409(A) of the Internal Revenue Code of 1986, as amended.

Investment alternatives under the SERP.  Under the SERP, the NEO has the option to select a variety of mutual funds that are used to determine the additional amounts to be credited to his or her account. These mutual funds are the same as those offered under our 401(k) plan and the Bermuda pension plan. The NEO is permitted to change, on a monthly basis, the mutual funds to be used to determine the additional amounts to be credited to his or her account.

Payouts and withdrawals.  The NEO may elect to receive at retirement amounts deferred and contributions credited to his account in either a lump sum or in annual installments over a period of up to ten years. For more information regarding the SERP, please see “— Compensation Discussion and Analysis — Retirement, Health and Welfare Benefits”.

Potential Payments Upon a Termination or Change in Control

The table below reflects the amount of compensation and benefits payable to each NEO in the event of (i) a termination by the NEO without good reason (a “voluntary termination”), (ii) a termination without cause or with good reason (“involuntary termination”), (iii) a change in control, (iv) a termination due to death and (v) a termination due to disability. The amounts shown assume that the applicable triggering event occurred on December 31, 2006 (with the exception of Mr. Davis, who voluntarily resigned from the company effective March 31, 2007), and therefore are estimates of the amounts that would be paid to the applicable NEO upon the occurrence of such triggering event (with the exception of Mr. Gantz, who received the disclosed amounts upon his voluntary termination effective December 31, 2006, and Mr. Davis, who received the disclosed amounts upon his voluntary retirement effective March 31, 2007), assuming a price of $43.63 per common share, the closing price as of December 31, 2006 (or, in the case of Mr. Davis, $42.75 per common share, the closing price as of March 31, 2007).

	Type of	Voluntary	Involuntary	Change in
Name	Payment	Termination(1)	Termination(2)	Control(3)	Death(4)	Disability(5)

Scott A. Carmilani	Cash Severance:	$550,000	$2,200,000	$3,300,000	$550,000	$1,100,000
	Continued Benefits:	$16,824	$33,648	$50,472	$700,000	$16,824
	Equity Acceleration:	$—	$3,513,421	$6,167,789	$4,204,439	$932,189

	TOTAL:	$566,824	$5,747,069	$9,518,261	$5,454,439	$2,049,013
Joan H. Dillard	Cash Severance:	$300,000	$1,050,000	$1,575,000	$225,000	$525,000
	Continued Benefits:	$11,858	$23,716	$34,755	$600,000	$11,858
	Equity Acceleration:	$—	$909,563	$1,946,144	$1,509,844	$564,513

	TOTAL:	$311,858	$1,983,279	$3,555,899	$2,334,844	$1,101,371
Wesley D. Dupont	Cash Severance:	$265,000	$742,000	$1,113,000	$106,000	$371,000
	Continued Benefits:	$14,708	$29,416	$44,124	$530,000	$14,708
	Equity Acceleration:	$—	$700,363	$2,141,338	$1,814,113	$432,482

	TOTAL:	$279,708	$1,471,779	$3,298,462	$2,450,113	$818,190
Richard E. Jodoin	Cash Severance:	$—	$—	$—	$—	$—
	Continued Benefits:	$—	$—	$—	$500,000	$—
	Equity Acceleration:	$—	$—	$—	$1,092,067	$183,080

	TOTAL:	$—	$—	$—	$1,592,067	$183,080
G. William Davis, Jr.(6)	Equity Acceleration:	$2,001,604
	Repatriation and Shipping Reimbursement:	$50,000
	Housing Allowance:	$65,000
	Unused Vacation:	$4,644
	Tax Services:	$5,000
	Tax Gross-Up:	$43,628

	TOTAL:	$2,169,876
Jordan M. Gantz(7)	Cash Severance:	$315,247
	Continued Benefits:	$9,000
	Repatriation and Shipping Reimbursement:	$100,000
	Unused Vacation:	$32,962
	Tax Gross-Up:	$72,424

	TOTAL:	$529,633

(1)	Under the employment agreements by and between the company and each NEO (other than Mr. Jodoin, who has no employment agreement), in the case of a termination of employment by the NEO without good reason, the NEO is entitled only to the prior accrued obligations. However, for purposes of precluding the NEO from joining an organization that competes with the company, we may elect to extend the Non-Compete Period for up to 12 months from the date employment is terminated by the NEO without good reason. The amounts included in the voluntary termination column above under “Cash Severance” represent the NEO’s 2006 base salary (the amount to which the NEO would be entitled for the Non-Compete Period) and the amounts included under “Continued Benefits” represent participation in our health and insurance plans (or the economic equivalent of such participation), based on current health and insurance premiums projected over the applicable period, and such amounts assume that we have elected to extend the Non-Compete Period for the full 12 months.

Please see “— Narrative Disclosure Regarding Equity Plans and Employment Agreements — Employment Agreements” for more information on the employment agreements.

(2)	Under the employment agreements executed by and between the company and each NEO, “involuntary” terminations consist of terminations of employment by the company without cause and by the NEO with good reason. In such circumstances, the NEO is entitled to: (i) his or her base salary and 2006 target cash bonus multiplied by two, (ii) participation in our health and insurance plans (or the economic equivalent of such participation) for a period of two years from the date of such termination and (iii) vesting in the number of equity awards held by the NEO that otherwise would have vested during the two-year period from the date of such termination.

(3)	Under the employment agreements executed by and between the company and each NEO, upon the occurrence of a change in control of the company all equity awards held by the NEO shall fully vest immediately prior to such change in control. If within 12 months of a change in control the NEO is terminated by the company without cause or the NEO terminates his or her employment with good reason, the NEO is entitled to: (i) his or her base salary and 2006 target cash bonus multiplied by three and (ii) participation in our health and insurance plans (or the economic equivalent of such participation) for a period of three years from the date of such termination.

We believe that the change in control provisions are appropriate for certain of the NEOs to further align their interests and shareholders’ interests when considering corporate transactions that may be in the best interests of the shareholders without causing undue concern over whether the transaction may jeopardize the NEO’s own employment. Our board of directors approved the acceleration of vesting of equity awards in the event of a change in control to permit the NEOs to participate in the transaction in the same manner that all other shareholders will be participating, without being exposed to continuing vesting risk. As the full vesting of equity awards does not occur until immediately prior to the change in control, the acceleration provision also has a retention element in that it helps to ensure that the NEOs will remain with the company through the entire transaction process. The increase in the Severance Multiplier (from two to three) upon a qualified termination within 12 months of a change in control also provides a greater incentive for the NEO to remain with the company through the change in control regardless of potential redundancies in executive personnel.

(4)	The amounts included under the Death column above for “Cash Severance” represent the NEO’s accrued 2006 target cash bonus to which the NEO would be entitled under his or her employment agreement. Under the employment agreement, upon an NEO’s death, the NEO’s estate or beneficiary is also entitled to receive a pro rata annual bonus for that portion of the year that the NEO worked.

Under the employment agreements, as of the date of the NEO’s death, his or her estate or beneficiaries would also be entitled to the number of equity awards held by the NEO that otherwise would have vested during the one-year period following such date. In addition, the Stock Option Plan and the Stock Incentive Plan provide for the accelerated vesting of all stock options and RSUs, respectively, held by the NEO in the event of his or her death. The LTIP provides for vesting on a proportional basis depending on the date of death in relation to the three-year performance period. If the NEO were to die in the first fiscal year of the three-year performance period, the NEO would be entitled to 25% of the award. The dollar value reflected under the Death column above for “Equity Acceleration” assumes all equity awards vested and were exercised and sold as of December 31, 2006.

In addition, each employee of the company has life insurance paid by the company for the employee’s benefit (or the benefit of his or her estate or beneficiaries). Assuming the death of each NEO as of December 31, 2006, the estate or beneficiaries of such NEO would be entitled to the amounts reflected under the Death column above for “Continued Benefits” for the NEOs.

(5)	Under the employment agreements by and between the company and each NEO, in the case of a termination of employment as a result of the NEO’s disability, the NEO is entitled to: (i) his or her 2006 target cash bonus and (ii) the number of equity awards held by the NEO that otherwise would have vested during the one-year period following the date of disability. For purposes of precluding the NEO from joining an organization that competes with the company, we may elect to extend the Non-Compete Period for up to 12 months from the date the NEO’s employment is terminated as a result of a disability. The amounts included in the disability column above under “Cash Severance” represent the NEO’s 2006 base salary and 2006 target cash bonus and “Continued Benefits” represent participation in our health and insurance plans (or the economic equivalent of such participation) and assumes that we have elected to extend the Non-Compete Period for the full 12 months. We pay on behalf of our employees, including the NEOs, long-term disability insurance. Under this insurance, if the NEO is considered disabled, he or she will be entitled to 75% of his or her base salary up to a maximum of $15,000 per month until the age of 65.

The Stock Option Plan provides for the accelerated vesting of all stock options held by the NEO in the event of his or her disability. Under the Stock Incentive Plan, there is no acceleration of vesting of the RSUs, however, the NEO would not forfeit his or her RSUs upon being disabled and these RSUs will vest according to the schedule established on the date of grant. The LTIP provides for vesting on a proportional basis depending on the date of disability in relation to the three-year performance period. If the NEO were to become disabled in the first fiscal year of the three-year performance period, the NEO would be entitled to 25% of the award. The dollar value reflected under the disability column above for “Equity Acceleration” assumes all eligible equity awards vested and were exercised and sold as of December 31, 2006.

(6)	The amounts reported for Mr. Davis were pursuant to a retirement and consulting agreement with the company, which superseded his prior employment agreement with the company. Except as provided by such retirement and consulting agreement, Mr. Davis is not entitled to any additional compensation. In connection with Mr. Davis’s retirement, all stock options and restricted stock units received by Mr. Davis vested as of March 31, 2007. Mr. Davis also received common shares equivalent to 150% of his 2006 target award under the LTIP. “Repatriation and shipping expense reimbursement” is an estimate of expenses Mr. Davis will incur in his move from Bermuda back to the United States. “Housing Allowance” represents Mr. Davis’s housing allowance (currently $10,000 per month) and an estimate of the amount of reimbursement of utilities through September 30, 2007. “Tax Services” represent an estimate of tax preparation services Mr. Davis is eligible to receive during the 2007 calendar year, which is on the same basis as other executive officers of the company. Under the retirement and consulting agreement, we agreed to “gross-up” Mr. Davis for tax obligations incurred in the 2007 calendar year as a result of the Tax Act, which are estimated in the table above for Tax Gross-Ups. All estimates are subject to revision.

In addition, under his retirement and consulting agreement with the company, Mr. Davis is entitled to receive $120,000 in consulting fees during any consulting period as well as benefits under the Company’s health and insurance plans. During the consulting period ending March 31, 2008, the dollar value of Mr. Davis’s participation in our health and insurance plans is estimated to be $9,330. For more information about Mr. Davis’s retirement and consulting agreement with the company, please see “— Employment Agreements”.

(7)	The amounts reported for Mr. Gantz were pursuant to a separation and release agreement by and between him and the company. Except as provided by such agreement, Mr. Gantz is not entitled to any additional compensation. Under the separation and release agreement, we agreed to “gross-up” Mr. Gantz for additional tax obligations incurred in 2006 as a result of the Tax Act. The amounts provided in the table above for Tax Gross-Ups are estimates based on advice from an independent tax advisor and is subject to revision. As reflected in the table above, “Continued Benefits” represent participation in our health and insurance plans (or the economic equivalent of such participation) and “Repatriation and shipping expense reimbursement” covers Mr. Gantz’s move from Bermuda back to the United States.

Under the employment agreements, if the NEO is terminated for cause, he or she is entitled only to the prior accrued obligations. Mr. Jodoin would not be entitled to any additional compensation. Under the employment agreements, the NEO is subject to certain restrictive covenants, including non-compete, non-interference, confidentiality and assignment of inventions provisions. In the case where the NEO is terminated by the company without cause or by the NEO with good reason, should the NEO breach these restrictive covenants, the payments and benefits described above (other than the vesting of equity awards) would cease immediately.

Under the RSU Award Agreement to the Stock Incentive Plan, each employee agrees that the company may terminate the NEO’s right to any RSU he or she holds (whether or not vested) upon the occurrence of: (i) any event that constitutes cause; (ii) the NEO violating the non-solicitation provision set forth in the RSU Award Agreement; or (iii) the NEO interfering with a relationship between the company and one of its clients.

Under the Stock Option Plan, a participant retiring after attaining the age of 65 is entitled to accelerated vesting of all stock options held by them. Under the Stock Incentive Plan, there is no acceleration of vesting of the RSUs, however, a participant would not forfeit their RSUs upon retirement after attaining the age of 65 and these RSUs will vest according to the schedule established on the date of grant. Under the employment agreements, there are no additional compensation provisions for retirement. None of our NEOs was 65 as of December 31, 2006. Accordingly, if any of our NEOs had retired as of December 31, 2006, they would not have been entitled to the acceleration of vesting of equity awards or any additional compensation.

In addition to the payments and benefits described above, upon the NEO’s retirement at or after age 65, termination of employment (other than with cause), change in control or death or disability of the NEO, the NEO (or his or her estate or beneficiaries) would be entitled to the distribution of the contributions we made to the SERP on his or her behalf. The NEO would also be entitled to receive his or her own contributions to the SERP.

Compensation Committee Interlocks and Insider Participation

None of our directors or executive officers has a relationship with us or any other company that the SEC defines as a compensation committee interlock or insider participation that should be disclosed to shareholders. Our compensation committee is made up solely of independent directors.

PRINCIPAL SHAREHOLDERS

The table below sets forth information as of February 28, 2007 regarding the beneficial ownership of our common shares by:

•	each person known by us to beneficially own more than 5% of our outstanding common shares,

•	each of our directors,

•	our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and our three other most highly compensated officers who were serving as executive officers at the end of our 2006 fiscal year (collectively, our “named executive officers” or “NEOs”), and

•	all of our directors and executive officers as a group.

	Beneficial Ownership of
	Common Shares(1)
			Non-		Percent of
Name and Address of Beneficial Owner	Voting		Voting		Common Shares

American International Group, Inc.	1,266,995		10,751,669	(2)	19.8%
70 Pine Street New York, NY 10270
The Chubb Corporation	1,266,995		8,326,656	(3)	15.8%
15 Mountain View Road Warren, NJ 07059
GS Capital Partners 2000, L.P.(4)	—		4,730,750	(5)	7.8%
85 Broad Street New York, NY 10004
GS Capital Partners 2000 Offshore, L.P.(4)	—		1,716,715	(6)	2.8%
85 Broad Street New York, NY 10004
GS Capital Partners 2000 Employee Fund, L.P.(4)	—		1,500,068	(7)	2.5%
85 Broad Street New York, NY 10004
GS Capital Partners 2000, GmbH & Co. Beteiligungs KG(4)	—		197,378	(8)	*
85 Broad Street New York, NY 10004
Stone Street Fund 2000, L.P.(4)	—		144,645	(9)	*
85 Broad Street New York, NY 10004
Bridge Street Special Opportunities Fund 2000, L.P.(4)	—		72,347	(10)	*
85 Broad Street New York, NY 10004
Michael I.D. Morrison	116,667	(11)	—		*
Bart Friedman	2,551	(12)	—		*
Scott A. Carmilani	105,999	(13)	—		*
Philip D. DeFeo	2,000
James F. Duffy	1,000		—		*
Scott Hunter	551	(14)	—		*
Mark R. Patterson	14,551	(15)	—		*
Samuel J. Weinhoff	1,000		—		*
G. William Davis, Jr.	33,332	(16)	—		*
Joan H. Dillard	16,166	(17)	—		*
Wesley D. Dupont	9,083	(18)	—		*
Richard E. Jodoin	28,792	(19)	—		*
All directors and executive officers as a group (13 persons)	320,537	(20)	—		*

*	Less than 1%.

(1)	Pursuant to the regulations promulgated by the SEC, our common shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of our common shares, whether or not such person has any pecuniary interest in our common shares, or the right to acquire the power to vote or dispose of our common shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

(2)	Based on information reported on Schedule 13G, as filed by AIG with the SEC on February 1, 2007, and information we received from our transfer agent. Of the aggregate amount of 12,018,664 common shares reported as beneficially owned by AIG in the table above, (i) 1,266,995 shares are voting shares, (ii) 10,426,338 shares are non-voting shares and (iii) 325,331 shares are non-voting shares issuable upon exercise of a warrant held by AIG. A total of 2,000,000 common shares are issuable upon the exercise of this warrant, but the warrant is exercisable, in whole or in part, only (1) in connection with a contemporaneous sale by AIG of common shares or (2) to avoid a reduction of AIG’s equity ownership percentage below 19.8%. Based upon the percentage of currently outstanding common shares, the number of common shares with respect to which AIG may currently exercise the warrant, other than for purposes of the contemporaneous sale of common shares, is 325,331 common shares.

(3)	Based on information reported on Schedule 13G, as filed by Chubb with the SEC on February 13, 2007, and information we received from our transfer agent. Of the aggregate amount of 9,593,651 common shares shown as beneficially owned by Chubb in the table above, (i) 1,266,995 shares are voting shares, (ii) 8,078,005 shares are non-voting shares and (iii) 248,651 shares are non-voting shares issuable upon exercise of a warrant held by Chubb. A total of 2,000,000 common shares are issuable upon exercise of this warrant, but the warrant is exercisable, in whole or in part, only (1) in connection with the contemporaneous sale by Chubb of common shares or (2) to avoid a reduction of Chubb’s equity ownership percentage below 15.8%. Based upon the percentage of currently outstanding common shares, the number of common shares with respect to which Chubb may currently exercise the warrant, other than for purposes of the contemporaneous sale of common shares, is 248,651 common shares.

(4)	The Goldman Sachs Funds have converted all of the voting shares they owned prior to the IPO to non-voting shares. The warrants held by each of the Goldman Sachs Funds were amended so that they may only be exercised into non-voting shares. In addition, under our Bye-Laws, all voting shares held by the Goldman Sachs Funds and their affiliates automatically convert to non-voting shares.

Based on previously received information, we believe that: (i) affiliates of The Goldman Sachs Group, Inc. (the “Goldman Sachs Group”) and Goldman, Sachs & Co. (“Goldman Sachs”), which is a broker-dealer, are the general partner, managing general partner or managing limited partner of the Goldman Sachs Funds; and (ii) Goldman Sachs is the investment manager for certain of the Goldman Sachs Funds. Each of the Goldman Sachs Group and Goldman Sachs has previously disclaimed beneficial ownership of the common shares owned by the Goldman Sachs Funds, except to the extent of the Goldman Sachs Group’s and Goldman Sachs’ pecuniary interest therein, if any. Based on previously received information, we also believe that the Goldman Sachs Group, Goldman Sachs and the Goldman Sachs Funds share voting power and investment power with certain of their respective affiliates and Goldman Sachs is a direct and indirect, wholly-owned subsidiary of the Goldman Sachs Group.

Each of the Goldman Sachs Funds owns warrants that are exercisable into non-voting shares. The number of warrants held by each Goldman Sachs Fund is reported in “Certain Relationships and Related Transactions — Formation — Warrants”. Each Goldman Sachs Fund may exercise its respective warrant, in whole or in part, only (1) in connection with a contemporaneous sale by such Goldman Sachs Fund of common shares or (2) to avoid a reduction of such Goldman Sachs Fund’s equity ownership percentage as of the date the company completed the IPO. Based upon the percentage of currently outstanding common shares, the number of common shares with respect to which each Goldman Sachs Fund may currently exercise its respective warrant, other than for purposes of the contemporaneous sale of common shares, is reflected in footnotes 5 through 10 below.

(5)	Includes warrants currently exercisable to purchase up to approximately 117,130 non-voting shares.

(6)	Includes warrants currently exercisable to purchase up to approximately 40,105 non-voting shares.

(7)	Includes warrants currently exercisable to purchase up to approximately 35,085 non-voting shares.

(8)	Includes warrants currently exercisable to purchase up to approximately 4,540 non-voting shares.

(9)	Includes warrants currently exercisable to purchase up to approximately 3,350 non-voting shares.

(10)	Includes warrants currently exercisable to purchase up to approximately 1,700 non-voting shares.

(11)	Represents vested stock options exercisable to purchase 116,667 voting shares.

(12)	On March 3, 2007, Mr. Friedman received 551 voting shares upon the vesting of certain RSUs held by him.

(13)	Includes vested stock options exercisable to purchase 99,999 voting shares.

(14)	On March 3, 2007, Mr. Hunter received 551 voting shares upon the vesting of certain RSUs held by him.

(15)	On March 3, 2007, Mr. Patterson received 551 voting shares upon the vesting of certain RSUs held by him.

(16)	Represents vested stock options exercisable to purchase 33,332 voting shares as of February 28, 2007. As of March 31, 2007, Mr. Davis retired from the company. As of the date of his retirement, stock options to purchase an additional 8,334 voting shares vested and Mr. Davis received an aggregate of 44,666 voting shares as a result of the vesting of his RSUs and 150% of his 2006 target award under the LTIP. The stock options that vested and the additional voting shares received by Mr. Davis in connection with his retirement are not included in the Principal Shareholders table above.

(17)	Includes vested stock options exercisable to purchase 8,333 voting shares.

(18)	Includes vested stock options exercisable to purchase 6,250 voting shares.

(19)	Includes vested stock options exercisable to purchase 27,292 voting shares.

(20)	Includes vested stock options exercisable to purchase 278,122 voting shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following summarizes certain relationships and the material terms of certain of our agreements. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the relevant agreements. A copy of certain of these agreements is filed as an exhibit to the registration statement of which this prospectus is a part.

Formation

General

In connection with our formation and capitalization in November 2001, we issued 13,938,327 voting common shares and 36,061,649 non-voting common shares. The following shareholders purchased common shares: AIG purchased a total of 1,266,995 voting common shares and 10,426,338 non-voting common shares; Chubb purchased a total of 1,266,995 voting common shares and 8,078,005 non-voting common shares; and GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000, GmbH & Co. Beteiligungs KG; Stone Street Fund 2000, L.P.; and Bridge Street Special Opportunities Fund 2000, L.P. purchased a total of 7,574,998 non-voting common shares. The remainder of our common shares were originally purchased by other shareholders and accounted for 81.84% of the outstanding voting common shares which, together with the non-voting common shares owned by these investors, represented 42.96% of the outstanding common shares at such date. The common shares were purchased from the company in a private placement effected in reliance on the exemption from registration contained in Rule 506 of Regulation D under the Securities Act.

Warrants

In addition to the common shares sold in connection with the company’s formation, the shareholders listed above were granted warrants that entitle them to purchase a total of 5,500,000 common shares, or approximately 11% of all common shares outstanding at formation, at an exercise price of $34.20 per common share subject to the anti-dilution provisions of the warrants. These warrants expire on November 21, 2011.

The warrants are exercisable, in whole or in part, (1) in connection with any sale of common shares by the exercising selling shareholder or (2) to avoid a reduction of the exercising selling shareholder’s equity ownership below a certain percentage. The exercise price and number of shares issuable under each warrant are subject to adjustment with respect to certain dilution events. The following table shows the ownership of warrants as of February 28, 2007:

Warrants to
Acquire
Common
Holder	Shares

American International Group, Inc.	2,000,000
The Chubb Corporation	2,000,000
GS Capital Partners 2000, L.P.	848,113
GS Capital Partners 2000 Offshore, L.P.	308,172
GS Capital Partners 2000 Employee Fund, L.P.	269,305
GS Capital Partners 2000, GmbH & Co. Beteiligungs KG	35,449
Stone Street Fund 2000, L.P.	25,974
Bridge Street Special Opportunities Fund 2000, L.P.	12,987

Certain Business Relationships

We have assumed, and continue to assume, premiums from, and have paid, and continue to pay, production fees to affiliates of some of our shareholders. We also have ceded and assumed and will continue to cede and assume reinsurance to and from affiliates of some of our principal shareholders.

Transactions with Affiliates of American International Group, Inc.

Administrative Services

American International Company Limited, a wholly-owned subsidiary of AIG, provided computer network administration and security and other information technology services in Bermuda to Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd pursuant to an administrative services agreement, dated as of January 1, 2006, among those parties. We incurred expenses of $0.4 million for these services for the year ended December 31, 2006. We reimbursed American International Company Limited for subleased office space in Bermuda and incurred related expenses of $1.0 million for the year ended December 31, 2006. This administration services agreement terminated on December 31, 2006. Prior to January 1, 2006, American International Company Limited was a party to an administrative services agreement originally dated November 21, 2001, as amended and restated, with Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Allied World Assurance Company (Europe) Limited. Services and facilities formerly provided by American International Company Limited or its affiliates pursuant to the terminated administrative services agreement included: office space in Bermuda, financial reporting and financial management services, electronic data processing services, corporate secretarial services, tax, legal and accounting services and other services that were required by us in the ordinary course of business. We incurred expenses of $36.9 million and $34.0 million for these services for the years ended December 31, 2005 and 2004, respectively. This agreement was terminated pursuant to a termination agreement dated as of December 31, 2005, and in connection therewith, Allied World Assurance Company, Ltd paid a one-time termination fee of $3 million and approximately $826,100 for certain office equipment that Allied World Assurance Company, Ltd uses in its business operations.

Lexington Insurance Company, a wholly-owned subsidiary of AIG, provided office space in Boston, Massachusetts, certain financial reporting support, investment monitoring services, tax and accounting services, claims handling and electronic data processing services to two of our U.S. subsidiaries, Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc., pursuant to an amended and restated administrative services agreement, dated as of January 1, 2006, among those parties. We incurred expenses of $2.6 million for these services for the year ended December 31, 2006. This amended and restated administrative services agreement terminated on December 31, 2006. Prior to January 1, 2006, Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc. received a greater range of services from Lexington Insurance Company pursuant to an administrative services agreement that became effective July 15, 2002. As of January 1, 2006, Lexington Insurance Company ceased providing many of these services to these companies. Such services and facilities that were provided to our U.S. subsidiaries by Lexington Insurance Company under this administrative services agreement included office space in Boston, Massachusetts, management and actuarial functions, financial reporting and financial management services, claims handling, electronic data processing services, corporate secretarial services, tax, legal and accounting services and other services that were required in the ordinary course of business. Expenses of $3.0 million and $3.6 million were incurred for these services during the years ended December 31, 2005 and 2004, respectively, and were deducted for 2005 and 2004 from the amounts payable by us under our agreement with American International Company Limited described above.

On May 9, 2006, Allied World Assurance Company, Ltd and AIG Technologies, Inc. (“AIGT”), a wholly-owned subsidiary of AIG, entered into a Master Services Agreement, pursuant to which AIGT provides to Allied World Assurance Company, Ltd and its affiliates certain information technology services, including electronic mail storage and management, remote access services and network data circuit and device management. Under the terms of the agreement, Allied World Assurance Company, Ltd paid to AIGT $0.3 million in 2006 for those services provided for in Schedule B to the agreement, as amended. On February 28, 2007, Allied World Assurance Company, Ltd and AIGT mutually agreed to terminate the Master Services Agreement, as amended, effective as of December 18, 2006.

Software License

On February 16, 2007, Allied World Assurance Company, Ltd entered into an amended and restated software license agreement, effective as of November 17, 2006, with Transatlantic Holdings, Inc., a publicly traded company in which AIG holds a controlling interest, for certain reinsurance accounting management information software proprietary to Transatlantic Holdings, Inc. The initial term of the agreement expires on November 17, 2009 and will automatically renew for successive one-year terms unless either party delivers prior written notice to terminate at least 90 days prior to the end of any current term. Allied World Assurance Company, Ltd has paid $3.9 million to Transatlantic Holdings, Inc. for the initial term of the license.

Reinsurance

As of December 1, 2002, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited, collectively, entered into a reinsurance contract with several parties that covers a portion of their liabilities accruing under policies written and classified as excess general casualty insurance. This contract has two sections. Effective as of March 1, 2004, there was an addendum to create section A and effective March 1, 2005, section A ceded 12% of all subject policies up to and including a total policy of $25 million, €25 million or £15 million. Within the 12% ceded to reinsurers, we may cede 25% to National Union Fire Insurance Company of Pittsburgh, Pa., a wholly-owned subsidiary of AIG. Section B, which has been effective from December 1, 2002, is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million up to and including $50 million, €50 million or £30 million. Under this contract, we could cede 10% of the maximum limit of liability ceded to the treaty, which is $25 million, €25 million or £15 million, to National Union Fire Insurance Company of Pittsburgh, Pa. On November 17, 2005, National Union Fire Insurance Company of Pittsburgh, Pa. sent notice of cancellation of the reinsurance contract to Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited with effect from February 28, 2006. Following this cancellation, National Union Fire Insurance Company of Pittsburgh, Pa. will remain liable for losses under policies in force as of the date of cancellation until their expiration or renewal date, whichever comes first. Additionally, National Union Fire Insurance Company of Pittsburgh, Pa. continues to be liable in the event that (i) any extended reporting period options are exercised under any applicable policy and/or (ii) Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are bound by statute or regulation to continue coverage with respect to policies in force after the effective date of this contract and prior to the effective date of notice of cancellation. Under the contract, National Union Fire Insurance Company of Pittsburgh, Pa. agreed to pay us a ceding commission of 25% under section A and 22.5% under section B applied to the premium ceded to the contract. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited have ceded approximately $8.4 million of premiums to National Union Fire Insurance Company of Pittsburgh, PA, under this contract during the March 2005 to March 2006 term.

On May 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a contract with several reinsurers that covers a portion of their liability accruing as a result of losses occurring on in force, new and renewal business classified as property business in excess of coverage provided by other reinsurance contracts. This contract provides coverage with respect to property catastrophe risks in the United States. It affords indemnification to them for all covered perils in excess of $35 million, up to $155 million per loss; provided, however, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company retain (i) 66.25% of all losses on the first $40 million in liabilities in excess of our $35 million retention and (ii) 2.95% of the next $50 million of losses in excess of the first $75 million of liabilities. The contract also affords additional indemnification to these companies for earthquake and ensuing perils, in excess of $190 million, up to $85 million per loss. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may cede up to $5.27 million of the maximum limit of liability ceded to the treaty to Transatlantic Reinsurance Company, Inc., a subsidiary of AIG. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may terminate any reinsurers’ participation in the contract at any time, upon 30 days prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a rating of less than “A−”. We anticipate that our subsidiaries will cede approximately $42.1 million in premiums under this contract during the May 2006 to May 2007 term.

On May 22, 2006, Allied World Assurance Company, Ltd entered into a guarantee in favor of AIG. Pursuant to the guarantee, Allied World Assurance Company, Ltd absolutely, unconditionally and irrevocably guaranteed the payment of all amounts legally due and owed by either Allied World Assurance Company (Europe) Limited or Allied World Assurance Company (Reinsurance) Limited to certain reinsurance subsidiaries of AIG under any new or renewal contract of reinsurance entered into between such AIG subsidiaries and Allied World Assurance Company (Europe) Limited and/or Allied World Assurance Company (Reinsurance) Limited on or after January 1, 2006.

In addition, as part of our ordinary business, we assumed reinsurance premiums from subsidiaries of AIG. Total premiums assumed from AIG subsidiaries were $107.4 million, $96.0 million and $104.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Production

Effective December 1, 2001, as amended, Allied World Assurance Company, Ltd entered into an exclusive underwriting agency agreement with IPCUSL, to solicit, underwrite, bind and administer property catastrophe treaty reinsurance. AIG, one of our principal shareholders, was also a principal shareholder of IPC Holdings, Ltd., the parent company of IPCUSL, until August 2006. IPCUSL received an agency commission of 6.5% of gross premiums written on our behalf. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. In accordance with this amendment, we agreed to pay IPCUSL a $400,000 early termination fee, $250,000 of which has been paid and $75,000 of which is payable on each of December 1, 2007 and 2008, respectively. We will also continue to pay to IPCUSL any agency commissions due under the underwriting agency agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the underwriting agency agreement. As of December 1, 2006, we began to produce, underwrite and administer property catastrophe treaty reinsurance business on our own behalf. Gross premiums written on Allied World Assurance Company, Ltd’s behalf were $52.1 million, $83.0 million and $68.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Office Space

Allied World Assurance Company, Ltd entered into a lease on November 29, 2006 with American International Company Limited, a subsidiary of AIG, under which Allied World Assurance Company, Ltd rents 78,057 square feet of newly constructed office space at 27 Richmond Road, Pembroke HM 08, Bermuda that serves as the company’s corporate headquarters. The lease is for a 15-year term commencing on October 1, 2006 with an option to extend for an additional ten years. For the first five years under the lease, Allied World Assurance Company, Ltd will pay an aggregate monthly rent and user fees of approximately $393,385. In addition to the rent, Allied World Assurance Company, Ltd will also pay certain maintenance expenses. Effective as of October 1, 2011, and on each five-year anniversary date thereafter, the rent payable under the lease will be mutually agreed to by Allied World Assurance Company, Ltd and American International Company Limited.

Hedge Fund

Since April 1, 2004, Allied World Assurance Company, Ltd has invested a total of $56.6 million in shares of AIG Select Hedge Ltd. (the “Select Fund”). The Select Fund is a fund of hedge funds and is a Cayman Islands exempted company incorporated under the Companies Law of the Cayman Islands. The Select Fund’s investment objective is to seek attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. The investment manager of the Select Fund is AIG Global Investment Corp., a wholly-owned subsidiary of AIG. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving notice three business days prior to the last business day of any calendar month for the redemption to be effective the last business day of the next following month. The Select Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.5%, payable quarterly, and a 5% incentive fee is paid to the investment manager at the end of each year on the net capital appreciation of our shares, so long as a 5% non-cumulative annual return is obtained. The aggregate fees for the years ended December 31, 2006, 2005 and 2004 were $0.9 million, $0.6 million and $0.4 million, respectively.

Deferred Compensation Plan

Scott A. Carmilani, President and Chief Executive Officer of the company, and Richard E. Jodoin, President of Allied Word Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company, participated in the Starr International Company, Inc. Deferred Compensation Profit Participation Plan in connection with services previously rendered to AIG prior to joining us.

Transactions with Affiliates of the Goldman Sachs Funds

Investment Management Services

The Goldman Sachs Funds provide us with investment management services pursuant to several investment management agreements. Pursuant to these agreements, affiliates of the Goldman Sachs Funds manage our investment portfolio (except for that portion invested in the AIG Select Hedge Fund Ltd., which is managed by a subsidiary of AIG, and for short-term investments held by several banks) subject to our investment guidelines. The investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Each investment management agreement prohibits the investment manager from executing trades with or through itself or any of its affiliates acting as agent or principal. However, each investment management agreement does allow the investment manager to invest a portion of the portfolio in funds for which the investment manager or any of its affiliates serves as investment adviser, provided that these investments are made in money market sweep or similar funds for the management of short-term cash balances in the account. We must pay all fees associated with these investments; however, these fees will be offset against the fee to be paid by us pursuant to the investment management agreements. With respect to Allied World Assurance Company, Ltd, the investment manager may also invest up to $150 million in the Goldman Sachs Global High Yield Portfolio of the Goldman Sachs Funds SICAV and the restrictions and limits of our investment guidelines shall not apply to this investment. Mutual fund fees that will be deducted on both a monthly and quarterly basis will vary by fund and will include investment management fees, sales and distribution fees and operational expense fees. The aggregate fees for our investment in the Goldman Sachs Global High Yield Portfolio for the fiscal years ended December 31, 2006, 2005 and 2004 were $0.3 million, $0.6 million and $0.6 million, respectively. The investment manager is also authorized to effect cross transactions between our account and other accounts managed by the investment manager and its affiliates.

We pay affiliates of the Goldman Sachs Funds an annual fee of 0.12% on the first $1 billion of our aggregate funds under management, 0.10% on the next $1 billion of our aggregate funds under management and 0.08% on all of our aggregate funds managed greater than $2 billion. A pro rata portion of these annual fees is payable quarterly. The total advisory fee for investment management services provided by affiliates of the Goldman Sachs Funds with respect to the investment management agreements totaled $4.5 million, $4.0 million and $3.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Our investment committee periodically reviews the performance of the investment managers under these investment management agreements.

Hedge Funds

Since December 1, 2004, Allied World Assurance Company, Ltd has invested a total of $57 million in shares of the Goldman Sachs Global Alpha Hedge Fund PLC (the “Alpha Fund”). The Alpha Fund is an Irish open-ended investment company registered under the Companies Act, 1990 of Ireland. The Alpha Fund’s investment objective is to seek attractive long-term, risk-adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The investment manager of the Alpha Fund is Goldman Sachs Asset Management, L.P., an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving 45 days prior written notice; provided, however, that no partial redemption may be in an amount of less than $250,000 and no partial redemptions will be permitted if thereafter the aggregate net asset value of the shareholder’s remaining shares would be less than $1.0 million. The Alpha Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 2.0%, payable quarterly, and a 20% incentive fee is paid to the investment manager on the net capital appreciation of our shares. The aggregate fees for the years ended December 31, 2006, 2005 and 2004 were $1.2 million, $4.8 million and $0.1 million, respectively.

Effective February 1, 2005, Allied World Assurance Company, Ltd invested $62 million in shares of the Goldman Sachs Multi-Strategy Portfolio VI, Ltd. (the “Portfolio VI Fund”). Allied World Assurance Company, Ltd is the sole investor in the Portfolio VI Fund. The Portfolio VI Fund is a fund of hedge funds and is an exempted limited company incorporated under the laws of the Cayman Islands. The Portfolio VI Fund’s investment objective is to seek attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. The investment manager of the Portfolio VI Fund is Goldman Sachs Hedge Fund Strategies LLC, an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares at any time or from time to time by giving notice; provided, however, that the aggregate net asset value of the remaining shares held by the redeeming shareholders is not less then $30 million. The Portfolio VI Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.0%, payable quarterly, and a 5% incentive fee is paid to the investment manager at the end of each year on the net capital appreciation of our shares. The aggregate fees for the years ended December 31, 2006 and 2005 were $1.0 million and $0.7 million, respectively.

Since December 1, 2004, Allied World Assurance Company, Ltd has invested a total of $45 million in shares of the Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. (the “Opportunity Fund”). The Opportunity Fund is an exempted limited company incorporated under the laws of the Cayman Islands. The Opportunity Fund’s investment objective is to seek attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. The investment manager of the Opportunity Fund is Goldman Sachs Asset Management, an affiliate of the Goldman Sachs Funds. Allied World Assurance Company, Ltd may request a redemption of all or some of its shares by giving 15 days prior written notice as of the close of business on the last business day of each calendar month occurring on or immediately after the six month anniversary of the purchase of such shares by Allied World Assurance Company, Ltd. The Opportunity Fund will pay the investment manager both a management fee and an incentive fee. The management fee is an annual asset-based fee of 1.0%, payable quarterly, and a 20% incentive fee is paid to the investment manager on the net capital appreciation of our shares. The aggregate fees for the years ended December 31, 2006, 2005 and 2004 were $0.5 million, $0.8 million and $0.1 million, respectively.

Investment Banking Services

Pursuant to the Placement Agency Agreement, dated October 25, 2001, among Allied World Assurance Company Holdings, Ltd, AIG, Chubb and GS Capital Partners 2000, L.P., in the event we determine to undertake any transaction in connection with which we will utilize investment banking or financial advisory services, we have agreed to offer Goldman Sachs directly or to one of its affiliates the right to act in such transaction as sole lead manager or agent in the case of any offering or placement of securities, lead arranger, underwriter and syndication agent in the case of any syndicated bank loan, or as sole advisors or dealer managers, as applicable in the case of any other transaction. If Goldman Sachs or any of its affiliates agrees to act in any such capacity, we will enter into an appropriate agreement with Goldman Sachs or its affiliate, as applicable, which will contain customary terms and conditions. These investment banking rights of Goldman Sachs shall terminate upon the earlier of (a) the sale, transfer or other disposition of our capital stock to one party, other than AIG, Chubb or GS Capital Partners 2000, L.P. or their respective affiliates, if as a result of such sale, transfer or other disposition such party holds more than 50% of our outstanding voting capital stock; (b) GS Capital Partners 2000, L.P., together with related investment funds, ceasing to retain in the aggregate ownership of at least 25% of its original shareholding in Allied World Assurance Company Holdings, Ltd (including any shares that may be issued upon the exercise of warrants); or (c) the second anniversary of our IPO. This arrangement may be terminated by us with cause, or without cause upon a change of control of Goldman Sachs. In July 2006, Goldman Sachs was a lead managing underwriter for our IPO and our offering of approximately $500 million aggregate principal amount of 7.50% senior notes (which are described in this prospectus).

Transactions with Affiliates of The Chubb Corporation

Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are each party to a surplus lines agreement, effective June 11, 2002, with Chubb Custom Market, Inc., an affiliate of Chubb. Under these two agreements, Chubb Custom Market, Inc. underwrites surplus lines insurance on behalf of Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company, subject to underwriting guidelines provided by our U.S. subsidiaries. Under these agreements, Chubb Custom Market, Inc., on behalf of our U.S. subsidiaries, also processes applications, collects and remits premiums, issues quotes, policies and other insurance documentation, keeps records, secures and maintains insurance licenses and provides and trains employees to perform these services. Total fees and commissions incurred under these agreements for the years ended December 31, 2006, 2005 and 2004 were $2.9 million, $3.5 million and $4.1 million, respectively. The amount of premiums placed through these surplus lines agreements for the years ended December 31, 2006, 2005 and 2004 totaled $13.5 million, $19.9 million and $20.6 million, respectively.

On December 1, 2002, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited, collectively, entered into a reinsurance contract with several parties including Chubb Re, Inc., on behalf of Federal Insurance Company, a subsidiary of Chubb, that covers a portion of the liabilities of Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited accruing under policies written and classified as excess general casualty insurance. This contract is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million up to and including $50 million, €50 million or £30 million. Under this contract, we could cede to Federal Insurance Company no more than 10% of the maximum limit of liability ceded under the treaty ($25 million, €25 million or £15 million). Effective December 1, 2003, there was an addendum to the reinsurance contract that specified that the contract may be canceled by either party as of March 1 of any year, subject to 90 days prior written notice. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited collectively gave notice canceling the reinsurance contract as of March 1, 2006. Following this cancellation, Federal Insurance Company continues to be liable for losses under policies in force as of the date of cancellation until their expiration or renewal dates, whichever comes first. Additionally, Federal Insurance Company will remain liable in the event that (i) any extended reporting period options are exercised under any applicable policies and/or (ii) Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are bound by statute or regulation to continue coverage with respect to policies in force after the effective date of this contract and prior to the effective date of notice of cancellation. Under this contract, Federal Insurance Company agreed to pay us a ceding commission of 22.5% applied to the premium ceded to the contract. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited have ceded approximately $5.5 million of premiums under this contract during the March 2005 to March 2006 term.

Effective as of March 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company, collectively, entered into a reinsurance contract with several parties including Harbor Point Services, Inc., on behalf of Federal Insurance Company, that covers a portion of the liabilities of Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited accruing under policies written and classified as excess general casualty insurance. Chubb has a minority interest in the parent company of Harbor Point Services, Inc. This contract has three sections: section A, section B and section C. Federal Insurance Company subscribed to section B, which is a variable quota share for all subject policies with limits greater than $25 million, €25 million or £15 million and up to and including $50 million, €50 million or £30 million. This section of the contract is not applicable to policies written by Allied World Assurance Company (U.S.) Inc. or Newmarket Underwriters Insurance Company. Under this contract, we could cede to Federal Insurance Company no more than 10% of the maximum limit of liability ceded under this section of this contract. As of March 1, 2007, this contract was renewed. As part of the renewal, Federal Insurance Company has expanded its participation to include section A and now assumes 4% of subject policies less than or equal to $25 million, €25 million and £15 million under this section. This contract terminates as of March 1, 2008, and it is anticipated that it will be renewed at such time. In addition, the parties may terminate the agreement upon 45 days’ prior notice under specified circumstances, including insolvency or the impairment of paid-up capital of the relevant counterparty. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and

Newmarket Underwriters Insurance Company may also terminate the agreement with Federal Insurance Company under other specified circumstances, including (1) the assignment to Federal Insurance Company by A.M. Best of a financial strength rating of less than “A−” or (2) if Federal Insurance Company ceases writing reinsurance. Under this contract, Federal Insurance Company agreed to pay to us a ceding commission of 22.5% applied to the premium ceded to this contract. We anticipate that our subsidiaries will cede approximately $8.5 million in premiums under this contract during the March 2007 to March 2008 term.

In addition, as part of our ordinary business, we assumed reinsurance premiums from subsidiaries of Chubb. Total premiums assumed from Chubb subsidiaries were $8.1 million, $6.1 million and $3.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Registration Rights

We executed a Registration Rights Agreement upon the closing of our IPO that provided AIG, Chubb, the Goldman Sachs Funds or the Securitas Capital Fund (the “Specified Shareholders”) with registration rights for common shares held by them (or obtainable pursuant to warrants held by them) or any of their affiliates. Under this agreement, each of the Specified Shareholders has the right to require us to register common shares under the Securities Act for sale in the public market, in an underwritten offering, block trades from time to time, or otherwise. The total amount of common shares requested to be registered under any demand of that kind must, as of the date of the demand, equal or exceed 10% of all common shares outstanding or common shares having a value of $100 million (based on the average closing price during any 15 consecutive trading days ending within 30 days prior to but not including such date of demand). We may include other common shares in any demand registration of that kind on a second-priority basis subject to a customary underwriter’s reduction. If we propose to file a registration statement covering common shares at any time, each Specified Shareholder will have the right to include common shares held by it (or obtainable pursuant to warrants held by it) in the registration on a second-priority basis with us, ratably according to the relevant respective holdings and subject to a customary underwriter’s reduction. We have agreed to indemnify each Specified Shareholder with respect to specified liabilities, including civil liabilities under the Securities Act, and to pay specified expenses relating to any of these registrations. In addition, the Goldman Sachs Funds, as the financial founder, have the right under the registration rights agreement to appoint Goldman Sachs as the lead managing underwriter if the Goldman Sachs Funds are selling more than 20% of the common shares sold in a registered public offering.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to our audit committee charter that became effective as of July 2006 following our IPO, the audit committee reviewed and approved the related party transactions we entered into after such date. Prior to July 2006, related party transactions were approved by the full board. We do not have written standards in connection with the review and approval of related party transactions as we believe each transaction should be analyzed on its own merits. In making its decision, the audit committee reviews, among other things, the relevant agreement, analyzes the specific facts and circumstances and speaks with, or receives a memorandum from, management that outlines the background and terms of the transaction. As insurance and reinsurance companies enter into various transactions in the ordinary course of business, the audit committee does not review these types of transactions to the extent they are open-market transactions that happen to involve related parties.

DESCRIPTION OF THE NOTES

General

The notes will be issued under a base indenture between us and The Bank of New York, as trustee, as supplemented by the first supplemental indenture, each to be dated the date the notes offered hereby are first delivered. The base indenture as supplemented by the first supplemental indenture is referred to herein as the “indenture”. Below is a summary of certain material provisions of the indenture. The summary is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the indenture, including the definitions of certain terms in the indenture and those terms to be made a part of the indenture by the Trust Indenture Act of 1939, as amended. The form of base indenture is filed as an exhibit to the registration statement of which this prospectus is a part and we will file the base indenture and the first supplemental indenture, in each case, as executed, as an exhibit to a Current Report on Form 8-K. You should read the indenture for provisions that may be important to you. Capitalized terms used in this summary have the meanings specified in the indenture. In this summary, the “company”, “we”, “our” or “us” means solely Allied World Assurance Company Holdings, Ltd and its successors under the indenture and not any of its subsidiaries.

The indenture does not limit the aggregate principal amount of the debt securities that we may issue under it and provides that we may issue debt securities under it from time to time in one or more series. The indenture does not limit the amount of other indebtedness that we or our subsidiaries may issue.

The notes will be issued in registered form only in denominations of $1,000 and integral multiples of $1,000. We will issue the notes initially in the aggregate principal amount of $500 million. We may, at any time and from time to time, without the consent of the existing holders of the notes, issue additional notes having the same interest rate, maturity and other terms as the notes offered hereby except for the issue price, issue date and, in some cases, first interest payment date. Any such additional notes, together with the notes offered hereby, will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

Each note will bear interest at an annual rate of 7.50%, computed on the basis of a 360-day year of twelve 30-day months. We will pay interest semi-annually in arrears on February 1 and August 1 of each year, which we refer to as the interest payment dates, beginning on February 1, 2007 to the persons in whose names the notes are registered at the close of business on the applicable record date, which is the January 15 or July 15, immediately preceding such interest payment date. Unless previously redeemed, the notes will mature, and the principal amount of the notes will become payable, on August 1, 2016.

The indenture does not contain any provisions that would limit our ability to incur additional indebtedness or sell assets (other than as described below under “Certain Covenants — Limitation on Liens on Stock of Designated Subsidiaries”, “— Limitation on Disposition of Stock of Designated Subsidiaries” and “— Merger, Amalgamation, Consolidation or Sale of Assets”) or that would afford holders of the notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Additionally, the indenture does not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit ratings.

The principal, interest, if any, and additional amounts, if any on notes will be payable at our option at the corporate trust office of the trustee, located at 101 Barclay Street, Fl. 8W, New York, NY 10289, Attn: Corporate Trust Administration, by check mailed to the address of the person entitled thereto as it appears in the applicable register for the notes or by wire transfer.

If any interest payment date falls on a day that is not a business day, the interest payment shall be postponed to the next day that is a business day, and no interest on such payment shall accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the maturity date. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. Interest on the notes which is payable, and is punctually paid or duly provided for, on any interest payment date shall be paid to the person in whose name that note (or one or more predecessor notes) is registered at the close of business on the regular record date for such interest.

Subject to certain limitations imposed upon notes issued in book-entry form, notes:

•	will be exchangeable for any authorized denomination of other notes of the same series and of a like aggregate principal amount and tenor upon surrender of such notes at the trustee’s corporate trust office or at the office of any other registrar designated by us for such purpose; and

•	may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the trustee or at the office of any other registrar designated by us for such purpose.

No service charge will be made for any registration of transfer or exchange, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges. We may act as registrar and may change any registrar without notice.

The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

We may redeem the notes at any time, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed and (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus in either case accrued and unpaid interest to, but excluding, the redemption date.

“Treasury Rate” means, for any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers or such other firm appointed by us after consultation with the trustee.

“Comparable Treasury Price” means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date for the notes being redeemed.

“Reference Treasury Dealer” means (1) each of Goldman, Sachs & Co. and Banc of America Securities LLC and, in each case, their respective successors; provided, however, that if either of them ceases to be a primary U.S. Government securities dealer in New York City, we will appoint another primary U.S. Government securities dealer as a substitute and (2) any other U.S. Government securities dealers selected by us.

We will send the holders of the notes to be redeemed a notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in payment of the redemption price, the notes called for redemption shall cease to accrue any interest on or after the redemption date.

In the event that fewer than all of the notes will be redeemed, the notes will be selected for redemption by the trustee, if the notes are listed on a national securities exchange at such time, in accordance with the rules of such exchange or, if the notes are not so listed, either pro rata or by lot or such other method as the trustee deems fair and appropriate.

We may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, so long as such acquisition does not otherwise violate the terms of the indenture.

Payment of Additional Amounts

We will make all payments of principal and of premium, if any, interest and any other amounts on, or in respect of, the notes without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature with respect to payments made by the company imposed or levied by or on behalf of Bermuda or any other jurisdiction in which we are organized or otherwise considered to be a resident for tax purposes or any other jurisdiction from which or through which a payment on the notes is made by the company (a “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted at source by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, we will, subject to certain limitations and exceptions described below, pay to the recipient of any payment described in the preceding sentence such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such person, after the withholding or deduction (including any such withholding or deduction from such additional amounts), will not be less than the amount provided for in such note or in the indenture to be then due and payable.

We will not be required to pay any additional amounts for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such recipient or holder of a note (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such note, (b) presented, where presentation is required, such note for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such note could not have been presented for payment elsewhere, or (c) presented, where presentation is required, such note for payment more than 30 days after the date on which the payment in respect of such note became due and payable or provided for, whichever is later, except to the extent that the recipient or holder would have been entitled to such additional amounts if it had presented such note for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by such recipient or the holder of such note to comply with any reasonable request by us addressed to such person within 90 days of such request or, if earlier, by such date as provided by applicable law (a) to provide information concerning the nationality, residence or identity of such person or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(4) any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or

(5) any combination of items (1), (2), (3) and (4).

In addition, we will not pay additional amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, any such note to any holder who is a fiduciary, partnership, limited liability company that is fiscally transparent, other fiscally transparent entity or other than the sole beneficial owner of such note to the extent that such beneficial owner, settlor with respect to such fiduciary, partner of such partnership, member of such limited liability company or owner of such fiscally transparent entity would not have been entitled to such additional amounts had it been the holder of the note. Moreover, we shall not provide any indemnification to the extent that any fiduciary, partnership, limited liability company treated as fiscally transparent, other fiscally transparent entity or other than the sole beneficial owner of such note fails to withhold or deduct any amounts so required by any relevant taxing jurisdiction.

Redemption for Tax Purposes

We may redeem the notes at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest and additional amounts, if any, to the date fixed for redemption, at any time we receive an opinion of counsel that as a result of (1) any change in or amendment to the laws or treaties (or any regulations or rulings promulgated under these laws or treaties) of Bermuda or any taxing jurisdiction (or of any political subdivision or taxation authority affecting taxation) or any change in the application or official interpretation of such laws, treaties, regulations or rulings, (2) any action taken by a taxing authority of Bermuda or any taxing jurisdiction (or any political subdivision or taxing authority affecting taxation), which action is generally applied or is taken with respect to the company or (3) a decision rendered by a court of competent jurisdiction in Bermuda or any taxing jurisdiction (or any political subdivision) whether or not such decision was rendered with respect to us, there is a substantial probability that we will be required as of the next interest payment date or maturity date to pay additional amounts with respect to the notes as provided in “— Payment of Additional Amounts” above and such requirements cannot be avoided by the use of reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) then available. If we elect to redeem the notes under this provision, we will give written notice of such election to the trustee and the holders of the notes. Interest on the notes will cease to accrue unless we default in the payment of the redemption price.

Ranking

The notes will be our unsecured and unsubordinated obligations and will:

•	rank equal in right of payment with all our other unsubordinated indebtedness;

•	be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the collateral securing such indebtedness;

•	not be guaranteed by any of our subsidiaries; and

•	be effectively subordinated to all existing and future obligations including policyholders, trade creditors, debt holders and taxing authorities of our subsidiaries.

We currently conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions and advances from our subsidiaries will be the principal source of funds necessary to meet our debt service and other obligations, including any payments due on the notes. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating and regulatory requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations.

As of December 31, 2006, our outstanding consolidated indebtedness for money borrowed consisted solely of the notes offered hereby and the consolidated liabilities of our subsidiaries reflected on our balance sheet were approximately $5,400.5 million. All such liabilities (including to policyholders, trade creditors, debt holders and taxing authorities) of our subsidiaries are effectively senior to the notes.

Certain Covenants

Below is a summary of certain covenants contained in the indenture.

Limitation on Liens on Stock of Designated Subsidiaries

We will not, and we will not permit any Designated Subsidiary to, create, assume, incur or guarantee any indebtedness for money borrowed that is evidenced by notes, debentures, bonds or similar negotiable instruments, if such indebtedness is secured by any mortgage, pledge, lien, security interest or other encumbrance (each, a “Lien”) upon any shares of Capital Stock of any Designated Subsidiary (whether such shares of stock are now owned or hereafter acquired) without providing concurrently that the notes will be secured equally and ratably with such indebtedness (it being understood that such security interest in favor of the note holders shall be automatically released if the Liens securing the other indebtedness are for any reason released) for at least the time period such other indebtedness is so secured.

The term “Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including preferred stock, in each case, that are entitled to vote in the election of directors, member or general partners or other similar managing body, as applicable, but excluding any debt securities convertible into or other securities convertible into such equity.

The term “Designated Subsidiary” means any present or future consolidated Subsidiary of the company, the assets of which constitute at least 20% of the company’s consolidated assets; provided, however, that (i) in the event Liens of the type described in the “Limitation on Liens on Stock of Designated Subsidiaries” covenant are placed on the Capital Stock of more than one of our subsidiaries in one transaction or in a series of related transactions and such subsidiaries, when taken together as a whole, constitute at least 20% of the company’s consolidated assets, each such Subsidiary shall be deemed to be a “Designated Subsidiary” for purposes of such transaction or transactions, as the case may be, and (ii) in the event of a sale, transfer or other disposition of the type described in the “Limitation on the Disposition of Stock of Designated Subsidiaries” covenant of any shares of Capital Stock of more than one of our subsidiaries in one transaction or in a series of related transactions and such subsidiaries, when taken together as a whole, constitute at least 20% of the company’s consolidated assets, each such Subsidiary shall be deemed to be a “Designated Subsidiary” for purposes of such transaction or transactions, as the case may be. As of December 31, 2006, our only Designated Subsidiary was Allied World Assurance Company, Ltd.

Limitation on the Disposition of Stock of Designated Subsidiaries

We will not sell, transfer or otherwise dispose of any shares of Capital Stock of a Designated Subsidiary, and we will not permit any subsidiary to sell, transfer or otherwise dispose of any shares of Capital Stock of any Designated Subsidiary, and we will not permit any Designated Subsidiary to issue (other than to us or any of our Subsidiaries) any Capital Stock of any Designated Subsidiary, unless such Capital Stock is disposed of or issued, as the case may be, for consideration which is at least equal to the fair market value of the Capital Stock so disposed of or issued, as the case may be, as set forth or stated in a resolution of our board of directors adopted in good faith. The foregoing shall not apply to (i) the sale, transfer, disposition or issuance of directors’ qualifying shares or similar securities, (ii) any issuance or disposition of securities required by any law, regulation or order of any governmental or insurance regulatory authority, or (iii) sales or transfers to us or to other Designated Subsidiaries.

Merger, Amalgamation, Consolidation or Sale of Assets

We may not consolidate or amalgamate with or merge with or into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, or permit any person to consolidate with or merge into us, unless:

•	either (a) we shall be the surviving person or (b) the surviving person (if other than us) shall (1) be a corporation or limited liability company organized and existing under the laws of the United States of America, any state thereof, the District of Columbia or Bermuda and (2) expressly assume, by an indenture supplemental to the indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the notes and the indenture;

•	immediately after giving effect to such transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	we shall have delivered to the trustee an officers’ certificate stating that such consolidation, amalgamation, merger, conveyance, transfer, sale or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the indenture and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The surviving person of such transaction shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor had been named as us thereunder; and thereafter, we shall be discharged from all obligations and covenants under the indenture and the notes.

Payment of Principal, Premium and Interest

We will duly and punctually pay the principal of (and premium, if any) and interest on the notes in accordance with their terms.

Maintenance of Office or Agency

We will maintain an office or agency where the notes may be presented or surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the notes.

Money for Securities; Payments to Be Held in Trust

If we will at any time act as our own paying agent with respect to the notes, we will, on or before each due date of the principal of (and premium, if any) or interest on the notes, segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums will be paid to such persons or otherwise disposed of as provided in the indentures and will promptly notify the trustee of our action or failure so to act.

Statement by Officers as to Default

We will deliver to the trustee, within 120 days after the end of each fiscal year of the company, a certificate of our principal executive officer, principal financial officer or principal accounting officer stating whether or not to the best knowledge of the signer thereof we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture, and if we are in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Events of Default

The following are events that will constitute “events of default” with respect to the notes:

(1) default in the payment of any interest upon any notes when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any notes when due; or

(3) default in the performance, or breach, of any of our covenants (other than those described in clauses (1) or (2) above) in the indenture (other than a covenant added solely for the benefit of another series of debt securities) and continuance of such default or breach for a period of 60 days after there has been given by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(4) default by the Company or any Designated Subsidiary in the payment when due of the principal or premium, if any, of any bond, debenture, note or other evidence of indebtedness, in each case for money borrowed, or in the payment of principal or premium, if any, under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, which default for payment of principal or premium, if any, is in an aggregate amount exceeding $50.0 million, if such default shall continue unremedied or unwaived for more than 30 days after the expiration of any grace period or extension of the time for payment applicable thereto; or

(5) default by the Company or any Designated Subsidiary under any instrument or instruments under which there is or may be secured or evidenced any of its indebtedness (other than the notes) having an outstanding principal amount of $50.0 million or more, individually or in the aggregate, that has caused the holders thereof to declare such indebtedness to be due and payable prior to its stated maturity, unless such declaration has been rescinded, or has been cured, within 30 days; or

(6) failure within 60 days to pay, bond or otherwise discharge any uninsured judgment against us or court order for the payment of money by us, in each case, in excess of $50.0 million, which is not stayed on appeal or is not otherwise being appropriately contested in good faith; or

(7) certain events of bankruptcy, insolvency or reorganization.

The trustee will, within 90 days after the occurrence of any default (the term “default” to include the events specified above without grace or notice) with respect to the notes actually known to it, give to the holders of the notes notice of such default; provided, however, that, except in the case of a default in the payment of principal of (or premium, if any) or interest on any of the notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the notes; and provided, further, that in the case of any default of the character specified in clause (3) above, no such notice to holders of notes will be given until at least 30 days after the occurrence thereof. We will certify to the trustee quarterly as to whether any default exists.

If an event of default, other than an event of default resulting from bankruptcy, insolvency or reorganization, with respect to the notes will occur and be continuing, the trustee or the holders of at least 25% in aggregate principal amount of notes then outstanding, by notice in writing to us (and to the trustee if given by the holders of notes), will be entitled to declare all unpaid principal of and accrued interest on notes then outstanding to be due and payable immediately.

In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on notes then outstanding will be due and payable immediately without any declaration or other act on the part of the trustee or the holders of notes.

Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the notes) may be waived by the holders of a majority in principal amount of the notes then outstanding upon the conditions provided in the indenture.

No holder of the notes may pursue any remedy under the indenture unless the trustee will have failed to act after, among other things, notice of an event of default and request by holders of at least 25% in principal amount of the notes has occurred and the offer to the trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on notes.

The terms of any other series of notes issued under the indenture or any other indebtedness of the Company may provide for events of default under such series or other indebtedness that differ from the events of default under the notes.

Under the Companies Act, any payment or other disposition of property made by us within six months prior to the commencement of our winding up will be invalid if made with the intent to fraudulently prefer one of more of our creditors at a time that we were unable to pay our debts as they became due.

Discharge and Defeasance

Under the terms of the indenture, we will be discharged from any and all obligations in respect of the notes and the indenture (except in each case for certain obligations to register the transfer or exchange of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust) if we deposit with the applicable trustee, in trust, moneys or U.S. government obligations in an amount sufficient to pay all the principal of, and interest on, the notes on the dates such payments are due in accordance with their terms.

In addition, we may elect either (1) to defease and be discharged from any and all obligations with respect to the notes (“defeasance”) or (2) to be released from our obligations with respect to the notes under certain covenants in the indenture, and any omission to comply with such obligations will not constitute a default or an event of default with respect to the notes (“covenant defeasance”):

(1) by delivering all outstanding notes to the trustee for cancellation and paying all sums payable by it under the notes and the indenture; or

(2) after giving notice to the trustee of our intention to defease all of the notes, by irrevocably depositing with the trustee or a paying agent, cash or U.S. government obligations sufficient to pay all principal of and interest on the notes.

Such a trust may only be established if, among other things:

(1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under or any material agreement or instrument to which we are a party or by which we are bound;

(2) no event of default or event that with notice or lapse of time or both would become an event of default with respect to the notes to be defeased will have occurred and be continuing on the date of establishment of such a trust after giving effect to such establishment; and

(3) we have delivered to the trustee an opinion of counsel (as specified in indenture) to the effect that the holders will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by us, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the applicable supplemental indenture.

In the event we effect covenant defeasance with respect to any notes and such notes are declared due and payable because of the occurrence of any event of default, other than an event of default with respect to any covenant as to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of the stated maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default.

Modification and Waiver

We, when authorized by a board resolution, and the trustee may modify, amend and/or supplement the indenture and the notes with the consent of the holders of not less than a majority in principal amount of the outstanding notes of all series affected thereby (voting as a single class); provided, however, that such modification, amendment or supplement may not, without the consent of each holder of the notes affected thereby:

(1) change the stated maturity of the principal of or any installment of interest with respect to the notes;

(2) reduce the principal amount of, or the rate of interest on, the notes;

(3) change the currency of payment of principal of or interest on the notes;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

(5) reduce the above-stated percentage of holders of the notes necessary to modify or amend the indenture; or

(6) modify the foregoing requirements or reduce the percentage of outstanding notes necessary to waive any covenant or past default.

Holders of not less than a majority in principal amount of the outstanding notes of all series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by us with any provision of the indenture (subject to the immediately preceding sentence); provided, however, that:

(1) without the consent of each holder of notes affected thereby, no waiver may be made of a default in the payment of the principal of or interest on any note or in respect of a covenant or provision of the indenture that expressly states that it cannot be modified or amended without the consent of each holder affected; and

(2) only the holders of a majority in principal amount of notes of a particular series may waive compliance with a provision of the indenture relating to such series or the notes of such series having applicability solely to such series.

We, when authorized by a board resolution, and the trustee may amend or supplement the indenture or waive any provision of such indenture and the notes without the consent of any holders of the notes in some circumstance, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make any other change that does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of holders of the notes;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide any security for or guarantees of the notes;

•	to add events of default with respect to the notes;

•	to add covenants that would benefit the holders of the notes or to surrender any rights or powers we have under the indenture;

•	to make any change necessary for the registration of the notes under the Securities Act or to comply with the Trust Indenture Act of 1939, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; provided, however, that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect;

•	to provide for uncertificated notes in addition to or in place of certificated notes or to provide for bearer notes;

•	to add to or change any of the provisions of the indenture to such extent as will be necessary to permit or facilitate the issuance of the notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	to change or eliminate any of the provisions of the indenture, provided, however, that any such change or elimination will become effective only when there is no note outstanding of any series created prior to the execution of the indenture which is entitled to the benefit of such provision;

•	to establish the form or terms of the notes as permitted by the indenture; or

•	to evidence and provide for the acceptance of appointment by a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee, pursuant to the requirements of the indenture.

The Trustee

The indenture will contain certain limitations on a right of the trustee, as our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Subject to the terms of the indenture, the holders of a majority in principal amount of all outstanding notes of a series issued under the indenture (or if more than one series is affected thereby, of all series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee for such series or all such series so affected.

In case an event of default will occur (and will not be cured) under the indenture and is actually known to a responsible officer of the trustee or the trustee has received written notice of the event of default, the trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they will have offered to the trustee security and indemnity reasonably satisfactory to it. The trustee will not be responsible or liable for special, indirect or consequential loss or damage of any kind under the indenture.

Governing Law

The indenture and the notes will be governed by the laws of the State of New York.

Global Securities; Book-Entry System

We may issue the notes in whole or in part in the form of one or more global securities to be deposited with the trustee as custodian for the Depository Trust Company (“DTC”), a depository (the “depository”), and registered in the name of Cede & Co. as nominee of DTC. “Global securities” represent in the aggregate the total principal or face amount of the notes and once on deposit with a depository, allow trading of the securities through the depository’s book-entry system as further described below. Global securities will be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any nominee of such depository to a successor depository or any nominee of such successor.

Upon the issuance of a global security, the depository for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual notes represented by such global security to the accounts of persons that have accounts with such depository (“participants”). Such accounts will be designated by the underwriters, dealers or agents with respect to the notes. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants.

Pursuant to procedures established by DTC, ownership of beneficial interests in any global security with respect to which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have any of the individual notes represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the indenture. Beneficial owners of notes evidenced by a global security will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee thereunder. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the indenture. We understand that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any interest on, individual notes represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose name notes, including a global security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal and interest). We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Redemption notices with respect to any notes represented by a global security will be sent to the depository or its nominee. If less than all of the notes are to be redeemed, we expect the depository to determine the amount of the interest of each participant in such notes to be redeemed by lot. None of us, the trustee, any paying agent or the registrar for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such notes or for maintaining any records with respect thereto.

Neither we nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the SEC.

If a depository for any notes is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual notes in exchange for the global security representing such notes. In addition, we may at any time and in our sole discretion, determine not to have any of notes represented by one or more global securities and in such event we will issue individual notes in exchange for the global security or securities representing such notes. Individual notes so issued will be issued in denominations of $1,000 and integral multiples thereof.

All moneys paid by us to a paying agent or a trustee for the payment of the principal of or interest on any notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us, and the holder of such notes thereafter may look only to us for payment thereof.

DESCRIPTION OF OUR SHARE CAPITAL

The following description of our share capital summarizes specified provisions of our Bye-laws and our memorandum of association. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by, our Bye-laws and memorandum of association. Copies of our Bye-laws and memorandum of association are filed as exhibits to the registration statement relating to our initial public offering of common shares.

General

Our authorized share capital after completion of our initial public offering of common shares on February 28, 2007 consisted of approximately 333,333,333 shares, of which 60,342,079 common shares were outstanding. As of February 28, 2007 there were 145 holders of record of our common shares.

Voting Common Shares

As of December 31, 2006, there were 30,720,131 voting common shares outstanding. Holders of our voting common shares have no pre-emptive, redemption, conversion or sinking fund rights. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy more than 50% of the common shares (without giving effect to the limitation on voting rights described below). Subject to the limitation on voting rights and except as set forth below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Most matters to be approved by holders of common shares require approval by a simple majority of the votes cast at a meeting at which a quorum is present. Under Bermuda law, the holders of 75% of the common shares present in person or by proxy at a meeting at which a quorum is present and voting thereon (after giving effect to the limitation on voting rights) must generally approve a merger or amalgamation with another company. In addition, under Bermuda law, the holders of 75% of the common shares present in person or by proxy and voting thereon (after giving effect to the limitation on voting rights) at a meeting at which a quorum is present, must approve a discontinuation of our company from Bermuda to another jurisdiction.

In the event of a liquidation, dissolution or winding-up of our company, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities. Upon completion of our offering, all outstanding common shares will be fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of the shareholders with such rights, preferences and limitations as the board of directors may determine.

Voting common shares shall not be convertible into non-voting common shares, except that if a Goldman Sachs Fund or any affiliate thereof owns directly, by attribution or constructively any common shares, all voting common shares owned directly, by attribution and constructively by such fund or any affiliate thereof shall convert into non-voting common shares. Such non-voting common shares shall revert to being voting common shares after the date they are no longer owned by such fund or its affiliates. Upon our request, each such fund or affiliate must timely identify all shares subject to the application of the foregoing rules.

Non-Voting Common Shares

As of December 31, 2006, there were 29,567,565 non-voting common shares in issue. Holders of our non-voting common shares have the same rights as the holders of common shares, except that (unless otherwise granted a vote according to the provisions of the Companies Act) they have no right to vote on any matters put before the shareholders. If holders of our non-voting common shares are entitled to vote on corporate matters under the Companies Act, those holders may cast votes corresponding with their shares in proportion to the votes cast by holders of our voting common shares for, against or abstaining from any resolution.

At the present time, we have no intention to issue additional non-voting common shares except in the event a stock dividend or other distribution in kind is declared on outstanding non-voting common shares.

Preferred Shares

Pursuant to the Bye-laws and Bermuda law, the board of directors by resolution may establish one or more series of preferred shares in such number and having such designations, relative voting rights, dividend rates, liquidation and other rights, preferences, policies and limitations as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. As of the date of this prospectus, no preference shares have been issued.

Limitation on Voting Rights

Each voting common share has one vote on a poll of the shareholders, except that, if and for as long as (i) the number of controlled shares (as described below) of any person would constitute 10% or more of the total combined voting power of all classes our shares, as determined under Treasury Regulations (after giving effect to any prior reduction in voting power as described below), and (ii) if such person is a U.S. person, it owns directly or through non-U.S. entities any of our shares, such person’s controlled shares, regardless of the identity of their registered holder, will confer a number of votes as determined by the following formula:

((T − C) ÷ 9) − 1

Where:
(1) “T” is the aggregate number of votes conferred by all of our issued shares immediately prior to the application of the formula with respect to such controlled shares, adjusted to take into account each reduction in such aggregate number of votes that results from a prior reduction in the exercisable votes conferred by any controlled shares pursuant to the sequencing provision as at the same date;

(2)	“C” is the aggregate number of votes conferred by controlled shares attributable to such person. “Controlled shares” of any person means all voting shares (i) owned or with respect to persons who are U.S. persons deemed owned by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by that person, or (ii) beneficially owned directly or indirectly within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder other than Excluded Controlled Shares (as defined below).

The formula will be applied successively as many times as may be necessary to ensure that no person (except a U.S. person who does not own any of our shares directly or through non-U.S. entities) will be a 10% shareholder at any time (the “sequencing provision”). For the purposes of determining the votes exercisable by shareholders as at any date, the formula will be applied to the controlled shares of each person in declining order based on the respective numbers of controlled shares attributable to each person. Thus, the formula will be applied first to the shares held by the person to whom the largest number of controlled shares are attributable and thereafter sequentially with respect to the controlled shares of the person with the next largest number of controlled shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting common shares as of that date, as reduced by the prior application of the formula to any controlled shares of any person as of that date. “10% shareholder” means a person who owns, in the aggregate, (1) directly, (2) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (3) beneficially, directly or indirectly within the meaning of Section 13(d)(3) of the Exchange Act, issued or issuable shares of our company representing 10% or more of the total combined voting rights attaching to the issued common shares and the issued shares of any other class or classes of shares of the Company other than, with respect to clause (3), the shares owned by a bank, broker, dealer or investment adviser which does not have or exercise the power to vote those shares and which has only passive investment intent as reflected in its ability to file beneficial ownership reports on Schedule 13G under the Exchange Act with respect to the common shares it holds (known as “Excluded Controlled Shares”).

The directors are empowered to require any shareholder to provide information as to that shareholder’s legal or beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or persons or any other facts the directors may deem relevant to a determination of the number of controlled shares attributable to any person. The directors may disregard the votes attached to shares of any holder failing to respond to that type of request or submitting incomplete or untrue information.

The directors retain certain discretion to make any final adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% shareholder at any time.

Restrictions on Transfer

The Bye-laws contain several provisions restricting the transferability of common shares. The directors are required to decline to register a transfer of common shares (including a conversion into voting shares) if they have reason to believe that the result of that transfer would be to cause (1) any U.S. person to become a 10% shareholder (as determined without giving effect to any adjustments to voting rights discussed under “Limitation on Voting Rights” above) other than a person who does not own any of our shares directly or through non-U.S. entities, (2) any of AIG, Chubb or the Goldman Sachs Funds (collectively referred to in this prospectus as the founders), any affiliate of a founder or any person to whom shares owned by a founder are attributed by reason of the ownership of person by such founder, to own (after taking into account the founder back-attribution convention), directly, through non-U.S. entities or constructively under the Code, a greater percentage of the common shares and our shares of any other class or classes as determined by the proportionate value of such shares the greater of (x) 9.99% and (y) the percentage of shares than such person owned as of the effective date of the Bye-laws (other than as a result of any affiliate of a Goldman Sachs Fund holding shares as an underwriter, market maker, broker, dealer or investment adviser, up to 24.5%), or (3) any

U.S. person, other than a founder, to own directly, through non-U.S. entities or constructively under the Code, 10% or more of common shares and our shares of any other class or classes as determined by the aggregate value of such shares. Similar restrictions apply to our ability to issue or repurchase shares.

In applying the constructive ownership rules of Section 958(b) of the Code for purposes of the restrictions described in the preceding paragraph, the rules of Section 318(a)(3) and U.S. Treasury Regulations 1.958-2(d) will only apply with respect to the founders and their affiliates to the extent that the rules would attribute to a founder or its affiliate the shares owned (directly or by application of the constructive and indirect ownership rules of Sections 958(a) and 958(b) of the Code) by (1) a person that owns 25% or more of one of such founder, by vote or value, or (2) an affiliate of one of such founder. This is known as the “founder back-attribution convention”.

The directors (or their designee), in their absolute discretion, may also decline to register the transfer of any shares (including a conversion into voting shares) if they have reason to believe that (1) the transfer could expose us or any of our subsidiaries, any shareholder or any person ceding insurance to us or to any of our subsidiaries, to, or materially increase the risk of, material adverse tax or regulatory treatment in any jurisdiction or (2) the transfer is required to be registered under the Securities Act or under the securities laws of any state of the United States or any other jurisdiction, and that requirement has not been complied with.

We are authorized to request information from any holder or prospective acquiror of shares as necessary to give effect to the transfer, conversion, issuance and repurchase restrictions described above, and may decline to effect that transaction if complete and accurate information is not received as requested.

Conyers Dill & Pearman, our Bermuda counsel, has advised us that, while the precise form of the restrictions on transfer contained in the Bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any shares purchased that violate the restrictions and as to the transfer of which registration is refused. The transferor of those shares will be deemed to own the shares for dividend, voting and reporting purposes until a transfer of the shares has been registered on our register of members.

If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal. The directors may designate our company’s Chief Executive Officer to exercise his authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as that officer is also a director.

The restrictions on transfer described above will not be imposed in a way that would interfere with the settlement of trades or transactions in the common shares entered into or through the New York Stock Exchange. However, our directors may decline to register transfers in accordance with the Bye-laws after a settlement has taken place.

Directors of Non-U.S. Subsidiaries

Under the Bye-laws, the board of directors of Allied World Assurance Company, Ltd must consist only of persons who have been elected as directors of Allied World Assurance Company Holdings, Ltd. The total number of directors of Allied World Assurance Company, Ltd must be equal to the total number of directors of Allied World Assurance Company Holdings, Ltd. The directors of Allied World Assurance Company, Ltd must be organized into the same classes as the directors of Allied World Assurance Company Holdings, Ltd.

The board of directors of each other non-U.S. subsidiary of Allied World Assurance Company Holdings, Ltd must consist only of persons approved by our shareholders as persons eligible to be elected as directors of such subsidiary (subject to the limitations on voting rights discussed under “Description of Our Capital Stock — Limitation on Voting Rights”).

Bye-laws

Our Bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations to capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and powers of directors, the payment of dividends, the appointment of an auditor and our winding-up. Our Bye-laws provide that the board of directors shall consist of at least seven directors, as may be increased from time to time by resolution of our board of directors up to a maximum of 13 directors. The board of directors is divided into three classes, each of approximately equal size, with the Class III directors having an initial term that expired at our 2006 annual general meeting (these directors were subsequently re-elected for a term expiring at our 2009 annual general meeting), the Class II directors having an initial term that expires at our 2007 annual general meeting, and the Class I directors having an initial term expiring at our 2008 annual general meeting. After the expiration of their initial term, the term of each class of directors elected is three years. See “Management — Directors”. A director may only be removed before the expiration of that director’s term at a special meeting of shareholders called for that purpose. Directors may only be removed for cause. In addition, our Bye-laws require any written action of our shareholders to be unanimous.

Our Bye-laws also provide that if our board of directors in its absolute discretion determines that share ownership by any shareholder may (i) result in adverse regulatory or legal consequences or (ii) result in, or materially increase the risk of, material adverse tax consequences, to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by that shareholder to the extent our board of directors determines it is necessary or advisable to avoid or cure any adverse or potential adverse consequences. The fair market value will paid for the shares.

Differences in Corporate Law

The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to the Bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors

Under Bermuda law and the Bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, the Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, a transaction of that nature would not be voidable if (1) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board of directors in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, (2) the material facts as to the director’s relationship or interest as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the shareholders. Under Delaware law, the interested director could be held liable for a transaction in which a director derived an improper personal benefit.

Mergers and Similar Arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which that shareholder may receive cash in the amount of the fair market value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law does not provide shareholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (1) in exchange for the assets of the business to be acquired, (2) in exchange for the outstanding stock of the corporation to be acquired, (3) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation or (4) in a merger in which the corporation’s certificate of incorporation is not amended and the corporation issues less than 20% of its common shares outstanding prior to the merger.

Takeovers

Under Bermuda law an acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	A scheme of arrangement could also be effected by obtaining the agreement of the company and of holders of notes, representing in the aggregate a majority in number and at least 75% in value of the notes present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of the notes could be compelled to sell their notes under the terms of the scheme of arrangement.

•	If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of capital stock. Upon a merger of that type, dissenting shareholders of the subsidiary would have appraisal rights.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or Bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our Bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Indemnification of Directors

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our Bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position (1) if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Enforcement of Judgments and Other Matters

Our Company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.

We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

CERTAIN TAX CONSIDERATIONS

The following is a summary of certain tax considerations relating to our company and the holders of notes based on current law. There may be legislative, judicial or administrative changes in the future that could affect the tax consequences described below, potentially with retroactive effect. The statements as to U.S. federal income tax law set forth below represent the opinion of Willkie Farr & Gallagher LLP, our U.S. legal counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Bermuda tax law set forth below represent the opinion of Conyers Dill & Pearman, our Bermuda legal counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements).The statements as to U.K. tax law set forth below represent the legal opinion of Norton Rose, our U.K. legal counsel, as to such tax laws (subject to qualifications and assumptions set forth in such statements). The statements as to Irish tax law set forth below represent the legal opinion of William Fry Tax Advisers Limited, our Irish legal counsel, as to such tax laws (subject to qualifications and assumptions set forth in such statements). The statements as to our beliefs, expectations and views do not represent our legal opinion or that of our counsel. Our counsel have not made any independent factual or accounting determination. Additionally, for these purposes, statements as to the future actions of and intent of our company are not, and should not be taken to be, advice of counsel.

Taxation of Our Companies

Bermuda

Under current Bermuda law, there is no income tax, withholding tax, capital gains tax or capital transfer tax payable by Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd. Allied World Assurance Company Holdings, Ltd, along with Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd, have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that if any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, is enacted, that tax will not be applicable to Allied World Assurance Company Holdings, Ltd., Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd or any of their operations or the notes, debentures or other obligations of our company, Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd, until

March 28, 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to persons that are ordinarily resident in Bermuda (our company, Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd are not currently resident in Bermuda) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to our company, Allied World Assurance Company, Ltd or Allied World Assurance Holdings (Ireland) Ltd. We, along with Allied World Assurance Company, Ltd and Allied World Assurance Holdings (Ireland) Ltd, under current rates, each pay annual Bermuda government fees of $27,825, $5,610 and $1,780, respectively, and Allied World Assurance Company, Ltd currently pays annual insurance licensing fees of $200,000.

U.S. Taxation of our Non-U.S. Companies

U.S. Trade or Business

We believe that the non-U.S. companies have operated and will operate their respective businesses in a manner that will not cause them to be subject to U.S. federal tax (other than U.S. withholding and excise taxes discussed below) on the basis that none of them is engaged in a U.S. trade or business. However, there are no definitive standards under current law as to those activities that constitute a U.S. trade or business and the determination of whether a non-U.S. company is engaged in a U.S. trade or business is inherently factual. Therefore, we cannot assure you that the IRS will not contend that a non-U.S. company is engaged in a U.S. trade or business. If any of the non-U.S. companies is engaged in a U.S. trade or business, and does not qualify for benefits under the applicable income tax treaty such company will be subject to U.S. federal income taxation at regular corporate rates on its premium income from U.S. sources and investment income that is effectively connected with its U.S. trade or business. In addition, U.S. federal branch profits tax at the rate of 30% will be imposed on the earnings and profits attributable to such income. All of the premium income from U.S. sources and a significant portion of investment income of such company, as computed under Section 842 of the Code, requiring that a foreign company carrying on a U.S. insurance or reinsurance business have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by such company, may be subject to U.S. federal income and branch profits taxes.

The Bermuda insurance subsidiary will not qualify for the benefits of the United States-Bermuda tax treaty if (1) 50% or less of its stock is beneficially owned, directly or indirectly, by individuals who are U.S. citizens or residents or Bermuda residents or (2) its income is used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither Bermuda residents nor U.S. citizens or residents. The latter limitation could apply, inter alia, if we pay an amount of premiums for ceded reinsurance to such persons that is substantial in relation to our gross premiums. While we cannot give you any assurance, based upon our share ownership following our initial public offering of common shares, and based upon the conduct of our business in Bermuda, we believe that we will be eligible for benefits under the United States-Bermuda tax treaty. However, because of the factual nature of determining eligibility for treaty benefits, which is subject to future change as facts develop, there can be no assurance that our Bermuda insurance subsidiary will qualify for the treaty benefits or that we will be able to establish such qualification to the satisfaction of the U.S. tax authorities. If the Bermuda insurance subsidiary is engaged in a U.S. trade or business and qualifies for benefits under the treaty, U.S. federal income taxation of such subsidiary will depend on whether (i) it maintains a U.S. permanent establishment and (ii) the relief from taxation under the treaty generally extends to non-premium income. We believe that the Bermuda insurance subsidiary has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether an insurance company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that the Bermuda insurance subsidiary maintains a U.S. permanent establishment. In such case, the subsidiary will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 30% with respect to its income attributable to the permanent establishment. Furthermore, although the provisions of the treaty clearly apply to premium income, it is uncertain whether they generally apply to other income of a Bermuda company. Therefore, if the Bermuda insurance subsidiary is engaged in a U.S. trade or business, qualifies for benefits under the treaty and does not maintain a U.S. permanent establishment, but the treaty is interpreted not to apply to income other than premium income, such subsidiary will be subject to U.S. federal income and branch profits taxes on its investment and other non-premium income as described in the preceding paragraph.

Allied World Assurance Holdings (Ireland) Ltd and our Irish companies will qualify for the benefits of the Ireland-United States tax treaty if the conditions for such qualification discussed under “U.S. Taxation of Our U.S. Subsidiaries” (subject to the qualifications and assumptions set forth therein) are satisfied for each such company. If any of such companies is engaged in a U.S. trade or business and qualifies for benefits under the Ireland-United States income tax treaty, U.S. federal income taxation of such company will depend on whether it maintains a U.S. permanent establishment. We believe that each such company has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether a non-U.S. company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that any of such companies maintains a U.S. permanent establishment. In such case, the company will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 5% with respect to its income attributable to the permanent establishment.

U.S. federal income tax, if imposed, will be based on effectively connected or attributable income of a non-U.S. company computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that all deductions and credits claimed by a non-U.S. company in a taxable year can be disallowed if the company does not file a U.S. federal income tax return for such year. Penalties may be assessed for failure to file such return. None of our non-U.S. companies filed U.S. federal income tax returns for 2002 and 2001 taxable years. However, we have filed protective U.S. federal income tax returns on a timely basis for each non-U.S. company for 2003 and intend to file such returns for subsequent years in order to preserve our right to claim tax deductions and credits in such years if any of such companies is determined to be subject to U.S. federal income tax.

U.S. Withholding Tax

Non-U.S. companies not engaged in a U.S. trade or business are nonetheless subject to U.S. federal withholding tax at a rate of 30% of the gross amount of specified “fixed or determinable annual or periodical gains, profits and income” (such as dividends and certain interest on investments) derived from sources within the United States, subject to exemptions under the Code and reduction by the Ireland-United States income treaty with respect to Allied World Assurance Holdings (Ireland) Ltd and our Irish companies to the extent they are eligible for the treaty benefits. Income realized with respect to our investments may be subject to such tax.

U.S. Excise Tax

The United States also imposes a federal excise tax on insurance and reinsurance premiums paid to our non-U.S. insurance subsidiaries with respect to risks located in the United States. The rates of tax applicable to premiums paid to our non-U.S. insurance subsidiaries are currently 4% of gross directly-written property or casualty insurance premiums and 1% of gross reinsurance premiums.

Risk Distribution

Statements as to U.S. federal tax set forth in this summary are predicated on our insurance and reinsurance arrangements, including such arrangements with affiliates of our principal shareholders and with our U.S. subsidiaries, qualifying as “insurance” for U.S. federal tax purposes. Recently, the IRS published Revenue Ruling 2005-40 (the “Ruling”), which addresses the requirement of adequate risk distribution among insureds in order for a primary insurance arrangement to constitute insurance for U.S. federal income tax purposes. If, under the principles set forth in the Ruling, the IRS successfully contends that our insurance or reinsurance arrangements do not provide for adequate risk distribution, we could be subject to material adverse U.S. federal income tax consequences, possibly including the following: (i) amounts paid to date and hereafter by our U.S. subsidiaries and other insured and reinsured with respect to risks located in the United States to our non-U.S. insurance subsidiaries potentially are subject to a 30% withholding tax, (ii) the United States-Bermuda tax treaty does not apply, thus increasing the risk of U.S. federal income taxation of our non-U.S. insurance subsidiaries, (iii) the gross income of the U.S. subsidiaries is not reduced by the amount of “premiums” paid to our non-U.S. insurance subsidiaries. Such an outcome could negatively impact our financial condition and results of operations. You are urged to consult your own tax advisor as to the potential application of the Ruling to us, its potential tax implications to you and possible impact on the value of notes.

U.S. Taxation of Our U.S. Subsidiaries

Our U.S. subsidiaries are organized in the United States and are fully subject to U.S. federal, state and local taxes on their income. Furthermore, dividends paid by our U.S. subsidiaries to their direct parent, Allied World Assurance Holdings (Ireland) Ltd, are subject to U.S. withholding tax of 5%, assuming that Allied World Assurance Holdings (Ireland) Ltd is eligible for benefits under the United States-Ireland income tax treaty. In general, Allied World Assurance Holdings (Ireland) Ltd will be eligible for such benefits if (1) at least 50 percent of its shares, measured by vote or value, are owned directly or indirectly by other persons eligible for benefits under the treaty or by residents or citizens of the United States and (2) deductible amounts paid or accrued by Allied World Assurance Holdings (Ireland) Ltd to persons other than persons eligible for benefits under the treaty or residents or citizens of the United States (but not including certain arm’s length payments made in the ordinary course of business) do not exceed 50 percent of the gross income of Allied World Assurance Holdings (Ireland) Ltd. Based upon our share ownership following our initial public offering of common shares and based upon the conduct of our business in Ireland, we believe that Allied World Assurance Holdings (Ireland) Ltd will be eligible for benefits under the United States-Ireland income tax treaty. However, because of the factual nature of determining eligibility for treaty benefits, which is subject to future change as facts develop, there can be no assurance that Allied World Assurance Holdings (Ireland) Ltd will qualify for treaty benefits or that we will be able to establish such qualification to the satisfaction of the U.S. tax authorities.

Our U.S. subsidiaries reinsure a substantial portion of their insurance policies with Allied World Assurance Company, Ltd. While we believe that the terms of these reinsurance arrangements are arm’s length, we cannot assure you that the IRS will not successfully assert that the payments made by the U.S. subsidiaries with respect to such arrangements exceed arm’s length amounts. In such case, our U.S. subsidiaries will be treated as realizing additional income that may be subject to additional U.S. income tax, possibly with interest and penalties. Such excess amount may be also deemed distributed as dividends to the direct parent of the U.S. subsidiaries, Allied World Assurance Holdings (Ireland) Ltd, in which case this deemed dividend will also be subject to a U.S. federal withholding tax of 5%, assuming that the parent is eligible for benefits under the United States — Ireland income tax treaty (or a withholding tax of 30% if the parent is not so eligible). If any of these U.S. taxes is imposed, our financial condition and results of operations could be materially adversely affected.

Furthermore, if the IRS successfully contends that our insurance or reinsurance arrangements do not provide for adequate risk distribution under the principles set forth in the Ruling, as discussed under “— Taxation of Our Non-U.S. Companies — United States — Risk Distribution”, the amounts paid to date and hereafter by our U.S. subsidiaries and other insured and reinsured with respect to risks located in the United States to our non-U.S. insurance subsidiaries potentially are subject to a 30% withholding tax, and the gross income of the U.S. subsidiaries is not reduced by the amount of “premiums” paid to our non-U.S. insurance subsidiaries. Such an outcome could have material adverse U.S. federal income tax consequences to our U.S. subsidiaries.

The tax treatment of foreign insurance companies and their U.S. insurance subsidiaries has been the subject of Congressional discussion and legislative proposals. There can be no assurance that future legislative action will not increase the amount of U.S. tax payable by our non-U.S. companies or our U.S. subsidiaries.

United Kingdom

None of our companies are incorporated in the United Kingdom. Accordingly, none of our companies should be treated as being resident in the United Kingdom for corporation tax purposes unless our central management and control of any such company is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intend to manage our affairs so that none of our companies are resident in the United Kingdom for tax purposes.

The rules governing the taxation of foreign companies operating in the United Kingdom through a branch or agency were amended by the Finance Act 2003. The current rules apply to the accounting periods of non-U.K. resident companies which start on or after January 1, 2003. Accordingly, a non-U.K. resident company will only be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. In that case, the company is, in broad terms, taxable on the profits and gains attributable to the permanent establishment in the United Kingdom. Broadly a company will have a permanent establishment if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company habitually exercises authority in the United Kingdom to do business on behalf of the company. The maximum rate of U.K. corporation tax is currently 30% on profits of whatever description. Currently, no U.K. withholding tax applies to distributions paid by such permanent establishment.

Each of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited (which have established branches in the United Kingdom), currently intend that we will operate in such a manner so that none of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, carry on a trade through a permanent establishment in the United Kingdom.

If any of our U.S. subsidiaries were trading in the United Kingdom through a branch or agency and the U.S. subsidiaries were to qualify for benefits under the applicable income tax treaty between the United Kingdom and the United States, only those profits which were attributable to a permanent establishment in the United Kingdom would be subject to U.K. corporation tax.

Allied World Assurance Holdings (Ireland) Ltd and our Irish companies should be entitled to the benefits of the tax treaty between Ireland and the United Kingdom if they are resident in Ireland. If Allied World Assurance Holdings (Ireland) Ltd was trading in the United Kingdom through a branch or agency and it was entitled to the benefits of the tax treaty between Ireland and the United Kingdom it would only be subject to U.K. taxation on its profits which were attributable to a permanent establishment in the United Kingdom. The branches established in the United Kingdom by Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited constitute a permanent establishment of those companies and the profits attributable to those permanent establishments are subject to U.K. corporation tax.

The United Kingdom has no income tax treaty with Bermuda.

There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a branch or agency but each of our companies currently intends to operate in such a manner that none of our companies will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If any of our companies were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, were to be treated as carrying on a trade in the United Kingdom through a branch or agency or of having a permanent establishment in the United Kingdom, our results of operations and your investments could be materially adversely affected.

Ireland

Allied World Assurance Holdings (Ireland) Ltd and our Irish companies currently intend to manage their affairs so that each of them is, and will continue to be, resident in Ireland for Irish tax purposes. Assuming that Allied World Assurance Holdings (Ireland) Ltd and our Irish companies are and will continue to be resident in Ireland for Irish tax purposes, such companies will be subject to Irish corporation tax on their worldwide income and capital gains.

Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited carry on a trade in the United Kingdom through branch offices. As such, profits from those branch activities would be liable to U.K. taxation and would also be liable to Irish corporation tax. A credit against the Irish corporation tax liability is available for any U.K. tax paid on such profits, subject to the maximum credit being equal to the Irish corporation tax payable on such profits.

Income derived by our Irish companies from an Irish trade (i.e., a trade that is not carried on wholly outside of Ireland) will be subject to Irish corporation tax at the current rate of 12.5%. Other income (that is income from passive investments, income from non-Irish trades and income from certain dealings in land) will generally be subject to Irish corporation tax at the current rate of 25%. Published administrative statements of the Irish Revenue Commissioners, suggest that investment income earned by our Irish companies will be taxed in Ireland at a rate of 12.5% provided that such investments either form part of the permanent capital required by regulatory authorities, or are otherwise integral to the insurance and reinsurance businesses carried on by those companies. Other investment income earned by our Irish companies will generally be taxed in Ireland at an effective rate of 25%.

Capital gains realized by Allied World Assurance Holdings (Ireland) Ltd and our Irish companies will generally be subject to Irish corporation tax at an effective rate of 20% except in the case of a disposal of a 5% trading subsidiary (a “substantial shareholding”) which is tax resident in the European Union or a country with which Ireland has a double tax treaty which may qualify for an exemption from capital gains tax.

As our Irish companies are Irish tax resident companies, distributions made by such companies to Allied World Assurance Holdings (Ireland) Ltd will not be taken into account in computing the taxable income of Allied World Assurance Holdings (Ireland) Ltd. Irish withholding tax will also not apply to distributions made by any of our Irish companies to Allied World Assurance Holdings (Ireland) Ltd. Following the listing of the common shares of Allied World Assurance Company Holdings, Ltd on the New York Stock Exchange, and provided that such shares are substantially and regularly traded on that exchange, Irish withholding tax will not apply to distributions paid by Allied World Assurance Holdings (Ireland) Ltd to Allied World Assurance Company Holdings, Ltd provided Allied World

Assurance Company Holdings, Ltd has made an appropriate declaration, in prescribed form, to Allied World Assurance Holdings (Ireland) Ltd prior to the distribution being made.

None of us, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, will be resident in Ireland for Irish tax purposes unless the central management and control of such companies is, as a matter of fact, located in Ireland. See “Risk Factors — Risks Related to Taxation — We may be subject to Irish tax, which may have a material adverse effect on our results of operations”.

A company not resident in Ireland for Irish tax purposes can nevertheless be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland or capital gains tax if it disposes of certain specified assets (e.g. Irish land, minerals or mineral rights, or shares deriving the greater part of their value directly or indirectly from such assets). In such cases, the charge to Irish corporation tax is limited to trading income connected with the branch or agency, and capital gains tax is limited to capital gains on the disposal of assets used in the branch or agency which are situated in Ireland at or before the time of disposal, and capital gains arising on the disposal of specified assets, with tax imposed at the rates discussed above.

Bermuda Taxation of Holders

Currently, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, or estate or inheritance tax, payable by investors in relation to the acquisition, ownership or disposition of our notes.

U.S. Taxation of Holders

General

The following discussion addresses material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our notes. It applies to you only if you acquire notes in this offering and hold those notes as capital assets for tax purposes. It does not discuss the tax consequences applicable to all categories of investors and does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that holds notes as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder whose functional currency is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States,

•	a corporation, or other entity treated for U.S. federal income tax purposes as a corporation, in either case created or organized in or under the laws of the United States or any state thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership, or other entity classified as a partnership for U.S. federal income tax purposes, holds our notes, the tax treatment of a partner in such partnership or a member in such entity will generally depend on the status of the partner or member and the activities of the partnership or such entity. If you are a partner of a partnership holding such notes, you should consult your tax advisor.

We refer to a beneficial owner of notes that is not a U.S. person for U.S. federal income tax purposes as a “non-U.S. holder”.

You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of notes in your particular circumstances.

U.S. Holders

Interest Payments.  Interest paid to a U.S. holder on a note will be includible in such holder’s gross income as ordinary interest income in accordance with the holder’s regular method of tax accounting. In addition, interest on a note generally will be treated as foreign source income for U.S. federal income tax purposes.

Sale, Exchange, Redemption and Other Disposition of Debt Securities.

Upon the sale, exchange, redemption or other disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, redemption or other disposition (other than accrued but unpaid interest which will be taxable as interest) and the holder’s adjusted tax basis of such note. A U.S. holder’s adjusted tax basis of a note, in general, will equal the US dollar cost of such note. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the note exceeds one year at the time of the disposition of the note. For U.S. holders other than corporations, preferential tax rates may apply to such long-term capital gain recognized on the disposition of the note compared to rates that may apply to ordinary income. The deductibility of capital losses is subject to certain limitations. Any gain or loss realized by a U.S. holder on the sale, exchange, redemption or other disposition of a note generally will be treated as U.S. source gain or loss.

Non-U.S. Holders

If you are a non-U.S. holder, interest paid to you in respect of notes will not be subject to U.S. federal income tax unless the interest is “effectively connected” with your conduct of a trade or business within the United States, and the interest is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In those cases, you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your notes unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Nonresident alien individuals will not be subject to U.S. estate tax with respect to notes.

Backup Withholding and Information Reporting

Interest payments or other taxable distributions made to you on notes within the United States or by a U.S. payor generally will be subject to IRS information reporting unless you are a non-U.S. holder, corporation or another exempt recipient (and if required establish the exemption). Payments of proceeds of sale of notes by a non-exempt holder effected at a U.S. office of a broker generally will be also subject to information reporting. Non-U.S. holders may be required to establish their exemption from information reporting by certifying their status on applicable IRS Form W-8.

In general, payments with respect to notes that are reportable, as discussed above, will be subject to U.S. federal backup withholding tax (currently at the rate of 28%) if the noteholder: (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. However, information reporting but not backup withholding will apply to a payment of sale proceeds made outside the United States if the holders sell notes through a non-U.S. office of a broker that is a U.S. person or has certain other contact with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

The foregoing discussion is based upon current law. The tax treatment of a holder of notes, or of a person treated as a holder of notes for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of notes.

Prospective investors should consult their own tax advisors concerning the federal, state, local and non-U.S. tax consequences of ownership and disposition of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman, Sachs & Co. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

As of February 28, 2007, the Goldman Sachs Group, Goldman Sachs & Co. and the Goldman Sachs Funds may be deemed to directly or indirectly beneficially own in the aggregate 8,361,903 of our outstanding common shares, all of which are non-voting, and certain warrants to acquire non-voting common shares. See “Principal Shareholders” and “Certain Relationships and Related Party Transactions”. We agreed to file a “market-making” prospectus in order to allow Goldman, Sachs & Co. to engage in market-making activities for the notes. Goldman Sachs acted as the lead managing underwriter in our IPO and acted as one of the lead managing underwriters in the note offering. See also the discussion of the investment management agreements between various subsidiaries of Allied World Assurance Company Holdings, Ltd and affiliates of the Goldman Sachs Funds and certain of its subsidiaries in “Certain Relationships and Related Party Transactions — Certain Business

Relationships — Transactions with Affiliates of the Goldman Sachs Funds”. In addition, Goldman Sachs & Co. and its affiliates have in the past performed, and may in the future perform, various financial and investment advisory and investment banking services for our company, for which they received or will receive customary fees and expenses.

We have been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, Goldman, Sachs & Co. is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice.

We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act and to contribute to payments which Goldman Sachs & Co. might be required to make in respect thereof.

Goldman, Sachs & Co. has agreed to reimburse the company for certain expenses in connection with the company’s preparation and ongoing maintenance of this prospectus.

VALIDITY OF NOTES

The validity of the notes under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Our company is being advised as to certain U.S. legal matters in connection with this offering by Willkie Farr & Gallagher LLP, New York, New York, and the underwriters are being advised as to certain legal matters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, in each case in reliance on the opinions of Conyers Dill & Pearman with respect to Bermuda law. Fried, Frank, Harris, Shriver & Jacobson LLP has previously represented Allied World Assurance Company Holdings, Ltd.

EXPERTS

The consolidated financial statements and the related financial statement schedules of Allied World Assurance Company Holdings, Ltd included in this prospectus have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the reports, and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., in Washington D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s internet address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows:

Allied World Assurance Company Holdings, Ltd
27 Richmond Road
Pembroke HM 08, Bermuda
Attn: Corporate Secretary
(441) 278-5400
www.awac.com

We are subject to the information requirements of the Exchange Act and are required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the public reference room of the SEC as described above, or inspect them without charge at the SEC’s website.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS

Our company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.

We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda legal counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd

We have audited the accompanying consolidated balance sheets of Allied World Assurance Company Holdings, Ltd and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allied World Assurance Company Holdings, Ltd and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/  Deloitte & Touche

Hamilton, Bermuda
March 9, 2007

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED BALANCE SHEETS
as of December 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2006	2005

ASSETS:
Fixed maturity investments available for sale, at fair value (amortized cost: 2006: $5,188,379, 2005: $4,442,040)	$5,177,812	$4,390,457
Other invested assets available for sale, at fair value (cost: 2006: $245,657; 2005: $270,138)	262,557	296,990

Total Investments	5,440,369	4,687,447
Cash and cash equivalents	366,817	172,379
Restricted cash	138,223	41,788
Securities lending collateral	304,742	456,792
Insurance balances receivable	304,261	218,044
Prepaid reinsurance	159,719	140,599
Reinsurance recoverable	689,105	716,333
Accrued investment income	51,112	48,983
Deferred acquisition costs	100,326	94,557
Intangible assets	3,920	3,920
Balances receivable on sale of investments	16,545	3,633
Net deferred tax assets	5,094	3,802
Other assets	40,347	22,215

Total assets	$7,620,580	$6,610,492

LIABILITIES:
Reserve for losses and loss expenses	$3,636,997	$3,405,353
Unearned premiums	813,797	740,091
Unearned ceding commissions	23,914	27,465
Reinsurance balances payable	82,212	28,567
Securities lending payable	304,742	456,792
Senior notes	498,577	—
Long-term debt	—	500,000
Accounts payable and accrued liabilities	40,257	31,958

Total liabilities	$5,400,496	$5,190,226

SHAREHOLDERS’ EQUITY:
Common shares, par value $0.03 per share, issued and outstanding 2006: 60,287,696 shares and 2005: 50,162,842 shares	1,809	1,505
Additional paid-in capital	1,822,607	1,488,860
Retained earnings (accumulated deficit)	389,204	(44,591)
Accumulated other comprehensive income (loss):
net unrealized gains (losses) on investments, net of tax	6,464	(25,508)

Total shareholders’ equity	2,220,084	1,420,266

Total liabilities and shareholders’ equity	$7,620,580	$6,610,492

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
for the years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars, except share and per share amounts)

	2006	2005	2004

REVENUES:
Gross premiums written	$1,659,025	$1,560,326	$1,707,992
Premiums ceded	(352,429)	(338,375)	(335,332)

Net premiums written	1,306,596	1,221,951	1,372,660
Change in unearned premiums	(54,586)	49,560	(47,203)

Net premiums earned	1,252,010	1,271,511	1,325,457
Net investment income	244,360	178,560	128,985
Net realized investment (losses) gains	(28,678)	(10,223)	10,791

	1,467,692	1,439,848	1,465,233

EXPENSES:
Net losses and loss expenses	739,133	1,344,600	1,013,354
Acquisition costs	141,488	143,427	170,874
General and administrative expenses	106,075	94,270	86,338
Interest expense	32,566	15,615	—
Foreign exchange loss (gain)	601	2,156	(326)

	1,019,863	1,600,068	1,270,240

Income (loss) before income taxes	447,829	(160,220)	194,993
Income tax expense (recovery)	4,991	(444)	(2,180)

NET INCOME (LOSS)	442,838	(159,776)	197,173

Other comprehensive income (loss)
Unrealized gains (losses) on investments arising during the year net of applicable deferred income tax (expense) recovery 2006: ($342); 2005: $838; 2004: $79	3,294	(68,902)	(26,965)
Reclassification adjustment for net realized losses (gains) included in net income	28,678	10,223	(10,791)

Other comprehensive income (loss) net of tax	31,972	(58,679)	(37,756)

COMPREHENSIVE INCOME (LOSS)	$474,810	$(218,455)	$159,417

PER SHARE DATA
Basic earnings (loss) per share	$8.09	$(3.19)	$3.93
Diluted earnings (loss) per share	$7.75	$(3.19)	$3.83
Weighted average common shares outstanding	54,746,613	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	57,115,172	50,162,842	51,425,389

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars)

			Accumulated	Retained
		Additional	Other	Earnings
	Share	Paid-in	Comprehensive	(Accumulated
	Capital	Capital	Income (Loss)	Deficit)	Total

December 31, 2003	1,505	1,488,860	70,927	417,812	1,979,104
Net income	—	—	—	197,173	197,173
Other comprehensive loss	—	—	(37,756)	—	(37,756)

December 31, 2004	1,505	1,488,860	33,171	614,985	2,138,521
Net loss	—	—	—	(159,776)	(159,776)
Dividends	—	—	—	(499,800)	(499,800)
Other comprehensive loss	—	—	(58,679)	—	(58,679)

December 31, 2005	1,505	1,488,860	(25,508)	(44,591)	1,420,266
Stock issuance in initial public offering	304	315,485	—	—	315,789
Net income	—	—	—	442,838	442,838
Stock compensation plans	—	18,262	—	—	18,262
Dividends	—	—	—	(9,043)	(9,043)
Other comprehensive income	—	—	31,972	—	31,972

December 31, 2006	$1,809	$1,822,607	$6,464	$389,204	$2,220,084

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of United States dollars)

	2006	2005	2004

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income (loss)	$442,838	$(159,776)	$197,173
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Net realized losses (gains) on sales of investments	4,800	10,223	(10,791)
Net realized losses for other-than-temporary impairment charges on investments	23,878	—	—
Amortization of premiums net of accrual of discounts on fixed maturities	11,981	38,957	49,989
Deferred income taxes	(1,111)	1,271	(2,790)
Stock compensation expense	10,805	3,079	2,561
Debt issuance expense	724	333	—
Amortization of discount and expenses on senior notes	168	—	—
Cash settlements on interest rate swaps	7,340	(2,107)	—
Mark to market on interest rate swaps	(6,896)	6,896	—
Insurance balances receivable	(86,217)	(8,835)	(42,511)
Prepaid reinsurance	(19,120)	4,427	(22,682)
Reinsurance recoverable	27,228	(457,162)	(165,328)
Accrued investment income	(2,129)	(9,550)	(8,382)
Deferred acquisition costs	(5,769)	8,428	6,015
Net deferred tax assets	(181)	630	(1,145)
Other assets	12,024	(766)	5,900
Reserve for losses and loss expenses	231,644	1,368,229	978,471
Unearned premiums	73,706	(55,247)	69,885
Unearned ceding commissions	(3,551)	(2,686)	7,082
Reinsurance balances payable	53,645	(25,899)	12,736
Accounts payable and accrued liabilities	15,757	12,327	(4,937)

Net cash provided by operating activities	791,564	732,772	1,071,246

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(5,663,168)	(3,891,935)	(3,565,350)
Purchases of other invested assets	(132,011)	(114,576)	(100,667)
Sales of fixed maturity investments	4,855,816	3,288,257	2,670,600
Sales of other invested assets	165,250	2,879	20,000
Purchases of fixed assets	(29,418)	(2,661)	(2,330)
Change in restricted cash	(96,435)	(31,714)	30,934

Net cash used in investing activities	(899,966)	(749,750)	(946,813)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Dividends paid	(9,043)	(499,800)	—
Gross proceeds from initial public offering	344,080	—	—
Issuance costs paid on initial public offering	(28,291)	—	—
Proceeds from issuance of senior notes	498,535	—	—
(Repayment of) proceeds from long-term debt	(500,000)	500,000	—
Debt issuance costs paid	(3,250)	(1,021)	—

Net cash provided by (used in) financing activities	302,031	(821)	—

Effect of exchange rate changes on foreign currency cash	809	(560)	252

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	194,438	(18,359)	124,685
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	172,379	190,738	66,053

CASH AND CASH EQUIVALENTS, END OF YEAR	$366,817	$172,379	$190,738

Supplemental disclosure of cash flow information:
— Cash paid for income taxes	$707	$313	$4,537
— Cash paid for interest expense	15,495	15,399	—
— Change in balance receivable on sale of investments	(12,912)	(3,633)	6,932
— Change in balance payable on purchase of investments	—	—	(2,101)

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except share and per share amounts)

1.	General

Allied World Assurance Holdings, Ltd was incorporated in Bermuda on November 13, 2001. On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd (“Holdings”). Holdings, through its wholly-owned subsidiaries (collectively, the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.

On November 13, 2001, Holdings completed the incorporation of Allied World Assurance Company, Ltd (“AWAC”) under the laws of Bermuda. AWAC began operations on November 21, 2001 as a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda under the Insurance Act 1978 of Bermuda and related regulations, as amended.

On July 18, 2003, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Reinsurance) Limited (“AWAC Re”) under the laws of Ireland and received authorization to carry on reinsurance business in Ireland. AWAC Re established a branch in the United Kingdom, which has been regulated by the Financial Services Authority (the “FSA”) in the United Kingdom since August 2004. The European Union (“EU”) Reinsurance Directive (the “Directive”) was approved by the European Parliament in October 2005 and officially published in December 2005. The Directive forms part of the EU’s Financial Services Action Plan, which aims to create a single market in financial services in the EU. The Directive establishes a regulatory framework for reinsurance activities in the EU. Until now, no harmonized framework existed for reinsurance within the EU, and member states have been free to decide separately whether or not to regulate reinsurance. While each member state has two years to comply with the Directive, Ireland became the first EU member state to implement the Directive, in July 2006. The Directive requires that all reinsurance undertakings be authorized in their home member state and provides for a single “passport” system within Europe for reinsurers similar to that which currently applies to direct insurers. Although it is expected that under the Directive, licenses will be issued by the Irish Financial Services Regulatory Authority (the “Irish Financial Regulator”) in 2007, until AWAC Re is fully authorized by the Financial Regulator, AWAC Re and its branch will continue to be regulated by the FSA in the United Kingdom.

On September 25, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Europe) Limited (“AWAC Europe”) under the laws of Ireland. AWAC Europe is regulated by the Irish Financial Regulator and operates on a freedom of services basis in other member states of the EU. AWAC Europe has also established a branch in the United Kingdom.

On July 15, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the acquisition of Newmarket Underwriters Insurance Company (“NUIC”) and Commercial Underwriters Insurance Company (“CUIC”) from Swiss Reinsurance American Corporation. The two companies are authorized to write excess and surplus lines insurance in 50 states of the United States of America and licensed to write on an admitted basis in 15 states.

These purchases of 100% of the voting stock of the two companies have been accounted for under the purchase method of accounting. No goodwill arose on the purchase of NUIC and CUIC as they were bought for a price of $65,394 that was equal to the fair value of their assets (fixed income securities $61,170, cash $304, and licenses $3,920) at the time of purchase. NUIC and CUIC had no liabilities at the time of purchase as all liabilities existing prior to the purchase were assumed by the sellers. After the acquisition, CUIC changed its name to Allied World Assurance Company (U.S.) Inc.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

1.	General — (continued)

On July 11, 2006, the Company sold 8,800,000 common shares in its initial public offering (“IPO”) at a public offering price of $34.00 per share. On July 19, 2006, the Company sold an additional 1,320,000 common shares at $34.00 per share in connection with the exercise in full by the underwriters of their over-allotment option. In connection with the IPO, a 1-for-3 reverse stock split of the Company’s common shares was consummated on July 7, 2006. All share and per share amounts related to common shares, warrants, options and restricted stock units (“RSUs”) included in these consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company’s consolidated financial statements.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	The premium estimates for certain reinsurance agreements;

•	Recoverability of deferred acquisition costs;

•	The reserve for outstanding losses and loss expenses;

•	Valuation of ceded reinsurance recoverables; and

•	Determination of other-than-temporary impairment of investments.

Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation. Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation.

The significant accounting policies are as follows:

a)  Premiums and Acquisition Costs

Premiums are recognized as written on the inception date of the policy. For certain types of business written by the Company, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by the Company, the underwriter makes an estimate of premium income at inception. The underwriter’s estimate is based on statistical data provided by reinsureds and the underwriter’s judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Premiums resulting from such adjustments are estimated and accrued based on available information. Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of the policy to reflect the risk assumed by the Company.

Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to the unexpired periods of coverage are carried in the consolidated balance sheet as unearned premiums.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

a)  Premiums and Acquisition Costs — (continued)

Where contract terms require the reinstatement of coverage after a ceding company’s loss, the mandatory reinstatement premiums are calculated in accordance with the contract terms, and earned in the same period as the loss event that gives rise to the reinstatement premium.

Acquisition costs, comprised of commissions, brokerage fees and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to the reserve for unearned premiums are deferred and carried on the balance sheet as an asset, and are amortized over the life of the policy. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable, they are expensed. Further analysis is performed to determine if a liability is required to provide for losses, which may exceed the related unearned premiums.

b)  Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves (“OSLR”, also known as “case reserves”) and reserves for losses incurred but not reported (“IBNR”). OSLR relate to known claims and represent management’s best estimate of the likely loss settlement. Thus, there is a significant amount of estimation involved in determining the likely loss settlement. IBNR reserves require substantial judgment since they relate to unreported events that, based on reported and industry information, management’s experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to the Company. IBNR also includes a provision for the development of losses that are known to have occurred, but for which a specific amount has not yet been reported. IBNR may also include a provision for estimated development of known case reserves.

The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters’ expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. The Company’s actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves. The adequacy of the reserves is re-evaluated quarterly by the Company’s actuaries. At the completion of each quarterly review of the reserves, a reserve analysis is written and reviewed with the Company’s loss reserve committee. This committee determines management’s best estimate for loss and loss expense reserves based upon the reserve analysis.

While management believes that the reserves for OSLR and IBNR are sufficient to cover losses assumed by the Company there can be no assurance that losses will not deviate from the Company’s reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. The Company records any changes in its loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined.

c)  Reinsurance

In the ordinary course of business, the Company uses both treaty and facultative reinsurance to minimize its net loss exposure to any one catastrophic loss event or to an accumulation of losses from

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

c)  Reinsurance — (continued)

a number of smaller events. Reinsurance premiums ceded are expensed, and any commissions recorded thereon are earned over the period the reinsurance coverage is provided in proportion to the risks to which they relate. Prepaid reinsurance and reinsurance recoverable include the balances due from those reinsurance companies under the terms of the Company’s reinsurance agreements for ceded unearned premiums, paid and unpaid losses and loss reserves. Amounts recoverable from reinsurers are estimated in a manner consistent with the estimated claim liability associated with the reinsured policy.

The Company determines the portion of the IBNR liability that will be recoverable under its reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and, accordingly, is subject to the same uncertainties as the estimate of IBNR.

The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements, and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2006 and 2005, as the Company believes that all reinsurance balances will be recovered.

d)  Investments

Fixed maturity investments are classified as available for sale and carried at fair value, based on quoted market prices, with the difference between amortized cost and fair value, net of the effect of taxes, included as a separate component of accumulated other comprehensive income.

Other invested assets available for sale include the Company’s holdings in three hedge funds and a global high-yield bond fund, which are carried at fair value based on quoted market price or net asset values provided by their respective fund managers. The difference between cost and fair value is included, net of tax, as a separate component of accumulated other comprehensive income.

Also included in other invested assets available for sale are the investments held by a hedge fund in which AWAC is the sole investor. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), this hedge fund has been fully consolidated within the Company’s results. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on quoted market price or net asset values as provided by the respective hedge fund managers. The difference between cost and fair value is included as a separate component of accumulated other comprehensive income.

The Company has in the past utilized financial futures contracts for the purpose of managing investment portfolio duration. Futures contracts are not recognized as assets or liabilities as they settle daily. The daily changes in the market value of futures have been included in net realized gains or losses on investments.

Investments are recorded on a trade date basis. Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturity investments, using the effective yield method. Realized gains and losses on the disposition of investments, which are based upon specific identification of the cost of investments, are reflected in the consolidated statements of operations. For mortgage backed and asset backed securities, and any other holdings

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

d)  Investments — (continued)

for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis. Revised prepayment assumptions are applied to securities on a retrospective basis to the date of acquisition. The cumulative adjustments to amortized cost required due to these changes in effective yields and maturities are recognized in investment income in the same period as the revision of the assumptions.

The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there has been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then the Company records a realized loss in the statement of operations in the period that it is determined.

e)  Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. The Company’s functional currency and that of its operating subsidiaries is the U.S. dollar, since it is the single largest currency in which the Company transacts its business and holds its invested assets.

f)  Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks, time deposits, commercial paper and U.S. Treasury Bills with maturities of less than three months from the date of purchase.

g)  Income Taxes

Certain subsidiaries of the Company operate in jurisdictions where they are subject to income taxation. Current and deferred income taxes are charged or credited to operations, or “accumulated other comprehensive income” in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns.

h)  Employee Stock Option Compensation Plan

The Company accounts for stock option compensation in accordance with the revised Statement of Financial Accounting Standards (“FAS”) No. 123(R) “Share Based Payment” (“FAS 123(R)”). FAS 123(R) applies to Holdings’ employee stock option plan as the amount of Company shares received as compensation through the issuance of the stock options is determined by reference to the value of the shares. Compensation expense for stock options granted to employees is recorded on a

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

h)  Employee Stock Option Compensation Plan — (continued)

straight-line basis over the option vesting period and is based on the fair value of the stock options on the grant date. The fair value of each stock option on the grant date is determined by using the Black-Scholes option-pricing model. The Company has adopted FAS 123(R) using the prospective method for the fiscal year beginning January 1, 2006.

The compensation expense recognized in prior years was based on the book value of the Company. At that time, the book value of the Company approximated its fair value, and as such, the expense would have been consistent had the fair value recognition provisions of FAS 123(R) been applied.

i)  Restricted Stock Units

The Company has granted RSUs to certain employees. These RSUs fully vest in either the fourth or fifth year from the date of the original grant, or pro-rata over four years from the date of grant. The Company accounts for the RSU compensation in accordance with FAS 123(R). The compensation expense for the RSUs is based on the market value per share of the Company on the grant date, and is recognized on a straight-line basis over the applicable vesting period. The compensation expense recognized in prior years was based on the book value of the Company. At that time, the book value of the Company approximated its fair value, and as such, the expense would have been consistent had the fair value recognition provisions of FAS 123(R) been applied.

j)  Long-Term Incentive Plan Awards

The Company implemented the Long-Term Incentive Plan (“LTIP”), which provides for performance based equity awards to key employees in order to promote the long-term growth and profitability of the Company. Each award represents the right to receive a number of common shares in the future, based upon the achievement of established performance criteria during the applicable three-year performance and vesting period. The Company accounts for the LTIP award compensation in accordance with FAS 123(R). The compensation expense for these awards is based on the market value per share of the Company on the grant date, and is recognized on a straight-line basis over the applicable performance and vesting period.

k)  Intangible Assets

Intangible assets consist of insurance licenses with indefinite lives held by subsidiaries domiciled in the United States of America. In accordance with FAS No. 142 “Goodwill and Other Intangible Assets”, the Company does not amortize the licenses but evaluates and compares the fair value of the assets to their carrying values on an annual basis or more frequently if circumstances warrant. If, as a result of the evaluation, the Company determines that the value of the licenses is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made. Neither the Company’s initial valuation nor its subsequent valuations has indicated any impairment of the value of these licenses.

l)  Derivative Instruments

FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) requires the recognition of all derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The accounting for gains and

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

l)  Derivative Instruments — (continued)

losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

The Company uses currency forward contracts to manage currency exposure. The U.S. dollar is the Company’s reporting currency and the functional currency of its operating subsidiaries. The Company enters into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, the Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar, primarily the Canadian dollar, Euro and British Sterling. For liabilities incurred in currencies other than the aforementioned ones, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company has an exposure to foreign currency risk resulting from fluctuations in exchange rates. The Company has developed a hedging strategy using currency forward contracts to minimize the potential loss of value caused by currency fluctuations. In accordance with FAS 133, these currency forward contracts are not designated as hedges, and accordingly are carried at fair value on the consolidated balance sheets as a part of other assets or accrued liabilities, with the corresponding realized and unrealized gains and losses included in realized gains and losses in the consolidated statements of operations.

The Company had entered into interest rate swaps in order to reduce the impact of fluctuating interest rates on its seven-year credit agreement and related overall cost of borrowing. The interest rate swap agreements involved the periodic exchange of fixed interest payments against floating interest rate payments without the exchange of the notional principal amount upon which the payments are based. In accordance with FAS 133, based on the terms of the swaps and the loan facility, these interest rate swaps were not designated as hedges. The swaps were carried at fair value on the consolidated balance sheets included in other assets or accrued liabilities, with the corresponding changes in fair value included in the realized gains and losses in the consolidated statements of operations. Net payments made or received under the swap agreements are included in net realized investment losses or gains in the consolidated statements of operations. These interest rate swaps were no longer needed once the credit agreement was fully repaid in July 2006.

Since the derivatives held are not designated as hedges under FAS 133 and form a part of operations, all cash receipts or payments and any changes in the derivative asset or liability are recorded as cash flows from operations, rather than as a financing activity.

m)  Securities Lending

The Company has initiated a securities lending program whereby the Company’s securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The collateral may not decrease below 100% of the market value of the loaned securities before additional collateral is required.

In accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), since the Company maintains effective control of the

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

m)  Securities Lending — (continued)

securities it lends, a financial-components approach has been adopted in the accounting treatment of the program. The securities on loan remain included in fixed maturity investments available for sale on the consolidated balance sheets. The collateral received under the program is included in the assets on the consolidated balance sheets as securities lending collateral. The offset to this asset is a corresponding liability (securities lending payable) representing the amount of collateral to be returned once securities are no longer on loan. Income earned under the program is included in investment income in the consolidated statements of operations.

n)  Earnings Per Share

Basic earnings per share is defined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net income available to common shareholders divided by the weighted average number of common and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including share warrants, employee stock options, LTIP awards and RSUs. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

o)  New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the interpretation. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company has determined that FIN 48 will not have a material impact upon its adoption in 2007.

In September 2006, the FASB issued FAS No. 157 “Fair Value Measurements” (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has determined that FAS 157 will not have a material impact on its financial statements upon its adoption for the fiscal year beginning January 1, 2008.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 has been issued to address and eliminate the diversity in practice of how companies quantify financial statement misstatements and the potential under previous practice for the build up of improper amounts on the balance sheet. SAB 108 provides guidance and establishes an approach that requires dual quantification of financial statement misstatements based on the effects of the misstatement on the income statement, balance sheet and other disclosures. SAB 108 permits companies to initially apply its provisions by either retroactively adjusting prior

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

2.	Significant Accounting Policies — (continued)

o)  New Accounting Pronouncements — (continued)

financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to the opening balance of retained earnings. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 and has made no related adjustments.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. The fair value option established will permit all entities to choose to measure eligible items at fair value at a specified election dates. An entity shall record unrealized gains and losses on items for which the fair value option has been elected through net income in the statement of operations at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the provisions of FAS 159 and its potential impact on future financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Investments

a)  Fixed Maturity Investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of fixed maturity investments available for sale by category as of December 31, 2006 and 2005 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2006
U.S. Government and Government agencies	$1,704,911	$4,747	$(9,606)	$1,700,052
Non U.S. Government and Government agencies	93,741	4,209	(630)	97,320
Corporate	1,322,893	2,884	(7,641)	1,318,136
Mortgage backed	1,828,526	5,745	(10,364)	1,823,907
Asset backed	238,308	545	(456)	238,397

	$5,188,379	$18,130	$(28,697)	$5,177,812

December 31, 2005
U.S. Government and Government agencies	$2,351,081	$164	$(42,843)	$2,308,402
Non U.S. Government and Government agencies	80,359	5,583	(1,955)	83,987
Corporate	945,882	556	(10,673)	935,765
Mortgage backed	847,339	3,737	(4,969)	846,107
Asset backed	217,379	57	(1,240)	216,196

	$4,442,040	$10,097	$(61,680)	$4,390,457

b)  Contractual Maturity Dates

The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2006 are as follows:

	Amortized Cost	Fair Value

December 31, 2006
Due within one year	$147,161	$146,579
Due after one year through five years	2,468,018	2,461,656
Due after five years through ten years	335,364	335,317
Due after ten years	171,002	171,956
Mortgage backed	1,828,526	1,823,907
Asset backed	238,308	238,397

	$5,188,379	$5,177,812

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Investments — (continued)

c)  Other Invested Assets

The cost and fair value of other invested assets available for sale as of December 31, 2006 and 2005 are as follows:

	2006		2005
	Cost	Fair Value	Cost	Fair Value

Global High Yield Fund	$27,707	$33,031	$63,024	$81,926
Hedge Funds	217,950	229,526	207,114	215,064

	$245,657	$262,557	$270,138	$296,990

As of December 31, 2006 and 2005, the investment in hedge funds consisted of investments in four different hedge funds.

The Goldman Sachs Global Alpha Hedge Fund PLC had a cost of $57,495 and $53,805 and a fair value of $52,350 and $57,825 as of December 31, 2006 and 2005, respectively. The fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The fund allows for quarterly liquidity with a 45 day notification period.

The Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. had a cost of $45,493 and $45,316 and a fair value of $44,638 and $45,461 as of December 31, 2006 and 2005, respectively. The fund is a direct hedge fund with an investment objective that seeks attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in foreign currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. It allows for monthly liquidity with a 15 day notification period.

The AIG Select Hedge Fund had a cost of $56,588 and $56,588 and a fair value of $63,527 and $57,147 as of December 31, 2006 and 2005, respectively. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. There is at least a three business days notice prior to the last day of the month required for any redemption of shares of the fund at the end of the following month.

AWAC is the sole investor in the Goldman Sachs Multi-Strategy Portfolio VI, Ltd. (the “Portfolio VI Fund”), and as such, the Portfolio VI Fund has been fully consolidated into the results of the Company. Included in other invested assets are the investments held by this fund, at a cost of $58,374 and $51,405 and a fair value of $69,012 and $54,631 as of December 31, 2006 and 2005, respectively. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. There is no specific notice period required for liquidity, however such liquidity is dependent upon any lock-up periods of the underlying funds’ investments. As of December 31, 2006 and 2005, none and 4.3% of the fund’s assets, respectively, were invested in underlying funds with a lock up period of greater than one year.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Investments — (continued)

d)  Net Investment Income

	2006	2005	2004

Fixed maturities and other investments	$221,847	$157,209	$124,604
Other invested assets	11,307	18,995	5,666
Cash and cash equivalents	16,169	6,726	2,450
Expenses	(4,963)	(4,370)	(3,735)

Net investment income	$244,360	$178,560	$128,985

e)  Components of Realized Gains and Losses

The proceeds from sales of available for sale securities for the years ended December 31, 2006, 2005, and 2004 were $5,021,066, $3,291,136 and $2,690,600, respectively. Components of realized gains and losses for the years ended December 31, 2006, 2005 and 2004 are summarized in the following table:

	2006	2005	2004

Gross realized gains	$31,030	$8,458	$18,406
Gross realized losses	(60,152)	(23,470)	(5,164)
Realized gains on interest rate swaps	7,340	(2,107)	—
Unrealized loss on interest rate swaps	(6,896)	6,896	—
Net losses on futures contracts	—	—	(2,451)

Net realized investment (losses) gains	$(28,678)	$(10,223)	$10,791

The net losses on futures contracts represent the daily cash flows from futures contracts used for managing investment portfolio duration. In the third quarter of 2004, the Company discontinued the use of such futures contracts.

f)  Pledged Assets

As of December 31, 2006 and 2005, $82,443 and $79,324, respectively, of cash and cash equivalents and investments were on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. In addition, the Company has set up trust accounts to meet security requirements for inter-company reinsurance transactions. These trusts contained assets of $614,648 and $604,414 as of December 31, 2006 and 2005, respectively, and are included in fixed maturity investments.

The Company also has facilities available for the issuance of letters of credit collateralized against the Company’s investment portfolio. The combined capacity of these facilities is $900,000 and $900,000 as of December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005 letters of credit amounting to $832,263 and $740,735, respectively, were issued and outstanding under these facilities, and were collateralized with investments with a fair value totaling $993,930 and $852,116, respectively.

The fair market value of the combined total cash and cash equivalents and investments held under trust were $1,691,021 and $1,535,854 as of December 31, 2006 and 2005, respectively.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Investments — (continued)

g)  Change in Unrealized Gains and Losses

	2006	2005	2004

Net change in unrealized gains and losses net of taxes	$31,972	$(58,679)	$(37,756)

h)  Analysis of Unrealized Losses

The Company’s primary investment objective is the preservation of capital. Although the Company has been successful in meeting this objective, normal economic shifts in interest and credit spreads affecting valuation can temporarily place some investments in an unrealized loss position.

The following table summarizes the market value of those investments in an unrealized loss position for periods less than or greater than 12 months:

	2006		2005
	Gross	Unrealized	Gross	Unrealized
	Fair Value	Losses	Fair Value	Losses

Less than 12 months
U.S. Government and Government agencies	$381,989	$(2,961)	$1,667,847	$(28,283)
Non U.S. Government and Government agencies	51,330	(620)	54,235	(1,954)
Corporate	545,902	(3,115)	488,175	(5,593)
Mortgage backed	856,533	(6,243)	609,000	(4,415)
Asset backed	—	—	102,103	(392)

	$1,835,754	$(12,939)	$2,921,360	$(40,637)

More than 12 months
U.S. Government and Government agencies	$338,072	$(6,645)	$533,204	$(14,561)
Non U.S. Government and Government agencies	515	(9)	—	—
Corporate	316,526	(4,527)	209,944	(5,081)
Mortgage backed	389,761	(4,121)	28,274	(553)
Asset backed	107,049	(456)	73,346	(848)

	$1,151,923	$(15,758)	$844,768	$(21,043)

	$2,987,677	$(28,697)	$3,766,128	$(61,680)

The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered to be other than temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value of an investment is determined to be other than

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Investments — (continued)

h)  Analysis of Unrealized Losses — (continued)

temporary, then the Company records a realized loss in the statement of operations in the period that it is determined, and the carrying cost basis of that investment is reduced.

As of December 31, 2006 and 2005, there were approximately 301 and 275 securities, respectively, in an unrealized loss position. The unrealized losses from the securities held in the Company’s investment portfolio were primarily the result of rising interest rates. As a result of the Company’s continued review of the securities in its investment portfolio throughout the year, 47 securities were considered to be other-than-temporarily impaired for the year ended December 31, 2006. Consequently, the Company recorded an other-than-temporary impairment charge, within net realized investment losses on the consolidated statement of operations, of $23,878 for the year ended December 31, 2006. There were no similar charges recognized in 2005.

i)  Securities Lending

In January 2005, the Company initiated a securities lending program whereby the Company’s securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is initially required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The collateral may not decrease below 100% of the market value of the loaned securities before additional collateral is required. The Company had $298,321 and $449,037 on loan at December 31, 2006 and 2005, respectively, with collateral held against such loaned securities amounting to $304,742 and $456,792, respectively.

4.	Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses consists of the following:

	2006	2005

OSLR	$935,214	$921,117
IBNR	2,701,783	2,484,236

Reserve for losses and loss expenses	$3,636,997	$3,405,353

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

4.	Reserve for Losses and Loss Expenses — (continued)

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2006, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoveries.

	2006	2005	2004

Gross liability at beginning of year	$3,405,353	$2,037,124	$1,058,653
Reinsurance recoverable at beginning of year	(716,333)	(259,171)	(93,843)

Net liability at beginning of year	2,689,020	1,777,953	964,810

Net losses incurred related to:
Current year	849,850	1,393,685	1,092,789
Prior years	(110,717)	(49,085)	(79,435)

Total incurred	739,133	1,344,600	1,013,354

Net paid losses related to:
Current year	27,748	125,018	69,186
Prior years	455,079	305,082	133,287

Total paid	482,827	430,100	202,473

Foreign exchange revaluation	2,566	(3,433)	2,262
Net liability at end of year	2,947,892	2,689,020	1,777,953
Reinsurance recoverable at end of year	689,105	716,333	259,171

Gross liability at end of year	$3,636,997	$3,405,353	$2,037,124

The favorable development in net losses incurred related to prior years was primarily due to actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence. The majority of this development related to the casualty segment mainly in relation to continued low loss emergence on 2002 through 2004 accident year business. A lesser portion of the development was recognized in the property segment due primarily to favorable loss emergence on 2004 accident year general property and energy business as well as 2005 accident year general property business. The reinsurance segment added to the favorable development relating to catastrophe and certain workers compensation catastrophe business. While the Company has experienced favorable development in its insurance and reinsurance lines, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. It is not appropriate to extrapolate future redundancies based on prior years’ development. The methodology of estimating loss reserves is periodically reviewed to ensure that the key assumptions used in the actuarial models continue to be appropriate.

The foreign exchange revaluation is the result of movement in OSLR reserves that are reported in foreign currencies and translated into U.S. dollars. IBNR reserves are recorded in U.S. dollars so there is no foreign exchange revaluation.

5.	Ceded Reinsurance

The Company purchases reinsurance to reduce its net exposure to losses. Reinsurance provides for recovery of a portion of gross losses and loss expenses from its reinsurers. The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements and the

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

5.	Ceded Reinsurance — (continued)

Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company believes that as of December 31, 2006 its reinsurers are able to meet, and will meet, all of their obligations under the agreements. The amount of reinsurance recoverable is as follows:

	2006	2005

OSLR recoverable	$303,945	$256,404
IBNR recoverable	385,160	459,929

Reinsurance recoverable	$689,105	$716,333

The Company purchases both facultative and treaty reinsurance. For facultative reinsurance, the amount of reinsurance recoverable on paid losses as of December 31, 2006 and 2005 was $3,726 and $4,729, respectively. For treaty reinsurance, the right of offset between losses and premiums exists within the treaties. As a result, the net balance of reinsurance recoverable from or payable to the reinsured has been included in insurance balances receivable or reinsurance balances payable, respectively, on the consolidated balance sheets. The amounts representing the reinsurance recoverable on paid losses included in these balances as of December 31, 2006 and 2005 were $43,966 and $39,770, respectively.

Direct, assumed and ceded net premiums written and earned, and losses and loss expenses incurred for the years ended December 31, 2006, 2005 and 2004 are as follows:

			Losses
	Premiums	Premiums	and Loss
	Written	Earned	Expenses

December 31, 2006
Direct	$1,086,290	$1,051,317	$699,528
Assumed	572,735	533,089	284,368
Ceded	(352,429)	(332,396)	(244,763)

	$1,306,596	$1,252,010	$739,133

December 31, 2005
Direct	$1,045,954	$1,130,020	$1,370,816
Assumed	514,372	485,733	575,905
Ceded	(338,375)	(344,242)	(602,121)

	$1,221,951	$1,271,511	$1,344,600

December 31, 2004
Direct	$1,300,077	$1,275,346	$956,173
Assumed	407,915	362,760	257,278
Ceded	(335,332)	(312,649)	(200,097)

	$1,372,660	$1,325,457	$1,013,354

Of the premiums ceded during the years ended December 31, 2006, 2005 and 2004, approximately 40%, 46% and 44%, respectively, were ceded to two reinsurers.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

6.	Debt and Financing Arrangements

On March 30, 2005, the Company entered into a seven-year credit agreement with the Bank of America, N.A. and a syndicate of commercial banks. The total borrowing under this facility was $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company and the Lenders, plus an applicable margin based on the Company’s financial strength rating from A.M. Best Company, Inc. Included in interest expense in the consolidated statement of operations and comprehensive income is the interest expense for this facility in the amount of $15,425 and $15,469, and related loan arrangement fee expense of $724 and $146 for the years ended December 31, 2006 and 2005, respectively.

In July 2006, in accordance with the terms of this credit agreement, $157,925 of the net proceeds from the IPO and the exercise of the underwriters’ over-allotment option were used to pre-pay a portion of the outstanding principal.

On July 21, 2006, the Company issued $500,000 aggregate principal amount of 7.50% Senior Notes due August 1, 2016 (“Senior Notes”), with interest on the notes payable on August 1 and February 1 of each year, commencing on February 1, 2007. The Senior Notes were offered by the underwriters at a price of 99.707% of their principal amount, providing an effective yield to investors of 7.542%. The Company used a portion of the proceeds from the Senior Notes to repay the remaining amount of the credit agreement described above as well as to provide additional capital to its subsidiaries and for other general corporate purposes. As of December 31, 2006, the fair value of the Senior Notes as published by Bloomberg L.P. was 108.533% of their principal amount, providing an effective yield of 6.300%. Included in interest expense in the consolidated statement of operations and comprehensive income for the year ended December 31, 2006, is the interest expense of $16,250, the amortization of the discount in the amount of $41, and the amortization of offering costs amounting to $126. Interest payable on the Senior Notes at December 31, 2006 was $16,250 and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

The Senior Notes can be redeemed by the Company prior to maturity subject to payment of a “make-whole” premium. The Company has no current expectations of calling the notes prior to maturity. The Senior Notes contain certain covenants that include (i) limitation on liens on stock of designated subsidiaries; (ii) limitation as to the disposition of stock of designated subsidiaries; and (iii) limitations on mergers, amalgamations, consolidations or sale of assets.

Events of default include (i) the default in the payment of any interest or principal on any outstanding notes, and the continuance of such default for a period of 30 days; (ii) the default in the performance, or breach, of any of the covenants in the indenture (other than a covenant added solely for the benefit of another series of debt securities) and continuance of such default or breach for a period of 60 days after the Company has received written notice specifying such default or breach; and (iii) certain events of bankruptcy, insolvency or reorganization. Where an event of default occurs and is continuing, either the trustee of the Senior Notes or the holders of not less than 25% in principal amount of the Senior Notes may have the right to declare that all unpaid principal amounts and accrued interest then outstanding be due and payable immediately.

7.	Taxation

Under current Bermuda law, Holdings and its Bermuda domiciled subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. Holdings and AWAC have received an assurance from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966 of Bermuda that in the event of any such taxes being imposed, Holdings and AWAC will be

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

7.	Taxation — (continued)

exempted until 2016. Certain subsidiaries of Holdings operate in, and are subject to taxation by, other jurisdictions. The expected tax provision has been calculated using the pre-tax accounting income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate.

Income tax expense (recovery) for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Current income tax expense (recovery)	$6,102	$(1,715)	$610
Deferred income tax (recovery) expense	(1,111)	1,271	(2,790)

Income tax expense (recovery)	$4,991	$(444)	$(2,180)

The current income tax asset has been included in other assets on the consolidated balance sheets. The total income tax balances included on the balance sheet as at December 31, 2006 and 2005 are as follows:

	2006	2005

Current income tax asset	$46	$4,714
Net deferred tax assets	5,094	3,802

	$5,140	$8,516

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of the net deferred tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005

Unearned premium	$961	$761
Unrealized depreciation and timing difference on investments	562	904
Realized gains	686	379
Reserve for losses and loss expenses	3,470	3,465
Unrealized translation	(605)	(1,856)
Other deferred tax assets	20	149

	$5,094	$3,802

Management believes it is more likely than not that the tax benefit of the net deferred tax assets will be realized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

7.	Taxation — (continued)

The actual income tax rate for the years ended December 31, 2006, 2005 and 2004, differed from the amount computed by applying the effective rate of 0% under the Bermuda law to income before income taxes as a result of the following:

	2006	2005	2004

Income (loss) before taxes	$447,829	$(160,220)	$194,993
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	1.1%	0.9%	(1.1)%
Statutory adjustments	0.0%	(1.5)%	(0.1)%
Disallowed expenses and capital allowances	0.0%	0.0%	0.1%
Prior year refunds and adjustments	(0.1)%	0.9%	(0.1)%
Other	0.1%	0.0%	0.1%

Effective tax rate	1.1%	0.3%	(1.1)%

8.	Shareholders’ Equity

a)  Authorized Shares

The authorized share capital of the Company as at December 31, 2006 and 2005 was $10,000. The issued share capital consists of the following:

	2006	2005

Common shares issued and fully paid, par value $0.03 per share	60,287,696	50,162,842

Share capital at end of year	$1,809	$1,505

As of December 31, 2006, there were outstanding 30,720,131 voting common shares and 29,567,565 non-voting common shares.

In connection with the IPO, a 1-for-3 reverse stock split of the Company’s common shares was consummated on July 7, 2006. All share and per share amounts related to common shares have been restated to reflect the reverse stock split.

b)  Share Warrants

In conjunction with the private placement offering at the formation of the Company, the Company granted warrant agreements to certain founding shareholders to acquire up to 5,500,000 common shares at an exercise price of $34.20 per share. These warrants are exercisable in certain limited conditions, including a public offering of common shares, and expire November 21, 2011. Any cash dividends paid to shareholders do not impact the exercise price of $34.20 per share for these founder warrants. There are various restrictions on the ability of shareholders to dispose of their shares.

c)  Dividends

In March 2005 the Company declared a cash dividend to common shareholders totaling $499,800. On November 8, 2006, the Company declared a quarterly dividend of $0.15 per common

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

8.	Shareholders’ Equity — (continued)

c)  Dividends

share payable on December 21, 2006 to the shareholders of record on December 5, 2006. As of December 31, 2006, all dividends have been paid to shareholders of record.

9.	Employee Benefit Plans

a)  Employee Stock Option Plan

In 2001, the Company implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan, which, after Holdings’ special general meeting of shareholders on June 9, 2006 and its IPO on July 11, 2006, was amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (the “Plan”). The Plan was converted into a stock option plan as part of the IPO and the warrants that were previously granted thereunder were converted to options and remain outstanding with the same exercise price and vesting period. Under the Plan, up to 2,000,000 common shares of Holdings may be issued. These options are exercisable in certain limited conditions, expire after 10 years, and generally vest pro-rata over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002, the exercise price of the options issued was $24.27 per share, after giving effect to the extraordinary dividend described below. The exercise prices of options issued subsequent to December 31, 2002 and prior to the IPO were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the options issued prior to the declaration of the extraordinary dividend in March 2005 were reduced by the per share value of the dividend declared. The exercise price of options issued subsequent to the IPO are determined by the compensation committee of the Board of Directors but shall not be less than 100% of the fair market value of the common shares of Holdings on the date the option award is granted.

	2006	2005	2004

Outstanding at beginning of year	1,036,322	788,162	697,827
Granted	179,328	255,993	91,668
Exercised	(10,118)	—	—
Forfeited	(9,542)	(7,833)	(1,333)

Outstanding at end of year	1,195,990	1,036,322	788,162

Weighted average exercise price per option	$27.59	$27.26	$35.90

The following table summarizes the exercise prices for outstanding employee stock options as of December 31, 2006.

		Weighted Average
	Options	Remaining	Options
Exercise Price Range	Outstanding	Contractual Life	Exercisable

$23.61 - $26.94	554,584	5.42 years	529,442
$28.08 - $31.47	428,661	8.14 years	154,584
$31.77 - $35.01	206,745	8.16 years	49,965
$41.00	6,000	9.86 years	—

	1,195,990		733,991

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

9.	Employee Benefit Plans — (continued)

a)  Employee Stock Option Plan — (continued)

Prior to the second quarter of 2006, the calculation of the compensation expense associated with the options had been made by reference to the book value per share of the Company as of the end of each period, and was deemed to be the difference between such book value per share and the exercise price of the individual options. The book value of the Company approximated its fair value. The use of a fair value other than the book value was first implemented for the period ended June 30, 2006. The fair value of each option granted was determined at June 30, 2006 using the Black-Scholes option-pricing model. Although the IPO was subsequent to June 30, 2006, the best estimate of the fair value of the common shares at that time was the IPO price of $34.00 per share. This amount was used in the model for June 30, 2006, and the Plan was accounted for as a “liability plan” in accordance with FAS 123(R). The compensation expense recorded for the period ending June 30, 2006 included a one-time expense of $2,582, which was the difference between the fair value of the options on June 30, 2006 using the Black-Scholes option-pricing model and the amount previously expensed.

The combined amendment to the Plan and the IPO of the Company constituted a “modification” to the Plan in accordance with FAS 123(R). Accordingly, the options outstanding at the time of the IPO were revalued using the Black-Scholes option-pricing model. The amendments to the Plan qualifies it as an “equity plan” in accordance with FAS 123(R) and as such, current liabilities have been, and future compensation expenses will be, included in additional paid-in capital on the consolidated balance sheets.

Assumptions used in the option-pricing model for the options revalued at the time of the IPO, and for those issued subsequent to the IPO are as follows:

	Options revalued		Options granted
	at the time of		after the IPO and
	the IPO on		prior to
	July 11, 2006		December 31, 2006

Expected term of option	6.25	years	6.25	years
Weighted average risk-free interest rate	5.11%		4.64%
Weighted average expected volatility	23.44%		23.68%
Dividend yield	1.50%		1.50%

There is limited historical data available for the Company to base the expected term of the options. As these options are considered to have standard characteristics, the Company has used the simplified method to determine expected life as set forth in the SEC’s Staff Accounting Bulletin 107. Likewise, as the Company recently became a public company in July 2006, there is limited historical data available to it on which to base the volatility of its stock. As such, the Company used the average of five volatility statistics from comparable companies in order to derive the volatility values above. The Company has also assumed a 0% forfeiture rate in determining the compensation expense. This assumption implies that all outstanding options are expected to fully vest over the vesting periods.

Compensation costs of $3,164, $2,373 and $1,995 relating to the options have been included in general and administrative expenses in the Company’s consolidated statement of operations for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the Company recorded in additional paid-in capital on the consolidated balance sheets an amount of

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

9.	Employee Benefit Plans — (continued)

a)  Employee Stock Option Plan — (continued)

$9,349 in connection with all options granted. This amount includes a one-time adjustment of $6,185 to re-class the Plan as an “equity plan” in accordance with FAS 123(R). As of December 31, 2005, the Company had recorded in accounts payable and accrued liabilities on the consolidated balance sheets an amount of $6,185 in connection with all options granted to its employees.

As of December 31, 2006, there was remaining $4,088 of total unrecognized compensation costs related to non-vested options granted under the Plan. These costs are expected to be recognized over a weighted-average period of 1.93 years. The total intrinsic value for options exercised during the year ended December 31, 2006 was $141. There were no options exercised during the year ended December 31, 2005. The total intrinsic value for options vested at December 31, 2006 was $12,962.

b)  Stock Incentive Plan

On February 19, 2004, the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan which, after Holdings’ special general meeting of shareholders on June 9, 2006 and the IPO on July 11, 2006, was amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for grants of restricted stock, RSUs, dividend equivalent rights and other equity-based awards. A total of 2,000,000 common shares may be issued under the Stock Incentive Plan. To date only RSUs have been granted. These RSUs generally vest in the fourth or fifth year from the original grant date, or pro-rata over four years from the date of the grant.

	2006	2005	2004

Outstanding RSUs at beginning of year	127,163	90,833	—
RSUs granted	586,708	36,330	90,833
RSUs fully vested	(1,666)	—	—
RSUs forfeited	(7,833)	—	—

Outstanding RSUs at end of year	704,372	127,163	90,833

For those RSUs outstanding at the time of the amendment, the modification to the Stock Incentive Plan required a revaluation of the RSUs based on the fair market value of the common shares at the time of the IPO. The vesting period remained the same. The compensation expense for the RSUs on a going-forward basis is based on the fair market value per common share of the Company as of the respective grant dates and is recognized over the vesting period. The modification of the Stock Incentive Plan changed the accounting from a liability plan to an equity plan in accordance with FAS 123(R). As such, all accumulated amounts due under the Stock Incentive Plan were transferred to additional paid-in capital on the consolidated balance sheet.

Compensation costs of $3,759, $706 and $566 relating to the issuance of the RSUs have been recognized in the Company’s consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004, respectively. The determination of the RSU expenses for 2005 and 2004 were based on the Company’s book value per share at December 31, 2005 and 2004, respectively, which approximated fair value. The RSUs vested in 2006 had a value of $71 at the time of vesting, based on a market value per share of $42.35.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

9.	Employee Benefit Plans — (continued)

b)  Stock Incentive Plan — (continued)

As of December 31, 2006, the Company recorded $5,031 in additional paid-in capital on the consolidated balance sheets in connection with the RSUs awarded. As of December 31, 2005, the Company had recorded in accounts payable and accrued liabilities on the consolidated balance sheets an amount of $1,273 in connection with the RSUs awarded. As of December 31, 2006, there was remaining $19,020 of total unrecognized compensation costs related to non-vested RSUs awarded. These costs are expected to be recognized over a weighted-average period of 3.5 years. Based on a December 31, 2006 market value of $43.63 per share, the outstanding RSUs had an intrinsic value of $30,732 as at December 31, 2006.

c)  Long-term Incentive Plan

On May 22, 2006, the Company implemented the LTIP, which provides for performance based equity awards to key employees in order to promote the long-term growth and profitability of the Company. Each award represents the right to receive a number of common shares in the future, based upon the achievement of established performance criteria during the applicable three-year performance period. A total of 2,000,000 common shares may be issued under the LTIP. As of December 31, 2006, 228,334 of these performance based equity awards have been granted, which will vest after the fiscal year ending December 31, 2008 in accordance with the terms and performance conditions of the LTIP.

2006

Outstanding LTIP awards at beginning of year	—
LTIP awards granted	228,334
LTIP awards forfeited	—

Outstanding LTIP awards at end of year	228,334

Compensation expense of $3,882 has been recognized in the Company’s consolidated financial statements for the year ended December 31, 2006. The compensation expense for the LTIP is based on the Company’s IPO price per share of $34.00. The LTIP is deemed to be an equity plan and as such, $3,882 has been included in additional paid-in capital on the consolidated balance sheets. As of December 31, 2006, there was remaining $7,763 of total unrecognized compensation costs related to non-vested LTIP awards. These costs are expected to be recognized over a period of two years. Based on a December 31, 2006 market value of $43.63 per share, the outstanding LTIP awards had an intrinsic value of $14,943 as at December 31, 2006.

In calculating the compensation expense, and in the determination of share equivalents for the purpose of calculating diluted earnings per share, it is estimated that the maximum performance goals as set by the LTIP are likely to be achieved over the performance period. The performance period for the LTIP awards issued to date is defined as the three consecutive fiscal-year period beginning January 1, 2006. The expense is recognized over the performance period.

d)  Pension Plans

Effective January 1, 2002, the Company adopted defined contribution retirement plans for its employees and officers. Pursuant to the employees’ plan, each participant can contribute 5% or more of their salary and the Company will contribute an amount equal to 5% of each participant’s salary. Officers are also eligible to participate in one of various supplementary retirement plans, in which each

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

9.	Employee Benefit Plans — (continued)

d)  Pension Plans — (continued)

participant may contribute up to 25% of their annual base salary. The Company will contribute to the officer plans an amount equal to 10% of each officer’s annual base salary. Base salary is capped at $200 per year for pension purposes. The amount that an individual employee or officer can contribute may also be subject to any regulatory requirements relating to the country of which the individual is a citizen. The amounts funded and expensed during the years ended December 31, 2006, 2005 and 2004 were $2,864, $1,885 and $1,514, respectively.

10.	Earnings Per Share

The following table sets forth the comparison of basic and diluted earnings per share:

	2006	2005	2004

Basic earnings per share
Net income (loss)	$442,838	$(159,776)	$197,173
Weighted average common shares outstanding	54,746,613	50,162,842	50,162,842

Basic earnings (loss) per share	$8.09	$(3.19)	$3.93

	2006	2005	2004

Diluted earnings per share
Net income (loss)	$442,838	$(159,776)	$197,173
Weighted average common shares outstanding	54,746,613	50,162,842	50,162,842
Share equivalents:
Options and warrants	1,630,501	—	1,209,564
Restricted stock units	438,370	—	52,983
LTIP awards	299,688	—	—

Weighted average common shares and common share equivalents outstanding — diluted	57,115,172	50,162,842	51,425,389

Diluted earnings (loss) per share	$7.75	$(3.19)	$3.83

No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this year, and any additional shares would prove to be anti-dilutive. As a result, a total of 6,536,322 warrants and 127,163 RSUs have been excluded from this calculation.

11.	Related Party Transactions

a)  Administrative Services

Since November 21, 2001, the Company has entered into administrative services agreements with various subsidiaries of American International Group, Inc. (“AIG”), a shareholder of the Company. Until December 31, 2005, the Company was provided with administrative services under these agreements for a fee based on the gross premiums written by the Company. Included in general and

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

11.	Related Party Transactions — (continued)

a)  Administrative Services — (continued)

administrative expenses in the consolidated statements of operations and comprehensive income are expenses of $36,853 and $33,999 incurred for these services during the years ended December 31, 2005 and 2004, respectively. Effective December 31, 2005, the administrative services agreement covering Holdings and its Bermuda domiciled companies was terminated with an anticipated termination fee of $5,000. A final termination fee of $3,000 was agreed to and paid on April 25, 2006, and recorded in the second quarter of 2006. The amount was less than the $5,000 accrued and expensed for the year ended December 31, 2005. Accordingly, a reduction in the estimated expense in the amount of $2,000 is included in general and administrative expenses for the year ended December 31, 2006.

Effective January 1, 2006, the Company entered into short-duration administrative service agreements with these AIG subsidiaries that provided for a more limited range of services on either a cost-plus or a flat fee basis, depending on the agreement. Expenses of $3,405 were incurred for services under these agreements for the year ended December 31, 2006. Amounts payable to various AIG subsidiaries with respect to the administrative service agreements were $800 and $11,622 as of December 31, 2006 and 2005, respectively. The services no longer included as part of these agreements are provided internally through additional Company staff and infrastructure.

b)  Investment Management Services

The Company has entered into investment management agreements with affiliates of Goldman, Sachs & Co. (“Goldman Sachs”), a shareholder of the Company, pursuant to which Goldman Sachs provides investment advisory and management services. These investment management agreements may be terminated by either party subject to specified notice requirements. The Company has agreed to pay fees to Goldman Sachs based on a percentage of the average month end market value of the total investment portfolio.

Expenses of $4,503, $3,958 and $3,351 were incurred for services provided by Goldman Sachs companies under these agreements during the years ended December 31, 2006, 2005 and 2004, respectively. Of these amounts, $1,339 and $1,889 were payable as of December 31, 2006 and 2005, respectively.

Goldman Sachs companies also provide management services for three of the four hedge fund investments, as well as the global high-yield bond fund held by the Company. Fees based on management and performance totaling $2,862, $6,849 and $579 were incurred for these services for the years ended December 31, 2006, 2005 and 2004, respectively.

The fourth hedge fund is managed by an indirect, wholly-owned subsidiary of AIG. Total expenses incurred for these services amounted to $948, $560 and $407 for the years ended December 31, 2006, 2005 and 2004, respectively.

c)  Investment Banking Services

Pursuant to the Placement Agency Agreement, dated October 25, 2001, among the Company and AIG, The Chubb Corporation and GS Capital Partners 2000, L.P., each being a shareholder of the Company, in the event that the Company determine to undertake any transaction in connection with which the Company will utilize investment banking or financial advisory services, it has been agreed to offer Goldman Sachs directly or one of its affiliates the right to act in such a transaction as

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

11.	Related Party Transactions — (continued)

c)  Investment Banking Services — (continued)

sole lead manager or agent in the case of any offering or placement of securities, lead arranger, underwriter and syndication agent in the case of any syndicated bank loan, or as sole advisors or dealer managers, as applicable in the case of any other transaction. These banking rights of Goldman Sachs shall terminate if GS Capital Partners 2000, L.P. cease to retain in the aggregate ownership of at least 25% of its original shareholding in the Company, or upon the second anniversary of the IPO. In July 2006 Goldman Sachs was a lead managing underwriter for the IPO and offering of the Senior Notes. The aggregate fees for the year ended December 31, 2006 were $26,475.

d)  Assumed Business and Broker Services

The Company assumed premiums through brokers related to shareholders of the Company. The total premiums assumed through and brokerage fees and commissions paid to these related parties, and the estimated losses related to such premiums based on the Company’s loss ratios, are as follows:

	2006	2005	2004

Gross premiums assumed	$26,977	$60,774	$333,730
Brokerage and commissions	3,995	8,868	23,325
Net losses and loss expenses	15,916	64,238	255,303

The Company also provides reinsurance and insurance to entities related to shareholders of the Company. Total premiums assumed on this business, and the estimated related losses based on the Company’s loss ratios are as follows:

	2006	2005	2004

Gross premiums assumed	$105,971	$85,477	$92,341
Net losses and loss expenses	62,523	90,349	70,641

The total insurance balances receivable due from related parties as of December 31, 2006 and 2005 are $16,365 and $3,066, respectively.

e)  Ceded Premiums

Of the premiums ceded during the years ended December 31, 2006, 2005 and 2004, the following amounts were ceded to reinsurers related to shareholders:

	2006	2005	2004

Premiums ceded	$12,727	$27,755	$22,441

Reinsurance recoverable from related parties as of December 31, 2006 and 2005 was $8,206 and $346, respectively.

f)  Underwriting Services

Effective December 1, 2001, as amended, the Company entered into an exclusive underwriting agency agreement with IPCRe Underwriting Services Limited (“IPCUSL”), to solicit, underwrite, bind and administer property catastrophe treaty reinsurance. AIG, one of the Company’s principal shareholders, was also a principal shareholder of IPC Holdings, Ltd., the parent company of IPCUSL, until August 2006. IPCUSL received an agency commission of 6.5% of gross premiums written on behalf of

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

11.	Related Party Transactions — (continued)

f)  Underwriting Services — (continued)

the Company. On December 5, 2006, the Company mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. In accordance with this amendment, the Company agreed to pay IPCUSL a $400 early termination fee, $250 of which was immediately payable, and $75 of which is payable on each of December 1, 2007 and 2008, respectively. The Company will also continue to pay to IPCUSL any agency commissions due under the underwriting agency agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the underwriting agency agreement. As of December 1, 2006, the Company began to produce, underwrite and administer property catastrophe treaty reinsurance business on its own behalf.

Gross premiums written on behalf of the Company by IPCUSL, and related acquisition costs and losses incurred by the Company are as follows:

	2006	2005	2004

Gross premiums written	$52,141	$82,969	$68,026
Acquisition costs	(8,791)	(12,994)	(4,496)
Net losses and loss expenses	7,571	(231,971)	(44,896)

g)  Office Space

On November 29, 2006, the Company entered into a lease with American International Company, Limited (“AICL”), a subsidiary of AIG, whereby the Company agreed to lease from AICL newly constructed office space in Bermuda that shall serve as the Company’s corporate headquarters. The initial term of the lease is for 15 years commencing October 1, 2006 with an option to extend for an additional 10-year period, after which time the lease expires. For the first five years under the lease, the Company shall pay an aggregate monthly rent and user fees of approximately $393. The aggregate monthly rent is determined by price per square foot that varies based on the floor being rented. In addition to the rent, the Company will also pay certain maintenance expenses.

Effective as of October 1, 2011 and on each five-year anniversary date thereafter (each a “Review Date”), the rent payable under the lease will be mutually agreed to by the Company and AICL. If as of a Review Date the Company and AICL cannot agree on such terms, then the rent payable under the lease shall be determined by an arbitrator based on open market rental rates at such time, provided however, that the rent shall not decrease. The user fee will be increased by the percentage rate increase that the Company pays for renting the second floor of the premises.

12.	Commitments and Contingencies

a)  Concentrations of Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company’s foreign exchange forward contracts and interest rate swaps. However, because the counterparties to these agreements are high-quality international banks, the Company does not anticipate any non-performance. The difference between the contract amounts and the related market values is the Company’s maximum credit exposure.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

12.	Commitments and Contingencies — (continued)

a)  Concentrations of Credit Risk — (continued)

As of December 31, 2006 and 2005, substantially all of the Company’s cash and investments were held with one custodian.

As of December 31, 2006 and 2005, 63% and 68%, respectively, of reinsurance recoverable, excluding IBNR ceded, was recoverable from two reinsurers, one of which is rated A+ by A.M. Best Company, while the other is rated A. The Company believes that these reinsurers are able to meet, and will meet, all of their obligations under their reinsurance agreements.

Insurance balances receivable primarily consist of net premiums due from insureds and reinsureds. The Company believes that the counterparties to these receivables are able to meet, and will meet, all of their obligations. Consequently, the Company has not included any allowance for doubtful accounts against the receivable balance.

b)  Operating Leases

The Company leases office space under operating leases expiring in various years through 2021. The Company also leases an aircraft through 2011. The following are future minimum rental payments as of December 31, 2006:

2007	$8,068
2008	7,692
2009	7,585
2010	7,463
2011	7,254
2012 through 2022	60,378

$98,440

Total rental expenses for the years ended December 31, 2006, 2005 and 2004 were $6,602, $3,082 and $2,107, respectively.

c)  Brokers

For the year ended December 31, 2006, three brokers individually accounted for 10% or more of total premiums written. These three brokers accounted for 32%, 19% and 10% of premiums written, respectively. For the years ended December 31, 2005 and 2004, two brokers individually accounted for 10% or more of total premium written. One broker accounted for 35% and 31%, while the other accounted for 22% and 20%, of total premiums written for the years ended December 31, 2005 and 2004, respectively. Each of these brokers intermediate on business written in all three segments, namely property, casualty and reinsurance.

d)  Legal Proceedings

On or about November 8, 2005, the Company received a Civil Investigative Demand (“CID”) from the Antitrust and Civil Medicaid Fraud Division of the Office of the Attorney General of Texas relating to an investigation into (1) the possibility of restraint of trade in one or more markets within the State of Texas arising out of the Company’s business relationships with AIG and Chubb, and (2) certain insurance and insurance brokerage practices, including those relating to contingent commissions and

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

12.	Commitments and Contingencies — (continued)

d)  Legal Proceedings — (continued)

false quotes, which are also the subject of industry-wide investigations and class action litigation. Specifically, the CID seeks information concerning the Company’s relationship with investors, and in particular, AIG and Chubb, including their role in the Company’s business, sharing of business information and any agreements not to compete. The CID also seeks information regarding (i) contingent commission, placement service or other agreements that the Company may have had with brokers or producers, and (ii) the possibility of the provision of any non-competitive bids by the Company in connection with the placement of insurance. The Company is cooperating in this ongoing investigation, and have produced documents and other information in response to the CID. Based on discussions with representatives of the Attorney General of Texas, the investigation is currently expected to proceed to a settlement. This is likely to result in certain payments that would be adverse to the Company. Based on these discussions, the Company has reserved $2,100 for settlement payments to be made to State of Texas. The outcome of the investigation may form a basis for investigations, civil litigation or enforcement proceedings by other state regulators, by policyholders or by other private parties, or other voluntary settlements that could have a negative effect on the Company.

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including AWAC.

The action generally relates to broker defendants’ placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders’ business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have charged. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither the Company nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. While this matter is in an early stage, and it is not possible to predict its outcome, the Company does not currently believe that the outcome will have a material adverse effect on the Company’s operations or financial position.

The Company may become involved in various claims and legal proceedings that arise in the normal course of business, which are not likely to have a material adverse effect on the results of operations.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

13.	Statutory Capital and Surplus

Holdings’ ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which Holdings and its subsidiaries operate.

The Company’s Bermuda subsidiary, AWAC, is registered under the Bermuda Insurance Act 1978 and Related Regulations (the “Act”) and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, this subsidiary is required to maintain minimum statutory capital and surplus equal to the greatest of $100,000, 50% of net premiums written (being gross written premium less ceded premiums, with a maximum of 25% of gross premiums considered as ceded premiums for the purpose of this calculation), or 15% of the reserve for losses and loss expenses. In addition, this subsidiary is required to maintain a minimum liquidity ratio. As of December 31, 2006 and 2005, this subsidiary had statutory capital and surplus of approximately $2,331,227 and $1,658,721, respectively. The Act limits the maximum amount of annual dividends or distributions paid by this subsidiary to Holdings without notification to the Bermuda Monetary Authority of such payment (and in certain cases prior approval of the Bermuda Monetary Authority). As of December 31, 2006 and 2005, the maximum amount of dividends which could be paid without such notification was $582,806 and $414,680, respectively. For the years ended December 31, 2006, 2005 and 2004, the statutory net income (loss) was $468,144, ($119,997) and $212,934, respectively.

The Company’s U.S. subsidiaries are subject to the insurance laws and regulations of the states in which they are domiciled, and also states in which they are licensed or authorized to transact business. These laws also restrict the amount of dividends the subsidiaries can pay to the Company. The restrictions are generally based on statutory net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting requirements of the individual domiciliary states. The U.S. subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Statutory accounting differs from U.S. GAAP accounting in the treatment of various items, including reporting of investments, acquisition costs, and deferred income taxes. The U.S. subsidiaries are also required to maintain minimum levels of solvency and liquidity as determined by law, and comply with capital requirements and licensing rules. As of December 31, 2006 and 2005, the actual levels of solvency, liquidity and capital of each U.S. subsidiary were in excess of the minimum levels required.

The amount of dividends that can be distributed by the U.S. subsidiaries without prior approval by the applicable insurance commissioners is $0 and $0 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, these subsidiaries had a combined statutory capital and surplus of approximately $95,788 and $114,659, respectively. For the years ended December 31, 2006, 2005 and 2004, the combined statutory net income (loss) was $2,878, $7,448 and ($10,834), respectively.

The Company’s Irish insurance subsidiary, AWAC Europe, is regulated by the Irish Financial Regulator pursuant to the Insurance Acts 1909 to 2000, the Central Bank and Financial Services Authority of Ireland Acts 2003 and 2004, and all statutory instruments relating to insurance made or adopted under the European Communities Acts 1972 to 2006 (“the Irish Insurance Acts and Regulations”). This subsidiary’s accounts are prepared in accordance with the Irish Companies Acts, 1963 to 2006 and the Irish Insurance Acts and Regulations. This subsidiary is obliged to maintain a minimum level of capital, and a “Minimum Guarantee Fund”. The Minimum Guarantee Fund includes share capital and capital contributions. As of December 31, 2006 and 2005, this subsidiary met the requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits, that have not been capitalized or distributed, less accumulated realized

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

13.	Statutory Capital and Surplus — (continued)

losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2006 and 2005, this subsidiary had statutory capital and surplus of approximately $33,756 and $32,037, respectively. As of December 31, 2006 and 2005 the minimum capital and surplus required to be held was $13,473 and $13,329, respectively. The statutory net income (loss) was $1,719, ($1,831) and $2,740 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company’s Irish reinsurance subsidiary, AWAC Re, in accordance with Section 22 of the Insurance Act, 1989, and the Reinsurance Regulations 1999, notified the Irish Financial Regulator of its intent to carry on the business of reinsurance. On June 9, 2003, the Irish Financial Regulator informed this subsidiary that it had no objections to its incorporation and the establishment of a reinsurance business. This subsidiary’s accounts are prepared in accordance with the Irish Companies Acts, 1963 to 2006 and the Irish Insurance Acts and Regulations. On August 18, 2004, it was granted permission under Part IV of the Financial Services and Markets Act 2000 by the FSA to write reinsurance in the UK via its London branch, however, it was subject to whole firm supervision by the FSA in the absence of a single common EU framework for the authorization and regulation of reinsurers. This subsidiary is obliged to maintain a minimum level of capital, the “Required Minimum Margin”. As of December 31, 2006 and 2005, this subsidiary met those requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2006 and 2005 this subsidiary had statutory capital and surplus of approximately $45,005 and $45,588, respectively. The minimum capital and surplus requirement as of December 31, 2006 and 2005, was approximately $11,637 and $13,212, respectively. The statutory net (loss) income was ($583), ($5,916) and $1,484 for the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006 and 2005, $1,869,319 and $1,385,241, respectively, were the total combined minimum capital and surplus required to be held by the subsidiaries and thereby restricting the distribution of dividends without prior regulatory approval.

14.	Segment Information

The determination of reportable segments is based on how senior management monitors the Company’s underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.

The property segment includes the insurance of physical property and energy-related risks. These risks generally relate to tangible assets and are considered “short-tail” in that the time from a claim being advised to the date when the claim is settled is relatively short. The casualty segment includes the insurance of general liability risks, professional liability risks and healthcare risks. Such risks are “long-tail” in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment of the Company’s business includes any reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.

Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

14.	Segment Information — (continued)

segment, investment income, interest expense and total assets are not allocated to individual reportable segments.

Management measures results for each segment on the basis of the “loss and loss expense ratio”, “acquisition cost ratio”, “general and administrative expense ratio” and the “combined ratio”. The “loss and loss expense ratio” is derived by dividing net losses and loss expenses by net premiums earned. The “acquisition cost ratio” is derived by dividing acquisition costs by net premiums earned. The “general and administrative expense ratio” is derived by dividing general and administrative expenses by net premiums earned. The “combined ratio” is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.

The following table provides a summary of the segment results for the years ended December 31, 2006, 2005 and 2004.

2006	Property	Casualty	Reinsurance	Total

Gross premiums written	$463,903	$622,387	$572,735	$1,659,025
Net premiums written	193,655	540,980	571,961	1,306,596
Net premiums earned	190,784	534,294	526,932	1,252,010
Net losses and loss expenses	(114,994)	(331,759)	(292,380)	(739,133)
Acquisition costs	2,247	(30,396)	(113,339)	(141,488)
General and administrative expenses	(26,294)	(52,809)	(26,972)	(106,075)

Underwriting income	51,743	119,330	94,241	265,314
Net investment income				244,360
Net realized investment losses				(28,678)
Interest expense				(32,566)
Foreign exchange loss				(601)

Income before income taxes				$447,829

Loss and loss expense ratio	60.3%	62.1%	55.5%	59.0%
Acquisition cost ratio	(1.2)%	5.7%	21.5%	11.3%
General and administrative expense ratio	13.8%	9.9%	5.1%	8.5%

Combined ratio	72.9%	77.7%	82.1%	78.8%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

14.	Segment Information — (continued)

2005	Property	Casualty	Reinsurance	Total

Gross premiums written	$412,879	$633,075	$514,372	$1,560,326
Net premiums written	170,781	557,622	493,548	1,221,951
Net premiums earned	226,828	581,330	463,353	1,271,511
Net losses and loss expenses	(410,265)	(430,993)	(503,342)	(1,344,600)
Acquisition costs	(5,685)	(33,544)	(104,198)	(143,427)
General and administrative expenses	(20,261)	(44,273)	(29,736)	(94,270)

Underwriting (loss) income	(209,383)	72,520	(173,923)	(310,786)
Net investment income				178,560
Net realized investment losses				(10,223)
Interest expense				(15,615)
Foreign exchange loss				(2,156)

Loss before income taxes				$(160,220)

Loss and loss expense ratio	180.9%	74.1%	108.6%	105.7%
Acquisition cost ratio	2.5%	5.8%	22.5%	11.3%
General and administrative expense ratio	8.9%	7.6%	6.4%	7.4%

Combined ratio	192.3%	87.5%	137.5%	124.4%

2004	Property	Casualty	Reinsurance	Total

Gross premiums written	$547,961	$752,116	$407,915	$1,707,992
Net premiums written	308,627	669,965	394,068	1,372,660
Net premiums earned	333,172	636,262	356,023	1,325,457
Net losses and loss expenses	(320,510)	(436,098)	(256,746)	(1,013,354)
Acquisition costs	(30,425)	(59,507)	(80,942)	(170,874)
General and administrative expenses	(25,503)	(39,759)	(21,076)	(86,338)

Underwriting (loss) income	(43,266)	100,898	(2,741)	54,891
Net investment income				128,985
Net realized investment gains				10,791
Foreign exchange gain				326

Income before income taxes				$194,993

Loss and loss expense ratio	96.2%	68.5%	72.1%	76.5%
Acquisition cost ratio	9.1%	9.4%	22.8%	12.9%
General and administrative expense ratio	7.7%	6.2%	5.9%	6.5%

Combined ratio	113.0%	84.1%	100.8%	95.9%

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

14.	Segment Information — (continued)

The following table shows an analysis of the Company’s net premiums written by geographic location of the Company’s subsidiaries for the years ended December 31, 2006, 2005 and 2004. All inter-company premiums have been eliminated.

	2006	2005	2004

Bermuda	$983,532	$925,644	$870,965
United States	144,694	128,039	323,375
Europe	178,370	168,268	178,320

Total net premiums written	$1,306,596	$1,221,951	$1,372,660

15.	Subsequent Event

On January 18, 2007 Windstorm Kyrill swept through Europe producing widespread windstorm damage across the United Kingdom, through Belgium and the Netherlands, Germany, Austria, Poland and the Czech Republic. Current information indicates that this storm has caused substantial insured losses. Current estimated losses to the Company resulting from Kyrill are expected to be between $15,000 and $25,000.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

16.	Unaudited Quarterly Financial Data

The following are the unaudited consolidated statements of income by quarter for the years ended December 31, 2006 and 2005:

	Quarter Ended
	December 31,	September 30,	June 30,	March 31,
	2006	2006	2006	2006

REVENUES:
Gross premiums written	$280,111	$362,478	$518,316	$498,120
Premiums ceded	(69,372)	(64,462)	(147,978)	(70,617)

Net premiums written	210,739	298,016	370,338	427,503
Change in unearned premiums	109,052	19,743	(64,821)	(118,560)

Net premiums earned	319,791	317,759	305,517	308,943
Net investment income	66,009	61,407	54,943	62,001
Net realized investment loss	(4,190)	(9,080)	(10,172)	(5,236)

	381,610	370,086	350,288	365,708

EXPENSES:
Net losses and loss expenses	172,395	180,934	179,844	205,960
Acquisition costs	34,568	37,785	32,663	36,472
General and administrative expenses	33,856	25,640	26,257	20,322
Interest expense	9,510	9,529	7,076	6,451
Foreign exchange loss (gain)	1,092	(561)	(475)	545

	251,421	253,327	245,365	269,750

Income before income taxes	130,189	116,759	104,923	95,958
Income tax expense (recovery)	1,827	2,774	2,553	(2,163)

NET INCOME	128,362	113,985	102,370	98,121

Basic earnings per share	2.13	1.95	2.04	1.96
Diluted earnings per share	2.04	1.89	2.02	1.94
Weighted average common shares outstanding	60,284,459	58,376,307	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	62,963,243	60,451,643	50,682,557	50,485,556

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

16.	Unaudited Quarterly Financial Data — (continued)

	Quarter Ended
	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005

REVENUES:
Gross premiums written	$283,393	$329,930	$441,675	$505,328
Premiums ceded	(69,822)	(80,210)	(121,669)	(66,674)

Net premiums written	213,571	249,720	320,006	438,654
Change in unearned premiums	88,461	63,556	12,091	(114,548)

Net premiums earned	302,032	313,276	332,097	324,106
Net investment income	50,823	47,592	39,820	40,325
Net realized investment (loss) gain	(5,286)	4,152	(6,632)	(2,457)

	347,569	365,020	365,285	361,974

EXPENSES:
Net losses and loss expenses	288,669	593,276	224,253	238,402
Acquisition costs	33,604	35,871	37,502	36,450
General and administrative expenses	27,594	20,795	24,972	20,909
Interest expense	5,832	5,146	4,587	50
Foreign exchange loss (gain)	1,670	(46)	397	135

	357,369	655,042	291,711	295,946

(Loss) income before income taxes	(9,800)	(290,022)	73,574	66,028
Income tax expense (recovery)	2,478	(6,617)	2,027	1,668

NET (LOSS) INCOME	(12,278)	(283,405)	71,547	64,360

Basic (loss) earnings per share	(0.24)	(5.65)	1.43	1.28
Diluted (loss) earnings per share	(0.24)	(5.65)	1.41	1.28
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,162,842	50,162,842	50,631,645	50,455,313

Schedule II

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED BALANCE SHEETS — PARENT COMPANY
as of December 31, 2006 and 2005
(Expressed in thousands of United States dollars, except share and per share amounts)

	2006	2005

ASSETS:
Cash and cash equivalents	$99,583	$459
Investments in subsidiaries	2,641,903	1,925,947
Balances due from subsidiaries	25	25
Other assets	5,612	9,463

Total assets	$2,747,123	$1,935,894

LIABILITIES:
Accounts payable and accrued liabilities	$196	$698
Interest payable	16,250	—
Reserve for stock compensation	—	7,457
Balances due to affiliates	—	5,000
Balances due to subsidiaries	12,016	2,473
Senior notes	498,577	—
Long term debt	—	500,000

Total liabilities	527,039	515,628

SHAREHOLDERS’ EQUITY:
Common shares, par value $0.03 per share, issued and outstanding 2006: 60,287,696 shares and 2005: 50,162,842 shares	1,809	1,505
Additional paid-in capital	1,822,607	1,488,860
Retained earnings (accumulated deficit)	389,204	(44,591)
Accumulated other comprehensive income (loss)	6,464	(25,508)

Total shareholders’ equity	2,220,084	1,420,266

Total liabilities and shareholders’ equity	$2,747,123	$1,935,894

See accompanying notes to the condensed financial statements

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME — PARENT COMPANY
for the Years Ended December 31, 2006, 2005, and 2004
(Expressed in thousands of United States dollars)

	2006	2005	2004

REVENUES:
Net investment income	$3,452	$114	$—
Net realized gain on interest rate swaps	444	4,789	—
Dividend income	15,000	17,332	20,000

	18,896	22,235	20,000

EXPENSES:
General and administrative expenses	12,476	10,079	4,390
Interest expense	32,566	15,615	—

	45,042	25,694	4,390

(Loss) income before equity in undistributed earnings of consolidated subsidiaries	(26,146)	(3,459)	15,610
Equity in undistributed earnings of consolidated subsidiaries	468,984	(156,317)	181,563

NET INCOME (LOSS)	$442,838	$(159,776)	$197,173

Other comprehensive income (loss)
Unrealized gains (losses) on investments arising during the year net of applicable deferred income tax (expense) recovery	3,294	(68,902)	(26,965)
Reclassification adjustment for net realized losses (gains) included in net income	28,678	10,223	(10,791)

Other comprehensive income (loss) net of tax	31,972	(58,679)	(37,756)

COMPREHENSIVE INCOME (LOSS)	$474,810	$(218,455)	$159,417

See accompanying notes to the condensed financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED STATEMENTS OF CASH FLOWS — PARENT COMPANY
for the Years Ended December 31, 2006, 2005, and 2004
(Expressed in thousands of United States dollars)

	2006	2005	2004

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income (loss)	$442,838	$(159,776)	$197,173
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Equity in earnings of consolidated subsidiaries	(468,984)	156,317	(181,563)
Stock compensation expenses	10,805	3,079	2,561
Amortization of discount on senior notes	42	—	—
Balance due from subsidiaries	—	1,994	1,717
Other assets	3,851	(9,463)	20
Accounts payable and accrued liabilities	(502)	605	93
Interest payable	16,250	—	—
Balances due to affiliates	(5,000)	5,000	—
Balances due to subsidiaries	9,543	2,473	—

Net cash provided by operating activities	8,843	229	20,001

CASH FLOWS USED IN INVESTING ACTIVITIES:
Investment in subsidiaries	(215,000)	—	(20,000)

Net cash used in investing activities	(215,000)	—	(20,000)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Dividends paid	(9,043)	(499,800)	—
Gross proceeds from initial public offering	344,080	—	—
Issuance costs paid on initial public offering	(28,291)	—	—
Proceeds from issuance of senior notes	498,535	—	—
(Repayment of) proceeds from long term debt	(500,000)	500,000	—

Net cash provided by financing activities	305,281	200	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	99,124	429	1
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	459	30	29

CASH AND CASH EQUIVALENTS, END OF YEAR	$99,583	$459	$30

See accompanying notes to the condensed financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONDENSED FINANCIAL STATEMENTS — PARENT COMPANY
(Expressed in thousands of United States dollars, except share and per share amounts)

1.	General

Allied World Assurance Holdings, Ltd was incorporated in Bermuda on November 13, 2001. On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd (“Holdings”). Holdings, through its wholly-owned subsidiaries (collectively, the “Company”), provides property and casualty insurance and reinsurance on a worldwide basis.

2.	Significant Accounting Policies

These condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying condensed financial statements have been prepared using the equity method to account for the investments in subsidiaries. Under the equity method, the investments in consolidated subsidiaries is stated at cost plus the equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

3.	Long-Term Debt

On March 30, 2005, the Company entered into a seven-year credit agreement with the Bank of America, N.A. and a syndicate of commercial banks. The total borrowing under this facility was $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company and the Lenders, plus an applicable margin based on the Company’s financial strength rating from A.M. Best Company, Inc.

In July 2006, in accordance with the terms of this credit agreement, $157,925 of the net proceeds from the IPO and the exercise of the underwriters’ over-allotment option were used to pre-pay a portion of the outstanding principal.

On July 21, 2006, the Company issued $500,000 aggregate principal amount of 7.50% Senior Notes due August 1, 2016 (“Senior Notes”), with interest on the notes payable on August 1 and February 1 of each year, commencing on February 1, 2007. The Senior Notes were offered by the underwriters at a price of 99.707% of their principal amount, providing an effective yield to investors of 7.542%. The Senior Notes can be redeemed by the Company prior to maturity subject to payment of a “make-whole” premium. The Company has no current expectations of calling the notes prior to maturity.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONDENSED FINANCIAL STATEMENTS — PARENT COMPANY — (Continued)
(Expressed in thousands of United States dollars, except share and per share amounts)

4.	Shareholders’ Equity

a)  Authorized Shares

The authorized share capital of Holdings as of December 31, 2006 and 2005 was $10,000. The issued shared capital consisted of the following:

	2006	2005

Common shares issued and fully paid, par value $0.03 per share	60,287,696	50,162,842

Share capital at end of year	$1,809	$1,505

As of December 31, 2006 there were outstanding 30,720,131 voting common shares and 29,567,565 non-voting common shares.

b)  Dividends

In March 2005 the Company declared a cash dividend to common shareholders totaling $499,800. On November 8, 2006, the Company declared a quarterly dividend of $0.15 per common share payable on December 21, 2006 to the shareholders of record on December 5, 2006. As of December 31, 2006 all dividends have been paid to shareholders of record.

5.	Dividends from Subsidiaries

As Holdings does not keep significant funds on hand, it may find it necessary to receive dividends from subsidiaries to make significant payments. Dividends received from subsidiaries during the reported years are as follows:

	2006	2005	2004

Dividends received	$15,000	$17,332	$20,000

Schedule III

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

SUPPLEMENTARY INSURANCE INFORMATION
(Expressed in thousands of United States dollars)

Year Ended December 31, 2006

		Reserve for					Amortization
	Deferred	Losses		Net	Net	Losses	of Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$17,769	$892,375	$199,133	$190,784	$—	$114,994	$(2,247)	$26,294	$193,655
Casualty	22,701	1,873,733	346,350	534,294	—	331,759	30,396	52,809	540,980
Reinsurance	59,856	870,889	268,314	526,932	—	292,380	113,339	26,972	571,961
Corporate	—	—	—	—	244,360	—	—	—	—

Total	$100,326	$3,636,997	$813,797	$1,252,010	$244,360	$739,133	$141,488	$106,075	$1,306,596

Year Ended December 31, 2005

		Reserve for					Amortization
	Deferred	Losses		Net	Net	Losses	of Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$16,683	$1,060,634	$176,752	$226,828	$—	$410,265	$5,685	$20,261	$170,781
Casualty	26,169	1,547,403	334,522	581,330	—	430,993	33,544	44,273	557,622
Reinsurance	51,705	797,316	228,817	463,353	—	503,342	104,198	29,736	493,548
Corporate	—	—	—	—	178,560	—	—	—	—

Total	$94,557	$3,405,353	$740,091	$1,271,511	$178,560	$1,344,600	$143,427	$94,270	$1,221,951

Year Ended December 31, 2004

		Reserve for					Amortization
	Deferred	Losses		Net	Net	Losses	of Deferred	Other	Net
	Acquisition	and Loss	Unearned	Premiums	Investment	and Loss	Acquisition	Operating	Premiums
	Costs	Expenses	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

Property	$28,606	$589,284	$239,249	$333,172	$—	$320,510	$30,425	$25,503	$308,627
Casualty	27,846	1,093,152	355,819	636,262	—	436,098	59,507	39,759	669,965
Reinsurance	46,533	354,688	200,270	356,023	—	256,746	80,942	21,076	394,068
Corporate	—	—	—	—	128,985	—	—	—	—

Total	$102,985	$2,037,124	$795,338	$1,325,457	$128,985	$1,013,354	$170,874	$86,338	$1,372,660

Schedule IV

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

SUPPLEMENTARY REINSURANCE INFORMATION
(Expressed in thousands of United States dollars)

					Percentage
		(b)	(c)	(d)	of Amount
		Ceded to	Assumed from	Net	Assumed
	(a)	Other	Other	Amount	to Net
	Gross	Companies	Companies	(a) − (b) + (c)	(c)/(d)

Year ended December 31, 2006	$1,086,290	$352,429	$572,735	$1,306,596	44%
Year ended December 31, 2005	$1,045,954	$338,375	$514,372	$1,221,951	42%
Year ended December 31, 2004	$1,300,077	$335,332	$407,915	$1,372,660	30%

GLOSSARY OF SELECTED INSURANCE AND OTHER TERMS

Admitted insurer	An insurer that is licensed or authorized to write insurance in a particular jurisdiction.

A.M. Best	A.M. Best Company, a rating agency.

Attachment point	The loss point of which an insurance or reinsurance policy becomes operative and below which any losses are retained by either the insured or other insurers or reinsurers, as the case may be.

Broker	An intermediary who negotiates contracts of insurance or reinsurance on behalf of an insured party, receiving a commission from the insured, insurer and/or reinsurer for placement and other services rendered.

Capacity	The maximum percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

Casualty insurance or reinsurance	Insurance or reinsurance which is primarily concerned with the losses caused by injuries to third persons (i.e., not the insured) or to property owned by third persons and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability and personal liability. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance or reinsurance, such as fire or marine.

Catastrophe	A severe loss, typically involving multiple claimants. Common perils include earthquakes, hurricanes, tsunamis, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Catastrophe cover or coverage	See “Catastrophe reinsurance”.

Catastrophe loss	Losses incurred and loss adjustment expenses from catastrophes.

Catastrophe reinsurance	A form of excess-of-loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a “catastrophe cover”. These reinsurance contracts are typically designed to cover property insurance losses but can be written to cover other types of insurance losses such as from workers’ compensation policies.

Cede, cedent, ceding company	When an insurer transfers some or all of its risk to a reinsurer, it “cedes” business and is referred to as the “ceding company” or “cedent”.

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for losses incurred from an insured peril or event.

Credit ratings	The opinions of rating agencies regarding an entity’s ability to repay its indebtedness.

The purpose of Moody’s credit ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted. Moody’s long-term obligation ratings currently range from “Aaa” (highest quality) to “C” (lowest rated). Moody’s long-term obligation ratings grade debt according to its investment quality. Moody’s considers “Aa2” and “A3” rated long-term obligations to be upper-medium grade obligations and subject to low risk. Moody’s short-term credit ratings range from “P-1” (superior) to “NP” (not prime).

S&P’s credit ratings range from “AAA” (highest rating) to “D” (payment default). S&P publications indicate that an “A+” rated issue is somewhat more susceptible to the adverse effects of changes in circumstances and economic condition than obligations in higher rated categories; however, the obligor’s capacity to meet its financial commitment to the obligation is still strong. S&P short-term ratings range from “A-1” (highest category) to “D” (payment default). Within the A-1 category some obligations are designated with a plus sign (+) indicating that the obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

Debt ratings	The principal agencies that rate the company’s senior unsecured debt securities are A.M. Best, Moody’s and S&P.

A.M. Best’s long-term debt rating is an opinion as to the issuer’s ability to meets its financial obligations to security holders when due. A.M. Best debt ratings range from “aaa” (Exceptional) to “d” (In Default). Ratings between “aaa” and “bbb” represent investment grade securities. Ratings from “aa” to “ccc” may be enhanced with a plus sign (+) or minus sign (−) to indicate whether credit quality is near the top or bottom of a category. A rating of “bbb” (Adequate; 9th of 22 categories) is assigned to issues, where the issuer has an adequate ability to meet the terms of the obligation; however, it is more susceptible to changes in economic or other conditions.

Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Moody’s debt ratings range from “Aaa” (highest quality) to “C” (in default). Ratings from “Aa” to “Caa” are modified by the addition of a 1, 2 or 3 to show relative standing within the major rating categories. A rating of “Baa1” (Moderate; 8th of 22 categories) is assigned to obligations that are subject to moderate credit risk.

S&P’s long-term issue credit rating is an opinion of the creditworthiness of an obligor with respect to a specific financial obligation. S&P issue credit ratings range from “AAA” (Extremely Strong) to “D” (In Default). The ratings from “AA” to “CCC” may be modified by the addition of a plus sign (+) or minus sign (−) to show relative standing within the major rating categories. A rating of “BBB” (Adequate; 9th of 22 categories) is assigned to an obligation that exhibits adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Deductible	The amount of loss that an insured retains. Also referred to as “retention”.

Direct insurance	Insurance sold by an insurer that contracts with the insured, as distinguished from reinsurance.

Directors and officers liability	Insurance that covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.

Earned premiums or premiums earned	That portion of premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both statutory accounting practice and U.S. GAAP.

Excess insurance	Insurance to cover losses in one or more layers above a certain amount with losses below that amount usually covered by the insured’s primary policy and its self-insured retention.

Excess-of-loss reinsurance	Reinsurance that indemnifies the insured against all or a specified portion of losses over a specified amount or “retention”.

Exclusions	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Financial strength ratings	The opinions of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its obligations under its policies.

A.M. Best’s financial strength ratings for insurance and reinsurance companies currently range from “A++” (Superior) to “F” (in liquidation). A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders.

A.M. Best considers “A” and “A−” rated companies to have an excellent ability to meet their ongoing obligations to policyholders and “B++” companies to have a good ability to meet their ongoing obligations to policyholders. S&P maintains a letter rating system ranging from “AAA” (Extremely Strong) to “R” (Under Regulatory Supervision). S&P’s ratings reflect its opinion of the ability of an insurance company to pay under its insurance policies and contracts in accordance with their terms. Within these categories, “AAA” (Extremely Strong) is the highest, followed by “AA+”, “AA” and “AA−” (Very Strong) and “A+”, “A” and “A−” (Strong). Publications of S&P’s indicate that the “A+”, “A” and “A−” ratings are assigned to those companies that, in S&P’s opinion, have demonstrated strong financial security characteristics, but are somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings. Moody’s maintains a letter rating system ranging from “Aaa” to “C” and appends numerical modifiers 1, 2, and 3 to the generic rating categories to show relative position within rating categories. Moody’s ratings reflect its opinion of the ability of an insurance company to punctually repay senior policyholder claims and obligations. Of the top three categories, Moody’s believes that insurance companies rated “Aaa” offer exceptional financial security, rated “Aa” offer excellent financial security, and rated “A” offer good financial security (although Moody’s believes that for insurance companies rated “A” elements may be present which suggest a susceptibility to impairment sometime in the future).

Frequency	The number of claims occurring during a specified period of time.

Fronting	The use of an insurer to issue paper (i.e., an insurance policy) on behalf of a self-insured organization or captive insurer without the intention that such insurer will bear any of the risk; the risk of loss is transferred back to the self-insured or captive insurer with an indemnity or reinsurance agreement. Fronting arrangements allow captives and self-insurers to comply with financial responsibility laws imposed by many states that require evidence of coverage written by an admitted insurer, and must also be used in business contracts with other organizations, such as leases and construction contracts, where evidence of coverage through an admitted insurer is also required.

Gross premiums written	Total premiums for insurance written and assumed reinsurance written during a given period.

Incurred but not reported (“IBNR”) reserves	Reserves for estimated loss expenses that have been incurred but not yet reported to the insurer or reinsurer.

In-force	Policies and contracts reflected on our applicable records that have not expired or been terminated as of a given date.

Liability insurance	Same as “casualty insurance”.

Limits	The maximum amount that an insurer or reinsurer will insure or reinsure for a specified risk or portfolio of risks. The term also refers to the maximum amount of benefit payable for a given claim or occurrence.

Loss	An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the insurance policy or other insurance or reinsurance contracts.

Loss adjustment expense	The expense involved in an insurance or reinsurance company settling a loss, excluding the actual value of the loss.

Losses incurred	The total losses and loss adjustment expenses paid, plus the change in loss and loss adjustment expense reserves, including IBNR, sustained by an insurance or reinsurance company under its insurance policies or other insurance or reinsurance contracts.

Losses reported	Claims or potential claims that have been identified to an insurer by an insured or to a reinsurer by a ceding company.

Loss expenses	The expenses involved in an insurance or reinsurance company settling a loss, including the actual value of the loss.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay. Reserves are established for losses and for loss expenses, and consist of case reserves and IBNR reserves. As the term is used in this prospectus, “loss reserves” is meant to include reserves for both losses and for loss expenses.

Maximum foreseeable loss	An estimate of the worst loss that is likely to occur due to a single event.

Monoline	Insurance that applies to one kind of coverage.

Moody’s	Moody’s, Inc., a rating agency.

National Association of Insurance Commissioners (“NAIC”)	An organization of the U.S. insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards.

Net premiums earned	The portion of net premiums written during or prior to a given period that was recognized as income during such period.

Net premiums written	Gross premiums written less premiums ceded to reinsurers.

Per occurrence limitations	The maximum amount recoverable under an insurance or reinsurance policy as a result of any one event, regardless of the number of claims.

Premiums	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Primary insurance	Insurance that pays compensation for a loss ahead of any excess insurance coverages the policyholder may have.

Probable maximum loss	An estimate of the largest probable loss on any given insurance policy or coverage.

Professional liability	Insurance that provides liability coverage for attorneys, doctors, accountants and other professionals who offer services to the general public and claim expertise in a particular area greater than the ordinary layperson.

Property insurance	Insurance that provides coverage for property loss, damage or loss of use.

Proportional treaties	Reinsurance treaties that assume a proportional share of the risks and premiums taken on by the ceding company.

Quota share reinsurance	A form of reinsurance in which the ceding insurer cedes an agreed-on percentage of every risk it insures that falls within a class or classes of business subject to a reinsurance treaty.

Rates	Amounts charged per unit of insurance or reinsurance.

Reinstatement premium	The premium paid by a ceding company for the right and, typically, obligation to reinstate the portion of coverage exhausted by prior claims. Reinstatement provisions typically limit the amount of aggregate coverage for all claims during the contract period and often require additional premium payments.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that reinsurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance that it has issued.

Reinsurance agreement	A contract specifying the terms of a reinsurance transaction.

Reported losses	Claims or potential claims that have been identified to an insurer by an insured or to a reinsurer by a ceding company.

Retention	The amount of exposure a policyholder retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company. See “Deductible”.

Retrocessional coverage	A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk-based capital	A measure adopted by the NAIC and enacted by U.S. states for determining the minimum statutory capital and surplus requirements of insurers. Several different regulatory and company actions apply when an insurer’s capital and surplus falls below certain multiples of these minimums.

Run-off	Liability of an insurance or reinsurance company for future claims that it expects to pay and for which a loss reserve has been established.

Self-insured	That portion of the risk retained by an insured for its own account.

Specialty lines	A term used in the insurance industry to describe types of insurance or classes of business that require specialized expertise to underwrite. Insurance for these classes of business is not widely available and is typically purchased from the specialty lines divisions of larger insurance companies or from small specialty lines insurers.

Standard & Poor’s (“S&P”)	Standard & Poor’s Ratings Services, a rating agency.

Statutory accounting practices or principles	The practices and procedures prescribed or permitted by state insurance regulatory authorities in the United States for recording transactions and preparing financial statements.

Statutory surplus or surplus	As determined under U.S. statutory accounting principles, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by an insurance regulator to be recognized on the statutory balance sheet. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Surplus lines	A risk or a part of a risk for which there is no insurance market available among licensed (or “admitted”) insurers; or insurance written by non-admitted insurance companies to cover such risks.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between an insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the insurer or reinsured.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Underwriting income	The pre-tax profit or loss experienced by an insurance company that is calculated by deducting net losses and loss expenses, net acquisition costs and general and administration expenses from net premiums earned. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income. This amount is not calculated under U.S. GAAP.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

U.S. GAAP	Generally accepted accounting principles in the United States.

U.S. person	For U.S. federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Workers’ compensation	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Working layer	Primary insurance that absorbs the losses immediately above the insured’s retention layer. A working layer insurer will pay up to a certain dollar amount of losses over the insured’s retention, at which point a higher layer excess insurer will be liable for additional losses. The coverage terms of a working layer typically assume an element of loss frequency.

Written premium	The premium entered on an insurer’s books for a policy issued during a given period of time, whether coverage is provided only during that period of time or also during subsequent periods.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$500,000,000

Allied World Assurance
Company Holdings, Ltd

7.50% Senior Notes
due 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with this offering of the notes being registered hereby. All of the fees set forth below are estimates except for the SEC registration fee and the NASD listing fee.

SEC registration fee	$53,500
NASD listing fee	50,500
Printing and engraving expenses	125,000
Legal fees and expenses	375,000
Accounting fees and expenses	45,900
Rating agency fees and expenses	487,500
Trustee and Transfer agent fees	15,000
Miscellaneous fees and expenses	35,000

Total	$1,187,400

Item 14.	Indemnification of Directors and Officers

We are a Bermuda exempted company. Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our Bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under a shareholders agreement entered into among the company and various shareholders that participated in a private placement of the company’s common shares, each shareholder also agreed to release each director (or alternate director) and officer and waive any and all claims against them for acts or omissions in their capacity as a director (or alternate director) or officer, except for fraud or dishonesty.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description of Document

1	.1**	Form of Underwriting Agreement
3	.1(1)	Memorandum of Association
3	.2(1)	Amended and Restated Bye-laws
4	.1(1)	American International Group, Inc. Warrant, dated November 21, 2001
4	.2(1)	The Chubb Corporation Warrant, dated November 21, 2001
4	.3(1)	GS Capital Partners 2000, L.P. Warrant, dated November 21, 2001
4	.4(1)	GS Capital Partners 2000 Offshore, L.P. Warrant, dated November 21, 2001
4	.5(1)	GS Capital Partners 2000 Employee Fund, L.P. Warrant, dated November 21, 2001
4	.6(1)	GS Capital Partners 2000, GmbH & Co. Beteiligungs KG Warrant, dated November 21, 2001
4	.7(1)	Stone Street Fund 2000, L.P. Warrant, dated November 21, 2001
4	.8(1)	Bridge Street Special Opportunities Fund 2000, L.P. Warrant, dated November 21, 2001
4	.9(2)	Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company Holdings, Ltd, as issuer, and The Bank of New York, as trustee
4	.10(2)	First Supplemental Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company, Ltd, as issuer, and The Bank of New York, as trustee
4	.11(2)	Form of Note (Included as part of Exhibit 4.10)
4	.12(3)	Amendment to Warrants to Purchase Common Shares of Allied World Assurance Company Holdings, Ltd, dated as of August 1, 2006, by and among Allied World Assurance Company Holdings, Ltd and GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000, GmbH & Co. Beteiligungs KG; GS Capital Partners 2000 Employee Fund, L.P.; Stone Street Fund 2000, L.P.; and Bridge Street Special Opportunities Fund 2000, L.P.
5	.1**	Opinion of Conyers Dill & Pearman
8	.1**	Opinion of Willkie Farr & Gallagher LLP as to certain tax matters
8	.2**	Opinion of Conyers Dill & Pearman as to certain tax matters (included as part of Exhibit 5.1)
10	.1(1)	Shareholders Agreement, dated as of November 21, 2001
10	.2(1)	Amendment No. 1 to Shareholders Agreement, dated as of February 20, 2002
10	.3(1)	Amendment No. 2 to Shareholders Agreement, dated as of January 31, 2005
10	.4(1)	Amendment No. 3 to Shareholders Agreement, dated as of June 20, 2005
10	.5(1)	Form of Termination Consent among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10	.6(1)	Registration Rights Agreement by and among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10	.7(1)	Administrative Services Agreement, dated as of January 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd and American International Company Limited
10	.8(1)	Amended and Restated Administrative Services Agreement, dated as of January 1, 2006, among Newmarket Underwriters Insurance Company, Allied World Assurance Company (U.S.) Inc. and Lexington Insurance Company
10	.9(1)	Services Agreement, dated as of January 1, 2006, among Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and AIG Insurance Management Services (Ireland) Limited

Exhibit
Number		Description of Document

10	.10(1)	Termination Agreement, dated as of December 31, 2005, among Allied World Assurance Company, Ltd, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and American International Company Limited
10	.11(1)	Schedule of Discretionary Investment Management Agreements between Allied World Assurance Company Holdings, Ltd entities and Goldman Sachs entities
10	.12(1)	Master Services Agreement, dated as of May 9, 2006, between Allied World Assurance Company, Ltd and AIG Technologies, Inc.
10	.13(1)	Placement Agency Agreement, dated October 25, 2001, among Allied World Assurance Company Holdings, Ltd, American International Group, Inc., The Chubb Corporation, GS Capital Partners 2000, L.P. and Goldman, Sachs & Co.
10	.14(1)	Underwriting Agency Agreement, dated December 1, 2001, between Allied World Assurance Company, Ltd and IPCRe Underwriting Services Limited
10	.15(1)	Amended and Restated Amendment No. 1 to Underwriting Agency Agreement, dated as of April 19, 2004
10	.16(1)	Amendment No. 2 to Underwriting Agency Agreement, as amended, dated as of March 28, 2003
10	.17(1)	Amendment No. 3 to Underwriting Agency Agreement, as amended, dated as of October 31, 2003
10	.18(1)	Amendment No. 4 to Underwriting Agency Agreement, as amended, dated as of October 26, 2005
10	.19(4)	Amendment No. 5 to Underwriting Agency Agreement, as amended, dated as of December 1, 2006
10	.20(1)	Software License Agreement Terms and Conditions, dated as of November 14, 2003, between Allied World Assurance Company, Ltd and Transatlantic Holdings, Inc.
10	.21(1)	Guarantee, dated May 22, 2006, of Allied World Assurance Company, Ltd in favor of American International Group, Inc.
10	.22(1)	Summary of Terms of Property Excess Catastrophe Reinsurance Contract, dated May 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Transatlantic Reinsurance Company, Inc. and the other reinsurers named party thereto
10	.23(9)	Amended and Restated Software License Agreement, effective as of November 17, 2006, by and between Transatlantic Holdings, Inc. and Allied World Assurance Company, Ltd
10	.24(1)	Placement slips, effective March 1, 2004 and March 1, 2005, respectively, for the Casualty Variable Quota Share Reinsurance Agreement among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and National Union Fire Insurance Company of Pittsburgh, PA
10	.25(1)	Casualty Variable Quota Share Reinsurance Agreement, effective December 1, 2002, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and Chubb Re, Inc. on behalf of Federal Insurance Company, as amended

Exhibit
Number		Description of Document

10	.26(1)	Casualty Variable Quota Share Reinsurance Agreement, effective as of March 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Harbor Point Services, Inc. on behalf of Federal Insurance Company
10	.27(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Allied World Assurance Company (U.S.) Inc. and Chubb Custom Market, Inc.
10	.28(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Newmarket Underwriters Insurance Company and Chubb Custom Market, Inc.
10	.29(1)	Insurance Letters of Credit Master Agreement, dated September 19, 2002, between Allied World Assurance Company, Ltd and Citibank N.A.
10	.30(1)	Account Control Agreement, dated September 19, 2002, among Allied World Assurance Company, Ltd, Citibank, N.A. and Mellon Bank, N.A.
10	.31(1)	Amendment No. 1 to Account Control Agreement, dated March 31, 2004
10	.32(1)	Pledge Agreement, dated as of September 19, 2002, between Allied World Assurance Company, Ltd and Citibank, N.A.
10	.33(1)	Credit Agreement, dated as of December 31, 2003, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.34(1)	Global Amendment Agreement, dated as of January 11, 2005, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.35(1)	Agreement, dated as of December 31, 2005, amending the original credit agreement as amended, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.36(1)	Account Control Agreement, dated as of December 31, 2003, among Allied World Assurance Company, Ltd, Barclays Bank Plc and Mellon Bank, N.A.
10	.37(1)	Credit Agreement, dated as of March 30, 2005, among Allied World Assurance Company Holdings, Ltd, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent and the other banks named party thereto
10	.38(1)	Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10	.39(1)†	Form of RSU Award Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10	.40(1)†	Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10	.41(1)†	Form of Option Grant Notice and Option Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10	.42(1)†	Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan
10	.43(1)†	Form of Participation Agreement under the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan
10	.44(1)†	Allied World Assurance Company, Ltd Supplemental Executive Retirement Plan
10	.45(1)†	Newmarket Underwriters Insurance Company Supplemental Executive Retirement Plan
10	.46(1)	Reinsurance Custody Agreement, dated September 30, 2002, among Commerce & Industry Insurance Company of Canada, Allied World Assurance Company (U.S.) Inc. and Royal Trust Corporation of Canada (including a Consent to Assignment, dated December 21, 2005, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investor Services Trust)
10	.47(1)	Agreement, dated September 30, 2002, among Allied World Assurance Company (U.S.) Inc., American Home Assurance Company, Royal Trust Corporation of Canada and the Superintendent of Financial Institutions Canada (including a Consent to Assignment, dated December 21, 2005, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investors Services Trust)

Exhibit
Number		Description of Document

10	.48(1)	Agreement, dated December 16, 2002, among Allied World Assurance Company, Ltd, American Home Assurance Company, Royal Trust Corporation of Canada and the Superintendent of Financial Institutions of Canada (including a Consent of Assignment, dated April 27, 2006, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investor Services Trust)
10	.49(1)†	Letter Agreement, dated October 1, 2004, between Allied World Assurance Company Holdings, Ltd and Michael Morrison
10	.50(5)†	Form of Indemnification Agreement
10	.51(6)†	Form of Employment Agreement
10	.52(3)	Addendum to Schedule B, effective as of September 25, 2006, to the Master Services Agreement by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc.
10	.53(7)	Lease, dated November 29, 2006, by and between American International Company Limited and Allied World Assurance Company, Ltd
10	.54(8)†	Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan
10	.55(8)†	Separation and Release Agreement, dated as of December 31, 2006, between Allied World Assurance Company Holdings, Ltd and Jordan M. Gantz
10	.56(10)	Letter Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc., terminating the Master Services Agreement by and between the parties effective as of December 18, 2006
10	.57(11)†	Contract of Employment by and between Allied World Assurance Company (Europe) Limited and John Redmond
10	.58(12)	Insurance Letters of Credit — Master Agreement, dated February 28, 2007, by and among Allied World Assurance Company, Ltd, Citibank N.A. and Citibank Europe plc
10	.59(12)	Pledge Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and Citibank Europe plc
10	.60(12)	Account Control Agreement, dated March 5, 2007, by and among Citibank Europe plc, as secured party; Allied World Assurance Company, Ltd, as pledgor; and Mellon Bank, N.A.
10	.61(13)†	Retirement and Consulting Agreement, dated effective as of March 31, 2007, by and between Allied World Assurance Company Holdings, Ltd and G. William Davis, Jr.
12.1		Statement regarding the computation of ratio of earnings to fixed charges
21	.1(14)	Subsidiaries of the Registrant
23	.1**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.2**	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.1)
23.3		Consent of Deloitte & Touche, an independent registered public accounting firm
24.1		Powers of Attorney (included on signature page)
25	.1**	Form T-1 Statement of Eligibility of Trustee (Notes Indenture)

**	Previously filed.

†	Management contract or compensatory plan, contract or arrangement.

(1)	Incorporated herein by reference to the Registration Statement on Form S-1 (Registration No. 333-132507) of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 17, 2006, as amended, and declared effective by the SEC on July 11, 2006.

(2)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 1, 2006.

(3)	Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 14, 2006.

(4)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 7, 2006.

(5)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 7, 2006.

(6)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 6, 2006.

(7)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 1, 2006.

(8)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 5, 2007.

(9)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on February 21, 2007.

(10)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 2, 2007.

(11)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 16, 2007.

(12)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 16, 2007.

(13)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 23, 2007.

(14)	Incorporated herein by reference to the Current Report on Form 10-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 19, 2007.

(b)	Financial Statement Schedules

Index to Financial Statement Schedules	Schedule	Page

Condensed Financial Statements of Parent Company	II	S-1
Supplementary Insurance Information	III	S-6
Supplementary Reinsurance Information	IV	S-7

Other financial statement schedules have been omitted because the required information is either not applicable, not deemed material or is shown in the respective financial statements or in the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and our offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda on the 30th day of April, 2007.

ALLIED WORLD ASSURANCE COMPANY
HOLDINGS, LTD

By:	/s/ Scott A. Carmilani
Name: Scott A. Carmilani

Title:	President and Chief Executive
Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Scott A. Carmilani and Wesley D. Dupont, and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-1, and to any registration statement filed under Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission and/or the Bermuda Registrar of Companies, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Scott A. Carmilani Name: Scott A. Carmilani	President and Chief Executive Officer, Director (Principal Executive Officer)	April 30, 2007

/s/ Joan H. Dillard Name: Joan H. Dillard	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2007

/s/ Michael I.D. Morrison Name: Michael I.D. Morrison	Chairman of the Board of Directors	April 30, 2007

/s/ Bart Friedman Name: Bart Friedman	Deputy Chairman of the Board of Directors	April 30, 2007

Signature		Title	Date

/s/ Philip D. DeFeo Name: Philip D. DeFeo		Director	April 30, 2007

/s/ James F. Duffy Name: James F. Duffy		Director	April 30, 2007

/s/ Scott Hunter Name: Scott Hunter		Director	April 30, 2007

/s/ Mark R. Patterson Name: Mark R. Patterson		Director	April 30, 2007

/s/ Samuel J. Weinhoff Name: Samuel J. Weinhoff		Director	April 30, 2007

* Puglisi & Associates		Authorized Representative in the United States	April 30, 2007

*By:	/s/ Wesley D. Dupont Wesley D. Dupont Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1**	Form of Underwriting Agreement
3	.1(1)	Memorandum of Association
3	.2(1)	Amended and Restated Bye-laws
4	.1(1)	American International Group, Inc. Warrant, dated November 21, 2001
4	.2(1)	The Chubb Corporation Warrant, dated November 21, 2001
4	.3(1)	GS Capital Partners 2000, L.P. Warrant, dated November 21, 2001
4	.4(1)	GS Capital Partners 2000 Offshore, L.P. Warrant, dated November 21, 2001
4	.5(1)	GS Capital Partners 2000 Employee Fund, L.P. Warrant, dated November 21, 2001
4	.6(1)	GS Capital Partners 2000, GmbH & Co. Beteiligungs KG Warrant, dated November 21, 2001
4	.7(1)	Stone Street Fund 2000, L.P. Warrant, dated November 21, 2001
4	.8(1)	Bridge Street Special Opportunities Fund 2000, L.P. Warrant, dated November 21, 2001
4	.9(2)	Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company Holdings, Ltd, as issuer, and The Bank of New York, as trustee
4	.10(2)	First Supplemental Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company, Ltd, as issuer, and The Bank of New York, as trustee
4	.11(2)	Form of Note (Included as part of Exhibit 4.10)
4	.12(3)	Amendment to Warrants to Purchase Common Shares of Allied World Assurance Company Holdings, Ltd, dated as of August 1, 2006, by and among Allied World Assurance Company Holdings, Ltd and GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000, GmbH & Co. Beteiligungs KG; GS Capital Partners 2000 Employee Fund, L.P.; Stone Street Fund 2000, L.P.; and Bridge Street Special Opportunities Fund 2000, L.P.
5	.1**	Opinion of Conyers Dill & Pearman
8	.1**	Opinion of Willkie Farr & Gallagher LLP as to certain tax matters
8	.2**	Opinion of Conyers Dill & Pearman as to certain tax matters (included as part of Exhibit 5.1)
10	.1(1)	Shareholders Agreement, dated as of November 21, 2001
10	.2(1)	Amendment No. 1 to Shareholders Agreement, dated as of February 20, 2002
10	.3(1)	Amendment No. 2 to Shareholders Agreement, dated as of January 31, 2005
10	.4(1)	Amendment No. 3 to Shareholders Agreement, dated as of June 20, 2005
10	.5(1)	Form of Termination Consent among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10	.6(1)	Registration Rights Agreement by and among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10	.7(1)	Administrative Services Agreement, dated as of January 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd and American International Company Limited
10	.8(1)	Amended and Restated Administrative Services Agreement, dated as of January 1, 2006, among Newmarket Underwriters Insurance Company, Allied World Assurance Company (U.S.) Inc. and Lexington Insurance Company
10	.9(1)	Services Agreement, dated as of January 1, 2006, among Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and AIG Insurance Management Services (Ireland) Limited
10	.10(1)	Termination Agreement, dated as of December 31, 2005, among Allied World Assurance Company, Ltd, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Holdings (Ireland) Ltd, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and American International Company Limited

Exhibit
Number		Description of Document

10	.11(1)	Schedule of Discretionary Investment Management Agreements between Allied World Assurance Company Holdings, Ltd entities and Goldman Sachs entities
10	.12(1)	Master Services Agreement, dated as of May 9, 2006, between Allied World Assurance Company, Ltd and AIG Technologies, Inc.
10	.13(1)	Placement Agency Agreement, dated October 25, 2001, among Allied World Assurance Company Holdings, Ltd, American International Group, Inc., The Chubb Corporation, GS Capital Partners 2000, L.P. and Goldman, Sachs & Co.
10	.14(1)	Underwriting Agency Agreement, dated December 1, 2001, between Allied World Assurance Company, Ltd and IPCRe Underwriting Services Limited
10	.15(1)	Amended and Restated Amendment No. 1 to Underwriting Agency Agreement, dated as of April 19, 2004
10	.16(1)	Amendment No. 2 to Underwriting Agency Agreement, as amended, dated as of March 28, 2003
10	.17(1)	Amendment No. 3 to Underwriting Agency Agreement, as amended, dated as of October 31, 2003
10	.18(1)	Amendment No. 4 to Underwriting Agency Agreement, as amended, dated as of October 26, 2005
10	.19(4)	Amendment No. 5 to Underwriting Agency Agreement, as amended, dated as of December 1, 2006
10	.20(1)	Software License Agreement Terms and Conditions, dated as of November 14, 2003, between Allied World Assurance Company, Ltd and Transatlantic Holdings, Inc.
10	.21(1)	Guarantee, dated May 22, 2006, of Allied World Assurance Company, Ltd in favor of American International Group, Inc.
10	.22(1)	Summary of Terms of Property Excess Catastrophe Reinsurance Contract, dated May 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Transatlantic Reinsurance Company, Inc. and the other reinsurers named party thereto
10	.23(9)	Amended and Restated Software License Agreement, effective as of November 17, 2006, by and between Transatlantic Holdings, Inc. and Allied World Assurance Company, Ltd
10	.24(1)	Placement slips, effective March 1, 2004 and March 1, 2005, respectively, for the Casualty Variable Quota Share Reinsurance Agreement among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and National Union Fire Insurance Company of Pittsburgh, PA
10	.25(1)	Casualty Variable Quota Share Reinsurance Agreement, effective December 1, 2002, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited and Chubb Re, Inc. on behalf of Federal Insurance Company, as amended
10	.26(1)	Casualty Variable Quota Share Reinsurance Agreement, effective as of March 1, 2006, among Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Company (U.S.) Inc., Newmarket Underwriters Insurance Company and Harbor Point Services, Inc. on behalf of Federal Insurance Company
10	.27(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Allied World Assurance Company (U.S.) Inc. and Chubb Custom Market, Inc.
10	.28(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Newmarket Underwriters Insurance Company and Chubb Custom Market, Inc.
10	.29(1)	Insurance Letters of Credit Master Agreement, dated September 19, 2002, between Allied World Assurance Company, Ltd and Citibank N.A.

Exhibit
Number		Description of Document

10	.30(1)	Account Control Agreement, dated September 19, 2002, among Allied World Assurance Company, Ltd, Citibank, N.A. and Mellon Bank, N.A.
10	.31(1)	Amendment No. 1 to Account Control Agreement, dated March 31, 2004
10	.32(1)	Pledge Agreement, dated as of September 19, 2002, between Allied World Assurance Company, Ltd and Citibank, N.A.
10	.33(1)	Credit Agreement, dated as of December 31, 2003, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.34(1)	Global Amendment Agreement, dated as of January 11, 2005, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.35(1)	Agreement, dated as of December 31, 2005, amending the original credit agreement as amended, between Allied World Assurance Company, Ltd and Barclays Bank Plc
10	.36(1)	Account Control Agreement, dated as of December 31, 2003, among Allied World Assurance Company, Ltd, Barclays Bank Plc and Mellon Bank, N.A.
10	.37(1)	Credit Agreement, dated as of March 30, 2005, among Allied World Assurance Company Holdings, Ltd, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent and the other banks named party thereto
10	.38(1)	Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10	.39(1)†	Form of RSU Award Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10	.40(1)†	Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10	.41(1)†	Form of Option Grant Notice and Option Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10	.42(1)†	Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan
10	.43(1)†	Form of Participation Agreement under the Allied World Assurance Company Holdings, Ltd Long-Term Incentive Plan
10	.44(1)†	Allied World Assurance Company, Ltd Supplemental Executive Retirement Plan
10	.45(1)†	Newmarket Underwriters Insurance Company Supplemental Executive Retirement Plan
10	.46(1)	Reinsurance Custody Agreement, dated September 30, 2002, among Commerce & Industry Insurance Company of Canada, Allied World Assurance Company (U.S.) Inc. and Royal Trust Corporation of Canada (including a Consent to Assignment, dated December 21, 2005, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investor Services Trust)
10	.47(1)	Agreement, dated September 30, 2002, among Allied World Assurance Company (U.S.) Inc., American Home Assurance Company, Royal Trust Corporation of Canada and the Superintendent of Financial Institutions Canada (including a Consent to Assignment, dated December 21, 2005, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investors Services Trust)
10	.48(1)	Agreement, dated December 16, 2002, among Allied World Assurance Company, Ltd, American Home Assurance Company, Royal Trust Corporation of Canada and the Superintendent of Financial Institutions of Canada (including a Consent of Assignment, dated April 27, 2006, whereby Royal Trust Corporation of Canada assigned its rights and obligations to RBC Drexia Investor Services Trust)
10	.49(1)†	Letter Agreement, dated October 1, 2004, between Allied World Assurance Company Holdings, Ltd and Michael Morrison
10	.50(5)†	Form of Indemnification Agreement
10	.51(6)†	Form of Employment Agreement
10	.52(3)	Addendum to Schedule B, effective as of September 25, 2006, to the Master Services Agreement by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc.

Exhibit
Number		Description of Document

10	.53(7)	Lease, dated November 29, 2006, by and between American International Company Limited and Allied World Assurance Company, Ltd
10	.54(8)†	Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan
10	.55(8)†	Separation and Release Agreement, dated as of December 31, 2006, between Allied World Assurance Company Holdings, Ltd and Jordan M. Gantz
10	.56(10)	Letter Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc., terminating the Master Services Agreement by and between the parties effective as of December 18, 2006
10	.57(11)†	Contract of Employment by and between Allied World Assurance Company (Europe) Limited and John Redmond
10	.58(12)	Insurance Letters of Credit — Master Agreement, dated February 28, 2007, by and among Allied World Assurance Company, Ltd, Citibank N.A. and Citibank Europe plc
10	.59(12)	Pledge Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and Citibank Europe plc
10	.60(12)	Account Control Agreement, dated March 5, 2007, by and among Citibank Europe plc, as secured party; Allied World Assurance Company, Ltd, as pledgor; and Mellon Bank, N.A.
10	.61(13)†	Retirement and Consulting Agreement, dated effective as of March 31, 2007, by and between Allied World Assurance Company Holdings, Ltd and G. William Davis, Jr.
12.1		Statement regarding the computation of ratio of earnings to fixed charges
21	.1(14)	Subsidiaries of the Registrant
23	.1**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.2**	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.1)
23.3		Consent of Deloitte & Touche, an independent registered public accounting firm
24.1		Powers of Attorney (included on signature page)
25	.1**	Form T-1 Statement of Eligibility of Trustee (Notes Indenture)

**	Previously filed.

†	Management contract or compensatory plan, contract or arrangement.

(1)	Incorporated herein by reference to the Registration Statement on Form S-1 (Registration No. 333-132507) of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 17, 2006, as amended, and declared effective by the SEC on July 11, 2006.

(2)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 1, 2006.

(3)	Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 14, 2006.

(4)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 7, 2006.

(5)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 7, 2006.

(6)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 6, 2006.

(7)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 1, 2006.

(8)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 5, 2007.

(9)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on February 21, 2007.

(10)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 2, 2007.

(11)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 16, 2007.

(12)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 16, 2007.

(13)	Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 23, 2007.

(14)	Incorporated herein by reference to the Current Report on Form 10-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 19, 2007.